Form 20-F
period 2023-12-31
mF International Ltd
filed 2024-05-15
CIK 1940941

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 001-42027

mF International Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit 1801, Fortis Tower, 77-79 Gloucester Road,
Wan Chai, Hong Kong
(+852) 3426-6200

(Address of principal executive offices)

Chi Weng Tam, Chief Executive Officer

Telephone: (+852) 3426-6200

Email: dick.tam@m-finance.net

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	MFI	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 11,585,000 ordinary shares, no par value, were outstanding as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“$,” “dollars,” “USD”, “US$” or “U.S. dollars” are to the legal currency of the United States.

●	“AUD” are to the legal currency of Australia;

●	“BVI Act” are to the BVI Business Companies Act, 2004 (as amended);

●	“BVI” are to the British Virgin Islands;

●	“CAD” are to the legal currency of Canada;

●	“CHF” are to the legal currency of Switzerland and Liechtenstein;

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau, unless referencing specific laws and regulations adopted by the PRC. The same legal and operational risks associated with operations in China may also apply to operations in Hong Kong;

●	“Company,” “mF International,” “we”, “us”, or “our,” are to mF International Limited, a British Virgin Islands holding company, and to describing our consolidated financial information;

●	“EURO” are to the legal currency of 20 of the 27 member states of the European Union;

●	“GBP” are to the legal currency of the United Kingdom and nine of its associated territories;

●	“HK$”, “HKD” and “HK Dollar” are to the legal currency of Hong Kong;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“mainland China” are to mainland China of the PRC, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Memorandum and Articles” are to the current memorandum and articles of association of mF International;

●	“mF” or “m-FINANCE” are to m-FINANCE Limited, a Hong Kong company incorporated on February 11, 2002 and a wholly-owned subsidiary of mF International;

●	“mFTT” are to m-FINANCE Trading Technologies Ltd., a Hong Kong company incorporated on March 21, 2013 and a wholly-owned subsidiary of mF International through m-FINANCE;

●	“NZD” are to the legal currency of New Zealand, the Cook Islands, Niue, the Ross Dependency, Tokelau, and a British territory, the Pitcairn Islands;

●	“Operating Subsidiaries” are to m-FINANCE, mFTT and OTX (as defined below), wholly-owned subsidiaries of mF International, unless otherwise specified;

●	“Ordinary Shares” are to the ordinary shares of mF International, with no par value;

●	“OTX” are to Omegatraders Systems Limited, a Hong Kong company incorporated on December 10, 2009 and a wholly-owned subsidiary of mF International through m-FINANCE;

●	“PRC government” are to the government of mainland China, for the purposes of this annual report only;

●	“PRC laws and regulations” or “PRC laws” are to the laws and regulations of mainland China;

●	“RMB” and “Renminbi” are to the legal currency of mainland China;

●	“SZ WFOE” are to m-FINANCE Software (Shenzhen) Limited, a mainland China company incorporated on March 27, 2014 and a wholly-owned subsidiary of m-FINANCE before de-registration;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“XAU” refers to internationally accepted code for spot gold traded on the foreign exchange market.

We do not have any material operations of our own. We are a holding company with operations conducted in Hong Kong through the Operating Subsidiaries using Hong Kong dollars, the currency of Hong Kong. The Operating Subsidiaries reporting currency is in Hong Kong dollars. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Translations of amounts in the consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from HK$ into US$ as of and for the years ended December 31, 2023 and 2022 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8109 and US$1 = HK$7.8015, respectively, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

Our Corporate History

mF International is a BVI business company limited by shares and established under the laws of the British Virgin Islands on June 15, 2022. It is a holding company with no business operations of its own. mF International, through its wholly-owned subsidiaries m-FINANCE, mFTT and OTX, conducts business operations in Hong Kong. A reorganization of the legal structure of the Company (the “Reorganization”) was completed on August 22, 2022. Prior to the Reorganization, our main Hong Kong subsidiary, m-FINANCE, with its three subsidiaries mFTT, OTX and SZ WFOE, was ultimately controlled by Gaderway Investments Limited.

As part of the Reorganization, mF International was incorporated under the laws of the British Virgin Islands on June 15, 2022, and being interspersed between Gaderway Investments Limited and m-FINANCE. Consequently, mF International became the holding company of m-FINANCE, with its three subsidiaries on August 22, 2022. The Company and its subsidiaries resulting from Reorganization has always been under the common control of the same controlling shareholder, Gaderway Investments Limited, before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

For the purpose of operating business in 2002, m-FINANCE was incorporated to provide financial trading solutions, including real-time mission critical forex, bullion/commodities trading platform solutions, financial value-added services, mobile applications and financial information for brokers and institutional clients in the region. After several years of operations, m-FINANCE had accumulated sufficient financial resources, and it established three wholly owned subsidiaries, OTX, mFTT and SZ WFOE in 2009, 2013 and 2014, respectively, for the purpose of increasing business efficiencies and diversification. In 2020, SZ WFOE applied for deregistration and the process of deregistration was completed in March 2023. As of the date of this annual report, we conduct our business operations in Hong Kong solely through our Operating Subsidiaries.

History of Share Issuances

The Company was established under the laws of the British Virgin Islands on June 15, 2022. The authorized number of Ordinary Shares was unlimited with no par value per share. On June 15, 2022, the Company issued 50,000 Ordinary Shares to Gaderway Investments Limited, for a consideration of US$0.01 per share.

On August 11, 2023, our previous sole shareholder, Gaderway Investments Limited, approved a share split of our outstanding Ordinary Shares at a ratio of 1:231.7, which became effective immediately, resulting in 11,585,000 Ordinary Shares issued and outstanding after the share split. All references to Ordinary Shares, options to purchase Ordinary Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this annual report to reflect the split of our Ordinary Shares as if it had occurred at the beginning of the earlier period presented.

After the share split of our Ordinary Shares effective on August 11, 2023, in November 2023, Gaderway Investments Limited entered into instruments of transfer with five investors (collectively, the “Investors”), whereby Gaderway Investments Limited sold an aggregate of 2,317,000 Ordinary Shares to the Investors for the aggregate consideration of $5,792,500.

The following table sets forth the breakdown of the foregoing transactions among Gaderway Investments Limited and the Investors:

Name of the Investors	Number of Ordinary Shares Sold/Purchased	Consideration
Cheung Hoi Hung	440,000	$1,100,000
Zhang Mi	222,000	$555,000
Poon Chung Lung	546,000	$1,365,000
Chan Chu Hing	569,000	$1,422,500
Lo Wing Sang	540,000	$1,350,000

On February 21, 2024, Lo Wing Sang, one of the Investors, entered into an instrument of transfer with Miu Man Cheung, whereby Lo Wing Sang sold the 540,000 Ordinary Shares he held to Miu Man Cheung for a consideration of $1,350,000.

On April 24, 2024, the Company completed its initial public offering (“IPO”) of 1,666,667 Ordinary Shares at a public offering price of $4.50 per share. The net proceeds raised from the IPO were approximately $5.7 million after deducting underwriting discounts and the offering expenses payable by the Company.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

Notes:

(1)	Gaderway Investments Limited, a company incorporated in the BVI on March 18, 2015 as a BVI business company limited by shares, is a holding company without business operations, which is owned as to approximately 61.54% by Mr. Tai Wai (Stephen) Lam and approximately 38.46% by Mr. Chi Weng Tam.

(2)	m-FINANCE Software (Shenzhen) Limited was dormant and the deregistration process was completed in March 2023.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in the section captioned “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Risks Associated with our Corporate Structure and being based in Hong Kong

mF International is not a Chinese or Hong Kong operating company, but is a holding company incorporated in the British Virgin Islands, or the BVI. mF International does not conduct any business operations. Our shareholders are only directly investing in the holding company, mF International, and may never hold equity interests in the operating subsidiaries of the Company. As a limited company with no material operations, all business operations are conducted by the Operating Subsidiaries in Hong Kong. This structure involves unique risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in mF International’s operations and/or a material change in the value of the securities of mF International, including that such event could cause the value of such securities to significantly decline or become worthless. Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. For example, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Given the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline or be worthless. Additionally, any further control over offerings conducted overseas and/or foreign investment impacting the Operating Subsidiaries in Hong Kong by the Hong Kong government could result in a material change in our operations, financial performance and/or the value of our Ordinary Shares or impair our ability to raise money. See “— D. Risk Factors —Risks Related to Our Corporate Structure — Substantially all of the Operating Subsidiaries’ operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may intervene in or influence such operations at any time, which could result in a material change in the operations of the Operating Subsidiaries and/or the value of our Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.”

The Operating Subsidiaries conduct a substantial amount of their business operations in Hong Kong, with less than 10% of their total customers in mainland China. Accordingly, we do not expect that the PRC laws and regulations currently have any material impact on the business of our subsidiaries, financial condition and results of operations. However, in the event that we or the Operating Subsidiaries were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or the Operating Subsidiaries might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. Currently, we remain subject to certain legal and operational risks associated with the Operating Subsidiaries being based in Hong Kong and having all of their operations to date in Hong Kong. Recently, the Chinese regulatory entities have imposed more control over the Hong Kong legal system. Additionally, the legal and operational risks associated with mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would be applicable to our Company or our subsidiaries in Hong Kong. These risks could result in material changes in the operations of the Operating Subsidiaries and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement, which may in the future impact the Operating Subsidiaries’ ability to conduct business, or our ability to accept foreign investments or list on a U.S. or other foreign exchange if we were to become subject to such regulations. On February 17, 2023, with the approval of the State Council, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. As of the date of this annual report, as advised by Zhong Lun Law Firm, our PRC counsel, we are not subject to the filing procedures under the Trial Measures and there are no effective laws or regulations in the PRC explicitly require our Company or the Operating Subsidiaries in Hong Kong to seek approvals from the CSRC or any other PRC governmental authorities for our future overseas offering plans. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impacts such modified or new laws and regulations will have on the business operations of the Operating Subsidiaries, our ability to accept foreign investments and the continued listing of our Ordinary Shares on a U.S. or other foreign exchanges. If it is later determined that we are required by the Trial Measures to submit to the CRSC and complete the filing procedures with respect to any offering and continued listing, we cannot assure you that we will be able to complete such filings in a timely manner or even at all. Any failure by us to comply with such filing requirements under the Trial Measures may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities. Moreover, if certain PRC laws and regulations were to become applicable to a company such as mF International or the Operating Subsidiaries in the future, the application of such laws and regulations may have a material adverse impact on the business of our subsidiaries, our financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities, including the Ordinary Shares, to significantly decline or become worthless. See “— D. Risk Factors — Risks Related to Our Corporate Structure — Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of the Operating Subsidiaries and any changes in such laws and regulations and interpretations may impair their ability to operate profitably, which could result in a material negative impact on such operations and/or the value of the securities we are registering for sale.”, “— D. Risk Factors — Risks Related to Doing Business in Hong Kong — The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact the Operating Subsidiaries”, and “— D. Risk Factors — Risks Related to Doing Business in Hong Kong — The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.”

Furthermore, our Ordinary Shares may be prohibited from trading on a national exchange or in the over-the-counter trading market in the United States under the Holding Foreign Companies Accountable Act (the “HFCA Act”), as amended by the Accelerating Holding Foreign Companies Accountable Act (the “Accelerating HFCA Act”), if the Public Company Accounting Oversight Board (United States) (the “PCAOB”), determines that it cannot inspect or fully investigate our auditors for two consecutive years beginning in 2022. As a result, an exchange may determine to delist our securities. Additionally, our securities may be prohibited from trading if our auditor cannot be fully inspected as more stringent criteria have been imposed by the SEC and the PCAOB, recently. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which became effective on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. For example, on December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the PCAOB signed a Statement of Protocol (SOP) Agreement with the CSRC and China’s Ministry of Finance (the “SOP Agreement”). The SOP Agreement established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for foreign companies to comply with PCAOB audits under the HFCA Act from what was originally three years to two, thus reducing the time period before their securities may be prohibited from trading or delisted. Our auditor, prior to February 16, 2023, Friedman LLP , an independent registered public accounting firm that issued the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, was subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our former auditor, Friedman LLP, had been subject PCAOB inspections until it filed its application to withdraw from the PCAOB registration on December 30, 2022. Our new auditor as of the date of this annual report, Marcum Asia CPAs LLP (“Marcum Asia”) is headquartered in New York, the United States and has been inspected by the PCAOB on a regular basis. However, we cannot assure you that the NASDAQ Capital Market or other regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment in the future. See “— D. Risk Factors — Risks Related to Our Ordinary Shares and the Trading Market — Our Ordinary Shares may be prohibited from being traded on a national exchange under the HFCA Act if the Public Company Accounting Oversight Board determines that it cannot inspect or fully investigate our auditors for two consecutive years beginning in 2022 and, as a result, an exchange may determine to delist our securities. The delisting of our Ordinary Shares, or the threat of being delisted, may materially and adversely affect the value of your investment.”

As of the date of this annual report, Gaderway Investments Limited, our largest shareholder, owns more than a majority of the voting power of our outstanding Ordinary Shares. As a result, Gaderway Investments Limited has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” within the meaning of the NASDAQ listing rules. However, even if we are deemed to be a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the NASDAQ Listing Rules. For a more detailed discussion of the risk of the Company being a controlled company, see “— D. Risk Factors — Risks Related to Our Corporate Structure — Gaderway Investments Limited, our largest shareholder, owns more than a majority of the voting power of our outstanding Ordinary Shares. As a result, Gaderway Investments Limited has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.” on page 14 and “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES — A. Directors and Senior Management — Controlled Company.”

Dividend Distributions, Cash Transfer, and Tax Consequences

mF International is permitted under the laws of British Virgin Islands to provide funding to our subsidiaries in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. The Operating Subsidiaries are permitted under the laws of Hong Kong to provide funding to mF International, the holding company incorporated in the British Virgin Islands, through dividend distributions or payments without restrictions on the amount of the funds.

There are no restrictions or limitation on our ability to distribute earnings from our subsidiaries, including our subsidiaries in Hong Kong, to mF International and shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the BVI Business Companies Act, 2004 (as amended), or the BVI Act and our Memorandum and Articles of Association, or Memorandum and Articles, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend payment, the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this annual report. Additionally, as of the date of this annual report, there are no further BVI or Hong Kong statutory restrictions on the amount of funds which may be distributed by us by dividend payments. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiaries’ ability by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on the ability to conduct business of the Operating Subsidiaries and might materially decrease the value of our Ordinary Shares or cause them to be worthless. For a more detailed discussion of how the cash is transferred within our organization, see “— D. Risk Factors — Risks Related to the Corporate Structure — We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or the Operating Subsidiaries by the PRC government to transfer cash. Any limitation on the ability of our Operating Subsidiaries to make payments to us could have a material adverse effect on the Operating Subsidiaries’ ability and might materially decrease the value of our Ordinary Shares or cause them to be worthless.”

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. As of the date of this annual report, there are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors. The laws and regulations of the PRC do not currently have any material impact on the transfer of cash from mF International to the Operating Subsidiaries or from the Operating Subsidiaries to mF International, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from the Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we or the Operating Subsidiaries conduct business, could require us to change certain aspects of the business of the Operating Subsidiaries to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, the business of the Operating Subsidiaries, our financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering it worthless. For a more detailed discussion of this risk, see “— D. Risk Factors — Risks Related to Our Corporate Structure — We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or the Operating Subsidiaries by the PRC government to transfer cash. Any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our Operating Subsidiaries’ ability to conduct business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.”

On March 23, 2022, m-FINANCE declared an interim dividend of HK$0.863 per share (equivalent to US$0.111 per share), or HK$10,000,000 in aggregate (equivalent to US$1,281,805), to its shareholder, which was settled in cash on March 24, 2022. On June 30, 2022, m-FINANCE declared an interim dividend of HK$0.691 per share (equivalent to US$0.089 per share) or HK$8,000,000 (equivalent to US$1,025,444), to its shareholder, and the amount of the dividend payable was concurrently settled by netting off the outstanding amounts due from related parties. On August 15, 2022, m-FINANCE declared an interim dividend of HK$0.873 per share (equivalent to US$0.112 per share) or HK$10,114,311 in aggregate (equivalent to US$1,296,457), to its shareholder, and the dividend payable was concurrently settled by netting off the outstanding amounts due from the related parties. The amounts due from related parties were presented as a reduction of the shareholder’s equity pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G. On March 27, 2023, the Company declared an interim dividend of HK$0.218 per share (equivalent to US$0.028 per share), or HK$2,528,413 in aggregate (equivalent to US$324,093), to its shareholder, which was settled in cash on the same day. On July 31, 2023, the Company declared an interim dividend of HK$0.242 per share (equivalent to US$0.031 per share), or HK$2,800,800 in aggregate (equivalent to US$359,008), to its shareholder, which was settled in cash on the same day.

The Company and its Operating Subsidiaries currently intend to retain all of their respective remaining funds and future earnings, if any, for the operation and expansion of the business and do not anticipate declaring or paying any further dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

As of the date of this annual report, we do not plan to pay any further dividends out of our retained earnings in the foreseeable future.

Selected Consolidated Financial Schedule

The following selected consolidated statements of income and comprehensive income for the years ended December 31, 2023, 2022 and 2021 and selected consolidated balance sheets data as of December 31, 2023, 2022 and 2021 have been derived from our consolidated financial statements included elsewhere in this annual report.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS — A. Operating Results” and our consolidated financial statements included elsewhere in this annual report.

As of and for the years ended December 31, 2021, 2022 and 2023

	For the years ended December 31,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Revenue	32,212,970	34,931,827	31,961,177	4,091,869
Cost of revenue	16,260,407	16,512,702	13,995,670	1,791,813
Gross profit	15,952,563	18,419,125	17,965,507	2,300,056

Total operating expenses	5,417,863	10,876,654	11,283,291	1,444,557
Income from operations	10,534,700	7,542,471	6,682,216	855,499

Total other income (expense), net	246,525	(336,027)	94,974	12,158

Income before income taxes	10,781,225	7,206,444	6,777,190	867,657
Income tax expense	(431,630)	(387,845)	(148,309)	(18,987)
Net income	10,349,595	6,818,599	6,628,881	848,670

Other comprehensive income
Foreign currency translation adjustment	(14,168)	7,496	17,866	2,287
Comprehensive income	10,335,427	6,826,095	6,646,747	850,957

	As of December 31,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Current assets	18,678,715	15,522,433	10,104,898	1,293,691
Non-current assets	14,664,377	19,017,770	23,746,921	3,040,228
Total assets	33,343,092	34,540,203	33,851,819	4,333,919
Current liabilities	10,263,742	11,904,112	12,182,221	1,559,643
Non-current liabilities	15,596,879	12,210,193	9,926,166	1,270,809
Total liabilities	25,860,621	24,114,305	22,108,387	2,830,452
Total shareholders’ equity	7,482,471	10,425,898	11,743,432	1,503,467

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Corporate Structure

We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or the Operating Subsidiaries by the PRC government to transfer cash. Any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our Operating Subsidiaries’ ability to conduct business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

We are a holding company incorporated in the British Virgin Islands, and we rely on dividends and other distributions on equity paid by the Operating Subsidiaries for our cash and financing requirements, including for the provision of funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. If the Operating Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations related to Hong Kong taxation.” The PRC laws and regulations do not currently have any material impact on transfers of cash from mF International to Operating Subsidiaries or from Operating Subsidiaries to mF International, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from the Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we or the Operating Subsidiaries conduct business, could require us to change certain aspects of our Operating Subsidiaries’ business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, our financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering them worthless.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little or no advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to our current business operations and any changes in such laws and regulations and interpretations may impair our ability to operate profitably, which could result in a material negative impact on our operations and/or the value of the securities we are registering for sale.

Although we have direct ownership of the Operating Subsidiaries in Hong Kong, and currently do not have, nor intend to have, any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with the Operating Subsidiaries being based in Hong Kong and having all operations conducted in Hong Kong, as of the date of this annual report. However, the legal and operational risks associated with China may also apply to our Operating Subsidiaries’ operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cybersecurity and anti-monopoly concerns, would be applicable to our Company or our subsidiaries in Hong Kong. In the event that we or the Operating Subsidiaries were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or the Operating Subsidiaries might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in mF International’s operations and/or a material change in the value of the securities mF International is registering for sale, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our Operating Subsidiaries’ business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our Operating Subsidiaries’ business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our Operating Subsidiaries’ business.

The uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time could result in a material change in our operations and/or the value of the securities we are registering.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our Operating Subsidiaries’ business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by companies or individuals of mainland China to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on February 17, 2023 , the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023, requiring, among other things, that (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application.

mF International is a holding company incorporated in the British Virgin Islands with three Operating Subsidiaries based in Hong Kong, and, as of the date of this annual report, we have no active subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or intent to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong, with our chief executive officer, chief financial officer and all members of the board of directors of mF International based in Hong Kong, not mainland China, and all of our revenues and profits are generated by the Operating Subsidiaries in Hong Kong. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Therefore, as of the date of this annual report, the CSRC’s approval is not required for the listing and trading of our Ordinary Shares in the U.S. exchange as provided under the M&A Rules, and we would not be subject to filing requirements with the CSRC pursuant to the Trial Measures and supporting guidelines.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

In addition, on December 28, 2021, the Cyberspace Administration of China (the “CAC”), together with other administrative departments, jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022, and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. Such Measures require that, among other things, and in addition to any operator of critical information infrastructure, any network platform operators possessing personal information of more than one million users which seeks to list in a foreign stock exchange shall also be subject to cybersecurity review, and such Measures further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication and revision of the Cybersecurity Review Measures indicates greater oversight by the PRC regulatory authorities over data security, which may impact our Operating Subsidiaries’ business in the future. As of the date of this annual report, the Operating Subsidiaries currently have less than 10% of their total customers in mainland China. Additionally, the Operating Subsidiaries may collect and store certain data for customer registration purpose. As of the date of this annual report, we do not expect the Cybersecurity Review Measures to have an impact on the Operating Subsidiaries business or operations to subject us or the Operating Subsidiaries to permission requirements from the CAC or any other government agency that is required to approve our operations, as we do not believe that we will be deemed to be an “operator of critical information infrastructure” or a “network platform operator” possessing personal information of more than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) all operations are conducted by the Operating Subsidiaries which currently mostly serve clients outside mainland China; (ii) we do not have or intend to have, nor do we have or intend to establish, a VIE structure with any entity in mainland China and the Cybersecurity Review Measures remain unclear whether they shall be applied to a company like us; (iii) as of date of this annual report, we have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; (iv) as of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we must file for a cybersecurity review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “network platform operator” possessing personal information of more than one million users, or if other regulations promulgated in relation to the Cybersecurity Review Measures are deemed to apply to us, the business operations of the Operating Subsidiaries and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and the Operating Subsidiaries might be covered by permission from the CAC or any other government agency that is required to approve our operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may cause the value of our Ordinary Shares to significantly decline or become worthless.

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. As advised by our PRC counsel, Zhong Lun Law Firm, since the Company is a company duly incorporated in the BVI, (i) with business operations conducted by the Operating Subsidiaries located in Hong Kong, and (ii) neither the Company nor the Operating Subsidiaries currently have any subsidiary in the PRC nor have they entered into any contractual arrangements to establish a variable interest entity structure with any entity in the PRC, the Company fails to meet the conditions under Article 15 of the Trial Measures and the supporting guidelines which constitute an indirect overseas listing in an overseas market that would otherwise subject the Company to the Trial Measures and supporting guidelines as of the date of this annual report. Therefore, as of the date of this annual report, no effective laws or regulations in the PRC explicitly require our Company or the Operating Subsidiaries in Hong Kong to seek approvals from the CSRC or any other PRC governmental authorities for our future overseas offering plans. If it is later determined that we are required by the Trial Measures to submit to the CRSC and complete the filing procedures of any offering and listing, we cannot assure you that we will be able to complete such filings in a timely manner or even at all. Any failure by us to comply with such filing requirements under the Trial Measures may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

As of the date of this annual report, we are advised by Hong Kong counsel, Bird & Bird, that we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors, save that our Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). Should there be any change in applicable laws, regulations, or interpretations, and we or any of the Operating Subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

Based on our understanding of the PRC laws and regulations currently in effect, as of the date of this annual report, neither we nor the Operating Subsidiaries are subject to the M&A Rules, the Cybersecurity Review Measures, the Trial Measures or the regulations or policies that have been issued by the CSRC or the CAC as of the date of this annual report, nor are we currently covered by permission requirements from the CSRC, the CAC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CAC to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CAC as of the date of this annual report. Further, as of the date of this annual report, neither we nor the Operating Subsidiaries have ever applied for any such permission or approval, as we currently are not subject to the M&A Rules or the regulations and policies issued by the CAC. However, if there is significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or are denied permission from mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

Substantially all of our Operating Subsidiaries’ operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may intervene in or influence such operations at any time, which could result in a material change in the operations of the Operating Subsidiaries and/or the value of our Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Given the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline or be worthless. Additionally, any further control over offerings conducted overseas and/or foreign investment impacting the Operating Subsidiaries in Hong Kong by the Hong Kong government could result in a material change in our operations, financial performance and/or the value of our Ordinary Shares or impair our ability to raise money.

If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Cybersecurity Review Measures, the PRC Personal Information Protection Law, and the Trial Measures published by CSRC, effective on March 31, 2023, have already indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. It remains uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to the Operating Subsidiaries located in Hong Kong. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we are subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our Ordinary Share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

As of the date of this annual report, we incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior the fiscal year ended on December 31, 2021 and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we may be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We may invest in obtaining director and officer liability insurance. In addition, we may incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Gaderway Investments Limited, our largest shareholder, owns more than a majority of the voting power of our outstanding Ordinary Shares. As a result, Gaderway Investments Limited has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

As of the date of this annual report, our biggest shareholder, Gaderway Investments Limited, owns approximately 68.27% of the aggregate voting power of our outstanding Ordinary Shares. As a result, Gaderway Investments Limited has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Under the NASDAQ listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we do not intend to rely on the “controlled company” exemptions under the NASDAQ listing rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

Risks Related to Doing Business in Hong Kong

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism.

Our principal business operations are conducted in Hong Kong. In the event that the U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence within, the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. Additionally, our Hong Kong counsel, Bird & Bird, advised that the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organisation of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. Foreign judgments of United States courts will not be directly enforced in Hong Kong, as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the annual report, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. For more information regarding the relevant laws of the British Virgin Islands and Hong Kong.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” On March 16, 2021, the U.S. State Department submitted a report listing an additional 24 foreign persons determined to meet the HKAA criteria. This report is an update to the October 2020 and March 2021 reports, consistent with section 5(e) of the HKAA. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If the Operating Subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, the business operations, our financial position and results of operations could be materially and adversely affected.

The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of the contractual rights of our Operating Subsidiaries. This could, in turn, materially and adversely affect business and operations of our Operating Subsidiaries. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with the customers.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured that capitalist system and way of life in Hong Kong shall remain unchanged for 50 years, and has given Hong Kong the freedom to function with a high degree of autonomy. Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect the business and operations of our Operating Subsidiaries. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to our Operating Subsidiaries, including their ability to enforce agreements with our customers.

There are some political risks associated with conducting business in Hong Kong.

The operations of the Operating Subsidiaries are principally based in Hong Kong. Accordingly, the business operations of the Operating Subsidiaries and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this annual report, we derive all of our revenue from operations in Hong Kong and, specifically, from our Operating Subsidiaries. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect the business operations of our Operating Subsidiaries. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since all of our operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

The Hong Kong protests that began in 2019 are ongoing and were triggered by the introduction of the Fugitive Offenders amendment bill by the Hong Kong government. If enacted, the bill would have allowed the extradition of criminal fugitives who are wanted in territories with which Hong Kong does not currently have extradition agreements, including mainland China. This led to concerns that the bill would subject Hong Kong residents and visitors to the jurisdiction and legal system of mainland China, thereby undermining the region’s autonomy and people’s civil liberties. Various sectors of the Hong Kong economy have been adversely affected as the protests turned increasingly violent. Most notably, the airline, retail, and real estate sectors have seen their sales decline.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect the business operations of our Operating Subsidiaries. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on the business operations of our Operating Subsidiaries, which could in turn adversely and materially affect our business, our results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Risks Related to Business and Industry

The market in which the Operating Subsidiaries operate is competitive.

The financial technology industry in Hong Kong and Asia is competitive and fragmented. With the rise of electronic trading in recent years, the industry has attracted the presence of both Hong Kong-based and international companies.

The market for financial trading solutions is still at its emerging stage, and we believe that it will continue to grow in the coming years. The prospect and potential of this market is expected to attract entry by companies with substantial capital and resources. Mergers and acquisitions of enterprises and consolidation of the industries may become a trend in the market. The environment in which our subsidiaries operate will likely become more competitive as a result. The competitors of our subsidiaries may offer similar financial trading solutions and services at prices lower than those of our subsidiaries. There is no guarantee that the projects undertaken and services provided by our subsidiaries in the future will allow our subsidiaries to maintain their present profit margins, and a competitive environment may adversely affect our profitability.

The success of the Operating Subsidiaries is dependent on the financial and brokerage industry and its market participants. Any market consolidation may adversely affect our Operating Subsidiaries’ business development and financial performance.

The Operating Subsidiaries provide financial trading solutions primarily to market participants in the financial and brokerage industry. It is observed that the financial and brokerage industry is characterized by intensive competition. Intensive competition in the financial and brokerage industry will inevitably affect the profit margins of market participants and may consequently affect such participants’ willingness to invest in new technologies or to expand their current usage of existing technologies. This may adversely affect our business development. Traditional small to medium sized brokerage firms may face competition from larger brokers that have more capital, resources or experience. The possible emergence of consolidation of the global brokerage industry may lead to reduction in the number of the players in the industry. If the number of our potential and existing customers or their size of operations decrease, our existing business and future growth potential may be adversely affected.

The Operating Subsidiaries operate in dynamic industries, which make it difficult to evaluate the future prospects.

In general, the financial technology industry is dynamic. The industries in which we operate, including those providing and maintaining financial trading solutions, mobile and desktop trading applications and financial value-added services, are all highly dynamic and may not develop as expected. Our customers may not fully understand the value of our solutions and potential new customers may have difficulty distinguishing our solutions from those of our competitors. If we fail to convince our customers of the value of our solutions, the markets for our solutions do not continue to develop as we expect or we fail to address the needs of these dynamic, evolving industries, our Operating Subsidiaries’ business may be materially and adversely affected.

Our financial performance and business outlook are significantly affected by the volatility of the financial markets in which we and the Operating Subsidiaries have no control.

The target customers of the Operating Subsidiaries include financial brokers and institutions mainly located in Asia, whose demand for financial trading solutions is dependent upon their business operations and expansion needs, which, to a large extent, are dependent upon the performance of the global financial markets as a whole. The global financial markets are directly affected by, among others, the global and local political and economic environments.

Any sudden downturn in the global economic and political environments, which are beyond the control of our Operating Subsidiaries, may adversely affect the financial market sentiment in general. Severe fluctuation in market and economic sentiments may also result in a prolonged period of sluggish market activities, which would in turn have an adverse impact on the business and operating performance of our target customers, and hence, their demand for our financial trading solutions. As such, our revenue and the profitability of our Company and the Operating Subsidiaries may fluctuate and there is no assurance that we will be able to maintain our historical results in times of difficult or unstable economic conditions. Our historical profit levels should not be relied solely upon as an indication of our future financial performance.

Our trading in foreign currencies significantly affected by the volatility of the financial and currency market in which we and the Operating Subsidiaries have no control. Any sudden volatility in the financial and currency market in the future may adversely affect the performance of our trading in foreign currencies and lead to realized and unrealized loss.

For the years ended December 31, 2021, 2022 and 2023, we had realized loss on disposal of financial assets at fair value and change in fair value on financial assets at fair value in the aggregate amounts of HK$676,445, HK$1,157,650 and HK$9,965 (US$1,276), respectively, from trading in foreign currencies, at fair value, with the intention to optimize a trading algorithm based on live market interactions. The change in fair value on financial assets at fair value was mainly due to the increased volatility of the financial and currency market in 2021, 2022 and 2023.

We plan to continue trading in foreign currencies in the future to further optimize our trading algorithm through live trading in the real foreign exchange market. Any sudden volatility in the financial and currency market, which are beyond the control of our Operating Subsidiaries, may adversely affect the performance of our trading in foreign currencies and lead to realized and unrealized loss.

Unauthorized use of the Operating Subsidiaries’ intellectual property by third parties and expenses incurred in protecting their intellectual property rights may adversely affect their business, reputation and competitive edge.

We regard the Operating Subsidiaries’ intellectual property, including their domain names, as important to their success, and they rely on a combination of intellectual property laws, subscriptions and contractual arrangements with software providers to protect their proprietary rights.

The Operating Subsidiaries have filed various applications in Hong Kong and mainland China for protection of certain aspects of their intellectual property, including multiple trademarks. Nevertheless, we can provide no assurance that they will be able to have all applications registered. If the Operating Subsidiaries fail to register their trademarks, they may not be able to use such intellectual property without risk of infringement and, even if they can use them, they may have difficulty in enforcing such intellectual property rights against infringement by third parties, and this could have a material adverse impact on their business, financial conditions, and operating results.

Despite these measures, any of the Operating Subsidiaries’ intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently. Accordingly, the Operating Subsidiaries may not be able to effectively protect their intellectual property rights or to enforce their contractual rights in all jurisdictions.

Preventing any unauthorized use of the Operating Subsidiaries’ intellectual property is difficult and costly and the steps it takes may be inadequate to prevent the misappropriation of their intellectual property. In the event that they must resort to litigation to enforce their intellectual property rights, such litigation could result in substantial costs and a diversion of their managerial and financial resources. We can provide no assurance that the Operating Subsidiaries will prevail in any such litigation. In particular, m-FINANCE has nine trademarks registered in mainland China, but without having physical operations in mainland China, it may have limited ability to timely respond or enforce its intellectual property rights, in the event of any infringement in mainland China.

In addition, the Operating Subsidiaries’ trade secrets may be leaked or otherwise become available to, or be independently discovered by, their competitors. Any failure in protecting or enforcing their intellectual property rights could have a material adverse effect on their business, reputation and competitive edge.

Risks Related to Our Ordinary Shares and the Trading Market

Our Ordinary Shares may be prohibited from being traded on a national exchange under the HFCA Act if the PCAOB determines that it cannot inspect or fully investigate our auditors for two consecutive years, beginning in 2022, and, as a result, an exchange may determine to delist our securities. The delisting of our Ordinary Shares, or the threat of being delisted, may materially and adversely affect the value of your investment.

The HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such company’s securities from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB has issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards on a regular basis. However, we cannot assure you that NASDAQ or other regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. On August 26, 2022, the PCAOB signed the SOP Agreement with the CSRC and China’s Ministry of Finance. The SOP Agreement established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

On December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for foreign companies to comply with PCAOB audits under the HFCA Act from what was originally three years to two, thus reducing the time period before their securities may be prohibited from trading or delisted.

If, as a consequence, our Ordinary Shares are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

The recent joint statement by the SEC and proposed rule changes submitted by NASDAQ, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of this negative attention has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman, William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 21, 2021, NASDAQ filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on NASDAQ Capital Market, and only permit them to list on NASDAQ Global Select or NASDAQ Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of such scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our Operating Subsidiaries’ business operations will be severely affected and you could sustain a significant decline in the value of our Ordinary Share.

NASDAQ may apply additional and more stringent criteria for our continued listing because our insiders hold a large portion of our listed securities.

NASDAQ Listing Rule 5101 provides NASDAQ with broad discretionary authority over, among other things, the continued listing of securities on NASDAQ, and NASDAQ may use such discretion to apply additional or more stringent criteria for continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities on NASDAQ inadvisable or unwarranted in the opinion of NASDAQ, even though the securities may meet all enumerated criteria for continued listing on NASDAQ. In addition, NASDAQ may use its discretion to deny continued listing or to apply additional and more stringent criteria including, but not limited to: where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit. Our IPO was relatively small. As of the date of this annual report, there is not more than 35% of the total issued capital in public hands, and the insiders of our Company hold a large portion of the Company’s listed securities. Therefore, we may be subject to the additional and more stringent criteria of NASDAQ for our continued listing.

We do not intend to pay further dividends in the foreseeable future.

We currently intend to retain all remaining funds and future earnings, if any, for the operations and expansion of the business of the Operating Subsidiaries and do not anticipate declaring or paying any further dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and will be subject to the restrictions contained in any future financing instruments.

If securities or industry analysts do not publish research or reports about our Operating Subsidiaries’ business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or the Operating Subsidiaries business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades us, the price of our Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of our Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price for our Ordinary Shares may be volatile.

The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors, such as:

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to catch up with the technology innovations in the industry, and maintain such technological innovations, once attained;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	additions or departures of key personnel;

●	fluctuations of exchange rates between Hong Kong dollar and the U.S. dollar; and

●	general economic or political conditions in Hong Kong, the PRC and greater Asia region.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law.

We are a company incorporated under the laws of the British Virgin Islands. Our corporate affairs are governed by our Memorandum and Articles, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary duties of our directors under the British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, the shareholders of British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Certain corporate governance practices in the British Virgin Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We can rely on home country practice with respect to our corporate governance. If we choose to follow the British Virgin Islands’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “— D. Risk Factors — Risks Related to Our Ordinary Shares and the Trading Market — As a foreign private issuer, we are permitted to rely on exemptions from certain NASDAQ Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our Ordinary Shares.”

As a result of the foregoing, public shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, or members of our board of directors than they would as public shareholders of a company incorporated in the United States.

As a foreign private issuer, we are permitted to rely on exemptions from certain NASDAQ Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our Ordinary Shares.

We are exempted from certain corporate governance requirements of the NASDAQ listing rules by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on NASDAQ. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the governing board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions with only independent directors; or

●	have executive sessions of solely independent directors each year.

We have complied with and intend to continue to comply with the above corporate governance requirements of the NASDAQ listing rules. However, we may consider following home country practice in lieu of the requirements under the NASDAQ listing rules with respect to certain corporate governance standards, by which, as a result, you may not be provided with the benefits of certain corporate governance requirements of NASDAQ.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We are qualified as a foreign private issuer. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future.

If we cannot continue to satisfy the continued listing requirements and other rules of NASDAQ Capital Market, although we are exempt from certain corporate governance standards applicable to U.S. issuers as a Foreign Private Issuer, our Ordinary Shares may be delisted, which could negatively impact the price of our Ordinary Shares and the shareholders’ ability to sell them.

In order to maintain our listing on the NASDAQ Capital Market, we are required to comply with certain rules of the NASDAQ Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. Even though we have fulfilled the listing requirements and other applicable rules of the NASDAQ Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the NASDAQ Capital Market criteria for maintaining our listing, our Ordinary Shares could be subject to delisting.

If the NASDAQ Capital Market delists our Ordinary Shares from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Ordinary Shares;

●	reduced liquidity with respect to our Ordinary Shares;

●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Because our Operating Subsidiaries’ business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Substantially all of our Operating Subsidiaries’ business is conducted in Hong Kong (with less than 10% of their total customers clients in mainland China), our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from the IPO and may not use them effectively.

Our management has broad discretion in the application of the net proceeds, including for any of the purposes described in “Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS — Use of Proceeds,” and our shareholders do not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from the IPO, their ultimate use may vary substantially from their currently intended use. The failure of our management to apply these funds effectively could harm the business of our Operating Subsidiaries.

There can be no assurance that we will not be deemed a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements. For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC.”

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to the closing of our IPO in April 2024, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of December 31, 2021, 2022 and 2023, we and our independent registered public accounting firms identified certain material weaknesses in our internal control over financial reporting PCAOB of the United States. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned; and (3) inadequate segregation of duties for certain key functions due to limited staff and resources.

Our management has implemented and is currently taking the steps necessary to remediate the underlying causes of these material weaknesses, including (i) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; ii) established three committees under the board of directors: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee (see “Item 6- DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES for details”; iii) actively hiring more qualified staff to fill up the key roles in the operations; and iv) setting up a financial and system control framework with formal documentation of polices and controls in place. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

We are subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, our financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before the IPO, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm the business of the Operating Subsidiaries and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Ordinary Share price may decline and we may be unable to maintain compliance with the NASDAQ Listing Rules.

The price of our Ordinary Shares could be subject to rapid and substantial volatility, and such volatility may make it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

For the history and development of the Company, please refer to “Item 3. Key Information—Our Corporate History.” On April 22, 2024, our Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “MFI.” On April 24, 2024, we closed our initial public offering. We raised $7.5 million in gross proceeds from our initial public offering, before deducting underwriting discounts and other related expenses.

Corporate Information

Our principal executive offices are located at Unit 1801, Fortis Tower, 77-79 Gloucester Road, Wan Chai, Hong Kong, and our telephone number is (+852) 3426-6200. Our registered office in the British Virgin Islands is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, BVI. We maintain a website at https://www.m-finance.com. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”

B. Business Overview

Overview

We are a holding company incorporated in the British Virgin Islands, and all of our operations are carried out by three Operating Subsidiaries in Hong Kong. Our principal Hong Kong subsidiary, m-FINANCE, established in 2002, is a Hong Kong-based experienced financial trading solution provider principally engaged in the development and provision of financial trading solutions. m-FINANCE has approximately 20 years of experience in providing real-time mission critical forex, bullion/commodities trading platform solutions, financial value-added services, mobile applications and financial information for brokers and institutional clients via internet or platform as software as a service. m-FINANCE has provided a wide range of top-notch services, including mF4 Trading Platform, Bridge and Plugins, CRM System, ECN System, Liquidity Solutions, Cross-platform “Broker+” Solution, Social Trading Applications and other value-added services.

m-FINANCE has been committed to providing an advanced trading platform and innovative one-stop trading solution that fits for the Asian market, with clients located over mainland China, Hong Kong and Southeast Asia. m-FINANCE’s customers are mainly financial institutions, including brokers, investment banks, institutional clients and financial services providers. As of the date of this annual report, m-FINANCE’s trading platform is handling a monthly average transaction value of over US$100 billion.

Revenues are primarily generated from the operations of the Operating Subsidiaries providing trading platform solutions and financial value-added services via internet or platform as software as a service. For the years ended December 31, 2021, 2022 and 2023, our total revenue was approximately HK$32,212,970, HK$34,931,827 and HK$31,961,177 (US$4,091,869), respectively. Our gross profit and net income were HK$15,952,563 and HK$10,349,595, respectively, for the year ended December 31, 2021. Our gross profit and net income were HK$18,419,125 and HK$6,818,599, respectively, for the year ended December 31, 2022. Our gross profit and net income were HK$17,965,507 (US$2,300,056) and HK$6,628,881 (US$848,670), respectively, for the year ended December 31, 2023.

Business Strategy

Unique I-A-D-T philosophy

m-FINANCE’s business strategy originates from its experienced management team and unique company philosophy, I-A-D-T, which is designed to support trading with a rational and systematic process:

●	(I)nformation: Gathering raw market information, including market indicators, price and publicly available news.
●	(A)nalysis: Analyzing the collected information aims to identify the latest market trends and potential movements.
●	(D)ecision: Formulating trading strategies and make investment decision based on risk appetite and market situation.
●	(T)ransaction: Executing the transactions through a stable, efficient and secure trading platform.

I-A-D-T defines the framework of m-FINANCE’s services and m-FINANCE is committed to integrating this company philosophy into the design of financial trading solutions. In the past two decades, m-FINANCE has implemented solutions designed to assist its customers in building profitable businesses and benefitting from effective return-on-investment.

Continuing to commit in R&D to enhance existing m-FINANCE trading platform and financial value-added services for capturing world-wide demand for our trading solutions

Enhancing and upgrading financial trading solutions

As the financial technology industry is a fast-evolving industry, we believe that it is essential for m-FINANCE to keep pace with the technological advancement and equip ourselves with the latest and/or prevailing technologies to formulate new projects and ideas.

In addition, our management expects that industry competition will continue to intensify in the near future. Financial technology is taking an increasingly important role in trading process, from pre-trade risk management to clearing and settlement, which creates opportunities and challenges to the market players. It is observed by the management that the market participants are actively exploring ways to perform system upgrades and service enhancements. In particular, algo-trading, big data and artificial intelligence applications are increasingly integrated in the areas of trading. As part of our core strategies, the Operating Subsidiaries will endeavor to continuously update current functions and may, in the future, seek to launch new functions.

Business development activities to support regional expansion

As of the date of this annual report, we have had an established client base in Hong Kong, and some clients in other regions. In the future, we intend to increase business presence of our Operating Subsidiaries, concentrating on regional expansion by reinforcing the existing client base and developing operations in other regions by establishing new branches in other cities, as needed.

Expansion of client basis

m-FINANCE is dedicated to providing holistic solutions aligned to customer needs. Consumers expect seamless, hyper-personalized digital services tailored to their unique situations. We expect to continuously help m-FINANCE grow its client base with increased customer-focused, which will require understanding what customers need, the experiences they covet and the heightened importance of financial well-being. m-FINANCE plans to refine its strategies and services by designing and delivering customer experiences to increase trust and loyalty, creating seamless interactions with the clients and providing flexible solutions that easily respond to shifting customer needs and aspirations.

Establishment of a proprietary trading platform for Algo-traders

Our management expects that algorithmic trading will become more and more common. Algo trading is the use of algorithms or rules to make purchasing and sales decisions on the investor’s behalf, based on a set of instructions defining price, quantity, timing, or any mathematical model. It allows retail traders to get access to trading algorithm designed by worldwide strategists and hedge funds. Additionally, this type of trading maximizes returns by arbitraging the advantages of enormous amounts of data, tiny processing delays, huge throughput capacity, dynamically balanced portfolios, and intelligent predictive analytics.

In light of the above, m-FINANCE intends to incorporate prevailing technologies to build a new platform business which will invite, qualify and recruit algorithmic traders to participate in its proprietary trading platform. We envision that this proprietary trading platform may lead to improvement of clients’ trading life cycle, stickiness and may facilitate higher trading volume.

Retaining, attracting and motivating high caliber and experienced staff

We believe that human resources are of paramount importance to the business operations of the Operating Subsidiaries and our success depends on the ability to hire new talents for the Operating Subsidiaries to deliver new features to the financial trading solutions they provide and retain core employees to maintain our competitiveness. Additionally, we plan to recruit more sales and marketing personnel to broaden our international market and client base. Further, for the purpose of regulatory compliance with the SEC and NASDAQ, we also plan to hire additional in-house counsel and compliance officers. We also encourage potential staff to study and apply for relevant professional qualifications through allowances and on-going training. We will also continue to maintain a people-oriented management culture and working environment that promote employees’ personal and professional development. We have instituted a pilot 4.5-day work week every other week, to adapt to the new normal conventions in the workplace since July 2022, and we are a pioneer company in Hong Kong to carry out this working scheme. We hope the measures will improve employee wellness so that employees will be better motivated at work and perform more efficiently, creating a mutually beneficial situation.

Expansion in sales and marketing

We also plan to promote our Operating Subsidiaries’ market presence by investing more in sales and marketing in the international market, including online advertisement, promotion, digital marketing, and exhibition.

Competitive Strengths

We believe a combination of the following competitive strengths contribute to our Operating Subsidiaries’ continued success and potential for growth:

Experienced management team fully understands the market situation and technology

We have a highly committed and professional senior management team with strong credentials and extensive experience in the financial technology industry. Our experienced management team is led by Chief Executive Officer, Chi Weng Tam, and Managing Director, Tai Wai (Stephen) Lam. Both individuals have strong business connections and knowledge in the IT and finance sectors, and had proven track records in taking business to the next level. The Managing Director, CEO and senior management team are adaptable to challenges and changing economic environment. During the course of business, our management’s vision and entrepreneurial spirit, an integral part to building brand and developing business of our Operating Subsidiaries, have played a crucial role in shaping m-FINANCE’s industry recognition, market reputation and business success. m-FINANCE’s management also possesses extensive technical know-how and domain knowledge to respond to changing trends in the industry, which we expect will aid in formulating and implementing business strategies in the financial technology industry. See “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES — A. Directors and Senior Management” for further details of the management’s biographies.

The extensive experience and market foresight of the management team, supported by a team of high-caliber solution analysts and application developers, we believe will be able to help m-FINANCE capitalize on the industry expertise, adapt to the changes in market conditions, and formulate and execute business strategies effectively.

Unique comprehensive one-stop offering covering needs of traders, dealers and financial institutions.

In order to strengthen m-FINANCE’s position as a financial trading solution provider, it endeavors in innovating new financial trading solutions and enhancing its existing financial trading solutions, to respond to the changing needs and requirements of customers, serving various sophisticated market players in the financial industry, such as traders, brokers and dealers. As of the date of this annual report, m-FINANCE offers a comprehensive range of financial trading solutions covering the trade life cycle, such as providing real-time mission critical forex, bullion/commodities trading platform solutions, financial value-added services, mobile applications and financial information.

24/7 round-the-clock support services specialized in mission critical application support and support provision

m-FINANCE has a dedicated service team with knowledgeable and well-trained personnel, providing premium customer services on any technical issues promptly regarding the platforms and applications developed by m-FINANCE. Clients have access to 24/7 online customer support services via messaging applications such as WhatsApp, Skype, Tencent QQ, WeChat, emails and phone in Mandarin Chinese, Cantonese Chinese and English.

Key Services

m-FINANCE Trading Platform

Our flagship platform is a turnkey trading solution being built to fulfill brokers’ business needs. This platform includes the following major components:

Front, Middle and Back Office

m-FINANCE’s award-winning platform (“The Most Outstanding Foreign Exchange Precious Metals Trading Platform of the Year in Greater China” in 2022, awarded by Hong Kong’s Most Outstanding Business Awards 2022) suite covers all major features and functions required to operate an online trading platform business. Our Front, Middle and Back Office modules allow traders, introducing brokers and account managers, dealers, settlement and credit officers to easily monitor and execute trades, perform risk management and account openings, and operate the trading business in a secured and stable environment.

m-FINANCE’s trader terminal comes in .NET, Java, iOS, Android and HTML5 versions, providing the greatest flexibility for traders to manage their positions and place orders anytime, anywhere.

In order to address the various needs of clients, the platform is designed to be highly configurable to address specific business requirements without being required to redeploy or rebuild the applications. This is very crucial to serve the 24-hour non-stop over-the-counter market.

Pricing Engine

The “Price Engine” is the heart of a trading platform, which links up with market data feeds and then distributes to all connected applications in a timely and efficient manner. Due to the special nature of the over-the-counter market, there are chances of error quotes from market data and discrepancies of price quotes from different sources. However, m-FINANCE’s pre-built data feed management functionalities allow dealers to define filtering rules and specific templates to cope with various market conditions in real-time.

Customer Relationship Management (CRM)

m-FINANCE’s CRM system refers to a Customer Relationship Management system developed exclusively for facilitating forex/bullion brokerage companies to manage all the Introducing Brokers (IBs) and clients efficiently. It assists to streamline and standardize the operation processes with a view to reducing costs, improving efficiency and increasing customer retention. The cloud-based CRM system integrates with the m-FINANCE trading platform as well as MT4/MT5 trading platforms from Metaquotes Ltd. It has a full-fledged affiliate system with multi-tier rebate capabilities which allow brokers to grow their brokerage business rapidly. By introducing new functions to cater different business models, the mF CRM system can help brokers manage their entire business effectively whilst reducing trading risk.

Liquidity solutions

m-FINANCE provides liquidity services to customers for the use of the fully automatic hedging solution and sending their clients’ orders directly to the liquidity providers such as institutional brokers, market makers, exchanges and prime of prime brokers. m-FINANCE’s solution supports Financial Information Exchange (FIX), which is the de-facto standard for international real-time exchange of transactions among financial institutions. The trading platform provide brokers/dealers with automatic hedging services by sending clients’ orders directly to FIX-compliant international banks, exchanges, institutional brokers or electronic communication network (ECN) platforms. Through assessing the specific demands of brokers/dealers, m-FINANCE may provide various hedging solutions, allowing them to define criteria of switching between A-Book and B-Book business models. When brokers use the A-Book business model, all of their clients’ orders are transmitted directly to the connected liquidity providers. When brokers operate as market makers, it is referred to as the B-Book model, orders are then processed in-house by the brokers. The easy switch between these two models allows the brokers to control their investment risks and maximize their profits.

White label services

m-FINANCE provides white label services to customers by allowing them to add additional labels or brands to the trading platform services. Thess provide customers the highest flexibility to operate their trading platform business based on their individual business development strategy or marketing needs at a lower operating cost.

Social and copy trading (“CopyMaster”)

Copy trading is gaining popularity because it provides users with the opportunity to follow the trading portfolio of successful traders’ transactions such as buy/sell events and profit & loss summary. With the convenience of using smart phones, users are demanding tools or apps with copy trading function to assist them in making trading decision anywhere and anytime. Users may define their preferred trade copying rules based on their own risk appetite, which enable them to automatically copy trading actions of other traders. By combining copy trading with social media elements, such as comment and share functions, into m-FINANCE’s self-developed mobile application, CopyMaster, traders, analysts, guru, introducing brokers can interact, share knowledge and strategies, and engage in the forex and bullion markets with ease. This application, available in iOS and Android versions, is also equipped with several built-in interactive utilities, including traders’ ranking, market sentiment analysis, virtual points, group chats, messaging and alerts, as well as live broadcasts.

Cross-platform “Broker+” solution

The Cross-platform “Broker+” solution scales up brokers’ business by providing them with flexibility to operate as a liquidity provider. In combination with m-FINANCE’s trading platform, brokers can accept orders from other brokers who are using MT4 software developed by Metaquotes Ltd. directly via STP, in order to expand their trading volume. “Broker+” solution allows configuration of multiple modules with independent price quote setting for different brokers. More importantly, brokers utilizing the m-FINANCE trading platform can have full flexibility to hedge specific orders from other brokers by switching between A-Book and B-Book modes conveniently.

Other Financial Value-added services (FVAS)

Aligning with its one-stop trading solutions strategy, m-FINANCE is also providing several financial value-added services to its clients, such as interactive charts, professional trading analysis & strategies, economic calendar, instant financial news, real-time quotes, online payment gateway, mobile customer relationship management System (mCRM) and website development. All these services can be tailored to assist clients to establish, promote and strengthen their online trading business and services. For example, the mCRM service is already connected with multiple SMS gateways for delivery of short messages to world-wide users. It thus enables automatic delivery of important information (such as cut loss, deposit/withdraw, reset password) or promotional messages to traders’ mobile phones, significantly reducing the workload of back office staff and providing a good means of marketing. Riding on m-FINANCE’s I-A-D-T philosophy, real-time quotes and market analysis being the “I” and “A” components, the optional subscription services have been the seamlessly integrated parts of the trading platform, distributing traders with timely market knowledge.

Revenue Model

Our revenue model is subject to the type of services provision to clients, which include:

	Fee Type	Trading Platform	CRM	Liquidity Solutions	CopyMaster	Broker+	FVAS
1	Initial set up, installation and customization services (Note 1)	Y	Y	Y	Y	Y	Y
2	Subscriptions (Note 2)	Y	Y		Y	Y
3	Hosting, support and maintenance services (Note 2)	Y	Y	Y	Y	Y	O
4	White label services (Note 2)	O
5	Liquidity services income (Note 3)			Y
6	Quotes/news/package subscription services (Note 2)				O		Y

Remarks:

O = Optional fee

Notes:

1. We charged a one-time service fee for the services provided.
2. We charged a monthly fee for the services provided.
3. We charged a transaction fee based on the trading volume or lot size.

Prepayment of recurrent fees is required in most cases, either on quarter or annual basis. The packaged platform deployment cycle is around two weeks to one-month, subject to user acceptance testing duration to be performed by clients. All customization work will have fixed priced quotation issued for the client to confirm an order. Clients are required to settle all one-time fees within the specified timeframe per contractual term before production launch of services. We generally grant credit-terms of 30 days to the clients. Nevertheless, at times, clients may require additional time to pay us or fail to pay us at all, management will then decide on whether to continue on service provisioning based on the specific client situation. These exceptional cases may add up the overall collection exposure, increase the amounts of accounts receivable and consequently lead to additional allowance for bad and doubtful debt accounts.

Revenue

The following table sets forth the breakdown of our revenue for the years ended December 31, 2023, 2022 and 2021:

	For the years ended December 31,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Initial set up, installation and customization services	8,147,473	7,140,076	8,973,079	1,148,789
Subscriptions	12,124,676	11,414,976	11,445,019	1,465,263
Hosting, support and maintenance services	3,304,830	4,186,369	4,338,184	555,401
Liquidity services	3,220,992	6,699,586	2,626,516	336,263
White label services	1,860,221	1,889,188	2,122,198	271,697
Quotes/news/package subscription services	3,554,778	3,601,632	2,456,181	314,456
Total revenue	32,212,970	34,931,827	31,961,177	4,091,869

Clients

Clients of the Operating Subsidiaries are mainly financial institutions, including brokers, investment banks, institutional clients, liquidity providers and financial services providers. The Operating Subsidiaries recruit new clients via existing client referrals, personal networking, online advertisement, promotion, digital marketing, and exhibition. As of the date of this annual report, the Operating Subsidiaries do not offer any incentive for client referrals. For the years ended December 31, 2021, 2022 and 2023, we had 64, 60 and 54, respectively.

We did not have any key clients on which we depended during the years ended December 31, 2021, 2022 and 2023. Since the revenue generated by each client depends on the type and amounts of services consumed, it is possible for any client or potential client to become a top five client for a fiscal year. The following two facts further indicate that there is no key client on which we were dependent during the years ended December 31, 2021, 2022 and 2023: (i) the total revenue generated by the top five clients represents less than 40% of the revenue of the Operating Subsidiaries for the years ended December 31, 2021, 2022 and 2023; and (ii) the top five clients were not exactly the same for the years ended December 31, 2021, 2022 and 2023.

Salient Terms of Service Agreements

Scope of services

The Operating Subsidiaries generally enter into written service agreements with clients that set out the scope of services to be provided, and will include the provision of one or more of our development and financial trading solutions services, subject to the request of the customers.

Term

During the years ended December 31, 2021, 2022 and 2023, the service agreements entered were generally for a period of 1 year.

Service fees and payment terms

The service agreements of the Operating Subsidiaries specify the terms of the service fees, including the payment schedule or a provision that payment is required to be made upon the presentation of the invoice.

Termination

The service agreements generally grant both counterparties the right to terminate the contracts by providing written notice to the other party within the specified timeframe.

Top Five Clients

For the year ended December 31, 2021, our five largest customers accounted for 10.5%, 7.9%, 7.1%, 5.9% and 4.8%, respectively, of our total revenues.

For the year ended December 31, 2022, our five largest customers accounted for 18.0%, 6.1%, 5.0%, 4.3% and 4.2%, respectively, of our total revenues.

For the year ended December 31, 2023, our five largest customers accounted for 6.7%, 5.5%, 5.2%, 4.7% and 4.5%, respectively, of our total revenues.

None of our directors, their close associates, or any shareholders who owned more than 5% of the issued shares of our Company, as of the date of this annual report, had any interest in any of the five largest clients of Operating Subsidiaries during the years ended December 31, 2021, 2022 and 2023. As of the date of this annual report, we are not aware of any of the major clients having experienced material financial difficulties that may materially affect our or the Operating Subsidiaries’ business.

Service Providers

During the years of December 31, 2021, 2022 and 2023, the suppliers were all IT service providers. Our top five suppliers during the years ended December 31, 2021, 2022 and 2023 did not grant credit terms to us and payments made to them were generally made by check and settled in HK$.

For the year ended December 31, 2021, our five largest service providers accounted for 7.2%, 5.4%, 2.8%, 1.8% and 1.6%, respectively, of our total cost of revenue.

For the year ended December 31, 2022, our five largest service providers accounted for 5.2%, 4.0%, 2.8%, 1.7% and 1.0%, respectively, of our total cost of revenue.

For the year ended December 31, 2023, our five largest service providers accounted for 6.6%, 3.3%, 2.0%, 1.5% and 1.3%, respectively, of our total cost of revenue.

Our directors, Tai Wai (Stephen) Lam and Chi Weng Tam, who are also the shareholders who owned more than 5% of the number of issued Ordinary Shares of our Company as of the date of this annual report, own 100% equity interests in one of the service providers, PrimeTime Global Technologies Limited through Gaderway Investments Limited. Other than as disclosed above, none of our directors, their close associates, nor any shareholders who owned more than 5% of the issued shares of our Company, as of the date of this annual report, had any interest in any of the five largest service providers during the years ended on December 31, 2021, 2022 and 2023. As of the date of this annual report, neither we nor the Operating Subsidiaries had any significant disputes with any of other service providers for the years ended December 31, 2021, 2022 and 2023.

Risk Management

Our management is of the view that during the ordinary course of the business, the Operating Subsidiaries are primarily exposed to risks related to information technology security. On the managerial level, our executive directors are responsible for the control measures and supervision of operations in all aspects. The following sets out the risks and mitigating control measures taken by our Operating Subsidiaries.

Data Availability

The Operating Subsidiaries are using database clustering and redundancy to prevent the risk of any data loss.

Data Privacy

We and the Operating Subsidiaries value our and the clients’ data privacy. Sensitive data is only accessible to approved parties of the customers through the services provided by our Operating Subsidiaries. All access to production systems are logged, and every logging party only has limited access time to the systems.

Firewalls

The Operating Subsidiaries employ redundant firewalls for monitoring and filtering network traffic.

Encryption

The Operating Subsidiaries deployed a separate encryption key for each client on the trading platform deployed when the clients are sending and receiving transaction data.

Alert System

The Operating Subsidiaries also developed an alert system to notify support personnel upon various abnormal system events.

Inventory

As of the date of this annual report, the Operating Subsidiaries do not keep any inventory.

Competition

We believe the financial technology industry in Hong Kong and Asia is competitive and fragmented. With the rise of electronic trading in recent years, the industry has attracted the presence of both Hong Kong-based and international companies. We believe the financial technology industry in Hong Kong and Asia is competitive and fragmented. With the rise of electronic trading in recent years, the industry has attracted the presence of both Hong Kong-based and international companies.

With the successful project delivery and sound reputation, some international financial trading solutions providers have applied their proven expertise in the industry, while the local financial trading solutions providers leverage the established relationship with customers. Strong local partnership allows efficient access to local networks and information, which our management believes is a key advantage to our Operating Subsidiaries.

Material Licenses, Certificates and Approvals

All of our active Operating Subsidiaries were formed and are operating in Hong Kong, and they have received all required permissions from Hong Kong authorities to operate their current business in Hong Kong, namely, their business registration certificates.

Properties

Real Property

As of the date of this annual report, neither we nor the Operating Subsidiaries own any real property. Our operating subsidiary, m-FINANCE, has entered into three lease agreements with two independent third parties, the details of which are set out below.

Address	Gross Floor Area	Use of the Property	Lease Term
Unit 1801, Fortis Tower, 77-79 Gloucester Road, Wan Chai, Hong Kong	3750 (sq./ft)	Office	From January 31, 2022 to January 30, 2024 From January 31, 2024 to January 30, 2026 (Renewed)

Carparking Space No. 33 on 2/Floor, Fortis Tower, NOS. 77, 78-79 Gloucester Road, Hong Kong	N/A	Parking Lot	From January 31, 2022 to January 30, 2023 From January 31, 2023 to January 30, 2024 From January 31, 2024 to January 30, 2025 (Renewed)

Carparking Space No. 62 on 3/Floor, Fortis Tower, NOS. 77, 78-79 Gloucester Road, Hong Kong	N/A	Parking Lot	From January 31, 2022 to January 30, 2024 No longer renewed after expiration

Carparking Space No. 74 on 3/Floor, Fortis Tower, NOS. 77, 78-79 Gloucester Road, Hong Kong	N/A	Parking Lot	From January 31, 2024 to January 30, 2025

Intellectual Properties

Domain Name

We are the registrants of the following domain names: goldtradingsignal.com, mfintrader.com, tradingguard.net, tradingsky.net, omegatraders.com, fx24k.com, m-finance.net, m-finance.com, m-finance.hk, mfcloud.net, mmaster.com. algotraders.finance, tradingengine.net. As of the date of this annual report, all of the domains remain active and the Company may renew such registrations for further periods, and expects to do so for the foregoing domain names at appropriate times.

Trademark

As of the date of this annual report, the Operating Subsidiaries maintained 7 trademark registrations in Hong Kong and 9 trademark registrations in mainland China through m-FINANCE regarding its business name and brand names. Registered trademarks in Hong Kong and mainland China are valid for a period of 10 years beginning on the date of registration. The Company may renew successfully for further periods of 10 years at the end of the current period, and, as of the date of this annual report, expects to do so for the foregoing trademarks at appropriate times. Our directors consider that the business and profitability of our Company and the Operating Subsidiaries are not dependent on any patent, license or new manufacturing process.

Seasonality

Our Operating Subsidiaries’ operations do not typically experience any seasonality.

Employees

As of the date of this annual report, there are 33 employees in our Company, including the Operating Subsidiaries. As of December 31, 2023 and 2022, we had 32 and 28 employees, respectively. All of the employees are stationed in Hong Kong. The following table sets forth a breakdown of the number of our employees by job functions as of the date of this annual report:

Job Functions	Number of Employees
Management	2
Business Analyst/Quality Assurance	7
Design	1
Finance	1
Finance and Administration	1
Office Administration	1
Project Management	2
Sales and Marketing	1
Software Development	11
Technical Support	6
Total	33

For the years ended December 31, 2021, 2022 and 2023, there was no strike or labor dispute with the staff and we believe the relationships with the employees and work environment are generally positive. We and the Operating Subsidiaries regularly assess the job performance of our staff and we believe that our remuneration policy helps us attract and retain our staff. We determine our employees’ remuneration based on a number of factors, including their duties, position, experience, qualifications and contributions to our Operating Subsidiaries. During the years ended on December 31, 2021, 2022 and 2023, the staff costs of the employees, including salaries, contributions to Mandatory Provident Fund Scheme Ordinance (the “MPFSO”, a retirement scheme in Hong Kong where employers are required to contribute certain amount of employee’s monthly income to the fund) and other benefits were approximately HK$15,270,802, HK$16,332,699 and HK$16,509,766 (US$2,113,683), respectively.

Data Privacy

In the course of the business operation through our Operating Subsidiaries, they may collect personal data from our customers in connection with the business operations and this information may be subject to data privacy laws in the jurisdiction of Hong Kong. According to the relevant law in relation to data privacy, it is necessary for customers, or data owners, to be informed of the purpose for which the data is to be used on or before collecting the data, and such data shall not be used for a new purpose without the prescribed consent of the data owners. Our subsidiaries’ data privacy statement states that the personal data being collected can be used for purposes of data analysis and supporting our subsidiaries to develop and to improve the functions of our subsidiaries. We believe that we and our subsidiaries are in compliance with all relevant laws and regulations in all material respects with respect to data privacy.

Environmental Compliance

We believe that the nature of our subsidiaries’ business does not impose any serious threats to social responsibility and environmental protection matters.

Legal Proceedings

For the years ended on December 31, 2021, 2022 and 2023, and as of the date of this annual report, neither we nor the Operating Subsidiaries have been involved in any litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of our Company or our Operating Subsidiaries. On December 20, 2021, m-FINANCE entered into a settlement agreement with one of its clients for HK$2.6 million to settle a contractual dispute, which dispute has been fully settled in cash as of December 31, 2021.

Insurance

The Operating Subsidiaries provide business protection insurance including covering Property All Risks, Business Interruption Money and Personal Assault, Public Liability, Employee’s Compensation in compliance with applicable Hong Kong laws. Such insurance policies generally extend for one year and are renewable annually. We believe that the current insurance coverage is sufficient for our Operating Subsidiaries’ business operations and is consistent with the industry conventions in Hong Kong. The Operating Subsidiaries were not subject to, nor did they receive, any insurance claims during the years ended on December 31, 2021, 2022 and 2023, and as of the date of this annual report.

Research and Development

During the years ended December 31, 2021, 2022 and 2023, and as of the date of this annual report, the Operating Subsidiaries mainly utilize internal resources for research and development and they also engaged PrimeTime Global Technologies Limited and three independent third parties for research and development.

Regulations

Regulations Related to our Business Operation in Hong Kong

We are a BVI holding company with three Operating Subsidiaries as forex/bullion trading solutions providers in Hong Kong. Below sets out a summary of certain aspects of the Hong Kong laws and regulations which are relevant to our Operating Subsidiaries’ operations and business.

Regulations related to business registration

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for 1 year. As of the date of this annual report, each of the Operating Subsidiaries has obtained and maintains a valid business registration certificate.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance, or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance, or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. The EO establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity or dies arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Our directors confirm that we have maintained our employee’s compensation insurance policy and all of our local employees are insured under the employee’s compensation insurance policy, as of the date of this annual report.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for the protection of health and safety of employees in workplaces, both industrial and non-industrial.

Employers must, as far as reasonably practicable, ensure the safety and health at work of all employees by:

●	providing and maintaining plant and systems of work that are safe and without risks to health;
●	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;
●	providing all necessary information, instruction, training, and supervision for ensuring safety and health; and
●	as regards any workplace under the employer’s control, maintaining the workplace in a condition that is safe and without risks to health and providing and maintaining means of access to and egress from the workplace that are safe and without risks to health

Failure to comply with any of the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment of six months.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance, or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme within the first 60 days of employment. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme.

Any employer who contravenes the requirement of enrolling eligible employees in a registered MPF Scheme commits a criminal offence and is liable on conviction to a maximum fine of HK$50,000 and imprisonment for six months on the first conviction and maximum fine of HK$100,000 and imprisonment for one year on each subsequent conviction.

Any employer who contravenes the requirement of paying mandatory contributions to the MPF Scheme commits a criminal offence and is liable on conviction to a maximum fine of HK$50,000 and imprisonment for six months on the first conviction and maximum fine of HK$100,000 and imprisonment for one year on each subsequent conviction.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (currently at HK$40.0 per hour) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

Failure to pay minimum wage amounts to a breach of the wage provisions under Employment Ordinance. An employer who willfully and without reasonable excuse fails to pay wages to an employee when it becomes due is liable to prosecution and, upon conviction, to a fine of HK$350,000 and to imprisonment for three years.

Regulations related to Hong Kong taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Withholding tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no withholding tax is payable in Hong Kong in respect of dividends paid by the Operating Subsidiaries in Hong Kong.

Capital gains and profit tax

The Inland Revenue Ordinance provides, among other things, that profits tax shall be charged on every person carrying on a trade, profession or business in Hong Kong in respect of his or her assessable profits arising in or derived from Hong Kong at the standard rate at 16.5%, except for the qualifying group entity under the two-tiered profits tax regime. The two-tiered profits tax regime is applicable to years of assessment commencing on or after April 1, 2018, for which the first HK$2,000,000 assessable profits are taxed at the rate of 8.25% and the remaining assessable profits are taxed at 16.5%. The Inland Revenue Ordinance also contains detailed provisions relating to, among other things, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations of capital assets.

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance, the Hong Kong stamp duty currently charged at the ad valorem rate of 0.13% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Regulations related to anti-competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The Competition Ordinance that commenced full operation on December 14, 2015 (i) prohibits conduct that prevents, restricts or distorts competition in Hong Kong; (ii) prohibits mergers that substantially lessen competition in Hong Kong; and (iii) provides for incidental and connected matter.

The “First Conduct Rule” prohibits anti-competitive agreements, practices and decisions. It provides that an undertaking must not (i) make or give effect to an agreement; (ii) engage in a concerted practice; or (iii) as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong. Serious anti-competitive conduct includes (i) fixing, maintaining, increasing or controlling the price for the supply of goods or services; (ii) allocating sales, territories, customers or markets for the production or supply of goods or services; (iii) fixing, maintaining, controlling, preventing, limiting or eliminating the production or supply of goods or services; and (iv) bid-rigging.

The “Second Conduct Rule” prohibits the abuse of market power. It provides that an undertaking that has a substantial degree of market power in a market must not abuse such power by engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong. This conduct may in particular, constitute an abuse of such market power if it involves predatory behavior towards competitors or limiting production, markets or technical development to the prejudice of consumers. Matters that may be taken into consideration when determining whether an undertaking has a substantial degree of market power in a market include (i) the market share of the undertaking; (ii) the undertaking’s power to make pricing and other decisions; and (iii) any barriers to entry to competitors into the relevant market.

The First Conduct Rule and the Second Conduct Rule apply to all sectors of the Hong Kong economy. Therefore, our business is subject to Competition Ordinance generally.

In the event of contravention of a competition rule, the Competition Tribunal may (i) on application by the Competition Commission, impose pecuniary penalty of any amount it considers appropriate subject to a maximum of 10% of the turnover of the undertaking concerned for each year in which the contravention occurred for each single contravention (if the contravention occurred in more than three years, 10% of the turnover of the undertaking for the three years that saw the highest, second highest and third highest turnover); (ii) on application by the Competition Commission, make an order disqualifying a person from being a director of a company or from otherwise being concerned in the affairs of a company; (iii) make orders it considers appropriate, including but not limited to prohibiting an entity from making or giving effect to an agreement, requiring modification or termination of an agreement, requiring payment of damages to a person who has suffered loss or damage as a result of the contravention.

Laws in Relation to Intellectual Property Rights

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong)

The Copyright Ordinance currently in force in Hong Kong came into effect on June 27, 1997. The Copyright Ordinance as reviewed and revised from time to time provides comprehensive protection for recognised categories of work such as literary, dramatic, musical and artistic works, as well as for sound recordings, films, television broadcasts and cable programmes. Certain copyrights may subsist in the works we create in relation to our artistic works or literary works that qualify for copyright protection without registration.

The Copyright Ordinance restricts certain acts such as copying and/or issuing or making available copies to the public of a copyright work without the authorisation from the copyright owner which, if done, constitutes infringement of copyright.

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong)

The Trade Marks Ordinance currently in force in Hong Kong came into effect on April 4, 2003. The Trade Marks Ordinance is a statute enacted to make provision in respect of the registration of trademarks and for connected matters. The Trade Marks Ordinance provides (amongst other things) that a person infringes a registered trade mark if the person uses in the course of trade or business a sign which is:

(a)	identical to the trade mark in relation to goods or services which are identical to those for which it is registered;

(b)	identical to the trade mark in relation to goods or services which are similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public;

(c)	similar to the trade mark in relation to goods or services which are identical or similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public; or

(d)	identical or similar in relation to goods or services which are not identical or similar to those for which the trade mark is registered; the trade mark is entitled to protection under the Paris Convention as a well-known trade mark; and the use of the sign, being without due cause, takes unfair advantage of, or is detrimental to, the distinctive character or repute of the trade mark.

Under the Trade Marks Ordinance, the owner of a trade mark is entitled to bring infringement proceedings against a person infringing his or her trade mark for damages, injunctions, accounts and any other relief available in law. As of the date of this annual report, our subsidiaries registered seven trade marks in Hong Kong relating to our business, and there have been no infringement claims commenced by or against the Operating Subsidiaries with respect to any trade mark.

Regulations related to anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance, or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides the regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance, or the DTROP, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance, or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance, or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

Regulations related to data privacy

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance, or the PDPO, imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Regulations Related to the British Virgin Islands

Regulations related to the British Virgin Islands Data Protection Act, 2021

The Data Protection act, 2021 (the “BVI DPA”) came into force in the British Virgin Islands on July 9, 2021. The BVI DPA establishes a framework of rights and duties designed to safeguard individuals’ personal data, balanced against the need of public authorities, businesses and organizations to collect and use personal data for lawful purposes. The BVI DPA is centered around seven data protection principles which require that:

●	personal data must not be processed unless specific conditions are met;

●	a data controller must inform a data subject of specific matters, for instance the purposes for which it is being collected and further processed;

●	personal data must not be disclosed for any purpose other than the purpose for which it was to be disclosed at the time of collection or a purpose directly related thereto or to any party other than a third party of a class previously notified to the data subject;

●	a data controller shall, when processing personal data, take practical steps to protect personal data from loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction;

●	personal data must not be kept for longer than is necessary for the purpose;

●	personal data must be accurate, complete, not misleading and kept up to date; and

●	a data subject must be given access to his or her own personal data and be able to correct that data where it is inaccurate, incomplete, misleading or not up to date, except where a request for such access or correction is refused under the BVI DPA.

The Information Commissioner is the regulator responsible for the proper functioning and enforcement of the BVI DPA. Offences under the BVI DPA include:

●	processing sensitive personal data in contravention of the BVI DPA;

●	willfully obstructing the Information Commissioner or an authorized officer in the conduct of his or her duties and functions;

●	willfully disclosing personal information in contravention of the BVI DPA; and

●	collecting, storing or disposing of personal information in a manner that contravenes the BVI DPA.

Offences committed under the BVI DPA may result in fines (up to US$500,000 in certain cases) or imprisonment. Further, a data subject who suffers damage or distress as a result of their data being processed in contravention of the BVI DPA may institute civil proceedings in the British Virgin Islands courts.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Properties.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Item 3. KEY INFORMATION — D. Risk Factors” and elsewhere in this annual report.

Unless otherwise indicated, all share amounts and per share amounts in this annual report have been presented giving effect to a share split of our Ordinary Shares at a ratio of 1:231.7, which occurred on August 11, 2023.

A. Operating Results

Overview

mF International is a BVI holding company with three Hong Kong-based subsidiaries providing financial trading solutions by principally engaging in research and development and sales of financial trading solutions. m-FINANCE, our principal operating subsidiary, is one of the financial service market participants with clients in Hong Kong, mainland China and Southeast Asia, and a bullion trading platform solution provider for the Chinese Gold and Silver Exchange (CGSE) Society member in Hong Kong. m-FINANCE has approximately 20 years of experience in providing real-time mission critical forex, bullion/commodities trading platform solutions, financial value-added services, mobile applications and financial information for brokers and institutional clients via internet or platform as software as a service. m-FINANCE has provided a wide range of top-notch services, including mF4 Trading Platform, Bridge and Plugins, CRM System, ECN System, Liquidity Solutions, Cross-platform “Broker+” Solution, Social Trading Applications and other value-added services.

Key factors that affect operating results

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

General market conditions of the capital market and financial trading industry in Hong Kong

Our Operating Subsidiaries’ business is closely related to the capital market and financial trading industry in Hong Kong. Through our Operating Subsidiaries, we provide financial trading solutions and the services provided by the Operating Subsidiaries are affected by the capital market in Hong Kong. Any material deterioration in the financial and economic conditions of the financial and capital market in Hong Kong could materially and adversely affect the business and prospects of our Operating Subsidiaries. The Hong Kong financial and capital market is susceptible to changes in the global, as well as domestic economic, social and political conditions, including, but not limited to, interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes and legal and regulatory changes. When there are unfavorable changes to the global or local market conditions, the financial and securities market in Hong Kong may experience negative fluctuations in its performance. It may directly affect the demand for our Operating Subsidiaries’ services, pricing strategies, the level of business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

Our Operating Subsidiaries’ abilities to design and develop new services

The financial service industry is characterized by rapidly evolving technology and standards, and our future success will depend on our ability to enhance our Operating Subsidiaries’ current financial trading solutions and to introduce new financial trading solutions that keep pace with these rapidly evolving technology and standards. As such, our success is susceptible to our Operating Subsidiaries’ ability to integrate new technology and standards into their financial trading solutions, create new solutions and adapt to changing business models and the customers in a timely manner. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological changes and compete effectively. For the years ended December 31, 2021, 2022 and 2023, we capitalized the research and development costs of HK$6,959,773, HK$5,993,675 and HK$7,270,898 (US$930,866), respectively, as intangible assets. The failure to improve our Operating Subsidiaries’ financial trading solutions and services, offer new financial trading solutions and adapt to changing business models in a timely and cost-effective manner could materially and adversely affect business of our Operating Subsidiaries, financial condition and results of operations.

Competition

With the rise of electronic trading in recent years, the industry has attracted the presence of both Hong Kong-based and international companies. As such, the Operating Subsidiaries face potential competition with various financial trading solution providers in the same industry. We believe that the Operating Subsidiaries have differentiated their services with comprehensive range of financial trading solutions with high flexibility, established reputation with proven track record and strong and innovative development capabilities. Should the Operating Subsidiaries fail to compete with their competitors, maintain their competitive advantage or keep pace with technological changes, our overall results of operations could be adversely affected.

The Operating Subsidiaries rely on IT staff and other skilled workers to complete their projects and the retention and recruitment of these skilled professionals is challenging.

There is a limited pool of IT staff and other skilled workers with the requisite skills, know-how and experience required for our Operating Subsidiaries’ business. As the quality of IT and technical know-how are keys to the business of our subsidiaries, attracting and retaining talent are essential components of our Operating Subsidiaries’ business strategy. We may have to offer better salaries, incentive packages and training opportunities to attract and retain sufficient skilled workers to maintain our Operating Subsidiaries’ operations and growth, which may increase our costs and reduce our profitability. For the years ended December 31, 2021, 2022 and 2023, our staff costs of directors and employees, including salaries, provident fund contributions and other benefits were HK$15,270,802, HK$16,332,699 and HK$16,509,766 (US$2,113,683), respectively. We cannot be certain that we will be able to retain our existing IT staff and other skilled workers and recruit additional qualified professionals to support the future operations and growth of our Operating Subsidiaries. Any failure to do so may adversely affect the business and growth of our Operating Subsidiaries.

Impact of the COVID-19 pandemic on the business and operations of the Operating Subsidiaries

The COVID-19 pandemic has resulted in quarantines, travel restrictions, limitations on social or public gatherings, and the temporary closure of business venues and facilities across the world. The negative impacts of the COVID-19 outbreak on the business of the Operating Subsidiaries include: (i) the uncertain economic conditions may deter clients from engaging our services; (ii) quarantines have impeded and may continue to impede our Operating Subsidiaries’ ability to contact existing and new clients and (iii) the operations of the clients of the Operating Subsidiaries have been and could continue to be negatively impacted by the pandemic, which may in turn adversely impact their business performance, and result in a decreased demand for their our services. Moreover, travel restrictions limited other parties’ ability to visit and meet the Operating Subsidiaries in person. Although most communication may be achieved via video calls, this form of remote communication may be less effective in building trust and communicating with existing and new clients.

Some of the customers of the Operating Subsidiaries were lost since certain small-sized customers had to shut down their businesses as a result of the adverse impact of the COVID-19 pandemic on their profitability in 2021 and 2022. While COVID-19 may have had a significant overall impact on the business of the Operating Subsidiaries in the short term, the prolonged phenomenon of COVID-19 and the effects of mutations in the virus, both in terms of extent and intensity of the pandemic, together with their ongoing impact on our industry and the macroeconomic situations are still difficult to anticipate and may pose substantial uncertainties. In the event that the health and economic environment does not improve, or there is no significant recovery in the regions where the clients of the Operating Subsidiaries are served or operate, our business, results of operations and financial condition could be materially and adversely affected. Considering the balance between infection risks and the resumption of economic and livelihood impetus, the Hong Kong government canceled isolation orders to infected persons beginning January 30, 2023. All mandatory mask-wearing requirements were lifted with effect beginning March 1, 2023. Starting April 1, 2023, Hong Kong terminated its pre-departure COVID-19 testing requirement for overseas travelers, ending all pandemic-related restrictions on visitors entering the city. We will continuously assess and adopt measures to offset any challenges created by the pandemic.

Quantitative and qualitative disclosures about market risk

We are subject to financial market risks, including changes in foreign currency exchange rate risk with respect to our investment at fair value consisting of short-term foreign exchange investment made by the Company which is denominated in the US$. The fluctuation in US$ may result in increase or decrease in the value of our investment at fair value. We consider the foreign exchange risk in relation to transactions denominated in US$ with respect to HK$ is not significant as HK$ is pegged to US$.

The trades of foreign currencies conducted by the Operating Subsidiaries are denominated in the US$ and are paired with currencies with strong liquidity traded in highly transparent markets, including such currencies as the EURO, USD, GBP, CHF, AUD and CAD, etc. Fluctuation in exchange rates, changes in monetary and/or fiscal policy or inflation in the countries in which we paired our trades of foreign currencies could have a material adverse effect on our results of operations. The clear position limits and floating profit/loss limits are set to manage the market risks of our foreign exchange positions. For the years ended December 31, 2021, 2022 and 2023, we traded foreign currencies of transaction amounts of US$3,110.4 million, US$1,448.7 million and US$4.1 million, respectively, while we had realized loss on disposal of financial assets at fair value and change in fair value on financial assets at fair value in the aggregate amount of HK$676,445, HK$1,157,650 and HK$9,965 (US$1,276), respectively. The realized loss on disposal of financial assets at fair value and change in fair value on financial assets at fair value represented 0.00275%, 0.01025% and 0.0313% of our trading transaction amounts of foreign currencies for the years ended December 31, 2021, 2022 and 2023, respectively. We will assess and monitor the challenges created by the increased volatility in the financial and currency market.

The transaction details of each foreign currency pair were set out below:

	For the years ended December 31,
	2021	2022	2023	2021	2022	2023
Foreign currency pair	Transaction in carrying amounts			Transaction in notional amounts

	US$	US$	US$	US$	US$	US$
AUD/USD	729,476	448	2,724	113,341,038	223,814	272,445
EUR/USD	5,211,862	2,499,003	4,447	725,050,580	304,063,579	635,163
GBP/USD	2,324,200	3,681,794	10,474	346,504,821	495,241,194	1,594,119
NZD/USD	794,107	-	-	123,030,161	-	-
USD/CAD	1,520,092	2,449,540	7,262	230,612,000	332,836,000	1,088,000
USD/CHF	1,387,616	1,774,770	3,500	213,950,000	209,368,000	482,000
USD/JPY	1,149,484	19,670	-	179,822,000	2,018,000	-
XAU/USD	9,951,408	900,640	-	1,178,050,802	104,858,886	-
Others	-	120	-	-	60,064	-
	23,068,245	11,325,985	28,407	3,110,361,402	1,448,669,537	4,071,727

Results of operations

Comparison of year ended December 31, 2021 with year ended December 31, 2022

The following table sets forth key components of our results of operations for the years ended December 31, 2021 and 2022:

	For the years ended December 31,
	2021	2022	2022	Variance	% of variance
	HK$	HK$	US$	HK$
Revenue	32,212,970	34,931,827	4,477,578	2,718,857	8.4%
Cost of revenue	16,260,407	16,512,702	2,116,606	252,295	1.6%
Gross profit	15,952,563	18,419,125	2,360,972	2,466,562	15.5%

Operating expenses
Selling and marketing expenses	220,681	161,791	20,738	(58,890)	-26.7%
Research and development expenses	29,478	80,012	10,256	50,534	171.4%
General and administrative expenses	5,167,704	10,634,851	1,363,180	5,467,147	105.8%
Total operating expenses	5,417,863	10,876,654	1,394,174	5,458,791	100.8%
Income from operations	10,534,700	7,542,471	966,798	(2,992,229)	-28.4%

Other income (expense)
Other income, net	1,402,874	1,265,200	162,174	(137,674)	-9.8%
Realized loss on disposal of financial assets at fair value	(16,120)	-	-	16,120	-100.0%
Change in fair value on financial assets at fair value	(660,325)	(1,157,650)	(148,388)	(497,325)	75.3%
Interest expenses, net	(479,904)	(443,577)	(56,858)	36,327	-7.6%
Total other income (expense), net	246,525	(336,027)	(43,072)	(582,552)	-236.3%

Income before income taxes	10,781,225	7,206,444	923,726	(3,574,781)	-33.2%
Income tax expenses	(431,630)	(387,845)	(49,714)	43,785	-10.1%
Net income	10,349,595	6,818,599	874,012	(3,530,996)	-34.1%

Other comprehensive income (loss)
Foreign currency translation adjustment	(14,168)	7,496	961	21,664	-152.9%
Comprehensive income	10,335,427	6,826,095	874,973	(3,509,332)	-34.0%

Revenue

The following table sets forth the breakdown of our revenue by major revenue type for the years ended December 31, 2021 and 2022, respectively:

	For the years ended December 31,
	2021	2022	2022	Variance	% of variance
	HK$	HK$	US$	HK$
Initial set up, installation and customization services	8,147,473	7,140,076	915,218	(1,007,397)	-12.4%
Subscriptions	12,124,676	11,414,976	1,463,177	(709,700)	-5.9%
Hosting, support and maintenance services	3,304,830	4,186,369	536,611	881,539	26.7%
Liquidity services	3,220,992	6,699,586	858,756	3,478,594	108.0%
White label services	1,860,221	1,889,188	242,157	28,967	1.6%
Quotes/news/package subscription services	3,554,778	3,601,632	461,659	46,854	1.3%
Total revenue	32,212,970	34,931,827	4,477,578	2,718,857	8.4%

Our revenue increased by HK$2,718,857 or 8.4% from HK$32,212,970 for the year ended December 31, 2021 to HK$34,931,827 for the year ended December 31, 2022, primarily because of the increase in our revenue derived from our Operating Subsidiaries’ liquidity services and hosting, support and maintenance services, and was partially offset by the decrease in revenue derived from our Operating Subsidiaries’ initial set up, installation and customization services.

Revenue from our Operating Subsidiaries’ initial set up, installation and customization services decreased by HK$1,007,397, or 12.4%, from HK$8,147,473 for the year ended December 31, 2021 to HK$7,140,076 for the year ended December 31, 2022. The decrease was mainly due to the decrease in demand for our Operating Subsidiaries’ customization services provided to customers to customize the functions and features of the trading platforms during the year ended December 31, 2022. We believe the decrease in demand for the Operating Subsidiaries’ customization services was mainly due to the conservative budgeting of our customers.

Revenue from our Operating Subsidiaries’ subscriptions decreased by HK$709,700, or 5.9%, from HK$12,124,676 for the year ended December 31, 2021 to HK$11,414,976 for the year ended December 31, 2022. The decrease was mainly due to the fact that some customers were lost, since certain small-sized customers had to shut down their businesses as a result of the adverse impact of the COVID-19 pandemic on their profitability.

Revenue from our Operating Subsidiaries’ hosting, support and maintenance services increased by HK$881,539, or 26.7%, from HK$3,304,830 for the year ended December 31, 2021 to HK$4,186,369 for the year ended December 31, 2022. The increase was mainly due to the increase in customers for our hosting, support and maintenance services for the year ended December 31, 2021. We believe that the Operating Subsidiaries realized an increase in the number of customers because of the referral of new customers from existing customers.

Revenue from our Operating Subsidiaries’ liquidity services increased by HK$3,478,594, or 108.0%, from HK$3,220,992 for the year ended December 31, 2021 to HK$6,699,586 for the year ended December 31, 2022. The increase was mainly due to the increase in demands from a fast-growing customer who was engaging in in-house research on a trading signal. A trading signal is generated from algorithms with inputs such as technical patterns, moving average crosses, trading volume surges and interest rates. When a trading signal is triggered, a signal to buy or sell a futures contract is generated. It requires our Operating Subsidiaries’ liquidity services, which provide automatic hedging functions to enable such client to send its customers’ orders directly to a broker’s platform.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the years ended December 31, 2021 and 2022:

	For the years ended December 31,
	2021	2022	2022	Variance	% of variance
	HK$	HK$	US$	HK$
Internet services cost	1,584,002	1,727,305	221,407	143,303	9.0%
Employee-related costs	6,470,263	6,886,855	882,760	416,592	6.4%
Subscription costs	192,443	171,228	21,948	(21,215)	-11.0%
Outsourcing fees	1,491,876	752,904	96,508	(738,972)	-49.5%
Amortization of intangible assets	5,992,085	6,160,391	789,642	168,306	2.8%
Commission expenses	529,725	808,894	103,684	279,169	52.7%
Others	13	5,125	657	5,112	39323.1%
Total cost of revenue	16,260,407	16,512,702	2,116,606	252,295	1.6%

Our cost of revenue increased by HK$252,295 or 1.6% from HK$16,260,407 for the year ended December 31, 2021 to HK$16,512,702 for the year ended December 31, 2022, which was mainly due to the increase in employee-related costs because lesser staff costs were capitalized as intangible assets under research and development since more time and resources were allocated for supporting our financial trading solution services in the year ended December 31, 2022.

Internet service cost

Internet service cost represented cost in relation to server hosting service provided by data center service providers as well as acquiring internet data line from various service providers for internet access.

Employee-related costs

Employee-related costs consisted primarily of payroll and other personnel-related expenses of our Operating Subsidiaries’ staff to support our financial trading solution services.

Subscription costs

Our subscription costs represented costs incurred by the Operating Subsidiaries for subscription payments for price or news feeds from news and financial market information providers. We will convert the raw data into usable data that can be used in our trading platform. The decrease in subscription costs was due to a cancelled subscription from a financial market information provider.

Outsourcing fees

The Operating Subsidiaries may outsource some works to our related party and independent third parties. The outsourcing costs mainly represented the charges and fees paid to subcontractors who handled implementation work for our Operating Subsidiaries. The outsourcing fees decreased as Operating Subsidiaries required fewer outsourcing services in the year ended December 31, 2022.

Amortization of intangible assets

Our amortization of intangible assets mainly represented amortization of the Operating Subsidiaries in-house developed financial trading solutions.

Commission expenses

Commission expenses represented the fees we paid to business partners of our Operating Subsidiaries, which bring new businesses to our Operating Subsidiaries. The commission is generally determined based on a certain percentage of revenue generated from customers referred by business partners.

Gross profit

Our total gross profit increased by HK$2,466,562 or 15.5% from HK$15,952,563 for the year ended December 31, 2021 to HK$18,419,125 for the year ended December 31, 2022. Our total gross profit margin increased from 49.5% for the year ended December 31, 2021 to 52.7% for the year ended December 31, 2022. The increase in our gross profit and gross profit margin was primarily due to the increase in revenue from liquidity services, which typically carries a higher gross margin.

Operating expenses

Our operating expenses consisted of the following:

	For the years ended December 31,
	2021	2022	2022	Variance	% of variance
	HK$	HK$	US$	HK$
Selling and marketing expenses	220,681	161,791	20,738	(58,890)	-26.7%
Research and development expenses	29,478	80,012	10,256	50,534	171.4%
General and administrative expenses	5,167,704	10,634,851	1,363,180	5,467,147	105.8%
Total operating expenses	5,417,863	10,876,654	1,394,174	5,458,791	100.8%

Our selling and marketing expenses mainly represented the advertising cost and marketing expenses. Our selling and marketing expenses decreased by HK$58,890, or 26.7%, from HK$220,681 for the year ended December 31, 2021 to HK$161,791 for the year ended December 31, 2022, mainly because lesser marketing expenses were incurred during the year ended December 31, 2022.

Our research and development expenses primarily consisted of payroll and other personnel-related expenses of our Operating Subsidiaries’ software development team. Our research and development expenses increased by HK$50,534, or 171.4%, from HK$29,478 for the year ended December 31, 2021 to HK$80,012 for the year ended December 31, 2022, because more staff costs were incurred for the preliminary project research stage in the year ended December 31, 2022. We expect that our expenditures for research and development may increase in terms of monetary value and may increase as a percentage of our total revenue over time, as the Operating Subsidiaries will expand their software development capacity to continue to improve existing functions and develop new functions.

Our general and administrative expenses mainly represented the staff costs, depreciation expenses of property and equipment, amortization of operating lease right-of-use assets, interest of lease liabilities and legal and professional fees. Our general and administrative expenses increased by HK$5,467,147, or 105.8%, from HK$5,167,704 for the year ended December 31, 2021 to HK$10,634,851 for the year ended December 31, 2022, because the initial public offering expenses of HK$3,401,970 were incurred in the year ended December 31, 2022. We expect our general and administrative expenses, including but not limited to staff costs, to increase in the foreseeable future, as our Operating Subsidiaries’ business is expected to grow further. We expect our legal and professional fees for legal, audit, and advisory services to increase, as we will incur audit fees, legal fees and advisory fees for being a public company.

Other income (expenses)

Our other income (expenses) consists of the following:

	For the years ended December 31,
	2021	2022	2022	Variance	% of variance
	HK$	HK$	US$	HK$
Other income
Sundry income	742,279	174,026	22,307	(568,253)	-76.6%
Commission income	284,646	259,794	33,301	(24,852)	-8.7%
Government subsidies	379,363	734,059	94,092	354,696	93.5%
Others	32,258	145,342	18,630	113,084	350.6%
Other income	1,438,546	1,313,221	168,330	(125,325)	-8.7%

Other expenses
Other expenses	35,672	48,021	6,155	12,349	34.6%
Other expenses	35,672	48,021	6,155	12,349	34.6%

Total other income, net	1,402,874	1,265,200	162,174	(137,674)	-9.8%

Sundry income. The Operating Subsidiaries charged handling service fees for services provided to customers on using the multi-asset trading software by the MT4/MT5 (forex trading platforms) service providers. Some customers requested the Operating Subsidiaries to subscribe to such services from the MT4/MT5 service providers and they, in turn, charged such customers. The sundry income was the net amount of sundry income from providing such handling services after deducting the expenses it incurred over the same period. The decrease in sundry income was mainly due to the decrease in customers’ requests for such service.

Commission Income. Commission income represented the commission income received from our related party for business referred by us. We would charge a commission fee at an agreed percentage from the business referred by us to our related party. The decrease in commission income was mainly due to the decrease in sales referred by us.

Government subsidies. Government subsidies primarily related to one-off entitlements granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund (“ESS”). The Operating Subsidiaries received government subsidies that totaled HK$379,363 and HK$734,059 for the years ended December 31, 2021 and 2022, respectively, and recognized such amounts as other income when they were received because we have (i) not implemented redundancies during the subsidy period; and (ii) spent all the wage subsidies on paying wages to employees. The increase in government subsidies was mainly due to the increase in subsidies provided to combat the pandemic.

Realized loss on disposal of financial assets at fair value and change in fair value on financial assets at fair value.

Realized loss on disposal of financial assets at fair value and change in fair value on financial assets at fair value represents realized loss on disposal of and change in fair value on financial assets at fair value from certain investment agreements with certain brokerage companies to trade with foreign currencies, at fair value, with the intention to optimize a trading algorithm based on live market interactions. The increase in change in fair value on financial assets at fair value was mainly due to the increased volatility in the financial and currency market.

Interest expenses on bank borrowings

We incurred interest expenses on bank borrowings which totaled HK$479,904 and HK$443,577 for the years ended December 31, 2021 and 2022, respectively, with an annual effective interest rate of 3.0% and 3.3% during the years ended December 31, 2021 and 2022, respectively.

Income tax expenses

British Virgin Islands

Under the current and applicable laws of BVI, the Company is not subject to tax on income or capital gains.

China

The Company’s subsidiary, m-FINANCE Software (Shenzhen) Limited (“SZ WFOE”) established in the PRC is subject to PRC Enterprises Income Tax rate of 25% for the years ended December 31, 2021 and 2022.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Taxation in the statement of income represents:

	For the years ended December 31,
	2021	2022	2022	Variance	% of variance
	HK$	HK$	US$	HK$
Current tax	-	229,355	29,399	229,355	N/A
Deferred tax	431,630	158,490	20,315	(273,140)	-63.3%
Total income tax expense	431,630	387,845	49,714	(43,785)	-10.1%

Our income tax decreased by HK$43,785 from HK$431,630 for the year ended December 31, 2021 to HK$387,845 for the year ended December 31, 2022, primarily due to the decrease in income before income taxes.

Net income. As a result of the foregoing, we reported net income of HK$10,349,595 and HK$6,818,599 for the years ended December 31, 2021 and 2022, respectively.

Other comprehensive income (loss). Loss from foreign currency translation adjustment amounted to HK$14,168 for the year ended December 31, 2021, as compared to income from foreign currency translation adjustment amounted to HK$7,496 for the year ended December 31, 2022.

Comparison of year ended December 31, 2022 with year ended December 31, 2023

The following table sets forth key components of our results of operations for the years ended December 31, 2022 and 2023:

	For the years ended December 31,
	2022	2023	2023	Variance	% of variance
	HK$	HK$	US$	HK$
Revenue	34,931,827	31,961,177	4,091,869	(2,970,650)	-8.5%
Cost of revenue	16,512,702	13,995,670	1,791,813	(2,517,032)	-15.2%
Gross profit	18,419,125	17,965,507	2,300,056	(453,618)	-2.5%

Operating expenses
Selling and marketing expenses	161,791	160,976	20,609	(815)	-0.5%
Research and development expenses	80,012	11,373	1,456	(68,639)	-85.8%
General and administrative expenses	10,634,851	11,110,942	1,422,492	476,091	4.5%
Total operating expenses	10,876,654	11,283,291	1,444,557	406,637	3.7%
Income from operations	7,542,471	6,682,216	855,499	(860,255)	-11.4%

Other income (expense)
Other income, net	1,265,200	457,941	58,628	(807,259)	-63.8%
Realized loss on disposal of financial assets at fair value	-	(7,874)	(1,008)	(7,874)	N/A
Change in fair value on financial assets at fair value	(1,157,650)	(2,091)	(268)	1,155,559	-99.8%
Interest expenses, net	(443,577)	(353,002)	(45,194)	90,575	-20.4%
Total other (expense) income, net	(336,027)	94,974	12,158	431,001	-128.3%

Income before income taxes	7,206,444	6,777,190	867,657	(429,254)	-6.0%
Income tax expenses	(387,845)	(148,309)	(18,987)	239,536	-61.8%
Net income	6,818,599	6,628,881	848,670	(189,718)	-2.8%

Other comprehensive income
Foreign currency translation adjustment	7,496	17,866	2,287	10,370	138.3%
Comprehensive income	6,826,095	6,646,747	850,957	(179,348)	-2.6%

Revenue

The following table sets forth the breakdown of our revenue by major revenue type for the years ended December 31, 2022 and 2023, respectively:

	For the years ended December 31,
	2022	2023	2023	Variance	% of variance
	HK$	HK$	US$	HK$
Initial set up, installation and customization services	7,140,076	8,973,079	1,148,789	1,833,003	25.7%
Subscriptions	11,414,976	11,445,019	1,465,263	30,043	0.3%
Hosting, support and maintenance services	4,186,369	4,338,184	555,401	151,815	3.6%
Liquidity services	6,699,586	2,626,516	336,263	(4,073,070)	-60.8%
White label services	1,889,188	2,122,198	271,697	233,010	12.3%
Quotes/news/package subscription services	3,601,632	2,456,181	314,456	(1,145,451)	-31.8%
Total revenue	34,931,827	31,961,177	4,091,869	(2,970,650)	-8.5%

Our revenue decreased by HK$2,970,650 or 8.5% from HK$34,931,827 for the year ended December 31, 2022 to HK$31,961,177 for the year ended December 31, 2023, primarily because of the decrease in our revenue derived from our Operating Subsidiaries’ (i) liquidity services; and (ii) quotes/news/package subscription services, and was partially offset by the increase in revenue derived from our Operating Subsidiaries’ (i) initial set up, installation and customization services; (ii) white label services; and (iii) hosting, support and maintenance services.

Revenue from our Operating Subsidiaries’ initial set up, installation and customization services increased by HK$1,833,003, or 25.7%, from HK$7,140,076 for the year ended December 31, 2022 to HK$8,973,079 for the year ended December 31, 2023. The increase was mainly due to the increase in demand for our Operating Subsidiaries’ customization services provided to customers to customize the functions and features of the trading platforms during the year ended December 31, 2023. The increase in demand for our Operating Subsidiaries’ customization services was mainly due to the growing need for implementing our customized trading platforms, which are one of our unique offerings to clients. This service sets us apart from our competitors and enhances our platform solution by adding unique features and functions, as well as usability, and flexibility.

Revenue from our Operating Subsidiaries’ hosting, support and maintenance services increased by HK$151,815, or 3.6%, from HK$4,186,369 for the year ended December 31, 2022 to HK$4,338,184 for the year ended December 31, 2023. The increase was mainly due to the increase in customers for our hosting, support and maintenance services for the year ended December 31, 2023. We believe that the Operating Subsidiaries realized an increase in the number of customers because of the referral of new customers from existing customers.

Revenue from our Operating Subsidiaries’ liquidity services decreased by HK$4,073,070, or 60.8%, from HK$6,699,586 for the year ended December 31, 2022 to HK$2,626,516 for the year ended December 31, 2023. The decrease was mainly due to a customer who was engaging in in-house research on a trading signal and was developing new trading signals to replace the existing one. During the testing phase, the trading volume will be kept at a lower level until they have optimized the new trading signals. A trading signal is generated from algorithms with inputs such as technical patterns, moving average crosses, trading volume surges and interest rates. When a trading signal is triggered, a signal to buy or sell a futures contract is generated. It requires our Operating Subsidiaries’ liquidity services, which provide automatic hedging functions to enable such client to send its customers’ orders directly to a broker’s platform.

Revenue from our Operating Subsidiaries’ white label services increased by HK$233,010, or 12.3%, from HK$1,889,188 for the year ended December 31, 2022 to HK$2,122,198 for the year ended December 31, 2023. The increase was mainly due to the increase in customers for our white label services for the year ended December 31, 2023.

Revenue from our Operating Subsidiaries’ quotes/news/package subscription services decreased by HK$1,145,451, or 31.8%, from HK$3,601,632 for the year ended December 31, 2022 to HK$2,456,181 for the year ended December 31, 2023. The decrease was mainly due to customers subscribed for fewer quotes/new/package services for the year ended December 31, 2023.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the years ended December 31, 2022 and 2023:

	For the years ended December 31,
	2022	2023	2023	Variance	% of variance
	HK$	HK$	US$	HK$
Internet services cost	1,727,305	1,575,284	201,678	(152,021)	-8.8%
Employee-related costs	6,886,855	6,253,858	800,658	(632,997)	-9.2%
Subscription costs	171,228	123,361	15,793	(47,867)	-28.0%
Outsourcing fees	752,904	223,915	28,667	(528,989)	-70.3%
Amortization of intangible assets	6,160,391	5,514,165	705,958	(646,226)	-10.5%
Commission expenses	808,894	275,965	35,331	(532,929)	-65.9%
Others	5,125	29,120	3,728	23,995	468.2%
Total cost of revenue	16,512,702	13,995,670	1,791,813	(2,517,032)	-15.2%

Our cost of revenue decreased by HK$2,517,032 or 15.2% from HK$16,512,702 for the year ended December 31, 2022 to HK$13,995,670 for the year ended December 31, 2023, which was mainly due to (i) the decrease in employee-related costs because lesser staff costs were allocated for supporting our financial trading solution services for the year ended December 31, 2023 in view of the decrease in revenue for the same period, (ii)   decrease in the amortization of intangible assets due to part of the intangible assets we developed being fully amortized, (iii) the decrease in outsourcing fees and (iv) the decrease in commission expenses.

Internet service cost

Internet service cost represented cost in relation to server hosting service provided by data center service providers as well as acquiring internet data line from various service providers for internet access.

Employee-related costs

Employee-related costs consisted primarily of payroll and other personnel-related expenses of our Operating Subsidiaries’ staff to support our financial trading solution services.

Subscription costs

Our subscription costs represented costs incurred by the Operating Subsidiaries for subscription payments for price or news feeds from news and financial market information providers. We will convert the raw data into usable data that can be used in our trading platform. The decrease in subscription costs was due to a cancelled subscription from a financial market information provider.

Outsourcing fees

The Operating Subsidiaries may outsource some works to our related party and independent third parties. The outsourcing costs mainly represented the charges and fees paid to subcontractors who handled implementation work for our Operating Subsidiaries. The outsourcing fees decreased as Operating Subsidiaries required fewer outsourcing services in the year ended December 31, 2023.

Amortization of intangible assets

Our amortization of intangible assets mainly represented amortization of the Operating Subsidiaries in-house developed financial trading solutions.

Commission expenses

Commission expenses represented the fees we paid to business partners of our Operating Subsidiaries, which bring new businesses to our Operating Subsidiaries. The commission is generally determined based on a certain percentage of revenue generated from customers referred by business partners.

Gross profit

Our total gross profit decreased by HK$453,618 or 2.5% from HK$18,419,125 for the year ended December 31, 2022 to HK$17,965,507 for the year ended December 31, 2023. The decrease in our gross profit was primarily due to the decrease in our revenue for the same period. Our total gross profit margin increased from 52.7% for the year ended December 31, 2022 to 56.2% for the year ended December 31, 2023. The increase in our gross profit margin was primarily due to the decrease in outsourcing costs, since we used our own staff to handle more implementation works.

Operating expenses

Our operating expenses consisted of the following:

	For the years ended December 31,
	2022	2023	2023	Variance	% of variance
	HK$	HK$	US$	HK$
Selling and marketing expenses	161,791	160,976	20,609	(815)	-0.5%
Research and development expenses	80,012	11,373	1,456	(68,639)	-85.8%
General and administrative expenses	10,634,851	11,110,942	1,422,492	476,091	4.5%
Total operating expenses	10,876,654	11,283,291	1,444,557	406,637	3.7%

Our selling and marketing expenses mainly represented the advertising cost and marketing expenses. Our selling and marketing expenses slightly decreased by HK$815, or 0.5%, from HK$161,791 for the year ended December 31, 2022 to HK$160,976 for the year ended December 31, 2023, mainly because lesser marketing expenses were incurred during the year ended December 31, 2023.

Our research and development expenses primarily consisted of payroll and other personnel-related expenses of our Operating Subsidiaries’ software development team. Our research and development expenses decreased by HK$68,639, or 85.8%, from HK$80,012 for the year ended December 31, 2022 to HK$11,373 for the year ended December 31, 2023, because more staff costs were incurred at the project development stage rather than the preliminary project research stage for the year ended December 31, 2023. However, we expect that our expenditures for research and development may increase in terms of monetary value and may increase as a percentage of our total revenue over time, as the Operating Subsidiaries will expand their software development capacity to continue to improve existing functions and develop new functions.

Our general and administrative expenses mainly represented the staff costs, depreciation expenses of property and equipment, amortization of operating lease right-of-use assets, interest of lease liabilities and legal and professional fees. Our general and administrative expenses increased by HK$476,091, or 4.5%, from HK$10,634,851 for the year ended December 31, 2022 to HK$11,110,942 for the year ended December 31, 2023, because the initial public offering expenses of HK$3,367,160   were incurred in the year ended December 31, 2023. We expect our general and administrative expenses, including but not limited to staff costs, to increase in the foreseeable future, as our Operating Subsidiaries’ business is expected to grow further. We expect our legal and professional fees for legal, audit, and advisory services to increase, as we will incur audit fees, legal fees and advisory fees for being a public company.

Other income (expenses)

Our other income (expenses) consists of the following:

	For the years ended December 31,
	2022	2023	2023	Variance	% of variance
	HK$	HK$	US$	HK$
Other income
Sundry income	174,026	82,103	10,511	(91,923)	-52.8%
Commission income	259,794	364,819	46,706	105,025	40.4%
Government subsidies	734,059	34,261	4,386	(699,798)	-95.3%
Others	145,342	29,719	3,805	(115,623)	-79.6%
Other income	1,313,221	510,902	65,408	(802,319)	-61.1%

Other expenses
Other expenses	48,021	52,961	6,780	4,940	10.3%
Other expenses	48,021	52,961	6,780	4,940	10.3%

Total other income, net	1,265,200	457,941	58,628	(807,259)	-63.8%

Sundry income. The Operating Subsidiaries charged handling service fees for services provided to customers on using the multi-asset trading software by the MT4/MT5 (forex trading platforms) service providers. Some customers requested the Operating Subsidiaries to subscribe to such services from the MT4/MT5 service providers and they, in turn, charged such customers. The sundry income was the net amount of sundry income from providing such handling services after deducting the expenses it incurred over the same period. The decrease in sundry income was mainly due to the decrease in customers’ requests for such service.

Commission Income. Commission income represented the commission income received from our related party for business referred by us. We would charge a commission fee at an agreed percentage from the business referred by us to our related party. The increase in commission income was mainly due to the increase in sales referred by us.

Government subsidies. Government subsidies primarily related to (i) one-off entitlements granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund (“ESS”) and (ii) funds for participation in promotion activities in 2023. The Operating Subsidiaries received government subsidies that totaled HK$734,059 and HK$34,261 for the years ended December 31, 2022 and 2023, respectively. The government subsidies for ESS were recognized as other income when they were received because we have (i) not implemented redundancies during the subsidy period; and (ii) spent all the wage subsidies on paying wages to employees. The decrease in government subsidies was mainly due to the decrease in subsidies provided to combat the pandemic.

Realized loss on disposal of financial assets at fair value and change in fair value on financial assets at fair value.

Realized loss on disposal of financial assets at fair value and change in fair value on financial assets at fair value represents realized loss on disposal of and change in fair value on financial assets at fair value from certain investment agreements with certain brokerage companies to trade with foreign currencies, at fair value, with the intention to optimize a trading algorithm based on live market interactions. Algorithmic trading, also known as automated trading, is a type of trading that involves using computer programs to make trading decisions. These programs use advanced mathematical algorithms to analyze the market and execute trades automatically, without the need for human intervention. We believe that there will be increasing demand for algorithmic trading and more resources will be invested for enhancing the system. It appears that the clients engaged in leveraged foreign exchange trading prefer to enjoy the benefits brought along by information technology to obtain timely foreign exchange information, the latest market news and automated trading, and, hence, we have been enhancing our trading system’s stability and security to provide clients a reliable and safe platform for round the clock trading. Therefore, we optimize our trading algorithm through live trading in the real foreign exchange market, which allows us to test and refine our system in real-world conditions. The trades of foreign currencies conducted by the Operating Subsidiaries are denominated in the USD and are paired with currencies with strong liquidity traded in highly transparent markets, including such currencies as the EURO, USD, GBP, CHF, AUD and CAD, etc. We clear position limits and floating profit/loss limits are set to manage foreign exchange positions. All daily positions were settled and denominated in USD. The change in fair value on financial assets at fair value was mainly due to the increased volatility in the financial and currency market.

Interest expenses, net

We incurred interest expenses on bank borrowings which totaled HK$443,577 and HK$483,623 for the years ended December 31, 2022 and 2023, respectively, with an annual effective interest rate of 3.3% and 4.9% during the years ended December 31, 2022 and 2023, respectively. We also recorded a bank interest income of HK$7,826 and HK$130,621 for the years ended December 31, 2022 and 2023, respectively. The increase in our bank interest income was due to the US Federal Reserve continued to raise interest rates.

Income tax expenses

British Virgin Islands

Under the current and applicable laws of BVI, the Company is not subject to tax on income or capital gains.

China

The Company’s subsidiary, m-FINANCE Software (Shenzhen) Limited (“SZ WFOE”) established in the PRC is subject to PRC Enterprises Income Tax rate of 25% for the years ended December 31, 2022 and 2023.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Taxation in the statement of income represents:

	For the years ended December 31,
	2022	2023	2023	Variance	% of variance
	HK$	HK$	US$	HK$
Current tax	229,355	(5,877)	(752)	(235,232)	-102.6%
Deferred tax	158,490	154,186	19,739	(4,304)	-2.7%
Total income tax expense	387,845	148,309	18,987	(239,536)	-61.8%

Our income tax decreased by HK$239,536 from HK$387,845 for the year ended December 31, 2022 to HK$148,309 for the year ended December 31, 2023, primarily due to the decrease in income before income taxes.

Net income. As a result of the foregoing, we reported net income of HK$6,818,599 and HK$6,628,881 for the years ended December 31, 2022 and 2023, respectively.

Other comprehensive income). Income from foreign currency translation adjustment amounted to HK$7,496 and HK$17,866 for the years ended December 31, 2022 and 2023, respectively.

B. Liquidity and Capital Resources

As of the date of this annual report, we have financed our Operating Subsidiaries’ operations primarily through cash flows from operations and loans from banks and related parties, if necessary. We plan to support our future operations primarily from cash generated from our operations and the net proceeds raised from our IPO.

As of December 31, 2023, we had cash in aggregate of HK$6,810,418 as compared to HK$12,063,731 as of December 31, 2022. We had positive working capital that amounted to HK$3,618,321 as of December 31, 2022 as compared to negative working capital of HK$2,077,323 as of December 31, 2023. We believe such negative working capital was temporary, as (i) we had generated net cash provided by operating activities for each of the years ended December 31, 2022 and 2023; (ii) non-recurring nature of the payment dividend which was made at the discretion of the board of directors and the deferred IPO costs were not expected to increase significantly for the year of 2024; and (iii) we generated net income for each of the fiscal years ended December 31, 2022 and 2023. Our working capital requirements were influenced by the size of the operations, the volume and dollar value of the sales contracts of our Operating Subsidiaries, the progress of execution of our customer contracts, and the timing for collecting accounts receivable, and payment of accrued expenses.

On March 23, 2022, m-FINANCE declared an interim dividend of HK$0.863 per share (equivalent to US$0.111 per share), or HK$10,000,000 in aggregate (equivalent to US$1,281,805), to its shareholder, which was settled in cash on March 24, 2022. On June 30, 2022, m-FINANCE declared an interim dividend of HK$0.691 per share (equivalent to US$0.089 per share) or HK$8,000,000 (equivalent to US$1,025,444), to its shareholder, and the amount of the dividend payable was concurrently settled by netting off the outstanding amounts due from related parties. On August 15, 2022, m-FINANCE declared an interim dividend of HK$0.873 per share (equivalent to US$0.112 per share) or HK$10,114,311 in aggregate (equivalent to US$1,296,457), to its shareholder, and the dividend payable was concurrently settled by netting off the outstanding amounts due from the related parties. The amounts due from related parties were presented as a reduction of the shareholder’s equity pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G. On March 27, 2023, the Company declared an interim dividend of HK$0.218 per share (equivalent to US$0.028 per share), or HK$2,528,413 in aggregate (equivalent to US$324,093), to its shareholder, which was settled in cash on the same day. On July 31, 2023, the Company declared an interim dividend of HK$0.242 per share (equivalent to US$0.031 per share), or HK$2,800,800 in aggregate (equivalent to US$359,008), to its shareholder, which was settled in cash on the same day.

As of December 31, 2023, we had an outstanding bank borrowing balance of HK$9,926,756, of which the bank borrowings of HK3,863,852 that would be payable within one year and the bank borrowings of HK$6,062,904 that would be payable after one year but within 5 years. The bank borrowings had an annual effective interest rate of 4.87%.

For the years ended December 31, 2021, 2022 and 2023, we had realized loss on disposal of financial assets at fair value and change in fair value on financial assets at fair value in the aggregate amounts of HK$676,445, HK$1,157,650 and HK$9,965, respectively, from trading in foreign currencies, at fair value, with the intention to optimize a trading algorithm based on live market interactions. Algorithmic trading, also known as automated trading, is a type of trading that involves using computer programs to make trading decisions. These programs use advanced mathematical algorithms to analyze the market and execute trades automatically, without the need for human intervention. We believe that there will be increasing demand for algorithmic trading and more resources will be invested for enhancing the system. It appears that the clients engaged in leveraged foreign exchange trading prefer to enjoy the benefits brought along by information technology to obtain timely foreign exchange information, the latest market news and automated trading, and, hence, we have been enhancing our trading system’s stability and security to provide clients a reliable and safe platform for round the clock trading. Therefore, we optimize our trading algorithm through live trading in the real foreign exchange market, which allows us to test and refine our system in real-world conditions. The trades of foreign currencies conducted by the Operating Subsidiaries are denominated in the USD and are paired with currencies with strong liquidity traded in highly transparent markets, including such currencies as the EURO, USD, GBP, CHF, AUD and CAD, etc. We clear position limits and floating profit/loss limits are set to manage foreign exchange positions. The change in fair value on financial assets at fair value was mainly due to the increased volatility in the financial and currency market in 2021 and 2022. For the years ended December 31, 2021, 2022 and 2023, we traded foreign currencies of monthly average transaction amounts of US$259.2 million, US$120.7 million and US$0.3 million, respectively. In view of the increased volatility in the financial and currency market, we have lowered our trading in foreign currencies for the year ended December 31, 2023. The monthly average number of transactions were 4,620 trades, 2,384 trades and 250 trades for the years ended December 31, 2021, 2022 and 2023, respectively. We will assess and monitor the challenges created by the increased volatility in the financial and currency market.

We believe that our current cash and cash flows provided by operating activities, loans from banks, and the net proceeds from our IPO will be sufficient to meet our working capital needs in the next 12 months from the date of this annual report. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Net cash provided by operating activities	12,734,753	13,496,487	11,324,808	1,449,871
Net cash used in investing activities	(11,346,697)	(2,125,093)	(5,685,740)	(727,924)
Net cash used in financing activities	(10,641,086)	(9,403,066)	(10,887,289)	(1,393,858)
Effect of exchange rate changes on cash	545	13,820	(5,092)	(651)
Net increase (decrease) in cash	(9,252,485)	1,982,148	(5,253,313)	(672,562)
Cash at the beginning of year	19,334,068	10,081,583	12,063,731	1,544,474
Cash at the end of year	10,081,583	12,063,731	6,810,418	871,912

Operating activities

Net cash provided by operating activities amounted to HK$11,324,808 for the year ended December 31, 2023, mainly derived from (i) net income of HK$6,628,881 for the year ended December 31, 2023; (ii) various non-cash items of HK$8,444,393, such as amortization of intangible assets of HK$5,514,165, amortization of right-of-use assets and interest of lease liabilities of HK$1,633,106, allowance for credit losses of HK$998,020 and depreciation of property and equipment of HK$134,951; and (iii) changes in operating assets and liabilities of HK$3,734,567. Changes in operating assets and liabilities mainly included (i) an increase in accounts receivable of HK$2,444,125, which was mainly due to more billing to customers based on services provided closer to the year ended December 31, 2023; (ii) a decrease in operating lease liabilities of HK$1,659,126, mainly due to the recognition of operating lease expenses on a straight-line basis over the lease term; and (iii) an increase in contract liabilities of HK$420,517 due to more advances received from customers under the new projects.

Net cash provided by operating activities amounted to HK$13,496,487 for the year ended December 31, 2022, mainly derived from (i) net income of HK$6,818,599 for the year ended December 31, 2022; (ii) various non-cash items of HK9,891,062, such as amortization of intangible assets of HK$6,160,391, amortization of right-of-use assets and interest of lease liabilities of HK$1,695,259, change in fair value on financial assets at fair value of HK$1,157,650, depreciation of property and equipment of HK$222,173 and deferred tax expenses of HK$158,490; and (iii) changes in operating assets and liabilities of HK$3,213,174. Changes in operating assets and liabilities mainly included (i) a decrease in operating lease liabilities of HK$1,663,674, mainly due to the recognition of operating lease expenses on a straight-line basis over the lease term; (ii) a decrease in contract liabilities of HK$1,275,002, due to the completion of projects near the year end; (iii) an increase in accounts receivables of HK$949,239, which was mainly due to more billing to customers based on services provided closer to the year end of December 31, 2022; (iv) a decrease in prepaid expenses and other current assets of HK$520,618, which was mainly due to the refund of a rental deposit for the expired lease and the timing of payments for internet service costs; and (v) an increase in tax payable of HK$229,355, which was primarily due to income tax expense accrued in the year ended December 31, 2022.

Net cash provided by operating activities amounted to HK$12,734,753 for the year ended December 31, 2021, mainly derived from (i) net income of HK$10,349,595 for the year ended December 31, 2021; (ii) various non-cash items of HK$9,058,615, such as amortization of intangible assets of HK$5,996,618, amortization of right-of-use assets and interest of lease liabilities of HK$1,700,859, change in fair value on financial assets at fair value of HK$660,325, deferred tax expenses of HK$431,630 and depreciation of property and equipment of HK$253,063; and (iii) changes in operating assets and liabilities of HK$6,673,457. Changes in operating assets and liabilities mainly included (i) a decrease in contract liabilities of HK$4,679,419 due to the completion of projects near the year end; (ii) a decrease in operating lease liabilities of HK$1,665,000, mainly due to the recognition of operating lease expenses on a straight-line basis over the lease term; (iii) an increase in accrued expenses and other current liabilities of HK$666,788, which was attributable primarily to the timing of our payment of annual bonuses and legal and professional fees; (iv) an increase in long term deposit of HK$479,076, due to the increase in rental deposit; (v) an increase in accounts receivables of HK$436,514, which was mainly due to more billing to customers based on services provided closer to the year end of December 31, 2021; and (vi) an increase in prepaid expenses and other current assets of HK$72,146.

Investing activities

Net cash used in investing activities amounted to HK$5,685,740 for the year ended December 31, 2023, representing costs to obtain and develop software of HK$7,270,898 and purchase of property and equipment of HK$48,157, and was partially offset by disposals of financial assets at fair value of HK$1,633,315 during the year ended December 31, 2023.

Net cash used in investing activities amounted to HK$2,125,093 for the year ended December 31, 2022, representing costs to obtain and develop software of HK$5,993,675, purchases of financial assets at fair value of HK$156,000 and purchase of property and equipment of HK$41,721, and was partially offset by disposals of financial assets at fair value of HK$4,068,302 during the year ended December 31, 2022.

Net cash used in investing activities amounted to HK$11,346,697 for the year ended December 31, 2021, representing costs to obtain and develop software of HK$6,959,773, purchases of financial assets at fair value of HK$5,950,000 and purchase of property and equipment of HK$267,010, and was partially offset by disposals of financial assets at fair value of HK$1,870,086 during the year ended December 31, 2021.

Financing activities

Net cash used in financing activities amounted to HK$10,887,289 for the year ended December 31, 2023, which included the dividend paid to a shareholder of HK$5,329,213, repayment of bank borrowings of HK$3,693,642 and an increase in deferred IPO costs of HK$1,864,434.

Net cash used in financing activities amounted to HK$9,403,066 for the year ended December 31, 2022, which included the dividend paid to a shareholder of HK$10,000,000, an increase in deferred initial public offering costs of HK$3,119,900 and repayment of bank borrowings of HK$2,396,598, and was offset by the repayments from the related parties of HK$6,117,332 during the year ended December 31, 2022.

Net cash used in financing activities amounted to HK$10,641,086 for the year ended December 31, 2021, which included the advances to the related parties of HK$13,003,024 and the repayment of bank borrowings of HK$1,485,212, and was offset by the proceeds from bank borrowings of HK$3,847,150 during the year ended December 31, 2021.

Off-balance sheet arrangements

We did not have, during the periods presented, nor do we currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2023:

	Payments due by period
	Total	Less than 1 year	1-3 years
	HK$	HK$	HK$
Bank borrowings	9,926,756	3,863,852	6,062,904
Operating lease obligation	2,963,133	1,392,826	1,570,307
	12,889,889	5,256,678	7,633,211

	Payments due by period
	Total	Less than 1 year	1-3 years
	US$	US$	US$
Bank borrowings	1,270,885	494,674	776,211
Operating lease obligation	379,359	178,318	201,040
	1,650,244	672,992	977,251

Capital expenditures

For the years ended December 31, 2021, 2022 and 2023, we purchased HK$267,010, HK$41,721 and HK$48,157, respectively, of property and equipment mainly for use in our Operating Subsidiaries’ operations. For the years ended December 31, 2021, 2022 and 2023, we purchased HK$40,000, HK$1,999 and nil, respectively, of intangible assets mainly for use in our Operating Subsidiaries’ operations. Subsequent to December 31, 2023 and as of the date of this annual report, we did not purchase any material property and equipment, and intangible assets for operational use. We do not have any other material commitments to capital expenditures as of December 31, 2023 or as of the date of this annual report.

Inflation

Inflation did not materially affect the business or the results of operations of our Operating Subsidiaries.

Seasonality

The nature of our Operating Subsidiaries’ business does not appear to be affected by seasonal variations.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Research and Development” and “Item 4. Information on the Company — B. Business Overview — Properties — Intellectual Property.”

D. Trend Information

The financial trading solutions services provided by the Operating Subsidiaries are affected by the capital market in Hong Kong. Any material deterioration in the financial trading industry and capital market in Hong Kong could materially and adversely affect the business and prospects of our Operating Subsidiaries. The Hong Kong financial and capital market is susceptible to global factors, including, but not limited to, interest rate fluctuations, volatility of foreign currency exchange rates and monetary policy changes. When there are unfavorable changes to global or local economic conditions, the financial and securities market in Hong Kong may be negatively affected.

Other than as disclosed under this subheading and elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Our critical accounting policies and practices include the following: (i) revenue recognition and (ii) intangible assets. For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2 – Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Provision for credit losses

We carry accounts receivable at the face amounts less a reserve for estimated credit losses. As of December 31, 2022, we recorded an allowance for doubtful accounts related to accounts receivable of HK$497,099. We estimated our reserve for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Consequently, to reflect the cumulative effects of the adoption of ASC 326, we recorded the balance of the reserve for credit losses was HK$497,099 as of January 1, 2023 and there is no material impact over the initial adoption of CECL model. During the year ended December 31, 2023, we recorded HK$998,020 adjustments for credit losses on the consolidated financial statement related to accounts receivable. As of December 31, 2023, the reserve for credit losses was HK$1,495,119 (US$191,415).

Impairment assessment for the internally developed software

For the years ended December 31, 2021, 2022 and 2023, we capitalized the research and development costs of HK$6,959,773, HK$5,993,675 and HK$7,270,898 (US$930,866), respectively, as intangible assets. Our internally developed software is amortized over its estimated useful lives and is reviewed for impairment if indicators of impairment arise. Indicators we reviewed included whether there was a significant change in the business environment as a whole, a significant adverse change in the extent or manner in which our assets are being used, a significant adverse change in legal factors affecting our assets and a cash flow loss. In performing its qualitative assessment, our management assessed that there is no impairment on any in progress projects or finalized projects due to continue business growth and the business is profitable. We did not recognize any impairment on intangible assets and in preparing its financial statements for the periods presented and we did not consider it reasonably likely these considerations would change significantly based upon our current outlook, the assessment of the recoverability of intangible assets did not involve a significant level of estimation uncertainty that had, or was reasonably likely to have had, a material impact on the financial condition or results of our operations for the years ended December 31, 2021, 2022 and 2023.

Recently accounting pronouncements

See the discussion of the recent accounting pronouncements contained in the notes to the consolidated financial statements, “Note 2 – Summary of Significant Accounting Policies.”

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is Unit 1801, Fortis Tower, 77-79 Gloucester Road, Wan Chai, Hong Kong.

Directors and Executive Officers	Age	Position/Title
Tai Wai (Stephen) Lam	57	Chairman and Executive Director
Chi Weng Tam	52	Executive Director and Chief Executive Officer
Sui Yee Yeung	43	Chief Financial Officer
Sum (Philip) Cheng	59	Independent Director
Lai Sum (Christina) Liu	70	Independent Director
Cheuk Ho Chan	57	Independent Director

The following is a brief biography of each of our current directors and executive officers:

Mr. Tai Wai (Stephen) Lam is the co-founder, chairman, and executive director of our Company. He joined m-FINANCE Limited in 2003 as Chief Technology Officer and is currently serving as the Managing Director of m-FINANCE. He has over 30 years of experience in Information Technology and business management, covering fields of software development, business consulting, financial technology, and e-commerce. Prior to joining m-FINANCE, Mr. Lam was the Senior Information Technology Manager of the Hong Kong SAR Government and had led several e-Government projects. Mr. Lam used to hold senior positions in commercial firms, including Senior Consultant of World-wide Professional Services in Canada of Netscape Communications Corporation, Senior Consultant Manager of SINA.com, Technical Director of 36.com Holdings Limited (previously a listed company on the Hong Kong Stock Exchange). Mr. Lam obtained a Master of Business Administration from the University of Western Sydney, Australia in 2003 and a Bachelor of Science degree in Computational Science and Management Studies from the University of Leeds, United Kingdom in 1989.

Mr. Chi Weng Tam is the co-founder, executive director, and Chief Executive Officer of our Company. He is an accomplished executive with over 25 years of experience in the IT and Finance industries. In his role, Mr. Tam is responsible for overseeing the day-to-day management of our Operating Subsidiaries, including business operations, business development, sales and marketing, strategic planning, policy settings, as well as supervising human resources and administrative functions. He joined our operating subsidiary, m-FINANCE Limited, in November 2011 as Chief Operating Officer and later assumed the role of Chief Executive Officer in August 2015. In December 2015, he was appointed as an executive director of the Operating Subsidiaries. Prior to joining our Operating Subsidiaries, Mr. Tam held senior management positions in various other companies. At VanceInfo Technologies Limited, an IT service provider listed on the New York Stock Exchange, he served as a Director of Major Accounts, delivering world-class IT consulting, enterprise solutions, and outsourcing services to numerous leading Fortune 500 companies. He also held the position of Team Leader of Business Development at Arkadin, a French company specializing in customized collaboration solutions for multinational companies across Europe, the United States, and the Asia Pacific region. Additionally, Mr. Tam served as the General Manager at GlobalTec Hong Kong Limited, where he marketed trending analysis software to individuals and financial institutions. Prior to that, he worked as a Director of Web Business at Finet Holdings Limited, a service provider listed on the Hong Kong Stock Exchange, focusing on providing financial information services and technology solutions to corporate clients and individual investors. At UNiSOFT, an IT training service provider in Hong Kong, Mr. Tam held the positions of Executive Director and Marketing Director, delivering IT certification training services to both corporate clients and individuals. Mr. Tam obtained a degree of Bachelor of Business Administration (Honours) from Lingnan University, Hong Kong.

Ms. Sui Yee Yeung is the Chief Financial Officer of our Company. Ms. Yeung joined the Operating Subsidiaries as the Senior Accountant in July 2017 and has served as the Finance Manager of the Operating Subsidiaries since July 2018 and the Chief Financial Officer of m-FINANCE since June 2022. Ms. Yeung has had over 18 years of professional experience across finance and accounting, compliance, internal controls, taxation and public accounting. Prior to joining our Operating Subsidiaries, Ms. Yeung was a financial leader with a blend of experience at local and multinational corporations. Ms. Yeung obtained a Bachelor of Accounting degree from the University of Hong Kong and she is a member of the CPA Australia.

Mr. Sum (Philip) Cheng is our independent director. Mr. Cheng is a senior partner of Cheng, Yeung & Co. Certified Public Accountants (Practising). Before joining Cheng, Yeung & Co. Certified Public Accountants (Practising) in March 2006, Mr. Cheng was a managing director of Lam, Kwok, Kwan & Cheng CPA Limited. Mr. Cheng is a Member of The Hong Kong Institute of Certified Public Accountants, The Institute of Chartered Accountants in England and Wales, The Chartered Global Management Accountants, The Chartered Institute of Management Accountants, The Association of Chartered Certified Accountants and The Association of International Accountants. Mr. Cheng has over 35 years’ experience in assurance and financial advisory services. He has extensive experience in the auditing of private companies in different business sectors, including information technology, manufacturing, real estate, transportation, health care, food and beverage, and retail. Mr. Cheng specializes in Business Assurance, Financial Management, Financial Reporting, and Business Management Consultancy. He has been a Chartered Tax Adviser since 1998. He has extensive knowledge in Hong Kong Tax and has practical experience in handling many of Field Audits, Tax Investigations, and Tax Appeal Cases over 30 years. Mr. Cheng qualified in 1996, and obtained his Master’s Degree in Professional Accounting from The Hong Kong Polytechnic University in 2000.

Ms. Lai Sum (Christina) Liu is our independent director. Ms. Liu has been working in the financial industry in Hong Kong for over 40 years, covering securities, futures, gold, foreign exchange, funds and financing etc. Ms. Liu has been the Responsible Officer for Type 1 (Dealing in securities), Type 2 (Dealing in futures contracts), Type 4 (Advising on securities), Type 5 (Advising on futures contracts) and Type 9 (Asset management) regulated activities and she has enriched working experience in several well-known financial institutions including Wocom Securities Limited (a subsidiary of Wing On Company International Ltd), SBI China Capital Securities Limited, RHB Securities Hong Kong Limited (“RHB”), Yuanta Asia Investment (Hong Kong) Limited (formerly known as Polaris Securities (Hong Kong) Ltd), South China Securities Limited and Huajin Securities (International) Limited. During Ms. Liu’s tenure with RHB, RHB ranked No. 1 in Hong Kong Hang Seng Index in terms of the trading volume for the futures. Ms. Liu has also successfully introduced a private enterprise company to be listed in Hong Kong when she served as the Business Development Director in South China Securities Limited. She then served as Vice President in a licensed financial company established by Huafa Group, which is directly controlled under the Zhuhai People’s Government, China. Ms. Liu obtained the Hong Kong General Certificate of Education in 1975.

Mr. Cheuk Ho Chan is our independent director. He obtained a bachelor’s degree in business administration from the Chinese University of Hong Kong in 1989 and a master’s degree in business administration from the University of Manchester in 2003. Mr. Chan has been a fellow member of the Hong Kong Institute of Certified Public Accountants since 2003. In the past twenty years, Mr. Chan has been the finance director, financial controller, and company secretary of several companies listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “HK Stock Exchange”). He is currently an independent non-executive director of Eagle Nice (International) Holdings Limited, the issued shares of which are listed on the Main Board of the HK Stock Exchange (stock code: 2368) since November 2002, an independent non-executive director of EPS Creative Health Technology Group Limited, the issued shares of which are listed on the Main Board of the HK Stock Exchange (stock code: 3860) since July 2021, an independent non-executive director of Winshine Science Company Limited the issued shares of which are listed on the Main Board of the HK Stock Exchange (stock code: 209) since June 2023 and an independent non-executive director of Gudou Holdings Limited the issued shares of which are listed on the Gem Board of the HK Stock Exchange (stock code: 8308) since Dec 2023, respectively. He was the chief financial officer and financial controller in different corporations for over twenty years, most of which corporations are listed with the HK Stock Exchange, such as Pine Technology Holdings Limited (stock code:1079), North Asia Resources Holdings Limited (stock code: 61), China Best Group Holding Limited (stock code: 370), China Golden Development Holdings Limited (stock code: 162) and Surge Recreation Holdings Limited (stock code: 703). He was previously an executive director of Pine Technology from June 2017 to May 2022 and Wai Chun Bio-technology Limited (“Wai Chun Bio-technology”), the issued shares of which are listed on the Main Board of the HK Stock Exchange (stock code: 660) from July 2022 to March 2023, respectively. He was previously also an independent non-executive director of Wai Chun Bio-technology Limited from November 2020 to July 2022 and an independent non-executive director of Wai Chun Group Holdings Limited, the issued shares of which are listed on the Main Board of the HK Stock Exchange (stock code:1013) from March 2022 to July 2022, respectively.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Hong Kong, China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Controlled Company

Our biggest shareholder, Gaderway Investments Limited, owns approximately 68.27% of the aggregate voting power of our outstanding Ordinary Shares as of the date of this annual report. As a result, we may be deemed to be a “controlled company” within the meaning of the NASDAQ listing standards. Gaderway Investments Limited, has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. If we are deemed to be a “controlled company”, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the NASDAQ listing standards even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, our shareholders would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Capital Market.

B. Compensation

Tai Wai (Stephen) Lam (Executive Director)	$378,000
Chi Weng Tam (Chief Executive Officer and Executive Director)	$378,000
Sui Yee Yeung (Chief Financial Officer)	$233,252

C. Board Practices

Board of Directors

Our board of directors consists of five directors.

Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account, without limitation, the nature of the Company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes our Memorandum and Articles or the BVI Act. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the Company and mortgaging the property of the Company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the Company; and

●	managing, directing or supervising the business and affairs of the Company.

Terms of Directors and Executive Officers

All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

Our board of directors make all determinations regarding executive officer compensation from the time the Company first enters into employment agreements with executive officers up until the establishment of the compensation committee (considered further below).

Committees of the Board of Directors

We have established three committees under the board of directors: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Even though we are exempted from corporate governance standards because we are a foreign private issuer, we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Sum (Philip) Cheng, Lai Sum (Christina) Liu and Cheuk Ho Chan. Sum (Philip) Cheng is the chairman of our audit committee. We have determined that Sum (Philip) Cheng, Lai Sum (Christina) Liu and Cheuk Ho Chan satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Sum (Philip) Cheng qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the NASDAQ Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Sum (Philip) Cheng, Lai Sum (Christina) Liu and Cheuk Ho Chan. Lai Sum (Christina) Liu is the chairman of our compensation committee. We have determined that Sum (Philip) Cheng, Lai Sum (Christina) Liu and Cheuk Ho Chan satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Sum (Philip) Cheng, Lai Sum (Christina) Liu and Cheuk Ho Chan. Cheuk Ho Chan is the chairperson of our nominating and corporate governance committee. We have determined that Sum (Philip) Cheng, Lai Sum (Christina) Liu and Cheuk Ho Chan satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Corporate Governance

The business and affairs of the Company are managed under the direction of our board of directors. We have conducted board meetings regularly since inception. Each of our directors has attended all meetings either in person, or via telephone conference, or the directors have passed resolutions through written consent. In addition to the contact information in this annual report, the board has adopted procedures for communication with the officers and directors as the date hereof. Each shareholder will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual shareholders’ meetings. All communications from shareholders are relayed to the members of our board of directors.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to all of our directors, officers, and employees. We have made our code of business conduct and ethics publicly available on our website.

Compensation Recovery Policy

We have adopted a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules, and applicable listing standards.

Agreements with Named Executive Officers

We have entered into employment agreements with our chief executive officer and chief financial officer. Each of our executive officers is employed unless terminated by either the executive officer or by us. Each employment agreement provides that we may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Pursuant to the terms of the employment agreements, each executive officer has agreed to hold, both during and after the date employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for one year following termination of the employment.

2022 Equity Incentive Plan

We intend to adopt a 2022 Stock Option Plan (the “Plan”). The Plan is a stock-based compensation plan that provides for discretionary grants of stock options to key employees, directors and consultants of the Company. The purpose of the Plan is to recognize contributions made to our Company and its Operating Subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. No grants have been made under the plan as of the date hereof. The following is a summary of the Plan and is qualified by the full text of the Plan.

Administration. The Plan will be administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the Plan as the “Committee”).

Number of Ordinary Shares. The number of Ordinary Shares that may be issued under the Plan is the maximum aggregate number of Ordinary Shares reserved and available pursuant to this Plan shall be the aggregate of [*]. If there is a forfeiture or termination without the delivery of Ordinary Shares or of other consideration of any option made under the Plan, the Ordinary Shares underlying such option, or the number of Ordinary Shares otherwise counted against the aggregate number of Ordinary Shares available under the Plan with respect to the option, to the extent of any such forfeiture or termination, shall again be, or shall become, available for granting options under the Plan. The number of Ordinary Shares issuable under the Plan is subject to adjustment, in the event in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. Except as the board of directors or the Committee determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Option. In the event of a spin-off transaction, the board of director or the Committee may in its discretion make such adjustments and take such other action as it deems appropriate with respect to outstanding Options under the Plan.

Eligibility. All persons as the board of directors or the Committee may select from among the employees, directors, and consultants of the Company. To the extent a grantee is a consultant, such recipient must be a natural person who has provided bona fide services to our Company, not in connection with the offer or sale of securities in capital-raising transactions or in connection with promotion or maintenance of a market for our securities.

Stock Options. The board of directors or Committee shall determine the provisions, terms, and conditions of each option including, but not limited to, the option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, shares, cashless settlement, or other consideration) upon settlement of the option, payment contingencies and the exercise price; each option will last for the term stated in the option agreement, provided, however that in the case of an option that is to qualify as an Incentive Share Option as such term is defined in Section 422 of the Code, the term shall not exceed ten (10) years. It is intended that stock options qualify as “performance-based compensation” under Section 162(m) of the Code and thus be fully deductible by us for federal income tax purposes, to the extent permitted by law.

Payment for Stock Options and Withholding Taxes. The board of directors or Committee may make one or more of the following methods available for payment of an option, including the exercise price of a stock option, and for payment of the minimum required tax obligation associated with an award: (i) cash; (ii) check; (iii) with respect to options, payment through a broker-dealer sale and remittance procedure pursuant to which the optionee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Ordinary Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Ordinary Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Ordinary Shares directly to such brokerage firm in order to complete the sale transaction; (iv) cashless election; or (v) any combination of the foregoing methods of payment.

No Ordinary Shares shall be delivered under the Plan to any optionee or other person until such optionee or other person has made arrangements acceptable to the board of directors or Committee for the satisfaction of any national, provincial or local income and employment tax withholding obligations. Upon exercise of an option the Company shall have the right, but not the obligation (except as required by applicable law), to withhold or collect from optionee an amount sufficient to satisfy such tax obligations. The optionee will be solely responsible for his/her own tax obligations.

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. The board of directors may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company’s shareholders to the extent such approval is required by applicable laws, or if such amendment would adversely affect the right of any participant under any agreement in any material way without the written consent of the participant. No option may be granted during any suspension of the Plan or after termination of the Plan. No suspension or termination of the Plan shall adversely affect any rights under options already granted to an optionee. The Plan shall become effective on the date of the Company’s contemplated initial public offering is effective. It shall continue in effect for a term of ten (10) years unless sooner terminated or unless renewed for another period not to exceed ten (10) years pursuant to shareholder approval.

Notwithstanding the foregoing, neither the Plan nor any outstanding option agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or cancelling a stock option in exchange for cash, other stock options with a lower exercise price or other stock awards. (This prohibition on repricing without shareholder approval does not apply in case of an equitable adjustment to the awards to reflect changes in the capital structure of the company or similar events.)

No option may be granted under the Plan on or after the 10th anniversary of the effective date of the Plan.

As of the date of this annual report, we have not adopted the Plan or any equity incentive plans and have not issued any stock-based compensation.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5.0% of our Ordinary Shares

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 13,251,667 Ordinary Shares outstanding as of April 24,2024.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them.

	Principal Shareholders
	Ordinary Shares Beneficially Owned			Percentage of Voting Power
	Number		Percent	Percent
Directors and Executive Officers:
Tai Wai (Stephen) Lam	5,567,457		42.01%	42.01%
Chi Weng Tam	3,479,435		26.26%	26.26%
Sui Yee Yeung	—		—	—
Sum (Philip) Cheng	—		—	—
Lai Sum (Christina) Liu	—		—	—
Cheuk Ho Chan	—		—	—

All directors and executive officers as a group	9,046,892		68.27%	68.27%

5% Principal Shareholders:
Gaderway Investments Limited	9,046,892	(1)	68.27%	68.27%

(1)	These shares are held by Gaderway Investments Limited, a British Virgin Islands company, approximately 61.54% of which is held by Mr. Tai Wai (Stephen) Lam and approximately 38.46% by Mr. Chi Weng Tam, each of whom is a director of Gaderway Investments Limited. They collectively hold the voting powers (and dispositive powers) over the Ordinary Shares held by Gaderway Investments Limited. The registered address of Gaderway Investments Limited is: Vistra Corporate Services Centre, Wickham Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Related Parties

a. Due from related parties

(a)	Tai Wai (Stephen) Lam, a director and a shareholder of the Company.
(b)	Chi Weng Tam, a director, an executive officer and a shareholder of the Company.
(c)	PrimeTime Global Technologies Limited, controlled by DTXS FinTech Holdings Limited.
(d)	PrimeTime Global Markets Limited, controlled by DTXS PrimeTime Holdings Limited.
(e)	DTXS Fintech Holdings Limited, controlled by Metallic Icon Limited.
(f)	Metallic Icon Limited, controlled by Gaderway Investments Limited.
(g)	DTXS PrimeTime Holdings Limited, controlled by Metallic Icon Limited.
(h)	Gaderway Investments Limited, the shareholder of the Company.
(i)	Digital Mind Holdings Limited, controlled by Metallic Icon Limited.

As of December 31, 2021, 2022 and 2023, the balances of amounts due from related parties were as follows:

		2021	2022	2023	2023
		HK$	HK$	HK$	US$
Tai Wai (Stephen) Lam (a)	(1)	5,794,360	-	-	-
Chi Weng Tam (b)	(1)	3,338,543	-	-	-
PrimeTime Global Technologies Limited (c)	(2)	160,825	-	-	-
PrimeTime Global Markets Limited (d)	(3)	462,111	-	-	-
DTXS Fintech Holdings Limited (e)	(4)	14,319,362	-	-	-
Metallic Icon Limited (f)	(5)	58,172	-	-	-
DTXS PrimeTime Holdings Limited (g)	(6)	35,970	-	-	-
Gaderway Investments Limited (h)	(7)	62,300	-	-	-
Digital Mind Holdings Limited (i)	(8)	-	-	-	-
		24,231,643	-	-	-

(1)

The balance represented the advances to the directors. These amounts were unsecured, interest-free and repayable on demand. The outstanding balances have been assigned to Digital Mind Holdings Limited on June 29, 2022. The amounts due from related parties were presented as a reduction of the shareholder’s equity as of December 31, 2021 pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G.

(2)	The balance represented fund transfer which were unsecured, interest-free and repayable on demand. The outstanding balances have been assigned to Digital Mind Holdings Limited on June 29, 2022. The amounts due from related parties were presented as a reduction of the shareholder’s equity as of December 31, 2021 pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G.
(3)	The balance represented fund transfer which were unsecured, interest-free and repayable on demand. The outstanding balances have been assigned to Digital Mind Holdings Limited on June 29, 2022. The amounts due from related parties were presented as a reduction of the shareholder’s equity as of December 31, 2021 pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G.

(4)	The balance represented the expenses paid on behalf of DTXS Fintech Holdings Limited. These amounts were unsecured, interest-free and repayable on demand. The outstanding balances have been assigned to Digital Mind Holdings Limited on June 29, 2022. The amounts due from related parties were presented as a reduction of the shareholder’s equity as of December 31, 2021 pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G.
(5)	The balance represented the expenses paid on behalf of Metallic Icon Limited and fund transfer. These amounts were unsecured, interest-free and repayable on demand. The outstanding balances have been assigned to Digital Mind Holdings Limited on June 29, 2022. The amounts due from related parties were presented as a reduction of the shareholder’s equity as of December 31, 2021 pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G.
(6)	The balance represented the expenses paid on behalf of DTXS PrimeTime Holdings Limited. These amounts were unsecured, interest-free and repayable on demand. The outstanding balances have been assigned to Digital Mind Holdings Limited on June 29, 2022. The amounts due from related parties were presented as a reduction of the shareholder’s equity as of December 31, 2021 pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G.
(7)	The balance represented the expenses paid on behalf of Gaderway Investments Limited. These amounts were unsecured, interest-free and repayable on demand. The outstanding balances have been assigned to Digital Mind Holdings Limited on June 29, 2022. The amounts due from related parties were presented as a reduction of the shareholder’s equity as of December 31, 2021 pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G.
(8)	On June 29, 2022, m-FINANCE entered into a sale debt assignment agreement with Digital Mind Holdings Limited, the then shareholder of m-FINANCE, in which m-FINANCE consented to the assignment of amounts owed from the related parties, including Tai Wai (Stephen) Lam, Chi Weng Tam, PrimeTime Global Technologies Limited, PrimeTime Global Markets Limited, DTXS Fintech Holdings Limited, Metallic Icon Limited, DTXS PrimeTime Holdings Limited and Gaderway Investments Limited in the total amount of HK$22,615,322 (equivalent to US$2,898,843) to Digital Mind Holdings Limited. The amounts due from related parties were presented as a reduction of the shareholder’s equity pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G. The amounts due from related parties were presented as a reduction of the shareholder’s equity have been fully settled by (i) netting off the dividend payable in the amounts of HK$10,114,311 (equivalent to US$1,296,457) declared on August 15, 2022 and the remaining balance was settled in cash in August 2022.

b. Accounts receivable – a related party

As of December 31, 2022 and 2023, the balances of accounts receivable from a related party were as follows:

		2022	2023	2023
		HK$	HK$	US$
PrimeTime Global Technologies Limited	(1)	242,379	410,899	52,606

(1)	PrimeTime Global Technologies Limited, indirectly controlled by Gaderway Investments Limited, the shareholder of the Company. The balance represented the accounts receivable from PrimeTime Global Technologies Limited for the subscription income and commission income. The balances as of December 31, 2022 and 2023 have been settled on May 10, 2023 and February 22, 2024, respectively. For details, please refer to “e. Related Party Transactions” below.

c. Due to a related party

As of December 31, 2022 and 2023, the balances of amounts due to a related party were as follows:

		2022	2023	2023
		HK$	HK$	US$
Gaderway Investments Limited	(1)	306,110	306,110	39,190

(1)	Gaderway Investments Limited, the shareholder of the Company. The balance represented the amount advance to the Company. These amounts were unsecured, interest-free and repayable on demand.

d. Accrued expenses – a related party

As of December 31, 2022 and 2023, the balances of accrued expenses to a related party were as follows:

		2022	2023	2023
		HK$	HK$	US$
PrimeTime Global Markets Limited	(1)	290,160	-	-

(1)	PrimeTime Global Markets Limited, indirectly controlled by Gaderway Investments Limited, the shareholder of the Company. The balance represented the accrued expenses to PrimeTime Global Markets Limited for the subscription fee. For details, please refer to “e. Related Party Transactions” below.

e. Related Party Transactions

The following is a list of related parties which the Company has transactions with:

(a)	PrimeTime Global Technologies Limited, indirectly controlled by Gaderway Investments Limited, the shareholder of the Company.
(b)	PrimeTime Global Markets Limited, indirectly controlled by Gaderway Investments Limited, the shareholder of the Company.

For the years ended December 31, 2021, 2022 and 2023, the related party transactions were as follows:

		2021	2022	2023	2023
	Note	HK$	HK$	HK$	US$
Outsourcing fee paid to PrimeTime Global Technologies Limited (a)	1	875,358	113,410	-	-
Outsourcing fee paid to PrimeTime Global Markets Limited (b)	1	87,178	191,795	-	-
Subscription fee paid to PrimeTime Global Markets Limited (b)	2	320,566	290,160	-	-
Subscription fee received from PrimeTime Global Technologies Limited (a)	3	190,098	180,015	46,080	5,899
Sales commission received from PrimeTime Global Technologies Limited (a)	4	284,646	235,194	364,819	46,706

During the years ended December 31, 2022 and 2023, the Company declared dividends to its shareholders. For details, please refer to Note 13. Shareholders’ Equity in the consolidated financial statements.

Notes:

1.	The Company outsourced some works to the related parties, PrimeTime Global Markets Limited and PrimeTime Global Technologies Limited for handling software implementation work and supporting services including quality assurance, technical support and maintenance services for the Company and the related parties charged an outsourcing fee for providing such services. Since the Company wants to focus on its human resources for the developing new functions and upgrading existing functions, it outsources some of its ancillary works to related parties and independent third parties. The outsourcing fee was recorded as outsourcing fee in the cost of revenue.
2.	PrimeTime Global Markets Limited charged the Company for a subscription fee when the Company used PrimeTime Global Markets Limited’s white label services. While PrimeTime Global Markets Limited provided white label hosting support services, the related party transaction is conducive to the stability of the operation of the Company’s white label services. The subscription fee was recorded as expense to net off against the sundry income as other income incurred over the same period.
3.	The Company charged PrimeTime Global Technologies Limited for a subscription fee when it used the subscription services of the Company. The subscription income was recorded as revenue.
4.	The Company charged PrimeTime Global Technologies Limited for sales commission from business referred by the Company. The Company will charge a commission fee at an agreed percentage from the sales amount referred by the Company to PrimeTime Global Technologies Limited. The sales commission was recorded as commission income in the other income.

f.	Personal guarantees from related parties for bank loans

Tai Wai (Stephen) Lam and Chi Weng Tam, the directors and shareholders of the Company, have jointly or severally provided personal guarantees for several bank loans of the Company.

Policies and Procedures for Related Party Transactions

Our board of directors has established an audit committee that is tasked with reviewing and approving all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Dividend Policy

See “Item 3. Key Information—Dividend Distributions, Cash Transfer, and Tax Consequences.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares have been listed on the Nasdaq Capital Market since April 22, 2024 under the symbol “MFI.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since April 22, 2024 under the symbol “MFI.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association, Exhibit 3.1, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-274158), as amended, initially filed with the SEC on August 22, 2023.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations.”

E. Taxation

The following summary of material British Virgin Islands, Hong Kong, and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local, and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of:

● Hunter Taubman Fischer & Li LLC, our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law;

● Bird & Bird, our Hong Kong counsel, insofar as it relates to legal conclusions with respect to matters of Hong Kong tax law; and

● Ogier, our British Virgin Islands counsel, insofar as it relates to legal conclusions with respect to matters of British Virgin Islands tax law.

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following discussion is a brief summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that has acquired our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This brief discussion is based upon existing U.S. federal tax law as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Ordinary Shares. The following brief summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a market-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	holders who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	investors that will hold our Ordinary Shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

●	persons holding their Ordinary Shares in connection with a trade or business outside the United States;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	investors required to accelerate the recognition of any item of gross income with respect to their Ordinary Shares as a result of such income being recognized on an applicable financial statement;

●	investors that have a functional currency other than the U.S. dollar;

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders (defined below) that have purchased our Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in our IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in our IPO) on any particular quarterly testing date for purposes of the asset test.

Based on our operations, and the composition of our income and assets (taking into account the current income generated from our investment products purchased from banks), we believe we are not a PFIC for the current taxable year, and we do not believe for the foreseeable future under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable year. With the cash we raised in our IPO, together with any other assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash raised in our IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash raised in our IPO) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed below “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including NASDAQ. If the Ordinary Shares continue to be regularly traded on NASDAQ and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions if made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is an income tax treaty between the United States and the British Virgin Islands, clause (1) above is satisfied. Further, under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report. We did not issue or declare any dividends for the current year.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distributions made in the future will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

Hong Kong Profits Taxation

The Operating Subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong, except for one of the Operating Subsidiaries which is the qualifying group entity under the two-tiered profits tax regime from the year of assessment 2018/2019 onwards. For this subsidiary, the first HK$2,000,000 assessable profits are taxed at the rate of 8.25% and the remaining assessable profits are taxed at 16.5%.

The Inland Revenue (Amendment) (No. 7) Ordinance 2018 enacted on 2 November 2018 provides enhanced tax deduction for expenditures on qualifying research & development (R&D) activities. The amended section 16B allows taxpayers a generous 300% deduction for “Type B expenditure” on the first HK$2 million spent on a qualifying R&D activity and a 200% deduction on expenditure after the first HK$2 million, with no cap on the deductible amount – subject to certain conditions.

Under Hong Kong tax laws, the Operating Subsidiaries are exempted from Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from the Operating Subsidiaries to us are not subject to any withholding tax in Hong Kong. See “Item 3. Key Information—Dividend Distributions, Cash Transfer, and Tax Consequences” for further details on our dividend policy.

British Virgin Islands Taxation

The government of the British Virgin Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders who are not tax resident in the British Virgin Islands.

The Company and all distributions, interest and other amounts paid by the Company to persons who are not tax resident in the British Virgin Islands will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the Ordinary Shares in the Company owned by them and dividends received on such Ordinary Shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the Company.

Except to the extent that we have any interest in real property in the British Virgin Islands, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the Company or its shareholders.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between Hong Kong and the British Virgin Islands.

British Virgin Islands Economic Substance Legislation

The British Virgin Islands, together with several other non-European Union jurisdictions, introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “ES Act”) came into force in the British Virgin Islands introducing certain economic substance requirements for in-scope British Virgin Islands entities which are engaged in certain “relevant activities”, which in the case of companies incorporated before January 1, 2019, will apply in respect of financial years commencing June 30, 2019 onwards.

Based on the ES Act currently, the Company may remain out of scope of the legislation or else be subject to more limited substance requirements. Although it is presently anticipated that the ES Act will have little material impact on the Company or its Operating Subsidiaries’ operations, as the legislation is relatively new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

See “Item 3. Key Information — Our Corporate Structure.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk of Financial Instrument

We are subject to financial market risks, including changes in foreign currency exchange rate risk with respect to our investment at fair value consisting of short-term foreign exchange investment made by the Company which is denominated in the US$. The fluctuation in US$ may result in increase or decrease in the value of our investment at fair value. We consider the foreign exchange risk in relation to transactions denominated in US$ with respect to HK$ is not significant as HK$ is pegged to US$.

The trades of foreign currencies conducted by the Company are denominated in the US$ and are paired with currencies with strong liquidity traded in highly transparent markets, including such currencies as the EURO, USD, GBP, CHF, AUD, CAD and NZD, etc. Fluctuation in exchange rates, changes in monetary and/or fiscal policy or inflation in the countries in which the Company paired its trades of foreign currencies could have a material adverse effect on its results of operations. The clear position limits and floating profit/loss limits are set to manage the market risks of its foreign exchange positions.

Currency Risk

The Company’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash with financial institutions located in Hong Kong. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the management.

For the years ended December 31, 2021, 2022 and 2023, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

For the year ended December 31, 2021, one customer accounted for 10.5% of the Company’s total revenue. For the year ended December 31, 2022, one customer accounted for approximately 18.0% of the Company’s total revenue. For the year ended December 31, 2023, no customer accounted for over 10% of the Company’s total revenue.

Two customers’ accounts receivable accounted for 27.2% and 21.4% of the total accounts receivable as of December 31, 2022, respectively. Two customers’ accounts receivable accounted for 13.9% and 10.1% of the total accounts receivable as of December 31, 2023, respectively.

For the years ended December 31, 2021, 2022 and 2023, no vendor accounted for over 10% of the Company’s total purchase.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-274158) for our initial public offering, which was declared effective by the SEC on March 29, 2024. In April 2024, we completed our initial public offering in which we issued and sold an aggregate of 1,666,667 Ordinary Shares at a price of $4.50 per share for $7.50 million. Joseph Stone Capital, LLC was the underwriter of our initial public offering.

We incurred approximately $1.8 million in expenses in connection with our initial public offering, which included approximately $0.5 million in underwriting discounts and commissions, approximately $0.07 million in expenses paid to or for the underwriter’s non-accountable expenses, approximately $0.2 million in other expenses and approximately $0.1 million paid for underwriter’s legal counsel service fee. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the initial public offering were approximately $5.7 million, after deducting underwriting discounts and the offering expenses payable by us.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of December 31, 2023, our disclosure controls and procedures were not effective. Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2023 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. However, in connection with the audits of our consolidated financial statements as of December 31, 2023 and 2022, we and our independent registered public accounting firms identified certain material weaknesses in our internal control over financial reporting PCAOB of the United States. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2023, we identified the material weaknesses related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned; and (3) inadequate segregation of duties for certain key functions due to limited staff and resources.

Our management has implemented and is currently taking the steps necessary to remediate the ineffectiveness, such as (i) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; ii) established three committees under the board of directors: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee (see “Item 6- DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES for details”; iii) actively recruiting more qualified staff to fill up the key roles in the operations; and iv) setting up a financial and system control framework with formal documentation of polices and controls in place. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Sum (Philip) Cheng qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Sum (Philip) Cheng satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Marcum Asia CPAs LLP, our independent registered public accounting firm, since September 1, 2022, and Friedman LLP, our independent registered public accounting firm before September 1, 2022, for the periods indicated.

	For the Years Ended December 31,
	2023	2022	2021
Audit fees (1)	$240,000	$240,000	$400,000
Total	$240,000	$240,000	$400,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2023.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our registration statement on Form F-1(File No. 333-274158), as amended, initially filed with the SEC on August 22, 2023. There have been no disagreements of the type required to be disclosed by Item 16F(b).

Item 16G. CORPORATE GOVERNANCE

As a British Virgin Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The British Virgin Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the British Virgin Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares and the Trading Market — As a foreign private issuer, we are permitted to rely on exemptions from certain NASDAQ Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our Ordinary Shares.”

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, the form of which is attached as Exhibit 97.1 to this annual report.

Item 16K. CYBERSECURITY

Pursuant to the applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ended December 31, 2024.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company and the Operating Subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission September 26, 2023)
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission on August 22, 2023)
2.2*	Description of Securities
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission on August 22, 2023)
4.2	Form of Employment Agreement between the Registrant and its executive Directors (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission on August 22, 2023)
4.3	2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission on August 22, 2023)
4.4	Instruments of Transfer among Gaderway and the Investors and between Lo Wing Sang and Miu Man Cheung (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission on February 22, 2024)
4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission on October 16, 2023)
8.1	Subsidiaries (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission on August 22, 2023)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission on August 22, 2023)
11.2*	Insider Trading Policy of the Registrant
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy of the Registrant
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

mF International Limited

	By:	/s/ Chi Weng Tam
Chi Weng Tam
Chief Executive Officer and Executive Director
(Principal Executive Officer)

Date: May 15, 2024

mF INTERNATIONAL LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

mF International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of mF International Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also audited adjustments to the 2021 financial statements to retroactively effect the share splits as described in Note 13. In our opinion, such adjustments are appropriate and have been properly applied. Other than the adjustments, we were not engaged to audit, review, or apply any procedures to the Company’s 2021 financial statements and, accordingly, we do not express an opinion or any other form of assurance on the 2021 financial statements as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York

May 15, 2024

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

mF International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows of mF International Limited and Subsidiaries (collectively, the “Company”) for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retroactively apply the effects of the share split described in Note 13, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Marcum Asia CPAs LLP.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Friedman LLP

We served as the Company’s auditor from May 2022 through December 2022.

New York, New York

December 29, 2022

mF International Limited and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2022 and 2023

	As of December 31,
	2022	2023	2023
	HK$	HK$	US$
Assets
Current assets
Cash	12,063,731	6,810,418	871,912
Accounts receivable, net	1,133,370	2,579,475	330,240
Prepaid expenses and other current assets	346,064	371,143	47,516
Investment at fair value	1,979,268	343,862	44,023
Total current assets	15,522,433	10,104,898	1,293,691
Non-current assets
Property and equipment, net	123,305	36,511	4,674
Intangible assets, net	13,564,772	15,336,589	1,963,486
Operating lease right-of-use assets	1,730,717	2,957,515	378,639
Long term deposit	479,076	431,972	55,304
Deferred initial public offering (“IPO”) costs	3,119,900	4,984,334	638,125
Total assets	34,540,203	33,851,819	4,333,919

Liabilities and Shareholders’ Equity
Current liabilities
Accrued expenses and other current liabilities	1,844,246	1,782,265	228,177
Amounts due to a related party	306,110	306,110	39,190
Current portion of bank borrowings	3,701,162	3,863,852	494,674
Contract liabilities	4,199,173	4,619,690	591,441
Current portion of operating lease liabilities	1,624,066	1,392,826	178,318
Tax payable	229,355	217,478	27,843
Total current liabilities	11,904,112	12,182,221	1,559,643
Non-current liabilities
Bank borrowings, non-current	9,919,236	6,062,904	776,211
Operating lease liabilities, non-current	138,289	1,570,307	201,040
Deferred tax liabilities	2,152,668	2,292,955	293,558
Total liabilities	24,114,305	22,108,387	2,830,452
COMMITMENTS AND CONTINGENCIES (Note 14)
Shareholders’ equity
Ordinary shares, authorized to issue an unlimited number of Ordinary Shares of no par value, 11,585,000 shares issued and outstanding as of December 31, 2022 and 2023*	3,900	3,900	500
Additional paid-in capital	2,042,379	2,042,379	261,478
Retained earnings	8,478,877	9,778,545	1,251,910
Accumulated other comprehensive loss	(99,258)	(81,392)	(10,421)
Total shareholders’ equity	10,425,898	11,743,432	1,503,467

Total liabilities and shareholders’ equity	34,540,203	33,851,819	4,333,919

*	Giving retroactive effect to the 1 for 231.7 share split effected on August 11, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

mF International Limited and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

For the Years Ended December 31, 2021, 2022 and 2023

	For the years ended December 31,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Revenue	32,212,970	34,931,827	31,961,177	4,091,869
Cost of revenue	16,260,407	16,512,702	13,995,670	1,791,813
Gross profit	15,952,563	18,419,125	17,965,507	2,300,056

Operating expenses
Selling and marketing expenses	220,681	161,791	160,976	20,609
Research and development expenses	29,478	80,012	11,373	1,456
General and administrative expenses	5,167,704	10,634,851	11,110,942	1,422,492
Total operating expenses	5,417,863	10,876,654	11,283,291	1,444,557
Income from operations	10,534,700	7,542,471	6,682,216	855,499

Other income (expense)
Other income, net	1,402,874	1,265,200	457,941	58,628
Realized loss on disposal of financial assets at fair value	(16,120)	-	(7,874)	(1,008)
Change in fair value on financial assets at fair value	(660,325)	(1,157,650)	(2,091)	(268)
Interest expenses, net	(479,904)	(443,577)	(353,002)	(45,194)
Total other (expense) income, net	246,525	(336,027)	94,974	12,158

Income before income taxes	10,781,225	7,206,444	6,777,190	867,657
Income tax expenses	(431,630)	(387,845)	(148,309)	(18,987)
Net income	10,349,595	6,818,599	6,628,881	848,670

Other comprehensive (loss) income
Foreign currency translation adjustment	(14,168)	7,496	17,866	2,287
Comprehensive income	10,335,427	6,826,095	6,646,747	850,957

Weighted average shares outstanding – basic and diluted*	11,585,000	11,585,000	11,585,000	11,585,000

Earnings per share – basic and diluted*	0.893	0.589	0.572	0.073

*	Giving retroactive effect to the 1 for 231.7 share split effected on August 11, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

mF International Limited and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2021, 2022 and 2023

	Ordinary Shares
	Shares *	Amount	Additional Paid-in Capital	Amounts due from related parties	Retained Earnings	Accumulated Other Comprehensive Loss	Total
		HK$	HK$	HK$	HK$	HK$	HK$
Balance as of December 31, 2020	11,585,000	3,900	2,042,379	(11,228,619)	19,424,994	(92,586)	10,150,068

Net income	-	-	-	-	10,349,595	-	10,349,595

Advance to related parties	-	-	-	(13,003,024)	-	-	(13,003,024)

Foreign currency translation adjustments	-	-	-	-	-	(14,168)	(14,168)

Balance as of December 31, 2021	11,585,000	3,900	2,042,379	(24,231,643)	29,774,589	(106,754)	7,482,471

Net income	-	-	-	-	6,818,599	-	6,818,599

Repayment from related parties	-	-	-	6,117,332	-	-	6,117,332

Dividend declared	-	-	-	18,114,311	(28,114,311)	-	(10,000,000)

Foreign currency translation adjustments	-	-	-	-	-	7,496	7,496

Balance as of December 31, 2022	11,585,000	3,900	2,042,379	-	8,478,877	(99,258)	10,425,898

Net income	-	-	-	-	6,628,881	-	6,628,881

Dividend declared	-	-	-	-	(5,329,213)	-	(5,329,213)

Foreign currency translation adjustments	-	-	-	-	-	17,866	17,866

Balance as of December 31, 2023	11,585,000	3,900	2,042,379	-	9,778,545	(81,392)	11,743,432
		US$	US$	US$	US$	US$	US$
Balance as of December 31, 2023	11,585,000	500	261,478	-	1,251,910	(10,421)	1,503,467

*	Giving retroactive effect to the 1 for 231.7 share split effected on August 11, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

mF International Limited and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2021, 2022 and 2023

		For the years ended December 31,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Cash flows from operating activities:
Net income	10,349,595	6,818,599	6,628,881	848,670
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	253,063	222,173	134,951	17,277
Amortization of intangible assets	5,996,618	6,160,391	5,514,165	705,958
Amortization of right-of-use assets and interest of lease liabilities	1,700,859	1,695,259	1,633,106	209,080
Realized loss on disposal of financial assets at fair value	16,120	-	7,874	1,008
Change in fair value on financial assets at fair value	660,325	1,157,650	2,091	268
Allowance for credit losses	-	497,099	998,020	127,773
Deferred tax expense	431,630	158,490	154,186	19,739

Changes in operating assets and liabilities:
Accounts receivable	(436,514)	(949,239)	(2,444,125)	(312,912)
Prepaid expenses and other current assets	(72,146)	520,618	(38,978)	(4,990)
Long term deposit	(479,076)	-	47,104	6,031
Accrued expenses and other current liabilities	666,788	(75,232)	(61,981)	(7,935)
Contract liabilities	(4,679,419)	(1,275,002)	420,517	53,837
Tax payable	(8,090)	229,355	(11,877)	(1,521)
Operating lease liabilities	(1,665,000)	(1,663,674)	(1,659,126)	(212,412)
Net cash provided by operating activities	12,734,753	13,496,487	11,324,808	1,449,871

Cash flows from investing activities:
Purchase of property and equipment	(267,010)	(41,721)	(48,157)	(6,165)
Costs to obtain and develop software	(6,959,773)	(5,993,675)	(7,270,898)	(930,866)
Purchase of intangible asset	(40,000)	(1,999)	-	-
Purchase of investment at fair value	(5,950,000)	(156,000)	-	-
Disposals of investment at fair value	1,870,086	4,068,302	1,633,315	209,107
Net cash used in investing activities	(11,346,697)	(2,125,093)	(5,685,740)	(727,924)

Cash flows from financing activities:
Advance from or repayment to related parties	(13,003,024)	6,117,332	-	-
Repayment to a related party	-	(3,900)	-	-
Dividend paid	-	(10,000,000)	(5,329,213)	(682,279)
Deferred IPO costs	-	(3,119,900)	(1,864,434)	(238,696)
Proceeds from bank borrowings	3,847,150	-	-	-
Repayment of bank borrowings	(1,485,212)	(2,396,598)	(3,693,642)	(472,883)
Net cash used in financing activities	(10,641,086)	(9,403,066)	(10,887,289)	(1,393,858)

Effect of exchange rate changes on cash	545	13,820	(5,092)	(651)

Net (decrease) increase in cash	(9,252,485)	1,982,148	(5,253,313)	(672,562)

Cash, beginning of year	19,334,068	10,081,583	12,063,731	1,544,474

Cash, end of year	10,081,583	12,063,731	6,810,418	871,912

Supplemental disclosure information:
Cash paid for income tax	9,905	-	-	-
Cash paid for interest	480,403	451,403	483,623	61,916
Supplemental non-cash in investing and financing activities:
Operating lease right-of-use assets, obtained in exchange for operating lease obligations	-	3,194,319	2,824,383	361,595
Dividend payable which was settled by netting off against the outstanding amounts due from related parties	-	18,114,311	-	-

The accompanying notes are an integral part of these consolidated financial statements.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

1. Organization and Business Description

Organization and Nature of Operations

mF International Limited (the “Company” or “mF International”) is a limited liability company established under the laws of the British Virgin Islands on June 15, 2022. It is a holding company with no business operation. The Company conducts its business mainly through its three subsidiaries in Hong Kong (collectively, the “Group”). The Group is principally engaged in research and development and sales of financial trading solutions via internet or platform as software as a service.

As of December 31, 2023, the Company has direct or indirect interests in the following subsidiaries:

Name	Place and date of incorporation	Ownership	Principal activity
m-FINANCE Limited (“m-FINANCE”)	Hong Kong February 11, 2002	100% owned by the Company	Engages in development and provision of financial trading solutions.
m-FINANCE Trading Technologies Limited (“mFTT”)	Hong Kong March 21, 2013	100% owned by m-FINANCE	Engages in business of liquidity providers related services and other financial value-added services.
Omegatraders Systems Limited (“OTX “)	Hong Kong December 10, 2009	100% owned by m-FINANCE	Engages in the business of algorithm trading research & development and investment.
m-FINANCE Software (Shenzhen) Limited (“SZ WFOE”)	China March 27, 2014	100% owned by m-FINANCE	Dormant and the deregistration was completed on March 21, 2023.

Reorganization

A reorganization of the legal structure of the Company (the “Reorganization”) was completed on August 22, 2022. Prior to the Reorganization, the Company’s main Hong Kong subsidiary, m-FINANCE, with its three subsidiaries mFTT, OTX and SZ WFOE, was ultimately controlled by Gaderway Investments Limited.

As part of the Reorganization, mF International was incorporated under the laws of the British Virgin Islands on June 15, 2022, and being interspersed between Gaderway Investments Limited and m-FINANCE. Consequently, mF International became the holding company of m-FINANCE, with its three subsidiaries on August 22, 2022. The Company and its subsidiaries resulting from Reorganization has always been under the common control of the same controlling shareholder, Gaderway Investments Limited, before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, allowance for credit losses and impairment assessment for the internally developed software. Actual results could differ from those estimates.

Foreign Currency Translation

The Company uses Hong Kong Dollar (“HK$”) as its reporting currency. The functional currency of the Company in British Virgin Islands is United States Dollar (“US$”). For the Company’s subsidiaries in Hong Kong, the functional currency is HK$. For the Company’s subsidiary in the PRC, the functional currency is RMB. The functional currencies are the respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the Hong Kong has been translated into HK$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the period. Gains or losses resulting from foreign currency transactions are included in the accompanying consolidated statement of consolidated statements of income and comprehensive income.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Convenience Translation

Translations of amounts in the consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8109, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Investment at fair value

Investment at fair value represents the amount of short-term foreign exchange investment made by the Company involving buying the currency of one country while selling that of another with the intention to optimize a trading algorithm based on live market interactions. The management of the Company intended to retain such funds to continue making short-term foreign exchange investment in such investment accounts in the near future. Such balance is classified as current asset and measured in fair value under ASC 820. Any gain or loss arising from the transactions would be recognized in profit or loss.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

ASC 820 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets and liabilities.

Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash, accounts receivable, amounts due from related parties, operating lease, prepaid expenses and other current assets, contract liabilities, income taxes payable, amounts due to a related party, accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2022 and 2023 owing to their short-term nature or present value of the assets and liabilities.

The Company values its short-term investments which mainly consist of foreign exchange investment with certain brokerage companies to trade with foreign currencies, based on the quoted market value and the Company classifies the valuation techniques that use these inputs as Level 1, because the prices of the foreign currencies are quoted in the active market.

The following table sets forth the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as shown in the following table.

		As of December 31, 2022
	Level 1	Level 2	Level 3	Balance at fair value
Assets	HK$	HK$	HK$	HK$
Investment at fair value - Foreign exchange investment	1,979,268	-	-	1,979,268

		As of December 31, 2023
	Level 1	Level 2	Level 3	Balance at fair value
Assets	HK$	HK$	HK$	HK$
Investment at fair value - Foreign exchange investment	343,862	-	-	343,862
	US$	US$	US$	US$
Investment at fair value - Foreign exchange investment	44,023	-	-	44,023

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Cash

Cash include cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation with original maturities of less than three months. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected up to HK$500,000 per account holder in each bank which is a member of the Hong Kong Deposit Protection Scheme.

Accounts Receivable

On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 requires the application of a credit loss model based prospectively on current expected credit losses (CECL), and replaces the previous model based retrospectively on past incurred losses. The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost, with no material cumulative-effect adjustment to shareholders’ equity recognized as of January 1, 2023.

The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses. The Company estimated its reserve for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. During the year ended December 31, 2023, the Company recorded HK$998,020 adjustments for credit losses on the consolidated financial statement related to accounts receivable. As of December 31, 2023, the reserve for credit losses was HK$1,495,119 (US$191,415).   A receivable balance is written off when deemed uncollectable, which is typically once a customer cannot be reached and there has been no payment activity on the account for over 365 days.

Prepaid Expenses

Prepaid expenses represent advance payments made to the service providers for the IT solution services and the vendors for certain prepaid services such as insurance, utilities deposits and rental deposits. Prepaid expenses are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2022 and 2023, management believes that the Company’s prepaid expenses are not impaired, and there is no material impact over the initial adoption of CECL model in view of the advanced payments made to the service providers for the IT solution and insurance services and the vendors for certain prepaid services were mainly for the coming 12 months and the risk of relatively low  .

Deferred IPO costs

Deferred IPO costs consist primarily of direct expenses paid to attorneys, consultants, underwriters, and other parties related to the Company’s IPO. The balance will be offset with the proceeds received at the closing of the IPO.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Lease

The adoption of Topic 842 resulted in the presentation of operating lease right of use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. See Note 8 for additional information.

The lease standard provides practical expedients for an entity ongoing accounting. The Company elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend or renew the lease that the Company is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The operating right-of-use assets and related operating lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets.

Operating lease right-of-use of assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise.

Lease liability is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Computer equipment	2 years
Furniture and fixture	3 years
Office equipment	3 years
Leasehold improvements	Shorter of 5 years or the remaining lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of Income and comprehensive income in other income or expenses.

The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

The Company’s internally developed software is used in providing financial trading solutions services to customers and the customers access and uses the software over the internet or via a dedicated line in which an end user of the software does not take possession of the software. In accordance with ASC 350-40, internally developed software is capitalized during the application development stage. Research and development expenses related to salaries and payroll related costs for employees involved in the preliminary project stage and activities occurring after the implementation of the software are expensed as incurred. Costs incurred for software upgrades are capitalized if they result in additional functionalities or substantial enhancements. Development costs cease capitalization upon completion of all substantial testing when the software is substantially complete and ready for its intended use and are amortized on a straight-line basis over the estimated useful life, which is generally three years. Amortization of internal-use software begins when the software is ready for its intended use.

The Company evaluates annually its intangible assets for potential impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. There were no impairments of intangible assets as of December 31, 2022 and 2023.

The estimated useful lives of intangible assets are as follows:

Internally developed software	3 years
Software	3 years

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended December 31, 2021, 2022 and 2023.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

The Company is engaged in the development and provision of financial trading solutions to customers via internet or platform as software as a service.

The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company enters into contracts with customers that include promises to transfer various services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation.

The Company provides trading solution services to customers (including brokers and institutional clients) for their trading on forex, commodity and bullion, through the Company’s internally developed trading platform as software as a service. The Company’s internally developed software is used in providing financial trading solutions services to customers and the customers access and uses the software over the internet or via a dedicated line in which an end user of the software does not take possession of the software. The Company’s trading solution provides a variety of functions suitable for front-end transaction executions and back-office settlement operations. In a contract with a customer, it would normally require the Company to perform or delivery one or more of the following in return for a consideration. The contract normally includes one or more of the following services, subject to the request of the customers, and the transaction price of each service fee has stated stand-alone in the contract with reference to the Company’s price list. The Company identified each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms.

The Company’s principal revenue stream includes:

(a)	Initial set up, installation and customization services

The Company provides initial set up, installation and customization services of trading platform solution and financial value-added services for each customer as agreed upon in the contracts. Initial set up, installation and customization services are services to help the customer to configure the platform according to the needs of the customers. The Company provides specific customization as part of its development and provision of financial trading solutions. The Company’s customization services include development of customer-requested functions and features on the Company’s platform per customer specifications, i.e., the software specifications. Such services are undertaken specifically for the customer in question and do not necessarily benefit other customers.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

As the initial set up, installation and customization services are capable of being distinct and the promise to transfer the service is distinct within the context of the contract, the Company concludes that the initial set up, installation and customization services to be accounted for as a single performance obligation. The entire transaction prices of initial set up, installation and customization services are allocated to a single performance obligation and the Company recognizes revenue based on its effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer. The Company uses input method represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned.

(b)	Subscriptions

The Company provides customers the right to access its internally developed trading platform for the use of the trading solutions services for a specified period of time.

The Company concludes that each monthly subscription fee (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the clients is substantially similar for each month. Therefore, the Company concludes that the monthly subscription fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenues from subscriptions ratably when it satisfies its performance obligations throughout the contract terms.

(c)	Hosting, support and maintenance services

The Company provides hosting, technical support and maintenance services to customers for the use of the trading solutions services for a specific period. The Company concludes that each monthly hosting, support and maintenance service fee (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the clients is substantially similar for each month. Therefore, the Company concludes that the monthly hosting, support and maintenance service fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenues from hosting, support and maintenance services ratably when it satisfies its performance obligations throughout the contract terms.

(d)	Liquidity services

The Company provides liquidity services to customers for the use of the fully automatic hedging solution and sending their clients’ orders directly to liquidity providers such as institutional brokers, market makers, exchanges and prime of prime brokers. The Company’s liquidity services enable its customers to access and match with the liquidity made available by liquidity providers through the Company’s trading solutions. The liquidity services are distinct and are identified as one performance obligation. As stipulated in the contract, the Company will charge a liquidity service income based on the transaction volume of orders sent directly to the liquidity providers under the liquidity services provided by the Company, with a minimum monthly fee for certain customers. The Company will review the customers’ transaction volume of orders monthly and the revenue from providing liquidity services between customers and liquidity providers is recognized at point in time.

(e)	White label services

The Company provides white label services to customers by allowing them to add additional labels or brands to the trading platform services. This provides customers the highest flexibility to operate their trading platform business based on their individual business development strategy or marketing needs at a lower operating cost. The Company concludes that each monthly white label service fee at fixed rate (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the clients is substantially similar for each month. Therefore, the Company concludes that the monthly white label service fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenues from white label services ratably when it satisfies its performance obligations throughout the contract terms.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

(f)	Quotes/news/package subscription services

The Company provides subscription services to customers for professional strategy analysis, economic calendar, instant news, real-time quotes and data feed. The Company will subscribe the information or data from the service providers and will convert the raw data into usable data that can be used in the trading platform of the Company. The Company concludes that each monthly subscription fee at fixed rate (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the clients is substantially similar for each month. Therefore, the Company concludes that the monthly subscription service fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenues from subscription services ratably when it satisfies its performance obligations throughout the contract terms.

The following table presents disaggregated information of revenues by business lines for the years ended December 31, 2021, 2022 and 2023, respectively:

	For the years ended December 31,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Initial set up, installation and customization services	8,147,473	7,140,076	8,973,079	1,148,789
Subscriptions	12,124,676	11,414,976	11,445,019	1,465,263
Hosting, support and maintenance services	3,304,830	4,186,369	4,338,184	555,401
Liquidity services	3,220,992	6,699,586	2,626,516	336,263
White label services	1,860,221	1,889,188	2,122,198	271,697
Quotes/news/package subscription services	3,554,778	3,601,632	2,456,181	314,456
Total revenue	32,212,970	34,931,827	31,961,177	4,091,869

Revenue disaggregated by timing of revenue recognition for 2021, 2022 and 2023 is disclosed in the table below:

	For the years ended December 31,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Point in time	3,506,631	6,699,586	2,626,516	336,263
Over time	28,706,339	28,232,241	29,334,661	3,755,606
Total revenue	32,212,970	34,931,827	31,961,177	4,091,869

The Company also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less. There is no loss contract for the three years ended December 31, 2021, 2022 and 2023. As of December 31, 2021, 2022 and 2023, all contracts of the Company were with an original expected duration within one year.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Contract Liabilities

The Company’s contract liabilities include payments received in advance of performance under trading solution service contracts which will be recognized as revenue as the Company executed the trading solution services with customers under the contract, as well as the deferred installation service fee received from trading solution services.

Contract Liabilities are recognized when the customers pay consideration before the Company recognizes the related revenue. Contract Liabilities would also be recognized if the Company has an unconditional right to receive consideration before the Company recognizes the related revenue.

Other Income (expense), net

Government subsidies primarily relate to (i) one-off entitlement granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund in 2021 and 2022 and (ii) funds for participation in promotion activities in 2023. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. If an employer fails to use all the subsidies received to pay the wages of his/her employees, the Hong Kong Government will claw back the unspent balance of the subsidy. If the total number of employees on the payroll in any one month of the subsidy period is less than the “committed headcount of paid employees”, the employer will have to pay a penalty to the Hong Kong Government. The Company has (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to its employees. There was no unfulfilled conditions nor other contingencies attached to the ESS funding. Government subsidies received and recognized as other income totaled HK$379,363, HK$734,059 and HK$34,261 (US$4,386) for the years ended December 31, 2021, 2022 and 2023, respectively.

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the amortization of the internally developed software, staff costs and other direct costs associated with providing trading solution services, including data center and support costs related to delivering online services. These costs are expenses as incurred.

Research and development

Research and development expenses primarily consist of payroll and other personnel-related expenses of the Company’s software development team.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company believes there were no uncertain tax positions as of December 31, 2022 and 2023, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. In general, the Inland Revenue Department of Hong Kong has up to seven years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2018 to 2023 of the Company’s Hong Kong subsidiaries remain open to examination by the taxing jurisdictions. The Company is not currently under examination by an income tax authority, nor has it been notified that an examination is contemplated.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2022 and 2023, there were no dilutive shares.

Comprehensive Income

Comprehensive income consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company translating its financial statements from functional currency into reporting currency.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Significant Risks

Market Risk of Financial Instrument

We are subject to financial market risks, including changes in foreign currency exchange rate risk with respect to our investment at fair value consisting of short-term foreign exchange investment made by the Company which is denominated in the US$. The fluctuation in US$ may result in increase or decrease in the value of our investment at fair value. We consider the foreign exchange risk in relation to transactions denominated in US$ with respect to HK$ is not significant as HK$ is pegged to US$.

The trades of foreign currencies conducted by the Company are denominated in the US$ and are paired with currencies with strong liquidity traded in highly transparent markets, including such currencies as the EURO, USD, GBP, CHF, AUD, CAD and NZD, etc. Fluctuation in exchange rates, changes in monetary and/or fiscal policy or finflation in the countries in which the Company paired its trades of foreign currencies could have a material adverse effect on its results of operations. The clear position limits and floating profit/loss limits are set to manage the market risks of its foreign exchange positions.

Currency Risk

The Company’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash with financial institutions located in Hong Kong. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the management.   The management considers the credit risk of prepayment is relatively low and there is no material impact over the initial adoption of CECL model because the advanced payments made to the service providers for the IT solution and insurance services and the vendors for certain prepaid services were mainly for the coming 12 months.

For the years ended December 31, 2021, 2022 and 2023, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

For the year ended December 31, 2021, one customer accounted for approximately 10.5% of the Company’s total revenue. For the year ended December 31, 2022, one customer accounted for approximately 18.0% of the Company’s total revenue. For the year ended December 31, 2023, no customer accounted for over 10% of the Company’s total revenue.

As of December 31, 2021, one customer’s accounts receivable accounted for 88.4% of the total accounts receivable. Two customers’ accounts receivable accounted for 27.2% and 21.4% of the total accounts receivable as of December 31, 2022, respectively. Two customers’ accounts receivable accounted for 13.9% and 10.1% of the total accounts receivable as of December 31, 2023, respectively.

For the years ended December 31, 2021, 2022 and 2023, no vendor accounted for over 10% of the Company’s total purchase.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Standards, not yet Adopted by the Company

The ASU 2023-09: Income Taxes (Topic 740): Improvements to Income Tax Disclosures enhances existing income tax disclosures primarily related to the rate reconciliation and income taxes paid information. With regard to the improvements to disclosures of rate reconciliation, a public business entity is required on an annual basis to (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. Similarly, a public entity is required to provide the amount of income taxes paid (net of refunds received) disaggregated by (1) federal, state, and foreign taxes and by (2) individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures, for example, an entity is required to provide (1) pretax income (or loss) from continuing operations disaggregated between domestic and foreign, and (2) income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU will be effective for annual periods beginning after December 15, 2024. Entities are required to apply the ASU on a prospective basis. The adoption of ASU 2023-09 is not expected to materially impact the Company’s consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

The ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures provides improvements to reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple measures of segment profit or loss, provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The ASU should be adopted retrospectively to all periods presented in the financial statements unless it is impracticable to do so. The adoption of ASU 2023-07 is not expected to materially impact the Company’s consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

3. Accounts Receivable, net

Accounts receivable, net consisted of the following at December 31:

	2022	2023	2023
	HK$	HK$	US$
Accounts receivable	1,630,469	4,074,594	521,655
Less: allowance for doubtful accounts / credit losses	(497,099)	(1,495,119)	(191,415)
Accounts receivable, net	1,133,370	2,579,475	330,240

The movement of allowance for doubtful accounts / credit losses are as follows:

	2022	2023	2023
	HK$	HK$	US$
Balance at beginning of the year ended December 31	-	497,099	63,642
Write off	-	(497,099)	(63,642)
Addition	497,099	1,495,119	191,415
Balance at end of the year ended December 31	497,099	1,495,119	191,415

4. Contract Liabilities

Contract liabilities consisted of the following at December 31:

	2022	2023	2023
	HK$	HK$	US$
Billings in advance of performance obligation under contracts	4,199,173	4,619,690	591,441

The Company’s contract liabilities include payments received in advance of performance under trading solution service contracts which will be recognized as revenue as the Company executed the trading solution services with customers under the contract, as well as the deferred installation and customization service fee received from trading solution services.

The movement in contract liabilities is as follows:

	2022	2023	2023
	HK$	HK$	US$
Balance at beginning of the year ended December 31	5,474,175	4,199,173	537,604
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(5,474,175)	(4,199,173)	(537,604)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	4,199,173	4,619,690	591,441

Balance at end of the year ended December 31	4,199,173	4,619,690	591,441

None of billings in advance of performance received that is expected to be recognized as income after more than one year.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following as of December 31:

	2022	2023	2023
	HK$	HK$	US$
Rental and utility deposits	479,076	431,972	55,304
Prepayments	346,064	371,143	47,516
	825,140	803,115	102,820
Less: amount classified as long term deposit	(479,076)	(431,972)	(55,304)
Prepaid expense and other current asset	346,064	371,143	47,516

6. Property and Equipment, net

Property and equipment, stated at cost less accumulated depreciation, consisted of the following as of December 31:

	2022	2023	2023
	HK$	HK$	US$
Computer equipment	2,103,315	2,151,472	275,445
Furniture and fixture	590,217	590,217	75,563
Office equipment	90,057	90,057	11,530
Leasehold improvements	652,073	652,073	83,482
Less: accumulated depreciation	(3,312,357)	(3,447,308)	(441,346)
Net book value	123,305	36,511	4,674

Depreciation expense of property and equipment totaled HK$253,063, HK$222,173 and HK$134,951 (US$17,277) for the years ended December 31, 2021, 2022 and 2023, respectively.

7. Intangible Assets, net

Intangible assets, stated at cost less accumulated amortization, consisted of the following as of December 31:

	2022	2023	2023
	HK$	HK$	US$
Software	223,381	223,381	28,599
Internally developed software	58,540,105	62,688,252	8,025,740
Less: accumulated amortization	(45,198,714)	(47,575,044)	(6,090,853)
	13,564,772	15,336,589	1,963,486

Amortization expense of intangible assets totaled HK$5,996,618, HK$6,160,391 and HK$5,514,165 (US$705,958) for the years ended December 31, 2021, 2022 and 2023, respectively. No impairment charge was recognized for any of the periods presented.

Amortization expense expected for the next five years is as follows:

Twelve months ending December 31,	HK$	US$
2024	4,681,992	599,418
2025	4,281,008	548,081
2026	3,654,149	467,827
2027	1,787,568	228,856
2028	931,872	119,304
	15,336,589	1,963,486

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

8. Leases

The Company leases office under non-cancelable operating lease agreement. Pursuant to the new lease standard ASC 842-10-55, this lease is treated as operating leases. The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. Management determined the incremental borrowing rate was 4.0% and 4.84% for the lease that began in 2022 and 2023, respectively. This lease is on a fixed payment basis. None of the leases include contingent rentals.

Description of lease	Lease term
Office in Wanchai, Hong Kong	3 years from January 31, 2019 to January 30, 2022
Office at Wanchai, Hong Kong	2 years from January 31, 2022 to January 30, 2024
Office at Wanchai, Hong Kong	2 years from January 31, 2024 to January 30, 2026

(a) Amounts recognized in the consolidated balance sheet:

	2022	2023	2023
	HK$	HK$	US$
Right-of-use assets	1,730,717	2,957,515	378,639

Operating lease liabilities - current	1,624,066	1,392,826	178,318
Operating lease liabilities - non-current	138,289	1,570,307	201,040

Weighted average remaining lease term (in years)	1.08	2.08
Weighted average discount rate (%)	4.0	4.84

(b) A summary of lease cost recognized in the Company’s consolidated statements of income and supplemental cash flow information related to operating leases is as follows:

	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Amortization charge of right-of-use assets	1,658,667	1,601,824	1,597,585	204,533
Interest of lease liabilities	42,192	93,435	35,521	4,548
Cash paid for operating leases	1,665,000	1,663,674	1,659,126	212,412
Operating lease right-of-use assets, obtained in exchange for operating lease liabilities	-	3,194,319	2,824,383	361,595

(c) The following table shows the remaining contractual maturities of the Company’s operating lease liabilities as of December 31, 2023:

	HK$	US$
2024	1,500,000	192,039
2025	1,485,000	190,119
2026	123,750	15,843
Total future lease payments	3,108,750	398,001
Less: imputed interest	(145,617)	(18,643)
Present value of operating lease liabilities	2,963,133	379,358

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

9. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of December 31:

	2022	2023	2023
	HK$	HK$	US$
Accrued bonus	1,099,913	1,319,259	168,900
Accrued legal and professional fee	201,380	168,000	21,508
Accrued expenses	542,953	295,006	37,769
	1,844,246	1,782,265	228,177

10. Bank Borrowings

Components of bank borrowings are as follows as of December 31:

	2022	2023	2023
	HK$	HK$	US$
Bank of Communications (Hong Kong) Limited – Loan 1 (1)	5,626,386	4,031,479	516,135
Standard Chartered Bank (Hong Kong) Limited – Loan 2 (2)	4,321,239	3,140,250	402,034
Standard Chartered Bank (Hong Kong) Limited – Loan 3 (3)	2,791,603	2,114,745	270,743
Standard Chartered Bank (Hong Kong) Limited – Loan 4 (4)	881,170	640,282	81,973
Total	13,620,398	9,926,756	1,270,885

Less: current portion of long-term bank borrowings	(3,701,162)	(3,863,852)	(494,674)
Non-current portion of long-term bank borrowings	9,919,236	6,062,904	776,211

(1)	On April 25, 2019, m-FINANCE borrowed HK$11,000,000 as working capital for 7 years from April 25, 2019 to April 24, 2026 at an annual interest rate of 4.125% under the loan agreement with Bank of Communications (Hong Kong) Limited signed on April 16, 2019. The loan was secured by personal guarantee from Tai Wai (Stephen) Lam, who is the director and shareholder of the Company.

(2)	On December 22, 2020, m-FINANCE borrowed HK$5,000,000 as working capital for 60 months from December 22, 2020 to December 22, 2025 at an annual interest rate of 2.75% under the loan agreement with Standard Chartered Bank (Hong Kong) Limited. The loan was secured by personal guarantees from Tai Wai (Stephen) Lam and Chi Weng Tam, who are the directors and shareholders of the Company.

(3)	On November 2, 2021, mFTT borrowed HK$2,847,150 as working capital for 5 years from November 2, 2021 to November 2, 2026 at an annual interest rate of 2.75% under the loan agreement with Standard Chartered Bank (Hong Kong) Limited. The loan was secured by personal guarantees from Tai Wai (Stephen) Lam, who is one of the directors and shareholders of the Company.

(4)	On May 31, 2021, m-FINANCE borrowed HK$1,000,000 as working capital for 5 years from May 31, 2021 to May 31, 2026 at an annual interest rate of 2.75% under the loan agreement with Standard Chartered Bank (Hong Kong) Limited. The loan was secured by personal guarantees from Tai Wai (Stephen) Lam, who is one of the directors and shareholders of the Company.

Interest expenses pertaining to the above bank borrowings for the years ended December 31, 2021, 2022 and 2023 amounted to HK$479,904, HK$443,577 and HK$483,623 (US$61,916), respectively. The weighted average annual interest rate for the years ended December 31, 2021, 2022 and 2023 was 3.0%, 3.3% and 4.87%, respectively.

Maturities of the bank borrowings were as follows:

	HK$	US$
2024	4,180,517	535,216
2025	4,180,517	535,216
2026	2,082,182	266,574
Total bank borrowings repayments	10,443,216	1,337,006
Less: imputed interest	(516,460)	(66,121)
Total	9,926,756	1,270,885

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

11. Income Taxes

British Virgin Islands

Under the current and applicable laws of BVI, the Company is not subject to tax on income or capital gains.

China

The Company’s subsidiary, m-FINANCE Software (Shenzhen) Limited (“SZ WFOE”) established in the PRC is subject to PRC Enterprises Income Tax rate of 25% for both current year and prior year.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

The components of the income tax provision are as follows:

	For the years ended December 31,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Current tax	-	229,355	(5,877)	(752)
Deferred tax	431,630	158,490	154,186	19,739
Total income tax expense	431,630	387,845	148,309	18,987

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	For the years ended December 31,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Deferred tax assets:
- Depreciation of property and equipment	63,921	85,519	92,438	11,834
- Net operating loss carry forwards	286,750	-	145,144	18,583
Total deferred tax assets	350,671	85,519	237,582	30,417
Less: valuation allowance	(84,710)	-	-	-
Deferred tax assets, net	265,961	85,519	237,582	30,417

Deferred tax liabilities:
- Amortization of capitalized development costs	(2,267,648)	(2,238,187)	(2,530,537)	(323,975)
Deferred tax liabilities, net	(2,001,687)	(2,152,668)	(2,292,955)	(293,558)

The Company evaluated the recoverable amounts of deferred tax assets, and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weigh to the relative impact of the evidence to the extent it could be objectively verified.

As of December 31, 2023, the Company had net operating loss carry-forward of HK$879,659 (US$112,619), including HK$664,863 (US$85,119) and HK$214,796 (US$27,500) from m-FINANCE and mFTT, respectively. These losses can offset future taxable income and can be carried forward indefinitely under the current tax legislation in Hong Kong. Therefore, the Company determined that no valuation allowance was required as it was more likely than not that the net operating losses would be realized.

The Company recognized deferred tax liabilities related to taxable temporary differences arising on amortization of capitalized development costs. The deferred tax liabilities will reverse as the capitalized development costs are amortized.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

11. Income Taxes (Continued)

Reconciliation between the provision for income taxes computed by applying the Hong Kong Profits Tax rate of 16.5% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2021	2022	2023	2023
	HK$	HK$	HK$	US$
Profit before income taxes	10,781,225	7,206,444	6,777,190	867,658
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	1,778,902	1,189,063	1,118,236	143,164
Reconciling items:
Tax effect of income that is not taxable	(62,679)	(115,120)	(42,605)	(5,455)
Tax effect of expenses that are not deductible (2)	124,513	752,329	587,035	75,156
The effect of tax rates in different tax jurisdictions	(1,295)	8,250	4,950	634
Research and development credit (1)	(1,478,363)	(1,318,956)	(1,529,698)	(195,841)
Effect of two-tier tax rate	-	(85,438)	-	-
Change in valuation allowance	52,355	(84,710)	-	-
Others	18,197	42,427	10,391	1,329
Income tax expenses	431,630	387,845	148,309	18,987

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2021, 2022 and 2023.

(1)	Research and development credit was arising from the tax authority of Hong Kong provided enhanced tax deduction for expenditure incurred by enterprises on a qualifying research and development activity and enterprises will be able to enjoy additional tax deduction for expenditure incurred on domestic research and development.

Research and development expenditures eligible for deduction are classified into “Type A expenditures” which are qualified for 100 per cent deduction, and “Type B expenditures” which are qualified for the enhanced tax deduction. Type B expenditures have a two-tiered deduction regime. The deduction is 300 per cent for the first HK$2 million of the aggregate amounts of payments made to designated local research institutions for qualifying research and development activities and expenditures incurred by enterprises from carrying out in-house qualifying research and development activities. The remaining amount is qualified for 200 per cent deduction. There is no cap on the amount of enhanced tax deduction and the deduction is applicable to all enterprises. Enterprises can claim the enhanced tax deduction in relation to the qualifying research and development expenditures on or after April 1, 2018. Since the Company’s expenditures on research and development were incurred from carrying out in-house qualifying research and development activities, its expenditures on research and development were eligible for deduction as Type B expenditures.

(2)	These non-deductible expenses are a result on non-deductible IPO expenses and change in fair value on financial assets at fair value.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

12. Related Party Balance and Transactions

a. Due from related parties

(a)	Tai Wai (Stephen) Lam, a director and a shareholder of the Company.
(b)	Chi Weng Tam, a director, an executive officer and a shareholder of the Company.
(c)	PrimeTime Global Technologies Limited, controlled by DTXS FinTech Holdings Limited.
(d)	PrimeTime Global Markets Limited, controlled by DTXS PrimeTime Holdings Limited.
(e)	DTXS Fintech Holdings Limited, controlled by Metallic Icon Limited.
(f)	Metallic Icon Limited, controlled by Gaderway Investments Limited.
(g)	DTXS PrimeTime Holdings Limited, controlled by Metallic Icon Limited.
(h)	Gaderway Investments Limited, the shareholder of the Company.
(i)	Digital Mind Holdings Limited, controlled by Metallic Icon Limited.

As of December 31, 2021, 2022 and 2023, the balances of amounts due from related parties were as follows:

		2021	2022	2023	2023
		HK$	HK$	HK$	US$
Tai Wai (Stephen) Lam (a)	(1)	5,794,360	-	-	-
Chi Weng Tam (b)	(1)	3,338,543	-	-	-
PrimeTime Global Technologies Limited (c)	(2)	160,825	-	-	-
PrimeTime Global Markets Limited (d)	(3)	462,111	-	-	-
DTXS Fintech Holdings Limited (e)	(4)	14,319,362	-	-	-
Metallic Icon Limited (f)	(5)	58,172	-	-	-
DTXS PrimeTime Holdings Limited (g)	(6)	35,970	-	-	-
Gaderway Investments Limited (h)	(7)	62,300	-	-	-
Digital Mind Holdings Limited (i)	(8)	-	-	-	-
		24,231,643	-	-	-

(1)

The balance represented the advances to the directors. These amounts were unsecured, interest-free and repayable on demand. The outstanding balances have been assigned to Digital Mind Holdings Limited on June 29, 2022. The amounts due from related parties were presented as a reduction of the shareholder’s equity as of December 31, 2021 pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G.

(2)	The balance represented fund transfer which were unsecured, interest-free and repayable on demand. The outstanding balances have been assigned to Digital Mind Holdings Limited on June 29, 2022. The amounts due from related parties were presented as a reduction of the shareholder’s equity as of December 31, 2021 pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G.
(3)	The balance represented fund transfer which were unsecured, interest-free and repayable on demand. The outstanding balances have been assigned to Digital Mind Holdings Limited on June 29, 2022. The amounts due from related parties were presented as a reduction of the shareholder’s equity as of December 31, 2021 pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G.
(4)	The balance represented the expenses paid on behalf of DTXS Fintech Holdings Limited. These amounts were unsecured, interest-free and repayable on demand. The outstanding balances have been assigned to Digital Mind Holdings Limited on June 29, 2022. The amounts due from related parties were presented as a reduction of the shareholder’s equity as of December 31, 2021 pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G.
(5)	The balance represented the expenses paid on behalf of Metallic Icon Limited and fund transfer. These amounts were unsecured, interest-free and repayable on demand. The outstanding balances have been assigned to Digital Mind Holdings Limited on June 29, 2022. The amounts due from related parties were presented as a reduction of the shareholder’s equity as of December 31, 2021 pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G.
(6)	The balance represented the expenses paid on behalf of DTXS PrimeTime Holdings Limited. These amounts were unsecured, interest-free and repayable on demand. The outstanding balances have been assigned to Digital Mind Holdings Limited on June 29, 2022. The amounts due from related parties were presented as a reduction of the shareholder’s equity as of December 31, 2021 pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G.
(7)	The balance represented the expenses paid on behalf of Gaderway Investments Limited. These amounts were unsecured, interest-free and repayable on demand. The outstanding balances have been assigned to Digital Mind Holdings Limited on June 29, 2022. The amounts due from related parties were presented as a reduction of the shareholder’s equity as of December 31, 2021 pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G.
(8)	On June 29, 2022, m-FINANCE entered into a sale debt assignment agreement with Digital Mind Holdings Limited, the then shareholder of m-FINANCE, in which m-FINANCE consented to the assignment of amounts owed from the related parties, including Tai Wai (Stephen) Lam, Chi Weng Tam, PrimeTime Global Technologies Limited, PrimeTime Global Markets Limited, DTXS Fintech Holdings Limited, Metallic Icon Limited, DTXS PrimeTime Holdings Limited and Gaderway Investments Limited in the total amount of HK$22,615,322 (equivalent to US$2,898,843) to Digital Mind Holdings Limited. The amounts due from related parties were presented as a reduction of the shareholder’s equity pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G. The amounts due from related parties were presented as a reduction of the shareholder’s equity have been fully settled by (i) netting off the dividend payable in the amounts of HK$10,114,311 (equivalent to US$1,296,457) declared on August 15, 2022 and the remaining balance was settled in cash in August 2022.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

12. Related Party Balance and Transactions (Continued)

b. Accounts receivable – a related party

As of December 31, 2022 and 2023, the balances of accounts receivable from a related party were as follows:

		2022	2023	2023
		HK$	HK$	US$
PrimeTime Global Technologies Limited	(1)	242,379	410,899	52,606

(1)	PrimeTime Global Technologies Limited, indirectly controlled by Gaderway Investments Limited, the shareholder of the Company. The balance represented the accounts receivable from PrimeTime Global Technologies Limited for the subscription income and commission income. The balance as at December 31, 2022 and 2023 has been settled on May 10, 2023 and February 22, 2024, respectively. For details, please refer to “e. Related Party Transactions” below.

c. Due to a related party

As of December 31, 2022 and 2023, the balances of amounts due to a related party were as follows:

		2022	2023	2023
		HK$	HK$	US$
Gaderway Investments Limited	(1)	306,110	306,110	39,190

(1)	Gaderway Investments Limited, the shareholder of the Company. The balance represented the amount advance to the Company. These amounts were unsecured, interest-free and repayable on demand.

d. Accrued expenses – a related party

As of December 31, 2022 and 2023, the balances of accrued expenses to a related party were as follows:

		2022	2023	2023
		HK$	HK$	US$
PrimeTime Global Markets Limited	(1)	290,160	-	-

(1)	PrimeTime Global Markets Limited, indirectly controlled by Gaderway Investments Limited, the shareholder of the Company. The balance represented the accrued expenses to PrimeTime Global Markets Limited for the subscription fee. For details, please refer to “e. Related Party Transactions” below.

e. Related Party Transactions

The following is a list of related parties which the Company has transactions with:

(a)	PrimeTime Global Technologies Limited, indirectly controlled by Gaderway Investments Limited, the shareholder of the Company.
(b)	PrimeTime Global Markets Limited, indirectly controlled by Gaderway Investments Limited, the shareholder of the Company.

For the years ended December 31, 2021, 2022 and 2023, the related party transactions were as follows:

		2021	2022	2023	2023
	Note	HK$	HK$	HK$	US$
Outsourcing fee paid to PrimeTime Global Technologies Limited (a)	1	875,358	113,410	-	-
Outsourcing fee paid to PrimeTime Global Markets Limited (b)	1	87,178	191,795	-	-
Subscription fee paid to PrimeTime Global Markets Limited (b)	2	320,566	290,160	-	-
Subscription fee received from PrimeTime Global Technologies Limited (a)	3	190,098	180,015	46,080	5,899
Sales commission received from PrimeTime Global Technologies Limited (a)	4	284,646	235,194	364,819	46,706

During the years ended December 31, 2022 and 2023, the Company declared dividends to its shareholders. For details, please refer to Note 13. Shareholders’ Equity.

Notes:

1.	The Company outsourced some works to the related parties, PrimeTime Global Markets Limited and PrimeTime Global Technologies Limited for handling software implementation work and supporting services including quality assurance, technical support and maintenance services for the Company and the related parties charged an outsourcing fee for providing such services. Since the Company wants to focus on its human resources for the developing new functions and upgrading existing functions, it outsources some of its ancillary works to related parties and independent third parties. The outsourcing fee was recorded as outsourcing fee in the cost of revenue.
2.	PrimeTime Global Markets Limited charged the Company for a subscription fee when the Company used PrimeTime Global Markets Limited’s white label services. While PrimeTime Global Markets Limited provided white label hosting support services, the related party transaction is conducive to the stability of the operation of the Company’s white label services. The subscription fee was recorded as expense to net off against the sundry income as other income incurred over the same period.
3.	The Company charged PrimeTime Global Technologies Limited for a subscription fee when it used the subscription services of the Company. The subscription income was recorded as revenue.
4.	The Company charged PrimeTime Global Technologies Limited for sales commission from business referred by the Company. The Company will charge a commission fee at an agreed percentage from the sales amount referred by the Company to PrimeTime Global Technologies Limited. The sales commission was recorded as commission income in the other income.

f. Personal guarantees from related parties for bank loans

Tai Wai (Stephen) Lam and Chi Weng Tam, the directors and shareholders of the Company, have jointly or severally provided personal guarantees for several bank loans of the Company. For details, please refer to Note 10.

13. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of the British Virgin Islands on June 15, 2022. The Company is authorized to issue an unlimited number of Ordinary Shares of no par value. On June 15, 2022, the Company issued 50,000 shares to the controlling shareholder at no par value. On August 11, 2023, the Company’s sole shareholder, Gaderway Investments Limited, approved a share split of its outstanding Ordinary Shares at a ratio of 1:231.7, which became effective immediately, resulting in 11,585,000 ordinary shares issued and outstanding after the share split. All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively adjusted to reflect the share split pursuant to ASC 260-10-55-12.

As a result, there are total 11,585,000 shares issued and outstanding. The issuance of these 11,585,000 ordinary shares is considered as part of the Reorganization of the Company, which was retrospectively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

On March 23, 2022, m-FINANCE declared an interim dividend of HK$0.863 per share (equivalent to US$0.111 per share), or HK$10,000,000 in aggregate (equivalent to US$1,281,805), to its shareholder, which was settled in cash on March 24, 2022. On June 30, 2022, m-FINANCE declared an interim dividend of HK$0.691 per share (equivalent to US$0.089 per share) or HK$8,000,000 (equivalent to US$1,025,444), to its shareholder, and the amount of the dividend payable was concurrently settled by netting off the outstanding amounts due from related parties. On August 15, 2022, m-FINANCE declared an interim dividend of HK$0.873 per share (equivalent to US$0.112 per share) or HK$10,114,311 in aggregate (equivalent to US$1,296,457), to its shareholder, and the dividend payable was concurrently settled by netting off the outstanding amounts due from the related parties. The amounts due from related parties were presented as a reduction of the shareholder’s equity pursuant to the Codification of Staff Accounting Bulletins Topic 4, section G. On March 27, 2023, the Company declared an interim dividend of HK$0.218 per share (equivalent to US$0.028 per share), or HK$2,528,413 in aggregate (equivalent to US$324,093), to its shareholder, which was settled in cash on the same day. On July 31, 2023, the Company declared an interim dividend of HK$0.242 per share (equivalent to US$0.031 per share), or HK$2,800,800 in aggregate (equivalent to US$359,008), to its shareholder, which was settled in cash on the same day.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

14. Commitments and Contingencies

Commitments

As of December 31, 2023, the Company did not have any significant capital and other commitments.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made.

15. Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are all located in Hong Kong and all of the Company’s revenue, based on the location of services, and expense are derived in the Hong Kong. Therefore, no geographical segments are presented.

16. Subsequent Events

After the lapse of the engagement with the former underwriter, Spartan Capital Securities, LLC in January 2024, the Company has signed an engagement letter with Joseph Stone Capital, LLC on February 9, 2024, as the new underwriter. On April 19, 2024, the Company announced pricing of its initial public offering of 1,666,667 ordinary shares at a public offering price of $4.5 per ordinary share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on April 22, 2024 under the ticker symbol “MFI.” The Company received aggregate gross proceeds of $7,500,001.5 from the offering, before deducting underwriting discounts and other related expenses. The offering closed on April 24, 2024.

The Company evaluated all events and transactions that occurred after December 31, 2023 up through the date the Company issued the consolidated financial statements. Other than the event disclosed above, there was no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

