Form 20-F
period 2024-12-31
mF International Ltd
filed 2025-04-23
CIK 1940941

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Chi Weng Tam, Chief Executive Officer

Telephone: (+852) 3426-6200

Email: dick.tam@m-finance.net

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	MFI	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 4,204,775 Class A ordinary shares, no par value, were outstanding as of December 31, 2024.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“$,” “dollars,” “USD”, “US$” or “U.S. dollars” are to the legal currency of the United States.

●	“AUD” are to the legal currency of Australia;

●	“BVI Act” are to the BVI Business Companies Act, 2004 (as amended);

●	“BVI” are to the British Virgin Islands;

●	“CAD” are to the legal currency of Canada;

●	“CHF” are to the legal currency of Switzerland and Liechtenstein;

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau, unless referencing specific laws and regulations adopted by the PRC. The same legal and operational risks associated with operations in China may also apply to operations in Hong Kong;

●	“Class A Ordinary Shares” are to the Class A Ordinary Shares of mF International Limited, with no par value;

●	“Class B Ordinary Shares” are to the Class B Ordinary Shares of mF International Limited, with no par value;

●	“Company,” “mF International,” “we”, “us”, or “our,” are to mF International Limited, a British Virgin Islands holding company, and to describing our consolidated financial information;

●	“EURO” are to the legal currency of 20 of the 27 member states of the European Union;

●	“GBP” are to the legal currency of the United Kingdom and nine of its associated territories;

●	“HK$”, “HKD” and “HK Dollar” are to the legal currency of Hong Kong;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“mainland China” are to mainland China of the PRC, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Memorandum and Articles” are to the current memorandum and articles of association of mF International;

●	“mF” or “m-FINANCE” are to m-FINANCE Limited, a Hong Kong company incorporated on February 11, 2002 and a wholly-owned subsidiary of mF International;

●	“mFTT” are to m-FINANCE Trading Technologies Ltd., a Hong Kong company incorporated on March 21, 2013 and a wholly-owned subsidiary of mF International through m-FINANCE;

●	“NZD” are to the legal currency of New Zealand, the Cook Islands, Niue, the Ross Dependency, Tokelau, and a British territory, the Pitcairn Islands;

●	“Operating Subsidiaries” are to m-FINANCE, mFTT and OTX (as defined below), wholly-owned subsidiaries of mF International, unless otherwise specified;

●	“Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares, collectively;

●	“OTX” are to Omegatraders Systems Limited, a Hong Kong company incorporated on December 10, 2009 and a wholly-owned subsidiary of mF International through m-FINANCE;

●	“PRC government” are to the government of mainland China, for the purposes of this annual report only;

●	“PRC laws and regulations” or “PRC laws” are to the laws and regulations of mainland China;

●	“RMB” and “Renminbi” are to the legal currency of mainland China;

●	“SZ WFOE” are to m-FINANCE Software (Shenzhen) Limited, a mainland China company incorporated on March 27, 2014 and a wholly-owned subsidiary of m-FINANCE before de-registration;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“XAU” refers to internationally accepted code for spot gold traded on the foreign exchange market.

We do not have any material operations of our own. We are a holding company with operations conducted in Hong Kong through the Operating Subsidiaries using Hong Kong dollars, the currency of Hong Kong. The Operating Subsidiaries reporting currency is in Hong Kong dollars. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Translations of amounts in the consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from HK$ into US$ as of and for the years ended December 31, 2024 and 2023 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7677 and US$1 = HK$7.8109, respectively, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

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

On April 24, 2024, the Company completed its initial public offering (“IPO”) of 1,666,667 ordinary shares at a public offering price of $4.50 per share. The net proceeds raised from the IPO were approximately $5.7 million after deducting underwriting discounts, the offering expenses and an indemnity escrow.

On September 6, 2024, our shareholders approved the re-designation and re-classification of the ordinary shares beneficially held by Gaderway Investments Limited into 9,046,892 “Class B Ordinary Shares”, each with 20 votes per share, and the ordinary shares held by other shareholders into 4,204,775 “Class A Ordinary Shares”, each with one vote per share, on a one for one basis.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this annual report. All percentages in the following diagram reflect the voting ownership interests instead of the equity interests held by each of our shareholders, given that each holder of Class B Ordinary Shares will be entitled to 20 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share.

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

Risks Associated with our Corporate Structure and being based in Hong Kong

mF International is not a Chinese or Hong Kong operating company, but is a holding company incorporated in the British Virgin Islands, or the BVI. mF International does not conduct any business operations. Our shareholders are only directly investing in the holding company, mF International, and may never hold equity interests in the operating subsidiaries of the Company. As a limited company with no material operations, all business operations are conducted by the Operating Subsidiaries in Hong Kong. This structure involves unique risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in mF International’s operations and/or a material change in the value of the securities of mF International, including that such event could cause the value of such securities to significantly decline or become worthless. Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. For example, the PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Given the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline or be worthless. Additionally, any further control over offerings conducted overseas and/or foreign investment impacting the Operating Subsidiaries in Hong Kong by the Hong Kong government could result in a material change in our operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money. See “— D. Risk Factors —Risks Related to Our Corporate Structure — Substantially all of the Operating Subsidiaries’ operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may intervene in or influence such operations at any time, which could result in a material change in the operations of the Operating Subsidiaries and/or the value of our Class A Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.”

The Operating Subsidiaries conduct a substantial amount of their business operations in Hong Kong, with less than 10% of their total customers in mainland China. Accordingly, we do not expect that the PRC laws and regulations currently have any material impact on the business of our subsidiaries, financial condition and results of operations. However, in the event that we or the Operating Subsidiaries were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or the Operating Subsidiaries might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. Currently, we remain subject to certain legal and operational risks associated with the Operating Subsidiaries being based in Hong Kong and having all of their operations to date in Hong Kong. Recently, the Chinese regulatory entities have imposed more control over the Hong Kong legal system. Additionally, the legal and operational risks associated with mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would be applicable to our Company or our subsidiaries in Hong Kong. These risks could result in material changes in the operations of the Operating Subsidiaries and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, the PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement, which may in the future impact the Operating Subsidiaries’ ability to conduct business, or our ability to accept foreign investments or list on a U.S. or other foreign exchange if we were to become subject to such regulations. On February 17, 2023, with the approval of the State Council, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. As of the date of this annual report, as advised by Zhong Lun Law Firm, our PRC counsel, we are not subject to the filing procedures under the Trial Measures and there are no effective laws or regulations in the PRC explicitly require our Company or the Operating Subsidiaries in Hong Kong to seek approvals from the CSRC or any other PRC governmental authorities for our future overseas offering plans. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impacts such modified or new laws and regulations will have on the business operations of the Operating Subsidiaries, our ability to accept foreign investments and the continued listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. If it is later determined that we are required by the Trial Measures to submit to the CSRC and complete the filing procedures with respect to any offering and continued listing, we cannot assure you that we will be able to complete such filings in a timely manner or even at all. Any failure by us to comply with such filing requirements under the Trial Measures may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities. Moreover, if certain PRC laws and regulations were to become applicable to a company such as mF International or the Operating Subsidiaries in the future, the application of such laws and regulations may have a material adverse impact on the business of our subsidiaries, our financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities, including the Class A Ordinary Shares, to significantly decline or become worthless. See “— D. Risk Factors — Risks Related to Our Corporate Structure — The PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of the Operating Subsidiaries and any changes in such laws and regulations and interpretations may impair their ability to operate profitably, which could result in a material negative impact on such operations and/or the value of the securities we are registering for sale.”, “— D. Risk Factors — Risks Related to Doing Business in Hong Kong — The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact the Operating Subsidiaries”, and “— D. Risk Factors — Risks Related to Doing Business in Hong Kong — The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.”

Furthermore, our Class A Ordinary Shares may be prohibited from trading on a national exchange or in the over-the-counter trading market in the United States under the Holding Foreign Companies Accountable Act (the “HFCA Act”), as amended by the Accelerating Holding Foreign Companies Accountable Act (the “Accelerating HFCA Act”), if the Public Company Accounting Oversight Board (United States) (the “PCAOB”), determines that it cannot inspect or fully investigate our auditors for two consecutive years beginning in 2022. As a result, an exchange may determine to delist our securities. Additionally, our securities may be prohibited from trading if our auditor cannot be fully inspected as more stringent criteria have been imposed by the SEC and the PCAOB, recently. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which became effective on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. For example, on December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the PCAOB signed a Statement of Protocol (SOP) Agreement with the CSRC and China’s Ministry of Finance (the “SOP Agreement”). The SOP Agreement established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by former President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for foreign companies to comply with PCAOB audits under the HFCA Act from what was originally three years to two, thus reducing the time period before their securities may be prohibited from trading or delisted. Our former auditor for fiscal years 2022 and 2023, Marcum Asia CPAs LLP (“Marcum Asia”), and our new auditor, Yu Certified Public Accountant, P.C, are headquartered in New York, the United States and have been inspected by the PCAOB on a regular basis. However, we cannot assure you that the NASDAQ Capital Market or other regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment in the future. See “— D. Risk Factors — Risks Related to Our Class A Ordinary Shares and the Trading Market — Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the HFCA Act if the Public Company Accounting Oversight Board determines that it cannot inspect or fully investigate our auditors for two consecutive years beginning in 2022 and, as a result, an exchange may determine to delist our securities. The delisting of our Class A Ordinary Shares, or the threat of being delisted, may materially and adversely affect the value of your investment.”

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

There are no restrictions or limitation on our ability to distribute earnings from our subsidiaries, including our subsidiaries in Hong Kong, to mF International and shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the BVI Business Companies Act, 2004 (as amended), or the BVI Act and our Memorandum and Articles of Association, or Memorandum and Articles, our board of directors (the “Board”) may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend payment, the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. According to the Companies Ordinance (Cap.622, Laws of Hong Kong), a Hong Kong company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this annual report. Additionally, as of the date of this annual report, there are no further BVI or Hong Kong statutory restrictions on the amount of funds which may be distributed by us by dividend payments. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiaries’ ability by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on the ability to conduct business of the Operating Subsidiaries and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. For a more detailed discussion of how the cash is transferred within our organization, see “— D. Risk Factors — Risks Related to the Corporate Structure — We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or the Operating Subsidiaries by the PRC government to transfer cash. Any limitation on the ability of our Operating Subsidiaries to make payments to us could have a material adverse effect on the Operating Subsidiaries’ ability and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.”

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. As of the date of this annual report, there are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors. The laws and regulations of the PRC do not currently have any material impact on the transfer of cash from mF International to the Operating Subsidiaries or from the Operating Subsidiaries to mF International, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from the Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we or the Operating Subsidiaries conduct business, could require us to change certain aspects of the business of the Operating Subsidiaries to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, the business of the Operating Subsidiaries, our financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless. For a more detailed discussion of this risk, see “— D. Risk Factors — Risks Related to Our Corporate Structure — We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or the Operating Subsidiaries by the PRC government to transfer cash. Any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our Operating Subsidiaries’ ability to conduct business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.”

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

Selected Consolidated Financial Schedule

The following selected consolidated statements of income and comprehensive income for the years ended December 31, 2022, 2023 and 2024 and selected consolidated balance sheets data as of December 31, 2022, 2023 and 2024 have been derived from our consolidated financial statements included elsewhere in this annual report.

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

As of and for the years ended December 31, 2022, 2023 and 2024

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Revenue	34,931,827	31,961,177	26,085,318	3,358,178
Cost of revenue	16,512,702	13,995,670	13,783,124	1,774,415
Gross profit	18,419,125	17,965,507	12,302,194	1,583,763

Total operating expenses	10,876,654	11,283,291	31,673,430	4,077,581
Income (loss) from operations	7,542,471	6,682,216	(19,371,236)	(2,493,818)

Total other income (expense), net	(336,027)	94,974	(57,997)	(7,466)

Income (loss) before income taxes	7,206,444	6,777,190	(19,429,233)	(2,501,284)
Income tax expense	(387,845)	(148,309)	(781,759)	(100,642)
Net income (loss)	6,818,599	6,628,881	(20,210,992)	(2,601,926)

Other comprehensive income (loss)
Foreign currency translation adjustment	7,496	17,866	3,964	32,528
Comprehensive income (loss)	6,826,095	6,646,747	(20,207,028)	(2,569,398)

	As of December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Current assets	15,522,433	10,104,898	34,005,174	4,377,765
Non-current assets	19,017,770	23,746,921	24,300,237	3,128,369
Total assets	34,540,203	33,851,819	58,305,411	7,506,134
Current liabilities	11,904,112	12,182,221	17,042,523	2,194,024
Non-current liabilities	12,210,193	9,926,166	5,350,316	688,790
Total liabilities	24,114,305	22,108,387	22,392,839	2,882,814
Total shareholders’ equity	10,425,898	11,743,432	35,912,572	4,623,320

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Corporate Structure

We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or the Operating Subsidiaries by the PRC government to transfer cash. Any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our Operating Subsidiaries’ ability to conduct business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

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

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations related to Hong Kong taxation.” The PRC laws and regulations do not currently have any material impact on transfers of cash from mF International to Operating Subsidiaries or from Operating Subsidiaries to mF International, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from the Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we or the Operating Subsidiaries conduct business, could require us to change certain aspects of our Operating Subsidiaries’ business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, our financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.

The PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little or no advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to our current business operations and any changes in such laws and regulations and interpretations may impair our ability to operate profitably, which could result in a material negative impact on our operations and/or the value of the securities we are registering for sale.

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

mF International is a holding company incorporated in the British Virgin Islands with three Operating Subsidiaries based in Hong Kong, and, as of the date of this annual report, we have no active subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or intent to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong, with our chief executive officer, chief financial officer and all members of the board of directors of mF International based in Hong Kong, not mainland China, and all of our revenues and profits are generated by the Operating Subsidiaries in Hong Kong. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Therefore, as of the date of this annual report, the CSRC’s approval is not required for the listing and trading of our Class A Ordinary Shares in the U.S. exchange as provided under the M&A Rules, and we would not be subject to filing requirements with the CSRC pursuant to the Trial Measures and supporting guidelines.

We are aware that the PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

In addition, on December 28, 2021, the Cyberspace Administration of China (the “CAC”), together with other administrative departments, jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022, and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. Such Measures require that, among other things, and in addition to any operator of critical information infrastructure, any network platform operators possessing personal information of more than one million users which seeks to list in a foreign stock exchange shall also be subject to cybersecurity review, and such Measures further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication and revision of the Cybersecurity Review Measures indicates greater oversight by the PRC regulatory authorities over data security, which may impact our Operating Subsidiaries’ business in the future. On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management (the “Data Security Regulations”), which came into effect on January 1, 2025. The Data Security Regulations require that network data processors conducting data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations. As of the date of this annual report, the Operating Subsidiaries currently have less than 10% of their total customers in mainland China. Additionally, the Operating Subsidiaries may collect and store certain data for customer registration purpose. As of the date of this annual report, we do not expect the Cybersecurity Review Measures or the Data Security Regulations to have an impact on the Operating Subsidiaries business or operations to subject us or the Operating Subsidiaries to permission requirements from the CAC or any other government agency that is required to approve our operations, as we do not believe that we will be deemed to be an “operator of critical information infrastructure” or a “network platform operator” possessing personal information of more than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) all operations are conducted by the Operating Subsidiaries which currently mostly serve clients outside mainland China; (ii) we do not have or intend to have, nor do we have or intend to establish, a VIE structure with any entity in mainland China and the Cybersecurity Review Measures remain unclear whether they shall be applied to a company like us; (iii) as of the date of this annual report, we have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China, and the data processed in our business is less likely to have a bearing on national security; (iv) as of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we must file for a cybersecurity review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “network platform operator” possessing personal information of more than one million users, or if other regulations promulgated in relation to the Cybersecurity Review Measures and the Data Security Regulations are deemed to apply to us, the business operations of the Operating Subsidiaries and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and the Operating Subsidiaries might be covered by permission from the CAC or any other government agency that is required to approve our operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, its ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

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

As of the date of this annual report, we are advised by Hong Kong counsel, Bird & Bird, that we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors, save that our Class A Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). Should there be any change in applicable laws, regulations, or interpretations, and we or any of the Operating Subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

Based on our understanding of the PRC laws and regulations currently in effect, as of the date of this annual report, neither we nor the Operating Subsidiaries are subject to the M&A Rules, the Cybersecurity Review Measures, the Data Security Regulations, the Trial Measures or the regulations or policies that have been issued by the CSRC, the State Council or the CAC as of the date of this annual report, nor are we currently covered by permission requirements from the CSRC, the CAC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CSRC, the CAC or the State Council to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CSRC, the CAC or the State Council as of the date of this annual report. Further, as of the date of this annual report, neither we nor the Operating Subsidiaries have ever applied for any such permission or approval, as we currently are not subject to the M&A Rules or the regulations and policies issued by the CAC or any other PRC governmental agency. However, if there is significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or are denied permission from mainland China or Hong Kong authorities, we will not be able to list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Class A Ordinary Shares significantly decline or be worthless.

Substantially all of our Operating Subsidiaries’ operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may intervene in or influence such operations at any time, which could result in a material change in the operations of the Operating Subsidiaries and/or the value of our Class A Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

The PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Given the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline or be worthless. Additionally, any further control over offerings conducted overseas and/or foreign investment impacting the Operating Subsidiaries in Hong Kong by the Hong Kong government could result in a material change in our operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money.

If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Cybersecurity Review Measures, the Data Security Regulations, the PRC Personal Information Protection Law, and the Trial Measures published by CSRC, have already indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. It remains uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to the Operating Subsidiaries located in Hong Kong. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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

As an “emerging growth company” under applicable law, we are subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our Ordinary Share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

As of the date of this annual report, we incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior the fiscal year ended on December 31, 2021 and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

As of the date of this annual report, our biggest shareholder, Gaderway Investments Limited, owns approximately 97.73% of the aggregate voting power of our outstanding Ordinary Shares. As a result, Gaderway Investments Limited has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

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

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” On March 16, 2021, the U.S. State Department submitted a report listing an additional 24 foreign persons determined to meet the HKAA criteria. This report is an update to the October 2020 and March 2021 reports, consistent with section 5(e) of the HKAA. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If the Operating Subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, the business operations, our financial position and results of operations could be materially and adversely affected.

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

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect the business operations of our Operating Subsidiaries. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on the business operations of our Operating Subsidiaries, which could in turn adversely and materially affect our business, our results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

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

Our trading in foreign currencies is significantly affected by the volatility of the financial and currency market in which we and the Operating Subsidiaries have no control. Any sudden volatility in the financial and currency market in the future may adversely affect the performance of our trading in foreign currencies and lead to realized and unrealized loss.

For the years ended December 31, 2022, 2023 and 2024, we had realized loss on disposal of financial assets at fair value and change in fair value on financial assets at fair value in the aggregate amounts of HK$1,157,650, HK$9,965 and HK$ nil, respectively, from trading in foreign currencies, at fair value, with the intention to optimize a trading algorithm based on live market interactions. The change in fair value on financial assets at fair value was mainly due to the increased volatility of the financial and currency market in 2022 and 2023.

While we did not initiate any trades of foreign currencies during the fiscal year ended December 31, 2024 to minimize the risk of volatility of foreign currencies in the financial and currency market, we may continue trading in foreign currencies in the future to further optimize our trading algorithm through live trading in the real foreign exchange market. If we do, any sudden volatility in the financial and currency market, which are beyond the control of our Operating Subsidiaries, may adversely affect the performance of our trading in foreign currencies and lead to realized and unrealized loss.

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

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact the Operating Subsidiaries’ business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on the Operating Subsidiaries or their industry and customers. While, as of the date of this annual report, the Operating Subsidiaries currently have less than 10% of their total customers in mainland China, we cannot assure that any unfavorable government policies on international trade, such as capital controls or tariffs, will not affect the demand for the Operating Subsidiaries’ services and solutions, impact the competitive position of the Operating Subsidiaries’ services and solutions or prevent the Operating Subsidiaries from being able to provide its services and solutions in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes may have an adverse effect on the Operating Subsidiaries’ business, financial condition, and results of operations.

Risks Related to Our Class A Ordinary Shares and the Trading Market

Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the HFCA Act if the PCAOB determines that it cannot inspect or fully investigate our auditors for two consecutive years, beginning in 2022, and, as a result, an exchange may determine to delist our securities. The delisting of our Class A Ordinary Shares, or the threat of being delisted, may materially and adversely affect the value of your investment.

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

On December 29, 2022, the Consolidated Appropriations Act, was signed into law by former President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for foreign companies to comply with PCAOB audits under the HFCA Act from what was originally three years to two, thus reducing the time period before their securities may be prohibited from trading or delisted.

If, as a consequence, our Class A Ordinary Shares are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A Ordinary Shares.

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

If securities or industry analysts do not publish research or reports about our Operating Subsidiaries’ business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or the Operating Subsidiaries business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of our Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

The market price for our Class A Ordinary Shares may be volatile.

The market price for our Class A Ordinary Shares may be volatile and subject to wide fluctuations due to factors, such as:

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to catch up with the technology innovations in the industry, and maintain such technological innovations, once attained;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	additions or departures of key personnel;

●	fluctuations of exchange rates between the Hong Kong dollar and the U.S. dollar; and

●	general economic or political conditions in Hong Kong, the PRC and greater Asia region.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Class A Ordinary Shares.

The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with our chairman and our chief executive officer, and their interests may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 20 votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this annual report, Mr. Chi Weng Tam, our executive director and chief executive officer, and Mr. Tai Wai (Stephen) Lam, our chairman of the Board and executive director, beneficially, collectively, own 9,046,892, or 100%, of our issued Class B Ordinary Shares, representing approximately 97.73% of the voting rights in our Company. As a result, until such time as Mr. Chi Weng Tam’s and Mr. Tai Wai (Stephen) Lam’s voting power is below 50%, Mr. Chi Weng Tam and Mr. Tai Wai (Stephen) Lam as the controlling shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

The dual-class structure of our Ordinary Shares may adversely affect the trading market for our Class A Ordinary Shares.

Several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our Ordinary Shares may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

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

Certain corporate governance practices in the British Virgin Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We can rely on home country practice with respect to our corporate governance. If we choose to follow the British Virgin Islands’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “— D. Risk Factors — Risks Related to Our Class A Ordinary Shares and the Trading Market — As a foreign private issuer, we are permitted to rely on exemptions from certain NASDAQ Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our Class A Ordinary Shares.”

As a result of the foregoing, public shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, or members of our board of directors than they would as public shareholders of a company incorporated in the United States.

Since Mr. Chi Weng Tam, our executive director and chief executive officer, and Mr. Tai Wai (Stephen) Lam, our chairman of the Board and executive director, are able to exercise more than 97% of the total voting power of our issued and outstanding share capital, Mr. Tam and Mr. Lam will have the ability to elect directors and approve matters requiring shareholder approval.

Mr. Chi Weng Tam, our executive director and chief executive officer, and Mr. Tai Wai (Stephen) Lam, our chairman of the Board and executive director, are currently, collectively, the beneficial owners of 9,046,892 Class B Ordinary Shares, or approximately 97.73% of the voting rights in our Company, which are directly held by Gaderway Investments Limited, a British Virgin Islands company approximately 61.54% owned by Mr. Tai Wai (Stephen) Lam and approximately 38.46% owned by Mr. Chi Weng Tam, each of whom is a director of Gaderway Investments Limited. As a result, Mr. Tam and Mr. Lam are able to exert significant voting influence over fundamental and significant corporate matters and transactions. Depending on the percentage, they may have the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. They have significant influence over a decision to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Class A Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Class A Ordinary Shares.

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NASDAQ Stock Market Rules, because two of our principal shareholders, Mr. Chi Weng Tam, our executive director and chief executive officer, and Mr. Tai Wai (Stephen) Lam, our chairman of the Board and executive director, beneficially own more than 50% of voting power for the election of directors. For so long as we are a controlled company under such rules, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

As a foreign private issuer, we are permitted to rely on exemptions from certain NASDAQ Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our Class A Ordinary Shares.

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

If we cannot continue to satisfy the continued listing requirements and other rules of NASDAQ Capital Market, although we are exempt from certain corporate governance standards applicable to U.S. issuers as a Foreign Private Issuer, our Class A Ordinary Shares may be delisted, which could negatively impact the price of our Class A Ordinary Shares and the shareholders’ ability to sell them.

In order to maintain our listing on the NASDAQ Capital Market, we are required to comply with certain rules of the NASDAQ Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. Even though we have fulfilled the listing requirements and other applicable rules of the NASDAQ Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the NASDAQ Capital Market criteria for maintaining our listing, our Class A Ordinary Shares could be subject to delisting.

If the NASDAQ Capital Market delists our Class A Ordinary Shares from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Class A Ordinary Shares;

●	reduced liquidity with respect to our Class A Ordinary Shares;

●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Because our Operating Subsidiaries’ business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

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

Volatility in our Class A Ordinary Shares price may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

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

There can be no assurance that we will not be deemed a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements. For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC.”

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to the closing of our IPO in April 2024, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of December 31, 2022 and 2023, we and our former independent registered public accounting firm, Marcum Asia, identified certain material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB. In connection with the audits of our consolidated financial statements as of December 31, 2024, we identified certain material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB. Specifically, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned; and (3) inadequate segregation of duties for certain key functions due to limited staff and resources.

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

We are subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, our financial condition, results of operations and prospects, as well as the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before the IPO, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm the business of the Operating Subsidiaries and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Ordinary Share price may decline and we may be unable to maintain compliance with the NASDAQ Listing Rules.

The price of our Class A Ordinary Shares could be subject to rapid and substantial volatility, and such volatility may make it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

For the history and development of the Company, please refer to “Item 3. Key Information—Our Corporate History.” On April 22, 2024, our Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “MFI.” On April 24, 2024, we closed our initial public offering. We raised US$7.5 million in gross proceeds from our initial public offering, before deducting underwriting discounts and other related expenses.

On September 6, 2024, our shareholders approved the re-designation and re-classification of the Ordinary Shares beneficially held by Gaderway Investments Limited into 9,046,892 Class B Ordinary Shares, each with 20 votes per share, and the Ordinary Shares held by other shareholders into 4,204,775 Class A Ordinary Shares, each with one vote per share, on a one for one basis.

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

B. Business Overview

Overview

We are a holding company incorporated in the British Virgin Islands, and all of our operations are carried out by three Operating Subsidiaries in Hong Kong. Our principal Hong Kong subsidiary, m-FINANCE, established in 2002, is a Hong Kong-based experienced financial trading solution provider principally engaged in the development and provision of financial trading solutions. m-FINANCE has approximately 20 years of experience in providing real-time mission critical forex, bullion/commodities trading platform solutions, financial value-added services, mobile applications and financial information for brokers and institutional clients via internet or platform as software as a service. m-FINANCE has provided a wide range of top-notch services, including mF4 Trading Platform, Trader Pro, Bridge and Plugins, CRM System, ECN System, Liquidity Solutions, Cross-platform “Broker+” Solution, Social Trading Applications and other value-added services.

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

Revenues are primarily generated from the operations of the Operating Subsidiaries providing trading platform solutions and financial value-added services via internet or platform as software as a service. For the years ended December 31, 2022, 2023 and 2024, our total revenue was approximately HK$34,931,827, HK$31,961,177, and HK$26,085,318 (US$3,358,178), respectively. Our gross profit and net income were HK$18,419,125 and HK$6,818,599, respectively, for the year ended December 31, 2022. Our gross profit and net income were HK$17,965,507 and HK$6,628,881, respectively, for the year ended December 31, 2023. Our gross profit and net loss were HK$12,302,194 (US$1,583,763) and HK$20,210,992 (US$2,601,926), respectively, for the year ended December 31, 2024.

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

Revenue

The following table sets forth the breakdown of our revenue for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Initial set up, installation and customization services	7,140,076	8,973,079	2,700,199	347,619
Subscriptions	11,414,976	11,445,019	11,419,059	1,470,070
Hosting, support and maintenance services	4,186,369	4,338,184	4,893,759	630,014
Liquidity services	6,699,586	2,626,516	1,902,895	244,975
White label services	1,889,188	2,122,198	3,018,561	388,604
Quotes/news/package subscription services	3,601,632	2,456,181	2,150,845	276,896
Total revenue	34,931,827	31,961,177	26,085,318	3,358,178

Clients

Clients of the Operating Subsidiaries are mainly financial institutions, including brokers, investment banks, institutional clients, liquidity providers and financial services providers. The Operating Subsidiaries recruit new clients via existing client referrals, personal networking, online advertisement, promotion, digital marketing, and exhibition. As of the date of this annual report, the Operating Subsidiaries do not offer any incentive for client referrals. For the years ended December 31, 2022, 2023 and 2024, we had 60, 54 and 49, respectively.

We did not have any key clients on which we depended during the years ended December 31, 2022, 2023 and 2024. Since the revenue generated by each client depends on the type and amounts of services consumed, it is possible for any client or potential client to become a top five client for a fiscal year. The following two facts further indicate that there is no key client on which we were dependent during the years ended December 31, 2022, 2023 and 2024: (i) the total revenue generated by the top five clients represents less than 40% of the revenue of the Operating Subsidiaries for the years ended December 31, 2022, 2023 and 2024; and (ii) the top five clients were not exactly the same for the years ended December 31, 2022, 2023 and 2024.

Salient Terms of Service Agreements

Scope of services

The Operating Subsidiaries generally enter into written service agreements with clients that set out the scope of services to be provided, and will include the provision of one or more of our development and financial trading solutions services, subject to the request of the customers.

Term

During the years ended December 31, 2022, 2023 and 2024, the service agreements entered were generally for a period of 1 year.

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

For the year ended December 31, 2024, our five largest customers accounted for 6.9%, 6.6%, 5.7%, 5.5% and 5.4%, respectively, of our total revenues.

None of our directors, their close associates, or any shareholders who owned more than 5% of the issued shares of our Company, as of the date of this annual report, had any interest in any of the five largest clients of Operating Subsidiaries during the years ended December 31, 2022, 2023 and 2024. As of the date of this annual report, we are not aware of any of the major clients having experienced material financial difficulties that may materially affect our or the Operating Subsidiaries’ business.

Service Providers

During the years of December 31, 2022, 2023 and 2024, the suppliers were all IT service providers. Our top five suppliers during the years ended December 31, 2022, 2023 and 2024 did not grant credit terms to us and payments made to them were generally made by check and settled in HK$.

For the year ended December 31, 2022, our five largest service providers accounted for 5.2%, 4.0%, 2.8%, 1.7% and 1.0%, respectively, of our total cost of revenue.

For the year ended December 31, 2023, our five largest service providers accounted for 6.6%, 3.3%, 2.0%, 1.5% and 1.3%, respectively, of our total cost of revenue.

For the year ended December 31, 2024, our five largest service providers accounted for 6.8%, 3.6%, 1.8%, 1.3% and 1.2%, respectively, of our total cost of revenue.

Our directors, Tai Wai (Stephen) Lam and Chi Weng Tam, who are also the shareholders who owned more than 5% of the issued Class B Ordinary Shares as of the date of this annual report, own 100% equity interests in one of the service providers, PrimeTime Global Technologies Limited through Gaderway Investments Limited. Other than as disclosed above, none of our directors, their close associates, nor any shareholders who owned more than 5% of the issued shares of our Company, as of the date of this annual report, had any interest in any of the five largest service providers during the years ended on December 31, 2022, 2023 and 2024. As of the date of this annual report, neither we nor the Operating Subsidiaries had any significant disputes with any of the service providers for the years ended December 31, 2022, 2023 and 2024.

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

Data Privacy

We and the Operating Subsidiaries value our and the clients’ data privacy. Sensitive data is only accessible to approved parties of the customers through the services provided by our Operating Subsidiaries. All accesses to production systems are logged, and every logging party only has limited access time to the systems.

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

Address	Gross Floor Area	Use of the Property	Lease Term
Unit 1801, Fortis Tower, 77-79 Gloucester Road, Wan Chai, Hong Kong	3750 (sq./ft)	Office	From January 31, 2022 to January 30, 2024 From January 31, 2024 to January 30, 2026 (Renewed)

Carparking Space No. 33 on 2/Floor, Fortis Tower, NOS. 77, 78-79 Gloucester Road, Hong Kong	N/A	Parking Lot	From January 31, 2022 to January 30, 2023 From January 31, 2023 to January 30, 2024 From January 31, 2024 to January 30, 2025 From January 31, 2025 to January 30, 2026 (Renewed)

Carparking Space No. 62 on 3/Floor, Fortis Tower, NOS. 77, 78-79 Gloucester Road, Hong Kong	N/A	Parking Lot	From January 31, 2022 to January 30, 2024 No longer renewed after expiration

Carparking Space No. 74 on 3/Floor, Fortis Tower, NOS. 77, 78-79 Gloucester Road, Hong Kong	N/A	Parking Lot	From January 31, 2024 to January 30, 2025 From January 31, 2025 to January 30, 2026 (Renewed)

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

Employees

As of the date of this annual report, there are 36 employees in our Company, including the Operating Subsidiaries. As of December 31, 2024 and 2023, we had 34 and 32 employees, respectively. All of the employees are stationed in Hong Kong. The following table sets forth a breakdown of the number of our employees by job functions as of the date of this annual report:

Job Functions	Number of Employees
Management	2
Business Analyst/Quality Assurance	6
Design	1
Finance	2
Finance and Administration	1
Office Administration	1
Operations	2
Sales and Marketing	4
Software Development	12
Technical Support	5
Total	36

For the years ended December 31, 2022, 2023, and 2024, there was no strike or labor dispute with the staff and we believe the relationships with the employees and work environment are generally positive. We and the Operating Subsidiaries regularly assess the job performance of our staff and we believe that our remuneration policy helps us attract and retain our staff. We determine our employees’ remuneration based on a number of factors, including their duties, position, experience, qualifications and contributions to our Operating Subsidiaries. During the years ended on December 31, 2022, 2023 and 2024, the staff costs of the employees, including salaries, contributions to Mandatory Provident Fund Scheme Ordinance (the “MPFSO”, a retirement scheme in Hong Kong where employers are required to contribute certain amount of employee’s monthly income to the fund) and other benefits were approximately HK$16,332,699 and HK$16,509,766, and HK$18,813,515 (US$2,422,019), respectively.

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

Legal Proceedings

For the years ended on December 31, 2022, 2023 and 2024, and as of the date of this annual report, neither we nor the Operating Subsidiaries have been involved in any litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of our Company or our Operating Subsidiaries.

Insurance

The Operating Subsidiaries provide business protection insurance including covering Property All Risks, Business Interruption Money and Personal Assault, Public Liability, Employee’s Compensation in compliance with applicable Hong Kong laws. Such insurance policies generally extend for one year and are renewable annually. We believe that the current insurance coverage is sufficient for our Operating Subsidiaries’ business operations and is consistent with the industry conventions in Hong Kong. The Operating Subsidiaries were not subject to, nor did they receive, any insurance claims during the years ended on December 31, 2022, 2023 and 2024, and as of the date of this annual report.

Research and Development

During the year ended December 31, 2022, the Company engaged PrimeTime Global Technologies Limited, a related party of the Company, and three independent third parties for research and development. During the years ended December 31, 2023 and 2024, the Company did not engage PrimeTime Global Technologies Limited. It mainly utilized internal resources and one independent third party for research and development.

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

Regulations related to business registration

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and imprisonment for 1 year. As of the date of this annual report, each of the Operating Subsidiaries has obtained and maintains a valid business registration certificate.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance, or the EO, is an ordinance enacted for, amongst other things, the protection of wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

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

As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 per event if a company has not more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

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

Employers must, as far as reasonably practicable, ensure the safety and health at work of all employees by:

●	providing and maintaining plant and systems of work that are safe and without risks to health;
●	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;
●	providing all necessary information, instruction, training, and supervision for ensuring safety and health;
●	as regards any workplace under the employer’s control, maintaining the workplace in a condition that is safe and without risks to health and providing and maintaining means of access to and egress from the workplace that are safe and without risks to health; and
●	providing or maintaining a working environment for the employer’s employees that is, so far as reasonably practicable, safe and without risks to health

Failure to comply with any of the above provisions constitutes an offence and the employer is liable on summary conviction to a fine of HK$3,000,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on summary conviction to a fine of HK$3,000,000 and imprisonment of six months.

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

Any employer who contravenes the requirement of enrolling eligible employees in a registered MPF Scheme commits a criminal offence and is liable on conviction to a maximum fine of HK$350,000 and imprisonment for three years.

Any employer who contravenes the requirement of paying mandatory contributions to the MPF Scheme commits a criminal offence and is liable on conviction to a maximum fine of HK$100,000 and imprisonment for six months on the first conviction and a maximum fine of HK$200,000 and imprisonment for one year on each subsequent conviction.

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

Failure to pay minimum wage amounts to a breach of the wage provisions under Employment Ordinance. An employer who willfully and without reasonable excuse fails to pay wages to an employee when it becomes due is liable to prosecution and, upon conviction, to a fine of HK$350,000 and imprisonment for three years.

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

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance, the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

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

A. Operating Results

Overview

mF International is a BVI holding company with three Hong Kong-based subsidiaries providing financial trading solutions by principally engaging in research and development and sales of financial trading solutions. m-FINANCE, our principal operating subsidiary, is one of the financial service market participants with clients in Hong Kong, mainland China and Southeast Asia, and a bullion trading platform solution provider for the Chinese Gold and Silver Exchange (CGSE) Society member in Hong Kong. m-FINANCE has approximately 20 years of experience in providing real-time mission critical forex, bullion/commodities trading platform solutions, financial value-added services, mobile applications and financial information for brokers and institutional clients via internet or platform as software as a service. m-FINANCE has provided a wide range of top-notch services, including mF4 Trading Platform, Trader Pro, Bridge and Plugins, CRM System, ECN System, Liquidity Solutions, Cross-platform “Broker+” Solution, Social Trading Applications and other value-added services.

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

Our Operating Subsidiaries’ abilities to design and develop new services

The financial service industry is characterized by rapidly evolving technology and standards, and our future success will depend on our ability to enhance our Operating Subsidiaries’ current financial trading solutions and to introduce new financial trading solutions that keep pace with these rapidly evolving technology and standards. As such, our success is susceptible to our Operating Subsidiaries’ ability to integrate new technology and standards into their financial trading solutions, create new solutions and adapt to changing business models and the customers in a timely manner. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological changes and compete effectively. For the years ended December 31, 2022, 2023 and 2024, we capitalized the research and development costs of HK$5,993,675, HK$7,270,898 and HK$7,967,033 (US$1,025,662), respectively, as intangible assets. The failure to improve our Operating Subsidiaries’ financial trading solutions and services, offer new financial trading solutions and adapt to changing business models in a timely and cost-effective manner could materially and adversely affect business of our Operating Subsidiaries, financial condition and results of operations.

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

There is a limited pool of IT staff and other skilled workers with the requisite skills, know-how and experience required for our Operating Subsidiaries’ business. As the quality of IT and technical know-how are keys to the business of our subsidiaries, attracting and retaining talent are essential components of our Operating Subsidiaries’ business strategy. We may have to offer better salaries, incentive packages and training opportunities to attract and retain sufficient skilled workers to maintain our Operating Subsidiaries’ operations and growth, which may increase our costs and reduce our profitability. For the years ended December 31, 2022, 2023 and 2024, our staff costs of directors and employees, including salaries, provident fund contributions and other benefits were HK$16,332,699, HK$16,509,766 and HK$18,813,515 (US$2,422,019), respectively. We cannot be certain that we will be able to retain our existing IT staff and other skilled workers and recruit additional qualified professionals to support the future operations and growth of our Operating Subsidiaries. Any failure to do so may adversely affect the business and growth of our Operating Subsidiaries.

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

The trades of foreign currencies conducted by the Operating Subsidiaries are denominated in the US$ and are paired with currencies with strong liquidity traded in highly transparent markets, including such currencies as the EURO, USD, GBP, CHF, AUD and CAD, etc. Fluctuation in exchange rates, changes in monetary and/or fiscal policy or inflation in the countries in which we paired our trades of foreign currencies could have a material adverse effect on our results of operations. The clear position limits and floating profit/loss limits are set to manage the market risks of our foreign exchange positions. For the years ended December 31, 2022, 2023 and 2024, we traded foreign currencies of transaction amounts of US$1,448.7 million, US$4.1 million and US$ nil, respectively, while we had realized loss on disposal of financial assets at fair value and change in fair value on financial assets at fair value in the aggregate amount of HK$1,157,650, HK$9,965 and HK$ nil (US$ nil), respectively. The realized loss on disposal of financial assets at fair value and change in fair value on financial assets at fair value represented 0.01025%, 0.0313% and 0% of our trading transaction amounts of foreign currencies for the years ended December 31, 2022, 2023 and 2024, respectively. To minimize the risk of volatility of foreign currencies in the financial and currency market, we did not initiate any trades of foreign currencies during the year ended December 31, 2024.

The transaction details of each foreign currency pair were set out below:

	For the years ended December 31,
	2022	2023	2024	2022	2023	2024
Foreign currency pair	Transaction in carrying amounts			Transaction in notional amounts

	US$	US$	US$	US$	US$	US$
AUD/USD	448	2,724	-	223,814	272,445	-
EUR/USD	2,499,003	4,447	-	304,063,579	635,163	-
GBP/USD	3,681,794	10,474	-	495,241,194	1,594,119	-
USD/CAD	2,449,540	7,262	-	332,836,000	1,088,000	-
USD/CHF	1,774,770	3,500	-	209,368,000	482,000	-
USD/JPY	19,670	-	-	2,018,000	-	-
XAU/USD	900,640	-	-	104,858,886	-	-
Others	120	-	-	60,064	-	-
	11,325,985	28,407	-	1,448,669,537	4,071,727	-

Recent Developments

On May 20, 2024, the Company entered into a business development and marketing consulting agreement (the “Malaysia Consulting Agreement”) with CAKL Holdings Sdn Bhd, a Malaysian company that specializes in marketing and business development in Malaysia (the “Malaysian Consultant”).

On May 22, 2024, the Company entered into a business development and marketing consulting agreement (the “China Consulting Agreement,” together with the Malaysia Consulting Agreement, the “Consulting Agreements”) with Shenzhen Yijincheng Business Consulting Co., Ltd., a Chinese company that specializes in marketing and business development in China (the “Chinese Consultant”, together with the Malaysian Consultant, the “Consultants”).

In addition to its efforts to expand its market in China, the Company intends to explore its developing a presence in Southeast Asia. Pursuant to the Consulting Agreements, the Consultants will provide consulting services to the Company, including, but not limited to, assisting it in business expansion and evaluation of marketing strategy, formulating and executing sales strategies, conducting market research and data collection to support its business planning, providing professional planning and advertising promotion schemes to attract potential clients for it, negotiating joint market development programs with clients from Southeast Asia regions and China on behalf of it, communicating with relevant government agencies on behalf of it to obtain necessary approvals, assisting it in negotiating contracts with potential clients and other matters related to sales and business expansion. The total service fee for the Consulting Agreements is US$ 1.6 million (approximately HK$12.5 million), which will be amortized over the service period from the last week of May 2024 through May 2026. As a result of these marketing arrangements, our selling and marketing expenses rose by HK$ 4.0 million during the year ended December 31, 2024.

Results of Operations

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

Comparison of year ended December 31, 2023 with year ended December 31, 2024

The following table sets forth key components of our results of operations for the years ended December 31, 2023 and 2024:

	For the years ended December 31,
	2023	2024	2024	Variance	% of variance
	HK$	HK$	US$	HK$
Revenue	31,961,177	26,085,318	3,358,178	(5,875,859)	(18.4)%
Cost of revenue	13,995,670	13,783,124	1,774,415	(212,546)	(1.5)%
Gross profit	17,965,507	12,302,194	1,583,763	(5,663,313)	(31.5)%

Operating expenses
Selling and marketing expenses	160,976	4,182,830	538,490	4,021,854	2,498.4%
Research and development expenses	11,373	172,810	22,247	161,437	1,419.5%
General and administrative expenses	11,110,942	27,317,790	3,516,844	16,206,848	145.9%
Total operating expenses	11,283,291	31,673,430	4,077,581	20,390,139	180.7%
Income (loss) from operations	6,682,216	(19,371,236)	(2,493,818)	(26,053,452)	(389.9)%

Other income (expenses)
Other income (expenses), net	457,941	(159,145)	(20,488)	(617,086)	(134.8)%
Realized loss on disposal of financial assets at fair value	(7,874)	-	-	7,874	(100.0)%
Change in fair value on financial assets at fair value	(2,091)	-	-	2,091	(100.0)%
Interest (expense) income, net	(353,002)	101,148	13,022	454,150	(128.7)%
Total other income (expense), net	94,974	(57,997)	(7,466)	(152,971)	(161.1)%

Income (loss) before income taxes	6,777,190	(19,429,233)	(2,501,284)	(26,206,423)	(386.7)%
Income tax expenses	(148,309)	(781,759)	(100,642)	(633,450)	(427.1)%
Net income (loss)	6,628,881	(20,210,992)	(2,601,926)	(26,839,873)	(404.9)%

Other comprehensive income (loss)
Foreign currency translation adjustment	17,866	3,964	32,528	(13,902)	(77.8)%
Comprehensive income (loss)	6,646,747	(20,207,028)	(2,569,398)	(26,853,775)	(404.1)%

Revenue

The following table sets forth the breakdown of our revenue by major revenue type for the years ended December 31, 2023 and 2024, respectively:

	For the years ended December 31,
	2023	2024	2024	Variance	% of variance
	HK$	HK$	US$	HK$
Initial set up, installation and customization services	8,973,079	2,700,199	347,619	(6,272,880)	(69.9)%
Subscriptions	11,445,019	11,419,059	1,470,070	(25,960)	(0.2)%
Hosting, support and maintenance services	4,338,184	4,893,759	630,014	555,575	12.8%
Liquidity service	2,626,516	1,902,895	244,975	(723,621)	(27.6)%
White label service	2,122,198	3,018,561	388,604	896,363	42.2%
Quotes/news/package subscription services	2,456,181	2,150,845	276,896	(305,336)	(12.4)%
Total revenue	31,961,177	26,085,318	3,358,178	(5,875,859)	(18.4)%

Our revenue shrank by HK$5,875,859, or 18.4%, from HK$31,961,177 for the year ended December 31, 2023 to HK$26,085,318 (US$3,358,178) for the year ended December 31, 2024, primarily because of a plunge in our revenue from initial set up, installation and customization services, liquidity service and quotes/news/package subscription services, partially offset by an increase in our subscriptions, hosting, support and maintenance services, and white label service.

Revenue from our initial set up, installation and customization services plummeted by HK$6,272,880, or 69.9%, from HK$8,973,079 for the year ended December 31, 2023 to HK$2,700,199 for the same period in 2024. The decrease was mainly due to the decreased demand for customization services.

Liquidity service revenue also dropped by HK$723,621, or 27.6%, from HK$2,626,516 for the year ended December 31, 2023 to HK$1,902,895 in the same period in 2024. The liquidity service fee is charged based on the transaction volume of orders sent directly to the liquidity providers. We experienced a lower transaction volume in the fiscal year ended December 31, 2024 compared to the same period in 2023.

Our quotes/news/package subscription services are value-added and optional services to our customers. Through the subscription of this service line, we offer financial strategy analysis, financial calendar, real-time quotes and financial information and news to our customers. Compared to HK$2,456,181 in the year ended December 31, 2023, the quotes/news/package subscription services revenues for the same period in 2024 was HK$2,150,845 (US$276,896) with a decrement of HK$305,336 or 12.4%. During the year ended December 31, 2024, our customers subscribed to the basic data feed service instead of premium service package.

Despite the decrease in the revenues from initial setup, installation and customization services, subscriptions, liquidity service and quotes/news/package subscription services, we experienced a growth in revenues from licensing, hosting, support and maintenance services and white label service.

Our hosting, support and maintenance services revenues increased by HK$555,575, or 12.8%, from HK$4,338,184 in the year ended December 31, 2023 to HK$4,893,759 (US$630,014) in the same period in 2024. During the fiscal year ended December 31, 2024, the number of customers of this service line increased by 16.7% compared to the same period in 2023. We provided hosting, support and maintenance services to our customers to whom we delivered the implementation of the new or customized trading platforms.

White label service revenue increased by HK$896,363 or 42.2% from HK$2,122,198 for the year ended December 31, 2023 to HK$3,018,561 in the same period in 2024. The Company provides white label services to customers by allowing them to add additional labels or brands to the trading platform services. This provides customers the highest flexibility to operate their trading platform business based on their individual business development strategy or marketing needs at a lower operating cost.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the years ended December 31, 2023 and 2024:

	For the years ended December 31,
	2023	2024	2024	Variance	% of variance
	HK$	HK$	US$	HK$
Internet services cost	1,575,284	1,441,293	185,550	(133,991)	(8.5)%
Employee-related costs	6,253,858	7,190,799	925,731	936,941	15.0%
Subscription costs	123,361	140,844	18,132	17,483	14.2%
Outsourcing fees	223,915	168,410	21,681	(55,505)	(24.8)%
Amortization of intangible assets	5,514,165	4,516,459	581,440	(997,706)	(18.1)%
Commission expenses	275,965	318,347	40,983	42,382	15.4%
Others	29,122	6,972	898	(22,150)	(76.1)%
Total cost of revenue	13,995,670	13,783,124	1,774,415	(212,546)	(1.5)%

Our cost of revenue decreased by HK$212,546, or 1.5%, from HK$13,995,670 for the year ended December 31, 2023 to HK$13,783,124 for the year ended December 31, 2024, which was predominantly driven by a reduction in amortization of intangible assets and internet services cost by HK$997,706 and HK$133,991, respectively, partially offset by a spike in employee compensation and benefits by HK$936,941.

Internet service cost

Internet service cost represented cost in relation to server hosting service provided by data center service providers as well as acquiring internet data lines from various service providers for internet access.

Employee-related costs

Employee-related costs consisted primarily of payroll and other personnel-related expenses of our staff to support our financial trading solution services. Our employee-related costs increased by HK$936,941 or 15.0% from HK$6,253,858 in the year ended December 31, 2023 to HK$7,190,799 in the same period of 2024 as we offered a bonus and salary increase to our staff as an appreciation for the uplisting in the U.S. equity market.

Subscription costs

Our subscription costs represented costs incurred for subscription payments for price or news feeds from news and financial market information providers. We will convert the raw data into usable data that can be used in our trading platform. The increase in subscription costs was due to a higher subscription service fee from financial market information providers.

Outsourcing fees

We may outsource some works to our related party and independent third parties. The outsourcing costs mainly represented the charges and fees paid to subcontractors who handled implementation work for us. The outsourcing fees decreased as we required fewer outsourcing services in the year ended December 31, 2024, which was in line with our decrease in revenue from initial set up, installation and customization services.

Amortization of intangible assets

Our amortization of intangible assets mainly represented the amortization of our in-house labor cost for developing financial trading solutions. Our amortization of intangible assets for the same period in 2024 fell as part of the intangible assets we had developed in the past was fully amortized.

Commission expenses

Commission expenses represented the fees we paid to business partners that bring new businesses to us. The commission is generally determined based on a certain percentage of revenue generated from customers referred by business partners.

Gross profit

Our total gross profit decreased by HK$5,663,313 or 31.5% from HK$17,965,507 for the year ended December 31, 2023 to HK$12,302,194 for the year ended December 31, 2024. The decrease in our gross profit was primarily due to the decrease in our revenue in 2024, particularly a shrink in demand for initial set up, installation and customization services. Our total gross profit margin decreased from 56.2% for the year ended December 31, 2023 to 47.2% for the year ended December 31, 2024. The shrink in our gross profit margin was primarily due to the decrease in revenue from our initial set up, installation and customization services.

Operating expenses

Our operating expenses consisted of the following:

	For the years ended December 31,
	2023	2024	2024	Variance	% of variance
	HK$	HK$	US$	HK$
Selling and marketing expenses	160,976	4,182,830	538,490	4,021,854	2,498.4%
Research and development expenses	11,373	172,810	22,247	161,437	1,419.5%
General and administrative expenses	11,110,942	27,317,790	3,516,844	16,206,848	145.9%
Total operating expenses	11,283,291	31,673,430	4,077,581	20,390,139	180.7%

Our selling and marketing expenses mainly represent the advertising, promotional and marketing expenses. Our selling and marketing expenses surged by HK$4,021,854, or 2,498.4%, from HK$160,976 for the year ended December 31, 2023 to HK$4,182,830 for the year ended December 31, 2024. In May 2024, in order to boost our revenue, we contracted the Consultants to assist us in exploring new customers and planning our business strategy, marketing and promotional activities.

Our research and development expense pertains to the project research stage and primarily consists of payroll and other personnel-related expenses of our software development team. Our research and development expenses increased by HK$161,437, or 1,419.50%, from HK$11,373 for the year ended December 31, 2023 to HK$172,810 (US$22,247) for the year ended December 31, 2024. We expect that our expenditures for research and development may increase in terms of monetary value as we intend to expand their software development capacity to continue to improve existing functions and develop new functions.

Our general and administrative expenses include the depreciation expenses of property and equipment, employee compensations, insurance, legal and professional fees, office expenses, rent and utilities, travel, allowance for credit losses, and others. Our general and administrative expenses rose by HK$16,206,848, or 145.9%, from HK$11,110,942 for the year ended December 31, 2023 to HK$27,317,790 (US$3,516,844) for the year ended December 31, 2024, largely driven by a surge in employee compensation and benefits of HK$8,476,269, insurance of HK$1,456,280, legal and professional fees of HK$5,097,600 and travel by HK$1,190,142. During the year ended December 31, 2024, we offered an appreciation bonus and compensation increase to our executives and staff. We also incurred additional insurance coverage costs for our directors and executives as well as audit fees, legal fees, transfer agent fee, investor relations, printing, and advisory fees subsequent to the completion of initial public offerings. Our travel expenses also increased during the year ended December 31, 2024, as our executives traveled for conferences, business meetings and IPO events in the U.S.

Other income (expenses)

Our other income (expenses) consists of the following:

	For the years ended December 31,
	2023	2024	2024	Variance	% of variance
	HK$	HK$	US$	HK$
Other income
Sundry income	82,103	29,275	3,769	(52,828)	(64.3)%
Commission income	364,819	-	-	(364,819)	(100.0)%
Government subsidies	34,261	-	-	(34,261)	(100.0)%
Others	29,719	65	8	(29,654)	(100.0)%
Other income	510,902	29,340	3,777	(481,562)	(94.3)%

Other expenses
Other expenses	52,961	188,485	24,265	135,524	255.9%
Other expenses	52,961	188,485	24,265	135,524	255.9%

Total other income (expenses), net	457,941	(159,145)	(20,488)	(617,086)	(134.8)%

Sundry income. The Operating Subsidiaries charged handling service fees for services provided to customers using the multi-asset trading software by the MT4/MT5 (forex trading platforms) service providers. Some customers requested the Operating Subsidiaries to subscribe to such services from the MT4/MT5 service providers and they, in turn, charged such customers. The sundry income was the net amount of sundry income from providing such handling services after deducting the expenses it incurred over the same period. The decrease in sundry income was mainly due to the fall in customers’ requests for such service.

Commission Income. Commission income represented the commission income received from our related party for business referred by us. We would charge a commission fee at an agreed percentage from the business referred by us to our related party. The decrease in commission income was mainly due to the decrease in sales referred by us in fiscal year 2024.

Government subsidies. Government subsidies primarily related to (i) one-off entitlements granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund (“ESS”) and (ii) funds for participation in promotion activities in 2023. The Operating Subsidiaries received government subsidies that totaled HK$34,261 and HK$nil for the years ended December 31, 2023 and 2024, respectively. The government subsidies for ESS were recognized as other income when they were received because we have (i) not implemented redundancies during the subsidy period; and (ii) spent all the wage subsidies on paying wages to employees. As the COVID-19 restrictions were released by the end of 2023, such government subsidies were no longer available in 2024.

Interest expenses, net

We incurred interest expenses on bank borrowings, which totalled HK$483,623 and HK$325,084 for the years ended December 31, 2023 and 2024, respectively, with an annual effective interest rate of 4.9% and 3.7% during the years ended December 31, 2023 and 2024, respectively. Our interest expense for the year ended December 31, 2024 was lower compared to the same period in 2023. Our lenders lowered the interest rate on our borrowings following the U.S. Federal Reserve slashing of the interest rate in September 2024. We also recorded interest income of HK$130,621 and HK$426,232 on bank deposits for the years ended December 31, 2023 and 2024, respectively. We earned higher bank interest income on fixed deposit accounts from the IPO proceeds we received in April 2024.

Income tax expenses

British Virgin Islands

Under the current and applicable laws of BVI, the Company is not subject to tax on income or capital gains.

China

The Company’s subsidiary, m-FINANCE Software (Shenzhen) Limited (“SZ WFOE”) established in the PRC is subject to PRC Enterprises Income Tax rate of 25% for the year ended December 31, 2023. SZ WFOE was deregistered on March 21, 2023.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Taxation in the statement of income represents:

	For the years ended December 31,
	2023	2024	2024	Variance	% of variance
	HK$	HK$	US$	HK$
Current tax	(5,877)	-	-	5,877	100.0%
Deferred tax	154,186	781,759	100,642	627,573	407.0%
Total income tax expense	148,309	781,759	100,642	633,450	427.1%

Our income tax increased by HK$633,450 from HK$148,309 for the year ended December 31, 2023 to HK$781,759 for the year ended December 31, 2024, primarily due to the tax depreciation and a full valuation allowance against the net operating loss carryforward.

Net income (loss). As a result of the foregoing, we reported net income of HK$6,628,881 for the years ended December 31, 2023 while net loss of HK$20,210,992 for the same period in 2024.

Other comprehensive income(loss). Income from foreign currency translation adjustment amounted to HK$17,866 and HK$3,964 for the years ended December 31, 2023 and 2024, respectively.

B. Liquidity and Capital Resources

As of the date of this annual report, we have financed our Operating Subsidiaries’ operations primarily through cash flows from operations and loans from banks. We plan to support our future operations primarily from cash generated from our operations and the net proceeds raised from our IPO.

As of December 31, 2024, we had cash and restricted cash in aggregate of HK$21,999,787 (US$2,832,213) compared to HK$6,810,418 as of December 31, 2023. We raised HK$44,376,168 (US$5,689,251), net of total IPO costs and an indemnity escrow in April 2024. In order to expand our market share and boost our sales in Asia, we entered into the Malaysia Consulting Agreement with the Malaysian Consultant and the China Consulting Agreement with the China Consultant, respectively, in May 2024. The total service fee for the Consulting Agreements is US$ 1.6 million (approximately HK$12.5 million), which will be amortized over the service period from the last week of May 2024 through May 2026. We generated a positive working capital of HK$16,962,651 (US$2,183,741) during the year December 31, 2024 compared to the negative working capital of HK$2,077,323 as of December 31, 2023, mainly due to the IPO proceeds received during fiscal year 2024.

We had an outstanding bank borrowing balance of HK$6,059,686 (US$780,113) as of December 31, 2024, of which HK$4,012,047 (US$516,504) will be payable within 12 months, and the remaining balance will be due in 15 months through 23 months following December 31, 2024. The effective interest rate for the year ended December 31, 2024 was 3.69%.

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

For the years ended December 31, 2022, 2023 and 2024, we had realized loss on disposal of financial assets at fair value and change in fair value on financial assets at fair value in the aggregate amounts of HK$1,157,650, HK$9,965 and HK$nil, respectively, from trading in foreign currencies, at fair value, with the intention to optimize a trading algorithm based on live market interactions. Algorithmic trading, also known as automated trading, is a type of trading that involves using computer programs to make trading decisions. These programs use advanced mathematical algorithms to analyze the market and execute trades automatically, without the need for human intervention. We believe that there will be increasing demand for algorithmic trading and more resources will be invested for enhancing the system. It appears that the clients engaged in leveraged foreign exchange trading prefer to enjoy the benefits brought along by information technology to obtain timely foreign exchange information, the latest market news and automated trading, and, hence, we have been enhancing our trading system’s stability and security to provide clients a reliable and safe platform for round the clock trading. Therefore, we optimize our trading algorithm through live trading in the real foreign exchange market, which allows us to test and refine our system in real-world conditions. The trades of foreign currencies conducted by the Operating Subsidiaries are denominated in the USD and are paired with currencies with strong liquidity traded in highly transparent markets, including such currencies as the EURO, USD, GBP, CHF, AUD and CAD, etc. We clear position limits and floating profit/loss limits are set to manage foreign exchange positions. The change in fair value on financial assets at fair value was mainly due to the increased volatility in the financial and currency market in 2022 and 2023. For the years ended December 31, 2022, 2023 and 2024, we traded foreign currencies of monthly average transaction amounts of US$120.7 million, US$0.3 million and US$nil, respectively. To minimize the risk of volatility of foreign currencies in the financial and currency market, we lowered our trading in foreign currencies for the year ended December 31, 2023, and did not initiate any trades of foreign currencies in the year ended December 31, 2024.

The monthly average number of transactions were 2,384 trades, 250 trades and nil for the years ended December 31, 2022, 2023 and 2024 respectively.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Net cash provided by (used in) operating activities	13,496,487	11,324,808	(21,877,518)	(2,816,473)
Net cash used in investing activities	(2,125,093)	(5,685,740)	(8,430,509)	(1,085,329)
Net cash (used in) provided by financing activities	(9,403,066)	(10,887,289)	45,493,432	5,825,558
Effect of exchange rate changes on cash	13,820	(5,092)	3,964	31,696
Net increase (decrease) in cash	1,982,148	(5,253,313)	15,189,369	1,955,452
Cash at the beginning of year	10,081,583	12,063,731	6,810,418	876,761
Cash at the end of year	12,063,731	6,810,418	21,999,787	2,832,213

Operating activities

Net cash used in operating activities was HK$21,877,518 for the year ended December 31, 2024, which was attributable to the following: (i) net loss of HK$20,210,992 for the year ended December 31, 2024; (ii) non-cash adjustments of HK$7,782,656 inclusive of depreciation of property and equipment, $96,880, amortization of intangible assets, HK$4,516,459, amortization of right-of-use assets, HK$1,494,383, provision for credit loss, HK$893,175 and deferred tax expense, HK$781,759; and (iii) a decrease in operating assets and liabilities of HK$9,449,182 which was driven by an increase in prepaid expenses related to two business development and marketing service agreements, HK$13,373,781, deposit payment, HK$13,300, income tax payment, HK$124,069 and lease payments, HK$1,500,000, offset by customer collections, HK$668,920, an increase in accrued expenses, HK$738,576 and an increase in advance receipts from customers, HK$4,154,472.

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

Net cash provided by operating activities amounted to HK$13,496,487 for the year ended December 31, 2022, mainly derived from (i) net income of HK$6,818,599 for the year ended December 31, 2022; (ii) various non-cash items of HK9,891,062, such as amortization of intangible assets of HK$6,160,391, amortization of right-of-use assets and interest of lease liabilities of HK$1,695,259, change in fair value on financial assets at fair value of HK$1,157,650, depreciation of property and equipment of HK$222,173 and deferred tax expenses of HK$158,490; and (iii) changes in operating assets and liabilities of HK$3,213,174. Changes in operating assets and liabilities mainly included (i) a decrease in operating lease liabilities of HK$1,663,674, mainly due to the recognition of operating lease expenses on a straight-line basis over the lease term; (ii) a decrease in contract liabilities of HK$1,275,002, due to the completion of projects near the year end; (iii) an increase in accounts receivable of HK$949,239, which was mainly due to more billing to customers based on services provided closer to the year end of December 31, 2022; (iv) a decrease in prepaid expenses and other current assets of HK$520,618, which was mainly due to the refund of a rental deposit for the expired lease and the timing of payments for internet service costs; and (v) an increase in tax payable of HK$229,355, which was primarily due to income tax expense accrued in the year ended December 31, 2022.

Investing activities

Net cash used in investing activities was HK$8,430,509 for the year ended December 31, 2024, inclusive of purchases of computer servers and equipment of HK$463,476 and additional labor costs for product and software development of HK$7,967,033.

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

Financing activities

Net cash provided by financing activities was HK$45,493,432 for the year ended December 31, 2024, which was driven by proceeds from the IPO of HK$58,500,012, offset by payments for deferred IPO costs of HK$9,139,510 and repayment of bank borrowings of HK$3,867,070.

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

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2024:

	Payments due by period
	Total	Less than 1 year	1-3 years
	HK$	HK$	HK$
Bank borrowings	6,228,431	4,158,599	2,069,832
Operating lease obligation	1,608,750	1,485,000	123,750
	7,837,181	5,643,599	2,193,582

	Payments due by period
	Total	Less than 1 year	1-3 years
	US$	US$	US$
Bank borrowings	801,838	535,371	266,467
Operating lease obligation	207,107	191,176	15,931
	1,008,945	726,547	282,398

Capital expenditures

For the years ended December 31, 2022, 2023 and 2024, we purchased HK$41,721, HK$48,157 and HK$463,476, respectively, of property and equipment mainly for use in our Operating Subsidiaries’ operations. For the years ended December 31, 2022, 2023 and 2024, we purchased HK$1,999, nil and nil, respectively, of intangible assets mainly for use in our Operating Subsidiaries’ operations. During the year ended December 31, 2024, we purchased additional computer equipment, servers and computer storage to improve the system performance of our financial trading solution platforms. Subsequent to December 31, 2024 and as of the date of this annual report, we did not purchase any material property and equipment, and intangible assets for operational use. We do not have any other material commitments to capital expenditures as of December 31, 2024 or as of the date of this annual report.

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

Provision for credit losses

We carry accounts receivable, prepaid expenses and deposits at the face amounts less a reserve for estimated credit losses. We estimated our reserve for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. To reflect the cumulative effects of the adoption of ASC 326, we recorded the balance of the reserve for credit losses was HK$497,099 as of January 1, 2023 and there is no material impact over the initial adoption of CECL model. During the year ended December 31, 2023, we recorded HK$998,020 adjustments for credit losses on the consolidated financial statement related to accounts receivable. As of December 31, 2023, the reserves for credit losses related to our accounts receivable, prepaid expenses-current and deposits-noncurrent were HK$1,495,119, nil and nil, respectively. During the year ended December 31, 2024, we recorded HK$789,993 (US$101,702), HK$100,154 (US$12,893), HK$3,028 (US$390) provision for credit losses related to our accounts receivable, prepaid expenses and deposits, respectively, on the consolidated statements of operations and comprehensive income (loss). As of December 31, 2024, the reserves for credit loss for our accounts receivable, prepaid expenses-current, prepaid expenses-noncurrent, deposits-current and deposits-noncurrent were HK$966,947 (US$124,483), HK$78,819 (US$10,147), HK$21,335 (US$2,747), HK$90 (US$12), and HK$2,938 (US$378), respectively.

Impairment assessment for the internally developed software

For the years ended December 31, 2022, 2023 and 2024, we capitalized the research and development costs of HK$5,993,675, HK$7,270,898 and HK$7,967,033, respectively, as intangible assets. Our internally developed software is amortized over its estimated useful lives and is reviewed for impairment if indicators of impairment arise. Indicators we reviewed included whether there was a significant change in the business environment as a whole, a significant adverse change in the extent or manner in which our assets are being used, a significant adverse change in legal factors affecting our assets and a cash flow loss. In performing its qualitative assessment, our management assessed that there is no impairment on any in progress projects or finalized projects due to continue business growth and the business is profitable. We did not recognize any impairment on intangible assets and in preparing its financial statements for the periods presented and we did not consider it reasonably likely these considerations would change significantly based upon our current outlook, the assessment of the recoverability of intangible assets did not involve a significant level of estimation uncertainty that had, or was reasonably likely to have had, a material impact on the financial condition or results of our operations for the years ended December 31, 2022, 2023 and 2024.

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

Directors and Executive Officers	Age	Position/Title
Tai Wai (Stephen) Lam	58	Chairman and Executive Director
Chi Weng Tam	53	Executive Director and Chief Executive Officer
Yun Pan Lau	50	Chief Financial Officer
Sum (Philip) Cheng	60	Independent Director
Lai Sum (Christina) Liu	71	Independent Director
Cheuk Ho Chan	58	Independent Director

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

Mr. Yun Pan Lau is the Chief Financial Officer of our Company and has more than 15 years of experience working in the financial industry in Hong Kong. Prior to joining the Company in March 2025, Mr. Lau worked as a financial controller at Eternity Investment Limited (HKEX: 764), a Hong Kong-based investment holding company principally engaged in money lending, securities investment, property development and investment in Hong Kong and China, and sales of jewelry products, between March 2009 and September 2024. Mr. Lau is a certified public accountant of the Hong Kong Institute of Certified Public Accountants and a qualified member of the Association of Chartered Certified Accountants. Mr. Lau received his Bachelor’s Degree in Business Administrative Management from the University of South Australia in 2004.

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

Controlled Company

Our biggest shareholder, Gaderway Investments Limited, owns 100% of the outstanding Class B Ordinary Shares and approximately 97.73% of the aggregate voting power of our outstanding Ordinary Shares as of the date of this annual report. As a result, we may be deemed to be a “controlled company” within the meaning of the NASDAQ listing standards. Gaderway Investments Limited, has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. If we are deemed to be a “controlled company”, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

B. Compensation

Tai Wai (Stephen) Lam (Executive Director)	$407,737
Chi Weng Tam (Chief Executive Officer and Executive Director)	$328,652
Sui Yee Yeung (Chief Financial Officer, resigned with an effective date on March 10, 2025)	$180,126
Yun Pan Lau (Chief Financial Officer, appointed on March 20, 2025)	$-

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

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5.0% of our Class A Ordinary Shares or Class B Ordinary Shares

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 4,204,775 Class A Ordinary Shares outstanding and 9,046,892 Class B Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares or Class B Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them.

	Class A Number	Class B Number		Percent of Class A	Percentage of Class B	Percent of Total Voting Power*
Directors And Executive Officers:
Tai Wai (Stephen) Lam	—	5,567,457	(1)	—	61.54%	60.14%
Chi Weng Tam	—	3,479,435	(1)	—	38.46%	37.59%
Yun Pan Lau (Appointed on March 20, 2025)	—	—		—	—	—
Sum (Philip) Cheng	—	—		—	—	—
Lai Sum (Christina) Liu	—	—		—	—	—
Cheuk Ho Chan	—	—		—	—	—
Directors and Executive Officers as a group:	—	9,046,892		—	100%	97.73%
5% Shareholders:
Gaderway Investments Limited	—	9,046,892	(1)	—	100%	97.73%

(1)	These shares are held by Gaderway Investments Limited, a British Virgin Islands company, approximately 61.54% of which is held by Mr. Tai Wai (Stephen) Lam and approximately 38.46% by Mr. Chi Weng Tam, each of whom is a director of Gaderway Investments Limited. They collectively hold the voting powers (and dispositive powers) over the Class B Ordinary Shares held by Gaderway Investments Limited. The registered address of Gaderway Investments Limited is: Vistra Corporate Services Centre, Wickham Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

*	Holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share. Holders of Class B Ordinary Shares are entitled to 20 votes per one Class B Ordinary Share.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Related Parties

a. Accounts receivable – a related party

As of December 31, 2023 and 2024, the balances of accounts receivable from a related party were as follows:

		2023	2024	2024
		HK$	HK$	US$
PrimeTime Global Technologies Limited	(1)	410,899	-	-

(1)	PrimeTime Global Technologies Limited, indirectly controlled by Gaderway Investments Limited, the shareholder of the Company. The balance represented the accounts receivable from PrimeTime Global Technologies Limited for the subscription income and commission income. The balances as of December 31, 2022 and 2023 have been settled on May 10, 2023 and February 22, 2024, respectively. For details, please refer to “d. Related Party Transactions” below.

b. Due to a related party

As of December 31, 2023 and 2024, the balances of amounts due to a related party were as follows:

		2023	2024	2024
		HK$	HK$	US$
Gaderway Investments Limited	(1)	306,110	306,110	39,408

(1)	Gaderway Investments Limited, the shareholder of the Company. The balance represented the amount advance to the Company. These amounts were unsecured, interest-free and repayable on demand.

c. Related Party Transactions

The following is a list of related parties which the Company has transactions with:

(a)	PrimeTime Global Technologies Limited, indirectly controlled by Gaderway Investments Limited, the shareholder of the Company.
(b)	PrimeTime Global Markets Limited, indirectly controlled by Gaderway Investments Limited, the shareholder of the Company.

For the years ended December 31, 2022, 2023 and 2024, the related party transactions were as follows:

		2022	2023	2024	2024
	Note	HK$	HK$	HK$	US$
Outsourcing fee paid to PrimeTime Global Technologies Limited (a)	1	113,410	-	-	-
Outsourcing fee paid to PrimeTime Global Markets Limited (b)	1	191,795	-	-	-
Subscription fee paid to PrimeTime Global Markets Limited (b)	2	290,160	-	-	-
Subscription fee received from PrimeTime Global Technologies Limited (a)	3	180,015	46,080	-	-
Sales commission received from PrimeTime Global Technologies Limited (a)	4	235,194	364,819	-	-

During the years ended December 31, 2022 and 2023, the Company declared dividends to its shareholders. No dividend was declared in the year ended December 31, 2024. For details, please refer to Note 13. Shareholders’ Equity in the consolidated financial statements.

Notes:

1.	The Company outsourced some works to the related parties, PrimeTime Global Markets Limited and PrimeTime Global Technologies Limited for handling software implementation work and supporting services including quality assurance, technical support and maintenance services for the Company and the related parties charged an outsourcing fee for providing such services. Since the Company wants to focus on its human resources for the developing new functions and upgrading existing functions, it outsources some of its ancillary works to related parties and independent third parties. The outsourcing fee was recorded as an outsourcing fee in the cost of revenue.
2.	PrimeTime Global Markets Limited charged the Company for a subscription fee when the Company used PrimeTime Global Markets Limited’s white label services. While PrimeTime Global Markets Limited provided white label hosting support services, the related party transaction is conducive to the stability of the operation of the Company’s white label services. The subscription fee was recorded as an expense to net off against the sundry income as other income incurred over the same period.
3.	The Company charged PrimeTime Global Technologies Limited for a subscription fee when it used the subscription services of the Company. The subscription income was recorded as revenue.
4.	The Company charged PrimeTime Global Technologies Limited for sales commission from business referred by the Company. The Company will charge a commission fee at an agreed upon percentage from the sales amount referred by the Company to PrimeTime Global Technologies Limited. The sales commission was recorded as commission income in the other income.

d.	Personal guarantees from related parties for bank loans

Tai Wai (Stephen) Lam and Chi Weng Tam, the executives and directors of the Company as well as the shareholders of Gaderway Investments Limited, have jointly or severally provided personal guarantees for several bank loans of the Company. For details, please refer to Note 10.

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since April 22, 2024 under the symbol “MFI.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since April 22, 2024 under the symbol “MFI.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association and the description of differences in corporate laws contained in Exhibits 1.1 and 2.2 attached to this annual report.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations.”

E. Taxation

The following summary of material British Virgin Islands, Hong Kong, and United States federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local, and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of:

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

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following discussion is a brief summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by a U.S. Holder (as defined below) that has acquired our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This brief discussion is based upon existing U.S. federal tax law as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Class A Ordinary Shares. The following brief summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a market-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	holders who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	investors that will hold our Class A Ordinary Shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

●	persons holding their Class A Ordinary Shares in connection with a trade or business outside the United States;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

●	investors required to accelerate the recognition of any item of gross income with respect to their Class A Ordinary Shares as a result of such income being recognized on an applicable financial statement;

●	investors that have a functional currency other than the U.S. dollar;

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders (defined below) that have purchased our Class A Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in our IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in our IPO) on any particular quarterly testing date for purposes of the asset test.

Based on our operations, and the composition of our income and assets (taking into account the current income generated from our investment products purchased from banks), we believe we are not a PFIC for the current taxable year, and we do not believe for the foreseeable future under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable year. With the cash we raised in our IPO, together with any other assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash raised in our IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash raised in our IPO) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed below “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including NASDAQ. If the Class A Ordinary Shares continue to be regularly traded on NASDAQ and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions if made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is an income tax treaty between the United States and the British Virgin Islands, clause (1) above is satisfied. Further, under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report. We did not issue or declare any dividends for the current year.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distributions made in the future will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares.

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

The Company and all distributions, interest and other amounts paid by the Company to persons who are not tax resident in the British Virgin Islands will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the Class A Ordinary Shares in the Company owned by them and dividends received on such Class A Ordinary Shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

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

For the years ended December 31, 2022, 2023 and 2024, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

For the year ended December 31, 2022, one customer accounted for approximately 18.0% of the Company’s total revenue. For the year ended December 31, 2023 and 2024, no customer accounted for over 10% of the Company’s total revenue.

Three customers’ accounts receivable accounted for 40.3%, 16.8% and 16.2% of the total accounts receivable as of December 31, 2024, respectively.

Two customers’ accounts receivable accounted for 13.9% and 10.1% of the total accounts receivable as of December 31, 2023, respectively.

For the years ended December 31, 2022, 2023 and 2024, no vendor accounted for over 10% of the Company’s total purchase.

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

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On September 6, 2024, our shareholders approved the re-designation and re-classification of the ordinary shares beneficially held by Gaderway Investments Limited into 9,046,892 Class B Ordinary Shares, each with 20 votes per share, and the ordinary shares held by other shareholders into 4,204,775 Class A Ordinary Shares, each with one vote per share, on a one for one basis. These matters have previously been disclosed in our current reports on Form 6-K filed with the SEC on September 11, 2024 and August 16, 2024, which are incorporated herein by reference. See “Item 10. Additional Information” for a description of the rights of securities holders.

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

We incurred approximately $1.8 million in an indemnity escrow and expenses in connection with our initial public offering, which included approximately $0.5 million in underwriting discounts and commissions, approximately $0.08 million in expenses paid to or for the underwriter’s non-accountable expenses, approximately $0.2 million in other expenses and approximately $0.1 million paid for underwriter’s legal counsel service fee. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the initial public offering were approximately $5.7 million, after deducting underwriting discounts, an indemnity escrow and the offering expenses.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of December 31, 2024, our disclosure controls and procedures were not effective. Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2024 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. However, in connection with the audits of our consolidated financial statements as of December 31, 2022 and 2023, we and our former independent registered public accounting firm, Marcum Asia, identified certain material weaknesses in our internal control over financial reporting PCAOB of the United States. In connection with the audits of our consolidated financial statements as of December 31, 2024, we identified certain material weaknesses in our internal control over financial reporting PCAOB of the United States.  A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2024, we identified the material weaknesses related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned; and (3) inadequate segregation of duties for certain key functions due to limited staff and resources.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Yu Certified Public Accountant, P.C, our independent registered public accounting firm, since July 23, 2024, and Marcum Asia CPAs LLP, our independent registered public accounting firm, since September 1, 2022, for the periods indicated.

Yu Certified Public Accountant, P.C

	For the Years Ended December 31,
	2024	2023
Audit fees (1)	$170,000	$-
Total	$170,000	$-

Marcum Asia CPAs LLP

	For the Years Ended December 31,
	2024	2023
Audit fees (1)	$-	$240,000
Total	$-	$240,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2023.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 23, 2024 (the “Dismissal Date”), the Company’s audit committee approved the dismissal of MarcumAsia and approved the engagement of Yu Certified Public Accountant, P.C (“Yu CPA”) on July 23, 2024 to serve as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2024.

MarcumAsia’s report on the Company’s financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the fiscal years ended December 31, 2023 and 2022 and in the subsequent interim period through the Dismissal Date, there were no disagreements with MarcumAsia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to MarcumAsia’s satisfaction, would have caused MarcumAsia to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the fiscal years ended December 31, 2023 and 2022 and in the subsequent interim period through the Dismissal Date, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management under Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2024.

The Company has provided MarcumAsia with a copy of the above disclosure and requested that MarcumAsia furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of MarcumAsia’s letter was filed as Exhibit 16.1 to the Form 6-K filed on July 30, 2024, and is incorporated by reference herein.

During the fiscal years ended December 31, 2023 and 2022 and any subsequent interim periods prior to the engagement of Yu CPA, neither the Company, nor someone on behalf of the Company, has consulted Yu CPA regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that Yu CPA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted Yu CPA regarding any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F..

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

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the British Virgin Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Class A Ordinary Shares and the Trading Market — As a foreign private issuer, we are permitted to rely on exemptions from certain NASDAQ Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our Class A Ordinary Shares.”

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

Item 16K. CYBERSECURITY

We have established processes to assess, identify, and manage material risks arising from cybersecurity threats. These processes are fully integrated into our overall risk management framework, ensuring a cohesive approach to identifying vulnerabilities and mitigating potential risks. Our cybersecurity risk management system is overseen by our cybersecurity committee, which is composed of senior system managers and senior system engineers, with updates provided to senior management and the board of directors.

To enhance our risk management capabilities, we, from time to time, engage third-party consultants, assessors, and auditors to perform regular cybersecurity assessments and penetration testing. These external experts provide valuable insights and recommendations, which are promptly addressed to strengthen our defenses.

We have implemented processes to monitor and oversee risks related to cybersecurity threats associated with third-party service providers. This includes conducting thorough due diligence during vendor selection and ongoing monitoring of their cybersecurity practices to ensure alignment with our standards.

Although we have not experienced any material cybersecurity incidents as of the date of this annual report, we remain vigilant to the evolving threat landscape. We continuously assess the potential impact of cybersecurity risks on our business strategy, operational results, and financial condition. Any material cybersecurity risks or incidents would be promptly disclosed in alignment with regulatory requirements.

We believe that our approach with respect to the management of cybersecurity risks reflects our commitment to safeguarding our operations, data, and stakeholder interests in the face of increasing cybersecurity challenges.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company and the Operating Subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum of Association
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission on August 22, 2023)
2.2*	Description of Securities
4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission on August 22, 2023)
4.2	Form of Employment Agreement between the Registrant and its executive Directors (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission on August 22, 2023)
4.3	2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission on August 22, 2023)
4.4	Instruments of Transfer among Gaderway and the Investors and between Lo Wing Sang and Miu Man Cheung (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission on February 22, 2024)
4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission on October 16, 2023)
4.6*	The Malaysia Consulting Agreement, dated as of May 20, 2024, by and between mF International Limited and CAKL Holdings Sdn Bhd (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-42027) filed with the Securities and Exchange Commission on October 16, 2024)
4.7*	English Translation of the China Consulting Agreement, dated as of May 22, 2024, by and between mF International Limited and Shenzhen Yijincheng Business Consulting Co., Ltd. (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-42027) filed with the Securities and Exchange Commission on October 16, 2024)
8.1	Subsidiaries (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission on August 22, 2023)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission on August 22, 2023)
11.2	Insider Trading Policy of the Registrant (incorporated herein by reference to Exhibit 11.2 to the Form 20-F (File No. 001-42027) filed with the Securities and Exchange Commission on May 15, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Form 20-F (File No. 001-42027) filed with the Securities and Exchange Commission on May 15, 2024)
101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

mF International Limited

	By:	/s/ Chi Weng Tam
Chi Weng Tam
Chief Executive Officer and Executive Director
(Principal Executive Officer)

Date: April 23, 2025

mF INTERNATIONAL LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

mF International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of mF International Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”), as of December 31, 2024, the related consolidated statement of comprehensive (loss) income, consolidated statement of shareholders’ equity, and consolidated statement of cash flows, for the year ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2024, and the results of its operations and its cash flows, for the year ended December 31, 2024, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Yu Certified Public Accountant, P.C. (PCAOB ID: 5910)

We have served as the Group’s auditor since 2024.

New York, New York
April 23, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

mF International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of mF International Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2023, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We served as the Company’s auditor from 2022 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022) through 2024.

New York, New York

May 15, 2024

mF International Limited and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2023 and 2024

	As of December 31,
	2023	2024	2024
	HK$	HK$	US$
Assets
Current assets
Cash	6,810,418	19,659,787	2,530,966
Restricted cash	-	2,340,000	301,247
Accounts receivable, net	2,579,475	1,120,562	144,259
Prepaid expenses and deposits, current, net	371,143	10,540,963	1,357,025
Investment at fair value	343,862	343,862	44,268
Total current assets	10,104,898	34,005,174	4,377,765

Non-current assets
Property and equipment, net	36,511	403,107	51,895
Intangible assets, net	15,336,589	18,787,163	2,418,626
Operating lease right-of-use assets	2,957,515	1,563,916	201,336
Prepaid expenses and deposits, non-current, net	431,972	3,546,051	456,512
Deferred initial public offering (“IPO”) costs	4,984,334	-	-
Total non-current assets	23,746,921	24,300,237	3,128,369

Total assets	33,851,819	58,305,411	7,506,134

Liabilities and Shareholders’ Equity
Current liabilities
Accrued expenses and other current liabilities	1,782,265	2,520,843	324,529
Amounts due to a related party	306,110	306,110	39,408
Bank borrowings, current	3,863,852	4,012,047	516,504
Contract liabilities, current	4,619,690	8,669,448	1,116,089
Operating lease liabilities, current	1,392,826	1,440,666	185,469
Tax payable	217,478	93,409	12,025
Total current liabilities	12,182,221	17,042,523	2,194,024

Non-current liabilities
Contract liabilities, non-current	-	104,714	13,481
Bank borrowings, non-current	6,062,904	2,047,639	263,609
Operating lease liabilities, non-current	1,570,307	123,249	15,867
Deferred tax liabilities	2,292,955	3,074,714	395,833
Total non-current liabilities	9,926,166	5,350,316	688,790

Total liabilities	22,108,387	22,392,839	2,882,814

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Ordinary shares, authorized to issue an unlimited number of Ordinary Shares of no par value, 11,585,000 and 13,251,667 shares issued and outstanding as of December 31, 2023 and 2024	3,900	3,900	500
Additional paid-in capital	2,042,379	46,418,547	5,950,729
Retained earnings (accumulated deficit)	9,778,545	(10,432,447)	(1,350,016)
Accumulated other comprehensive loss	(81,392)	(77,428)	22,107
Total shareholders’ equity	11,743,432	35,912,572	4,623,320

Total liabilities and shareholders’ equity	33,851,819	58,305,411	7,506,134

The accompanying notes are an integral part of these consolidated financial statements.

mF International Limited and Subsidiaries

Consolidated Statements of Operation and Comprehensive Income (Loss)

For the Years Ended December 31, 2022, 2023 and 2024

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Revenue	34,931,827	31,961,177	26,085,318	3,358,178
Cost of revenue	16,512,702	13,995,670	13,783,124	1,774,415
Gross profit	18,419,125	17,965,507	12,302,194	1,583,763

Operating expenses
Selling and marketing expenses	161,791	160,976	4,182,830	538,490
Research and development expenses	80,012	11,373	172,810	22,247
General and administrative expenses	10,634,851	11,110,942	27,317,790	3,516,844
Total operating expenses	10,876,654	11,283,291	31,673,430	4,077,581
Income (loss) from operations	7,542,471	6,682,216	(19,371,236)	(2,493,818)

Other income (expenses)
Other income (expense), net	1,265,200	457,941	(159,145)	(20,488)
Realized loss on disposal of financial assets at fair value	-	(7,874)	-	-
Change in fair value on financial assets at fair value	(1,157,650)	(2,091)	-	-
Interest (expense) income, net	(443,577)	(353,002)	101,148	13,022
Total other (expenses) income, net	(336,027)	94,974	(57,997)	(7,466)

Income (loss) before income taxes	7,206,444	6,777,190	(19,429,233)	(2,501,284)
Income tax expenses	(387,845)	(148,309)	(781,759)	(100,642)
Net income (loss)	6,818,599	6,628,881	(20,210,992)	(2,601,926)

Other comprehensive income (loss)
Foreign currency translation adjustment	7,496	17,866	3,964	32,528
Comprehensive income (loss)	6,826,095	6,646,747	(20,207,028)	(2,569,398)

Weighted average shares outstanding – basic and diluted*	11,585,000	11,585,000	12,726,553	12,726,553

Earnings (loss) per share – basic and diluted*	0.589	0.572	(1.59)	(0.20)

*	Giving retroactive effect to the 1 for 231.7 share split effected on August 11, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

mF International Limited and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2022, 2023 and 2024

	Ordinary Shares
	Shares *	Amount	Additional Paid-in Capital	Amounts due from related parties	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
		HK$	HK$	HK$	HK$	HK$	HK$
Balance as of January 1, 2022	11,585,000	3,900	2,042,379	(24,231,643)	29,774,589	(106,754)	7,482,471

Net income	-	-	-	-	6,818,599	-	6,818,599

Repayment from related parties	-	-	-	6,117,332	-	-	6,117,332

Dividend declared	-	-	-	18,114,311	(28,114,311)	-	(10,000,000)

Foreign currency translation adjustments	-	-	-	-	-	7,496	7,496

Balance as of December 31, 2022	11,585,000	3,900	2,042,379	-	8,478,877	(99,258)	10,425,898

Net income	-	-	-	-	6,628,881	-	6,628,881

Dividend declared	-	-	-	-	(5,329,213)	-	(5,329,213)

Foreign currency translation adjustments	-	-	-	-	-	17,866	17,866

Balance as of December 31, 2023	11,585,000	3,900	2,042,379	-	9,778,545	(81,392)	11,743,432

Proceeds from the IPO	1,666,667	-	58,500,012	-	-	-	58,500,012

Deferred IPO costs	-	-	(14,123,844)	-	-	-	(14,123,844)

Net loss	-	-	-	-	(20,210,992)	-	(20,210,992)

Foreign currency translation adjustments	-	-	-	-	-	3,964	3,964

Balance as of December 31, 2024	13,251,667	3,900	46,418,547	-	(10,432,447)	(77,428)	35,912,572
		US$	US$	US$	US$	US$	US$
Balance as of December 31, 2024	13,251,667	500	5,950,729	-	(1,350,016)	22,107	4,623,320

*	Giving retroactive effect to the 1 for 231.7 share split effected on August 11, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

mF International Limited and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2022, 2023 and 2024

		For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Cash flows from operating activities:
Net income (loss)	6,818,599	6,628,881	(20,210,992)	(2,601,926)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property and equipment	222,173	134,951	96,880	12,472
Amortization of intangible assets	6,160,391	5,514,165	4,516,459	581,441
Amortization of right-of-use assets and interest of lease liabilities	1,695,259	1,633,106	1,494,383	192,384
Realized loss on disposal of financial assets at fair value	-	7,874	-	-
Change in fair value on financial assets at fair value	1,157,650	2,091	-	-
Allowance for credit losses	497,099	998,020	893,175	114,985
Deferred tax expense	158,490	154,186	781,759	100,642

Changes in operating assets and liabilities:
Accounts receivable	(949,239)	(2,444,125)	668,920	86,116
Prepaid expenses	520,618	(38,978)	(13,373,781)	(1,721,718)
Deposits	-	47,104	(13,300)	(1,712)
Accrued expenses and other current liabilities	(75,232)	(61,981)	738,576	95,083
Contract liabilities	(1,275,002)	420,517	4,154,472	534,839
Tax payable	229,355	(11,877)	(124,069)	(15,972)
Operating lease liabilities	(1,663,674)	(1,659,126)	(1,500,000)	(193,107)
Net cash provided by (used in) operating activities	13,496,487	11,324,808	(21,877,518)	(2,816,473)

Cash flows from investing activities:
Purchase of property and equipment	(41,721)	(48,157)	(463,476)	(59,667)
Costs to obtain and develop software	(5,993,675)	(7,270,898)	(7,967,033)	(1,025,662)
Purchase of intangible asset	(1,999)	-	-	-
Purchase of investment at fair value	(156,000)	-	-	-
Disposals of investment at fair value	4,068,302	1,633,315	-	-
Net cash used in investing activities	(2,125,093)	(5,685,740)	(8,430,509)	(1,085,329)

Cash flows from financing activities:
Advance from or repayment to related parties	6,117,332	-	-	-
Repayment to a related party	(3,900)	-	-	-
Dividend paid	(10,000,000)	(5,329,213)	-	-
Deferred IPO costs	(3,119,900)	(1,864,434)	(9,139,510)	(1,176,604)
Proceeds from initial public offering	-	-	58,500,012	7,500,002
Repayment of bank borrowings	(2,396,598)	(3,693,642)	(3,867,070)	(497,840)
Net cash (used in) provided by financing activities	(9,403,066)	(10,887,289)	45,493,432	5,825,558

Effect of exchange rate changes on cash	13,820	(5,092)	3,964	31,696

Net increase (decrease) in cash	1,982,148	(5,253,313)	15,189,369	1,955,452

Cash, beginning of year	10,081,583	12,063,731	6,810,418	876,761

Cash, end of year	12,063,731	6,810,418	21,999,787	2,832,213

Supplemental disclosure information:
Cash paid for income tax	-	-	124,069	15,972
Cash paid for interest	451,403	483,623	325,084	41,851
Supplemental non-cash in investing and financing activities:
Operating lease right-of-use assets, obtained in exchange for operating lease obligations	3,194,319	2,824,383	2,835,821	365,079
Dividend payable which was settled by netting off against the outstanding amounts due from related parties	18,114,311	-	-	-

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

As of December 31, 2024, the Company has direct or indirect interests in the following subsidiaries:

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

Initial Public Offering (“IPO”)

On April 24, 2024, the Company completed its IPO of 1,666,667 Ordinary Shares at a public offering price of $4.50 per share on Nasdaq Capital Market under the symbol “MFI.” It received net proceeds of $5,689,251 (HK$44,376,168) after deducting underwriting discounts, commissions, legal fees, investor relations and indemnity escrow of $1,234,108 (HK$9,626,043), as well as deferred offering costs of $576,643 (HK$4,497,815). Deferred, direct offering costs were capitalized and consisted of fees and expenses incurred in connection with the sale of our Ordinary Shares in the IPO, including the legal, accounting, printing and other offering-related costs. Upon completion of the IPO, these deferred offering costs were reclassified from current assets to shareholders’ equity and recorded against the net proceeds from the offering.

Re-designation and Re-classification

On September 6, 2024, the Company’s shareholders approved the re-designation and re-classification of the ordinary shares beneficially held by Gaderway Investments Limited into 9,046,892 Class B Ordinary Shares, each with 20 votes per share, and the ordinary shares held by other shareholders into 4,204,775 Class A Ordinary Shares, each with one vote per share, on a one for one basis.

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

In the consolidated financial statements, the financial information of the Company and other entities located outside of the Hong Kong has been translated into HK$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the period. Gains or losses resulting from foreign currency transactions are included in the accompanying consolidated statement of operation and comprehensive income (loss).

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Convenience Translation

Translations of amounts in the consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7677, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

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

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash, accounts receivable, deposits, operating lease, prepaid expenses and other current assets, contract liabilities, income tax payable, amounts due to a related party, accrued expenses, bank borrowings, and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2023 and 2024 owing to their short-term nature or present value of the assets and liabilities.

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

		As of December 31, 2023
	Level 1	Level 2	Level 3	Balance at fair value
	HK$	HK$	HK$	HK$
Assets
Investment at fair value - Foreign exchange investment	343,862	-	-	343,862

		As of December 31, 2024
	Level 1	Level 2	Level 3	Balance at fair value
	HK$	HK$	HK$	HK$
Assets
Investment at fair value - Foreign exchange investment	343,862	-	-	343,862

	US$	US$	US$	US$
Investment at fair value - Foreign exchange investment	44,268	-	-	44,268

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Cash

Cash include cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation with original maturities of less than three months. The Company maintains the bank accounts in Hong Kong. Effective October 1, 2024, cash balances in bank accounts in Hong Kong are protected up to HK$800,000 per account holder in each bank which is a member of the Hong Kong Deposit Protection Scheme.

Restricted Cash

Restricted cash represents an indemnity escrow that was funded by the Company and held by the escrow agent for the purpose of satisfying the indemnification obligations of the Company pursuant to the underwriting agreement in connection with the IPO. The escrow will be refundable in 18 months following the close of the initial public offering on April 24, 2024.

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

The Company carries accounts receivable at the face amounts less an allowance for estimated credit losses. The Company estimated its allowance for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Upon the adoption of ASC 326 on January 1, 2023, the Company recorded HK$998,020 adjustments for credit losses related to accounts receivable on the consolidated financial statement. As of December 31, 2023 and 2024, the allowance for credit losses was HK$1,495,119 and HK$966,947 (US$124,483), respectively. A receivable balance is written off when deemed uncollectable, which typically means once a customer cannot be reached and there has been no payment activity on the account for over 365 days. During the year ended December 31, 2024, the Company wrote off its accounts receivable in an amount of HK$1,318,165 (US$169,698), which was deemed uncollectible.

Prepaid expenses and deposits

Prepaid expenses represent advance payments made to the service providers for the IT solution services and the vendors for certain prepaid services such as marketing and insurance. Deposits include utility and rental security deposits made to an electrical company and a lessor for the Company’s office leased since January 2022. The office lease that was renewed in January 2024 will expire in January 2026. Accordingly, such payments are classified as non-current. The security deposits will be refunded to the Company upon the termination of the electrical services, the termination or expiration of the lease agreement as well as the delivery of the vacant leased properties to the lessor by the Company.

Prepaid expenses and deposits are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2023, management believes that the Company’s prepaid expenses and deposits were not impaired, and there is no material impact over the initial adoption of CECL model in view of the advanced payments made to the service providers for the IT solution and insurance services and the vendors for certain prepaid services were mainly for the coming 12 months and the risk of relatively low.

As of December 31, 2024, the Company’s incurred significant advance payments to the lessor and service providers for marketing and legal and professional services and recorded the current portion prepaid expenses and deposits, net and non-current portion of prepaid expenses and deposits, net in the amount of HK$10,540,963 (US$1,357,025) and HK$3,546,051 (US$456,512), respectively. To estimate the expected credit losses related to the prepaid expenses and deposits, the Company identified the nature of the individual prepaid expense and deposit item and measured the relevant risk characteristics of its prepaid expenses and deposits with low risk, medium risk, high risk and default. For each pool of prepaid expense and deposit, the Company considered its historical loss experience with the vendor, current and future business conditions and economic environment in which the vendor operates as well as specific industry factors as of the date this report was issued. The Company also evaluated the external data and macroeconomic factors. As of December 31, 2024, the Company anticipated that the expected credit risk of prepaid expenses and deposits as low and recognized a provision for credit losses for its current portion of prepaid expenses and deposits and non-current portion of prepaid expenses and deposits in an amount of HK$78,909 (US$10,158) and HK$24,273 (US$3,125), respectively.

Deferred IPO costs

Deferred IPO costs consist primarily of direct expenses paid to attorneys, consultants, underwriters, and other parties related to the Company’s IPO. The balance will be offset with the proceeds received at the closing of the IPO. The Company completed its IPO on April 24, 2024, and reclassified its deferred offering costs, HK$14,123,843 (US$1,818,278), from non-current assets to shareholders’ equity and recorded against the net proceeds from the offering.

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss) in other income or expenses.

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

The Company evaluates annually its intangible assets for potential impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. There were no impairments of intangible assets as of December 31, 2022, 2023 and 2024.

The estimated useful lives of intangible assets are as follows:

Internally developed software	3 years
Software	3 years

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended December 31, 2022, 2023 and 2024.

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

The following table presents disaggregated information of revenues by business lines for the years ended December 31, 2022, 2023 and 2024, respectively:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Initial set up, installation and customization services	7,140,076	8,973,079	2,700,199	347,619
Subscriptions	11,414,976	11,445,019	11,419,059	1,470,070
Hosting, support and maintenance services	4,186,369	4,338,184	4,893,759	630,014
Liquidity services	6,699,586	2,626,516	1,902,895	244,975
White label services	1,889,188	2,122,198	3,018,561	388,604
Quotes/news/package subscription services	3,601,632	2,456,181	2,150,845	276,896
Total revenue	34,931,827	31,961,177	26,085,318	3,358,178

Revenue disaggregated by timing of revenue recognition for 2022, 2023 and 2024 is disclosed in the table below:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Point in time	6,699,586	2,626,516	1,902,895	244,975
Over time	28,232,241	29,334,661	24,182,423	3,113,203
Total revenue	34,931,827	31,961,177	26,085,318	3,358,178

The Company also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less. There is no loss contract for the three years ended December 31, 2022, 2023 and 2024. As of December 31, 2022 and 2023, all contracts of the Company were with an original expected duration within one year. As of December 31, 2024, we recorded HK$104,714 (US$13,481) in the non-current portion of contract liabilities for the contracts with an original expected duration of over one year.

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

Other Income (expense), net

Government subsidies primarily relate to (i) one-off entitlement granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund in 2022 and (ii) funds for participation in promotion activities in 2023. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. If an employer fails to use all the subsidies received to pay the wages of his/her employees, the Hong Kong Government will claw back the unspent balance of the subsidy. If the total number of employees on the payroll in any one month of the subsidy period is less than the “committed headcount of paid employees”, the employer will have to pay a penalty to the Hong Kong Government. The Company has (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to its employees. There was no unfulfilled conditions nor other contingencies attached to the ESS funding. Government subsidies received and recognized as other income totaled HK$734,059, HK$34,261 and HK$nil for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The Company believes there were no uncertain tax positions as of December 31, 2023 and 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. In general, the Inland Revenue Department of Hong Kong has up to seven years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2018 to 2024 of the Company’s Hong Kong subsidiaries remain open to examination by the taxing jurisdictions. The Company is not currently under examination by an income tax authority, nor has it been notified that an examination is contemplated.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2023 and 2024, there were no dilutive shares.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company translating its financial statements from functional currency into reporting currency.

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

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Segment Reporting

In accordance with ASC 280, Segment Reporting, an operating segment is identified as a component of an enterprise of which separate financial information and operating results are available and regularly reviewed by the Company’s chief operating decision maker (“CODM”). The Company has one operating and reportable segment with one business activity – sale of financial trading solutions via internet or platform to customers. The Company’s CODM is its Chief Executive Officer. The Company’s CODM reviews financial information presented on a consolidated basis. The CODM uses the consolidated income or loss from operations and net income (loss) to evaluate financial performance, make decisions and allocate resources. The CODM also reviews the functional expenses such as selling and marketing expenses, research and development expenses and general and administrative expenses at the consolidated level to manage the Company’s operations. All the Company’s assets are located in Hong Kong and all of the Company’s revenues and expenses were derived in Hong Kong. The CODM does not use asset or liability information in assessing the Company’s operating segment.

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

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash, restricted cash, accounts receivable, prepaid expenses and deposits. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash with financial institutions located in Hong Kong. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

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

For the years ended December 31, 2022, 2023 and 2024, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

For the year ended December 31, 2022, one customer accounted for approximately 18.0% of the Company’s total revenue. For the years ended December 31, 2023 and 2024, no customer accounted for over 10% of the Company’s total revenue.

Three customers’ accounts receivable accounted for 40.3%, 16.8% and 16.2% of the total accounts receivable as of December 31, 2024, respectively.

Two customers’ accounts receivable accounted for 13.9% and 10.1% of the total accounts receivable as of December 31, 2023, respectively.

For the years ended December 31, 2022 and 2023, no vendor accounted for over 10% of the Company’s total purchase. For the year ended December 31, 2024, no vendor accounted for over 10% of the Company’s total cost of revenue.

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

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Standards adopted by the Company

The ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures provides improvements to reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple measures of segment profit or loss, provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The ASU should be adopted retrospectively to all periods presented in the financial statements unless it is impracticable to do so. The Company adopted this guidance during the year ended December 31, 2024. The impact of the adoption of this guidance was not material to our financial position or results of operations, as the requirements impact only segment reporting disclosures in our notes to financial statements. See Segment Reporting above for further details.

Recently Issued Accounting Standards, not yet Adopted by the Company

The ASU 2025-01: Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) issued in January 2025 clarified the effective date of ASU 2024-03 published on November 4, 2024. ASU 2024-03 expanded the disclosure of financial statements under ASC 220-40 and requires public business entities (“PBE”) to provide a disaggregated disclosure of certain expense captions into specified categories in disclosure within the footnote to the financial statements while it does not change the expense captions on the face of the income statement. In the footnote to the financial statements, PBEs are required to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization (DD&A) recognized as part of oil- and gas-producing activities or other types of depletion expenses. The tabular disclosure would also include certain other expenses, when applicable. This ASU will be effective for PBEs for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is allowed. The Company is evaluating the impact of the adoption of this guidance in its consolidated financial statements.

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

Notes to Consolidated Financial Statements

3. Accounts Receivable, net

Accounts receivable, net consisted of the following at December 31:

	2023	2024	2024
	HK$	HK$	US$
Accounts receivable	4,074,594	2,087,509	268,742
Less: provision for credit losses	(1,495,119)	(966,947)	(124,483)
Accounts receivable, net	2,579,475	1,120,562	144,259

The movement of provision for credit losses are as follows:

	2023	2024	2024
	HK$	HK$	US$
Balance at beginning of the year ended December 31	497,099	1,495,119	192,479
Write-offs	(497,099)	(1,318,165)	(169,698)
Addition	1,495,119	789,993	101,702
Balance at end of the year ended December 31	1,495,119	966,947	124,483

4. Contract Liabilities

Contract liabilities consisted of the following at December 31:

	2023	2024	2024
	HK$	HK$	US$
Billings in advance of performance obligation under contracts, current	4,619,690	8,669,448	1,116,089
Billings in advance of performance obligation under contracts, non-current	-	104,714	13,481

The Company’s contract liabilities include payments received in advance of performance under trading solution service contracts which will be recognized as revenue as the Company executed the trading solution services with customers under the contract, as well as the deferred installation and customization service fee received from trading solution services.

The movement in contract liabilities is as follows:

	2023	2024	2024
	HK$	HK$	US$
Balance at beginning of the year ended December 31	4,199,173	4,619,690	594,731
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(4,199,173)	(6,388,598)	(822,457)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	4,619,690	10,543,070	1,357,296

Balance at end of the year ended December 31	4,619,690	8,774,162	1,129,570
Less: Amount expected to be recognized as revenue beyond 12 months	-	(104,714)	(13,481)
Amount expected to be recognized as revenue in 12 months	4,619,690	8,669,448	1,116,089

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

5. Prepaid Expenses and Deposits, net

Prepaid expenses and deposits, net consisted of the following as of December 31:

2023
HK$
Rental and utility deposits	431,972
Prepayments	371,143
803,115
Less: amount classified as long term deposit	(431,972)
Prepaid expense and other current asset	371,143

	2024	2024
	HK$	US$
Rental and utility deposits	445,272	57,323
Prepayments	-	-
Prepaid insurance	863,840	111,209
Prepaid legal and professional fees	4,043,686	520,577
Prepaid marketing	8,731,108	1,124,027
Prepaid repair and maintenance	80,737	10,394
Prepaid others	25,553	3,290
Total prepaid expenses and deposits	14,190,196	1,826,819
Less: provision for credit losses	(103,182)	(13,283)
Prepaid expenses and deposits, net	14,087,014	1,813,537
Less: amount classified as prepaid expenses and deposits, non-current	(3,546,051)	(456,512)
Prepaid expense and other current assets, current	10,540,963	1,357,025

Prepaid expenses and deposits, non-current, net comprised of the following as of December 31:

	2024	2024
	HK$	US$
Rental deposits	431,972	55,611
Prepaid legal and professional fees	682,500	87,864
Prepaid marketing	2,414,082	310,785
Prepaid repair and maintenance	41,770	5,377
Prepaid expenses and deposits, non-current	3,570,324	459,637
Less: provision for credit losses	(24,273)	(3,125)
Prepaid expenses and deposits, noncurrent, net	3,546,051	456,512

The movement of provision for credit losses was as follows:

	2023	2024	2024
	HK$	HK$	US$
Balance at beginning of the year ended December 31	-	-	-
Addition	-	103,182	13,283
Balance at end of the year ended December 31	-	103,182	13,283

6. Property and Equipment, net

Property and equipment, stated at cost less accumulated depreciation, consisted of the following as of December 31:

	2023	2024	2024
	HK$	HK$	US$
Computer equipment	2,151,472	2,560,271	329,605
Furniture and fixture	590,217	590,217	75,983
Office equipment	90,057	90,057	11,594
Leasehold improvements	652,073	652,073	83,946
Less: accumulated depreciation	(3,447,308)	(3,489,511)	(449,233)
Net book value	36,511	403,107	51,895

Depreciation expense of property and equipment totaled HK$222,173, HK$134,951 and HK$96,880 (US$12,472) for the years ended December 31, 2022, 2023 and 2024, respectively. During the year ended December 31, 2024, the Company disposed of a computer server with a cost of HK$54,677, which was acquired before the fiscal year ended December 31, 2012 and was fully depreciated. The Company did not sell the equipment; accordingly, no gain or loss for this disposal was recorded. No impairment charge was recognized for any of the periods presented.

7. Intangible Assets, net

Intangible assets, stated at cost less accumulated amortization, consisted of the following as of December 31:

	2023	2024	2024
	HK$	HK$	US$
Software	223,381	223,381	28,757
Internally developed software	62,688,252	70,655,285	9,096,037
Less: accumulated amortization	(47,575,044)	(52,091,503)	(6,706,168)
	15,336,589	18,787,163	2,418,626

Amortization expense of intangible assets totaled HK$6,160,391, HK$5,514,165 and HK$4,516,459 (US$581,441) for the years ended December 31, 2022, 2023 and 2024, respectively. No impairment charge was recognized for any of the periods presented.

Amortization expense expected for the next five years is as follows:

Twelve months ending December 31,	HK$	US$
2025	4,411,930	567,983
2026	6,309,871	812,322
2027	4,608,778	593,326
2028	3,456,584	444,995
Total	18,787,163	2,418,626

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

8. Leases

The Company leases office under non-cancelable operating lease agreement. Pursuant to the new lease standard ASC 842-10-55, this lease is treated as operating leases. The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. Management determined the incremental borrowing rate was 4.84% and 4.88% for the lease that began in 2023 and 2024, respectively. This lease is on a fixed payment basis. None of the leases include contingent rentals.

Description of lease	Lease term
Office in Wanchai, Hong Kong	3 years from January 31, 2019 to January 30, 2022
Office at Wanchai, Hong Kong	2 years from January 31, 2022 to January 30, 2024
Office at Wanchai, Hong Kong	2 years from January 31, 2024 to January 30, 2026

(a) Amounts recognized in the consolidated balance sheet:

	2023	2024	2024
	HK$	HK$	US$
Right-of-use assets	2,957,515	1,563,916	201,336

Operating lease liabilities - current	1,392,826	1,440,666	185,469
Operating lease liabilities - non-current	1,570,307	123,249	15,867

Weighted average remaining lease term (in years)	2.08	1.08
Weighted average discount rate (%)	4.84	4.88

(b) A summary of lease cost recognized in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) and supplemental cash flow information related to operating leases is as follows:

	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Amortization charge of right-of-use assets	1,601,824	1,597,585	1,404,578	180,823
Interest of lease liabilities	93,435	35,521	89,805	11,561
Cash paid for operating leases	1,663,674	1,659,126	1,500,000	193,107
Operating lease right-of-use assets, obtained in exchange for operating lease liabilities	3,194,319	2,824,383	2,835,821	365,079

(c) The following table shows the remaining contractual maturities of the Company’s operating lease liabilities as of December 31, 2024:

	HK$	US$
2025	1,485,000	191,176
2026	123,750	15,931
Total future lease payments	1,608,750	207,107
Less: imputed interest	(44,834)	(5,771)
Present value of operating lease liabilities	1,563,916	201,336

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

9. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of December 31:

	2023	2024	2024
	HK$	HK$	US$
Accrued bonus	1,319,259	2,068,692	266,320
Accrued commission	-	75,713	9,747
Accrued employee benefits	-	99,512	12,811
Accrued legal and professional fee	168,000	-	-
Accrued network and data services	-	146,857	18,906
Accrued others	295,006	130,069	16,745
Total accrued expenses and other payables	1,782,265	2,520,843	324,529

10. Bank Borrowings

Components of bank borrowings are as follows as of December 31:

	2023	2024	2024
	HK$	HK$	US$
Bank of Communications (Hong Kong) Limited – Loan 1 (1)	4,031,479	2,358,837	303,673
Standard Chartered Bank (Hong Kong) Limited – Loan 2 (2)	3,140,250	1,917,055	246,798
Standard Chartered Bank (Hong Kong) Limited – Loan 3 (3)	2,114,745	1,414,102	182,049
Standard Chartered Bank (Hong Kong) Limited – Loan 4 (4)	640,282	369,692	47,593
Total	9,926,756	6,059,686	780,113

Less: current portion of long-term bank borrowings	(3,863,852)	(4,012,047)	(516,504)
Non-current portion of long-term bank borrowings	6,062,904	2,047,639	263,609

(1)	On April 25, 2019, m-FINANCE borrowed HK$11,000,000 as working capital for 7 years from April 25, 2019 to April 24, 2026 at an annual interest rate of 4.25% (2023: 4.125%) under the loan agreement with Bank of Communications (Hong Kong) Limited signed on April 16, 2019. The loan was secured by personal guarantee from Tai Wai (Stephen) Lam, who is the director and shareholder of the Company.
(2)	On December 22, 2020, m-FINANCE borrowed HK$5,000,000 as working capital for 60 months from December 22, 2020 to June 20, 2026 at an annual interest rate of 3.00% (2023: 2.75%) under the loan agreement with Standard Chartered Bank (Hong Kong) Limited. The loan was secured by personal guarantees from Tai Wai (Stephen) Lam and Chi Weng Tam, who are the directors and shareholders of the Company.
(3)	On November 2, 2021, mFTT borrowed HK$2,847,150 as working capital for 5 years from November 2, 2021 to November 2, 2026 at an annual interest rate of 3.00% (2023: 2.75%) under the loan agreement with Standard Chartered Bank (Hong Kong) Limited. The loan was secured by personal guarantees from Tai Wai (Stephen) Lam, who is one of the directors and shareholders of the Company.
(4)	On May 31, 2021, m-FINANCE borrowed HK$1,000,000 as working capital for 5 years from May 31, 2021 to May 31, 2026 at an annual interest rate of 3.00% (2023: 2.75%) under the loan agreement with Standard Chartered Bank (Hong Kong) Limited. The loan was secured by personal guarantees from Tai Wai (Stephen) Lam, who is one of the directors and shareholders of the Company.

Interest expenses pertaining to the above bank borrowings for the years ended December 31, 2022, 2023 and 2024 amounted to, HK$443,577, HK$483,623 and HK$325,084 (US$41,851), respectively. The weighted average annual interest rate for the years ended December 31, 2022, 2023 and 2024 was 3.3%, 4.87% and 3.69%, respectively.

Maturities of the bank borrowings were as follows:

	HK$	US$
2025	4,158,599	535,371
2026	2,069,832	266,467
Total bank borrowings repayments	6,228,431	801,838
Less: imputed interest	(168,745)	(21,725)
Total	6,059,686	780,113

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

11. Income Taxes

British Virgin Islands

Under the current and applicable laws of BVI, the Company is not subject to tax on income or capital gains.

China

The Company’s subsidiary, m-FINANCE Software (Shenzhen) Limited (“SZ WFOE”), established in the PRC, was subject to PRC Enterprises Income Tax rate of 25% for the years ended December 31, 2022 and 2023. This entity was deregistered on March 21, 2023.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

The components of the income tax provision are as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Current tax
Hong Kong	229,355	(5,877)	-	-
Total current tax	229,355	(5,877)	-	-

Deferred tax:
Hong Kong	158,490	154,186	781,759	100,642
Total deferred tax	158,490	154,186	781,759	100,642
Total income tax expense	387,845	148,309	781,759	100,642

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Deferred tax assets:
- Depreciation of property and equipment	85,519	92,438	25,168	3,240
- Net operating loss carry forwards	-	145,144	2,852,133	367,179
Total deferred tax assets	85,519	237,582	2,877,301	370,419
Less: valuation allowance	-	-	(2,852,133)	(367,179)
Deferred tax assets, net	85,519	237,582	25,168	3,240

Deferred tax liabilities:
- Amortization of capitalized development costs	(2,238,187)	(2,530,537)	(3,099,882)	(399,073)
Deferred tax liabilities, net	(2,152,668)	(2,292,955)	(3,074,714)	(395,833)

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

As of December 31, 2024, the Company had net operating loss carry-forward of HK$17,285,658 (US$2,225,325), including HK$17,078,112 (US$2,198,606) and HK$207,546 (US$26,719) from m-FINANCE and mFTT, respectively. These losses can offset future taxable income and can be carried forward indefinitely under the current tax legislation in Hong Kong. Due to the unstable macroeconomic situation, the Company determined that it is more likely than not that the Company may not earn sufficient taxable income to offset its net operating loss carryforward. Accordingly, it applied a full valuation allowance against its net operating loss carryforward.

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

Notes to Consolidated Financial Statements

11. Income Taxes (Continued)

Reconciliation between the provision for income taxes computed by applying the Hong Kong Profits Tax rate of 16.5% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	HK$	HK$	HK$	US$
Profit (loss) before income taxes	7,206,444	6,777,190	(19,429,233)	(2,501,284)
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	1,189,063	1,118,236	(3,205,824)	(412,711)
Reconciling items:
Tax effect of income that is not taxable	(115,120)	(42,605)	(24,777)	(3,190)
Tax effect of expenses that are not deductible (2)	752,329	587,035	527,337	67,888
The effect of tax rates in different tax jurisdictions	8,250	4,950	2,241,106	288,516
Research and development credit (1)	(1,318,956)	(1,529,698)	(1,644,560)	(211,718)
Effect of two-tier tax rate	(85,438)	-	-	-
Change in valuation allowance	(84,710)	-	2,852,133	367,179
Others	42,427	10,391	36,344	4,678
Income tax expenses	387,845	148,309	781,759	100,642

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2022, 2023 and 2024.

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

(2)	These non-deductible expenses included on non-deductible IPO expenses, allowance for credit losses and penalty and entertainment.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

12. Related Party Balance and Transactions

As of December 31, 2023 and 2024, the balances of accounts receivable from a related party were as follows:

a. Accounts receivable – a related party

		2023	2024	2024
		HK$	HK$	US$
PrimeTime Global Technologies Limited	(1)	410,899	-	-

(1)	PrimeTime Global Technologies Limited, indirectly controlled by Gaderway Investments Limited, the shareholder of the Company. The balance represented the accounts receivable from PrimeTime Global Technologies Limited for the subscription income and commission income. The balance as at December 31, 2022 and 2023 has been settled on May 10, 2023 and February 22, 2024, respectively. For details, please refer to “e. Related Party Transactions” below.

b. Due to a related party

As of December 31, 2023 and 2024, the balances of amounts due to a related party were as follows:

		2023	2024	2024
		HK$	HK$	US$
Gaderway Investments Limited	(1)	306,110	306,110	39,408

(1)	Gaderway Investments Limited, the shareholder of the Company. The balance represented the amount advance to the Company. These amounts were unsecured, interest-free and repayable on demand.

c. Related Party Transactions

The following is a list of related parties which the Company has transactions with:

(a)	PrimeTime Global Technologies Limited, indirectly controlled by Gaderway Investments Limited, the shareholder of the Company.
(b)	PrimeTime Global Markets Limited, indirectly controlled by Gaderway Investments Limited, the shareholder of the Company.

For the years ended December 31, 2022, 2023 and 2024, the related party transactions were as follows:

		2022	2023	2024	2024
	Note	HK$	HK$	HK$	US$
Outsourcing fee paid to PrimeTime Global Technologies Limited (a)	1	113,410	-	-	-
Outsourcing fee paid to PrimeTime Global Markets Limited (b)	1	191,795	-	-	-
Subscription fee paid to PrimeTime Global Markets Limited (b)	2	290,160	-	-	-
Subscription fee received from PrimeTime Global Technologies Limited (a)	3	180,015	46,080	-	-
Sales commission received from PrimeTime Global Technologies Limited (a)	4	235,194	364,819	-	-

During the years ended December 31, 2022 and 2023, the Company declared dividends to its shareholders. No dividend was declared in the year ended December 31, 2024. For details, please refer to Note 13. Shareholders’ Equity.

Notes:

1.	The Company outsourced some works to the related parties, PrimeTime Global Markets Limited and PrimeTime Global Technologies Limited for handling software implementation work and supporting services including quality assurance, technical support and maintenance services for the Company and the related parties charged an outsourcing fee for providing such services. Since the Company wants to focus on its human resources for developing new functions and upgrading existing functions, it outsources some of its ancillary works to related parties and independent third parties. The outsourcing fee was recorded as an outsourcing fee in the cost of revenue.
2.	PrimeTime Global Markets Limited charged the Company a subscription fee when the Company used PrimeTime Global Markets Limited’s white label services. While PrimeTime Global Markets Limited provided white label hosting support services, the related party transaction is conducive to the stability of the operation of the Company’s white label services. The subscription fee was recorded as an expense to net off against the sundry income as other income incurred over the same period.
3.	The Company charged PrimeTime Global Technologies Limited a subscription fee when it used the subscription services of the Company. The subscription income was recorded as revenue.
4.	The Company charged PrimeTime Global Technologies Limited for sales commission from business referred by the Company. The Company will charge a commission fee at an agreed upon percentage from the sales amount referred by the Company to PrimeTime Global Technologies Limited. The sales commission was recorded as commission income in the other income.

mF International Limited and Subsidiaries

Notes to Consolidated Financial Statements

d. Personal guarantees from related parties for bank loans

Tai Wai (Stephen) Lam and Chi Weng Tam, the executives and directors of the Company, as well as the shareholders of Gaderway Investments Limited, have jointly or severally provided personal guarantees for several bank loans of the Company. For details, please refer to Note 11.

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

As a result, there are total 11,585,000 ordinary shares issued and outstanding as of December 31, 2023. The issuance of these 11,585,000 ordinary shares is considered as part of the Reorganization of the Company, which was retrospectively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

On April 22, 2024, the Company completed its IPO of 1,666,667 ordinary shares at a public offering price of $4.5 per ordinary share on Nasdaq Capital Market under the symbol “MFI”. As a result of the offering, the outstanding and issued ordinary shares of the Company increased to 13,251,667. The Company received net proceeds of $5,689,251 (HK$44,376,168) from the offering after deducting underwriting discounts, commissions, legal fees, investor relations, other related expenses, an indemnity escrow and deferred IPO costs (see Note 2).

On September 6, 2024, the Company’s shareholders approved the re-designation and re-classification of the ordinary shares beneficially held by Gaderway Investments Limited into 9,046,892 Class B Ordinary Shares, each with 20 votes per share, and the ordinary shares held by other shareholders into 4,204,775 Class A Ordinary Shares, each with one vote per share, on a one for one basis.

Dividend

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

Notes to Consolidated Financial Statements

14. Commitments and Contingencies

Commitments

As of December 31, 2024, the Company did not have any significant capital and other commitments.

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

15. Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2024 up through the date the Company issued the consolidated financial statements. Other than the event disclosed above, there was no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

