Form 20-F
period 2025-12-31
mF International Ltd
filed 2026-06-29
CIK 1940941

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
2308, 23/F, The Center, 99 Queen’s Road Central,
Central, Hong Kong
(+852) 6810-1055
(Address of principal executive offices)
Dawei Yuan, Chief Executive Officer
Telephone: (+852) 5619 0241
Email: david@mfint.co
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
An aggregate of 49,045,623 Class A ordinary shares, no par value, were outstanding as of December 31, 2025.
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
Yes ☐ No ☒
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☐ No ☒
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
*If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION
In this annual report on Form 20-F, unless the context otherwise requires, references to:
•“$,” “dollars,” “USD”, “US$” or “U.S. dollars” are to the legal currency of the United States.
•“AUD” are to the legal currency of Australia;
•“Bitcoin” or “BTC” means the first decentralized digital asset and proof-of-work native token used as a medium of exchange and store of value on the Bitcoin blockchain.
•“Bitcoin Cash” or “BCH” means a fork of Bitcoin that was created to enable faster transactions and increased block size, aimed at facilitating everyday payments.
•“Binance Coin” or “BNB” means the native digital asset of the Binance exchange, used for trading fee discounts and various applications within the Binance ecosystem.
•“BVI Act” are to the BVI Business Companies Act, 2004 (as amended);
•“BVI” are to the British Virgin Islands;
•“CAD” are to the legal currency of Canada;
•“CAT” are to CAT Strategy Limited, a Hong Kong company incorporated on August 15, 2025 and a wholly-owned subsidiary of mF International;
•“CHF” are to the legal currency of Switzerland and Liechtenstein;
•“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau, unless referencing specific laws and regulations adopted by the PRC. The same legal and operational risks associated with operations in China may also apply to operations in Hong Kong;
•“Class A Ordinary Shares” are to the Class A Ordinary Shares of mF International Limited, with no par value;
•“Class B Ordinary Shares” are to the Class B Ordinary Shares of mF International Limited, with no par value;
•“Company,” “mF International,” “we”, “us”, or “our,” are to mF International Limited, a British Virgin Islands holding company, and to describing our consolidated financial information;
•“digital assets” means digital assets, blockchain-based tokens, cryptocurrencies, and other similar blockchain-based asset equivalents.
•“Digital Asset Operating Subsidiaries” are to CAT and iBCH (as defined below), wholly-owned subsidiaries of mF International, unless otherwise specified;
•“Ethereum” or “ETH” means the native digital asset on the Ethereum network.
•“EURO” are to the legal currency of 21 of the 27 member states of the European Union;
•“GBP” are to the legal currency of the United Kingdom and nine of its associated territories;
•“HK$”, “HKD” and “HK Dollar” are to the legal currency of Hong Kong;
•“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;
•“iBCH” are to iBCH Inc. (formerly known as "Master Info Limited"), a British Virgin Islands company incorporated on August 15, 2025 and a wholly-owned subsidiary of mF International;

•“Legacy Operating Subsidiaries” are to m-FINANCE, mFTT, OTX, wholly-owned subsidiaries of mF International, unless otherwise specified;
•“mainland China” are to mainland China of the PRC, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
•“Memorandum and Articles” are to the current memorandum and articles of association of mF International;
•“mF” or “m-FINANCE” are to m-FINANCE Limited, a Hong Kong company incorporated on February 11, 2002 and a wholly-owned subsidiary of mF International;
•“mFTT” are to m-FINANCE Trading Technologies Ltd., a Hong Kong company incorporated on March 21, 2013 and a wholly-owned subsidiary of mF International through m-FINANCE;
•“NZD” are to the legal currency of New Zealand, the Cook Islands, Niue, the Ross Dependency, Tokelau, and a British territory, the Pitcairn Islands;
•“Operating Subsidiaries” are to the Legacy Operating Subsidiaries and the Digital Asset Operating Subsidiaries;
•“Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares, collectively;
•“OTX” are to Omegatraders Systems Limited, a Hong Kong company incorporated on December 10, 2009 and a wholly-owned subsidiary of mF International through m-FINANCE;
•“PRC government” are to the government of mainland China, for the purposes of this annual report only;
•“PRC laws and regulations” or “PRC laws” are to the laws and regulations of mainland China;
•“RMB” and “Renminbi” are to the legal currency of mainland China;
•“SZ WFOE” are to m-FINANCE Software (Shenzhen) Limited, a mainland China company incorporated on March 27, 2014 and a wholly-owned subsidiary of m-FINANCE before de-registration;
•“TRON” or “TRX” means the native cryptocurrency of the TRON network, designed to create a decentralized platform for content sharing and entertainment;
•“Tether” or “USDT” refers to the stablecoin issued by Tether Limited, pegged to the U.S. dollar, enabling stable transactions on blockchain networks;
•“USD Coin” or “USDC” refers to the stablecoin issued by Circle Internet Financial LLC, which is pegged to the U.S. dollar for stable transactions;
•“U.S. GAAP” refers to generally accepted accounting principles in the United States;
•“World Liberty Financial USD” or “USD1” means the stablecoin issued by World Liberty Financial, providing a digital equivalent to the U.S. dollars for various financial transactions; and
•“XAU” refers to internationally accepted code for spot gold traded on the foreign exchange market.
We do not have any material operations of our own. We are a holding company with operations conducted through our Operating Subsidiaries in Hong Kong and the British Virgin Islands using Hong Kong dollars, the currency of Hong Kong, and U.S. dollars. Some of the reporting currency of the Operating Subsidiaries is in Hong Kong dollars. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Translations of amounts in the consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from HK$ into US$ as of and for the years ended December 31, 2025 and 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7833 and US$1 = HK$7.7677 , respectively, as published in H.10 statistical release of the

United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Part I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
Item 3. KEY INFORMATION
Our Corporate History
mF International is a BVI business company limited by shares and established under the laws of the British Virgin Islands on June 15, 2022. It is a holding company with no business operations of its own. mF International, through its wholly-owned subsidiaries m-FINANCE, mFTT, OTX, CAT Strategy Limited and iBCH Inc. conducts business operations in Hong Kong. A reorganization of the legal structure of the Company (the “Reorganization”) was completed on August 22, 2022. Prior to the Reorganization, our main Hong Kong subsidiary, m-FINANCE, with its three subsidiaries mFTT, OTX and SZ WFOE, was ultimately controlled by Gaderway Investments Limited.
As part of the Reorganization, mF International was incorporated under the laws of the British Virgin Islands on June 15, 2022, and being interspersed between Gaderway Investments Limited and m-FINANCE. Consequently, mF International became the holding company of m-FINANCE, with its three subsidiaries on August 22, 2022. The Company and its subsidiaries resulting from Reorganization have always been under the common control of the same controlling shareholder, Gaderway Investments Limited, before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.
m-FINANCE was incorporated in 2002 to provide financial trading solutions, including real-time mission critical forex, bullion/commodities trading platform solutions, financial value-added services, mobile applications and financial information for brokers and institutional clients in the region. After several years of operations, m-FINANCE had accumulated sufficient financial resources, and it established three wholly owned subsidiaries, OTX, mFTT and SZ WFOE in 2009, 2013 and 2014, respectively, for the purpose of increasing business efficiencies and diversification. In 2020, SZ WFOE applied for deregistration and the process of deregistration was completed in March 2023.
On August 15, 2025, mF International Limited established two subsidiaries, CAT Strategy Limited, a Hong Kong limited liability company, and iBCH Inc., a British Virgin Islands limited liability company, to introduce investment management. As of the date of this annual report, we conduct our business operations through our Operating Subsidiaries in Hong Kong and the British Virgin Islands.
History of Share Issuances
The Company was established under the laws of the British Virgin Islands on June 15, 2022. The authorized number of ordinary shares was unlimited with no par value per share. On June 15, 2022, the Company issued 50,000 ordinary shares to Gaderway Investments Limited, for a consideration of US$0.01 per share.
On August 11, 2023, our shareholders approved a share split of our outstanding ordinary shares at a ratio of 1:231.7, which became effective immediately, resulting in 11,585,000 Ordinary Shares issued and outstanding after the share split. All references to ordinary shares, options to purchase ordinary shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in this annual report to reflect the split of our ordinary shares as if it had occurred at the beginning of the earlier period presented.
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
On May 22, 2025 a share purchase agreement was entered into, pursuant to which all of our Class B ordinary shares, representing approximately 97.73% of the aggregate voting power of the outstanding ordinary shares of the Company, were sold by Gaderway Investments Limited to Fire Lucky Investment Co., Ltd. for US$7,800,000 in cash.
On July 7, 2025 we announced a consolidation, which was effective July 10, 2025 of all of the Company’s issued and outstanding 4,204,775 Class A ordinary shares of no par value, each with one vote per share, and 9,046,892 Class B ordinary shares of no par value, each with 20 votes per share, on an 8:1 basis (the “Share Consolidation”), which was approved by the Company’s board of directors and shareholders on May 30, 2025. As a result of the Share Consolidation, each of the 4,204,775 Class A ordinary shares and 9,046,892 Class B ordinary shares will automatically be consolidated into 525,623 Class A ordinary shares of no par value, each with one vote per share (the “Class A Ordinary Shares”), and 1,130,862 Class B ordinary shares of no par value, each with 20 votes per share (the “Class B Ordinary Shares”), respectively, without any action on the part of the shareholders.
On November 21, 2025, the Company announced a $500.0 million private placement, or PIPE, with accredited institutional and individual investors in connection with its plans to initiate a digital asset treasury strategy. The PIPE closed on December 1, 2025 and involved the sale of 500 million of the Company’s class A ordinary shares and Pre-Funded Warrants at a purchase price of $10.00 per class A ordinary share. The Company received aggregate gross proceeds of $500.0 million from the PIPE, before deducting offering expenses. The Company intends to use the net proceeds primarily to fund the acquisition of Bitcoin cash (BCH) and the establishment of the Company’s digital asset treasury operations, as well as for working capital, general corporate and other purposes.
The following diagram illustrates our corporate structure as of the date of this annual report.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in the section captioned “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
Risks Associated with our Corporate Structure and being based in Hong Kong
We are not a Chinese or Hong Kong operating company but a holding company incorporated in the British Virgin Islands, or the BVI. We do not conduct any business operations. Our shareholders are only directly investing in us, the holding company, and may never hold equity interests in our operating subsidiaries. As a limited company with no material operations, all our business operations are conducted by our Operating Subsidiaries in Hong Kong. This structure involves unique risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that such event could cause the value of such securities to significantly decline or become worthless. Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. For example, the PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Given the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline or be worthless. Additionally, any further control over offerings conducted overseas and/or foreign investment impacting the Operating Subsidiaries in Hong Kong by the Hong Kong government could result in a material change in our operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money. See “— D. Risk Factors —Risks Related to Our Corporate Structure — Substantially all of the Operating Subsidiaries’ operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may intervene in or influence such operations at any time, which could result in a material change in the operations of the Operating Subsidiaries and/or the value of our Class A Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.”
The Operating Subsidiaries conduct a substantial amount of their business operations in Hong Kong, with less than 10% of their total customers in mainland China. Accordingly, we do not expect that the PRC laws and regulations currently have any material impact on the business of our subsidiaries, financial condition and results of operations. However, in the event that we or the Operating Subsidiaries were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or the Operating Subsidiaries might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. Currently, we remain subject to certain legal and operational risks associated with most of the Operating Subsidiaries being based in Hong Kong and having a substantial amount of their operations to date in Hong Kong. Recently, the Chinese regulatory entities have imposed more control over the Hong Kong legal system. Additionally, the legal and operational risks associated with mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would be applicable to our Company or our subsidiaries in Hong Kong. These risks could result in material changes in the operations of the Operating Subsidiaries and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, the PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement, which may in the future impact the Operating Subsidiaries’ ability to conduct business, or our ability to accept foreign investments or list on a U.S. or other foreign exchange if we were to become subject to such regulations. On February 17, 2023, with the approval of the State Council, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. As of the date of this annual report, we are not subject to the filing procedures under the Trial Measures and there are no effective laws or regulations in the PRC explicitly require our Company or the Operating Subsidiaries in Hong Kong to seek approvals from the CSRC or any other PRC governmental authorities for our future overseas offering plans. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impacts such modified or new laws and regulations will have on the business operations of the Operating Subsidiaries, our ability to accept foreign investments and the continued listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. If it is later determined that we are required by the Trial Measures to submit to the CSRC and complete the filing procedures with respect to any offering and continued listing, we cannot assure you that we will be able to complete such filings in a timely manner or even at all. Any failure by us to comply with such filing requirements under the Trial Measures may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities. Moreover, if certain PRC laws and regulations were to become applicable to a company such as mF International or the Operating Subsidiaries in the future, the application of such laws and regulations may have a material adverse impact on the business of our subsidiaries, our financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities, including the Class A Ordinary Shares, to significantly decline or become worthless. See “— D. Risk Factors — Risks Related to Our Corporate Structure — The PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of the Operating Subsidiaries and any changes in such laws and regulations and interpretations may impair their ability to operate profitably, which could result in a material negative impact on such operations and/or the value of our securities.”, “— D. Risk Factors — Risks Related to Doing Business in Hong Kong — The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact the Operating Subsidiaries”, and “— D. Risk Factors — Risks Related to Doing Business in Hong Kong — The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.”
Furthermore, our Class A Ordinary Shares may be prohibited from trading on a national exchange or in the over-the-counter trading market in the United States under the Holding Foreign Companies Accountable Act (the “HFCA Act”), as amended by the Accelerating Holding Foreign Companies Accountable Act (the “Accelerating HFCA Act”), if the Public Company Accounting Oversight Board (United States) (the “PCAOB”), determines that it cannot inspect or fully investigate our auditors for two consecutive years beginning in 2022. As a result, an exchange may determine to delist our securities. Additionally, our securities may be prohibited from trading if our auditor cannot be fully inspected as more stringent criteria have been imposed by the SEC and the PCAOB, recently. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which became effective on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. For example, on December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the PCAOB signed a Statement of Protocol (SOP) Agreement with the CSRC and China’s Ministry of Finance (the “SOP Agreement”). The SOP Agreement established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by former President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for foreign companies to comply with PCAOB audits under the HFCA Act from what was originally three years to two, thus reducing the time period before their securities may be prohibited from trading or delisted. Our former auditors for fiscal 2023, Marcum Asia CPAs LLP (“Marcum Asia”), and 2024 Summit Group CPAs, P.C. (formally known as "Yu Certified Public Accountant, P.C."), are headquartered in New York, the United States while our new auditor, Enrome LLP, is headquartered in Singapore and have been inspected by the PCAOB on a regular basis. However, we cannot assure you that the NASDAQ Capital Market or other regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment in the future. See “— D. Risk Factors — Risks Related to Our Class A Ordinary Shares and the Trading Market — Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the HFCA Act if the Public Company Accounting Oversight Board determines that it cannot inspect or fully investigate our auditors for two consecutive years beginning in 2022 and, as a result, an exchange may determine to delist our securities. The delisting of our Class A Ordinary Shares, or the threat of being delisted, may materially and adversely affect the value of your investment.”
Dividend Distributions, Cash Transfer, and Tax Consequences
We are permitted under the laws of the British Virgin Islands to provide funding to our subsidiaries in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our Operating Subsidiaries are permitted under the laws of Hong Kong to provide funding to us, the holding company incorporated in the British Virgin Islands, through dividend distributions or payments without restrictions on the amount of the funds.

There are no restrictions or limitation on our ability to distribute earnings from our subsidiaries, including our subsidiaries in Hong Kong, to us and shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the BVI Business Companies Act, 2004 (as amended), or the BVI Act and our Memorandum and Articles of Association, or Memorandum and Articles, our board of directors (the “Board”) may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend payment, the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. According to the Companies Ordinance (Cap.622, Laws of Hong Kong), a Hong Kong company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this annual report. Additionally, as of the date of this annual report, there are no further BVI or Hong Kong statutory restrictions on the amount of funds which may be distributed by us by dividend payments. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiaries’ ability by the PRC government to transfer cash. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on the ability to conduct business of the Operating Subsidiaries and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. For a more detailed discussion of how the cash is transferred within our organization, see “— D. Risk Factors — Risks Related to the Corporate Structure — We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or the Operating Subsidiaries by the PRC government to transfer cash. Any limitation on the ability of our Operating Subsidiaries to make payments to us could have a material adverse effect on the Operating Subsidiaries’ ability and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.”
Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. As of the date of this annual report, there are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors. The laws and regulations of the PRC do not currently have any material impact on the transfer of cash from us to our Operating Subsidiaries or from our Operating Subsidiaries to us, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from the Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we or the Operating Subsidiaries conduct business, could require us to change certain aspects of the business of the Operating Subsidiaries to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, the business of the Operating Subsidiaries, our financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless. For a more detailed discussion of this risk, see “— D. Risk Factors — Risks Related to Our Corporate Structure — We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or the Operating Subsidiaries by the PRC government to transfer cash. Any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our Operating Subsidiaries’ ability to conduct business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.”
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

Selected Consolidated Financial Schedule
The following selected consolidated statements of income and comprehensive income for the years ended December 31, 2023, 2024, and 2025 and selected consolidated balance sheets data as of December 31, 2023, 2024, and 2025 have been derived from our consolidated financial statements included elsewhere in this annual report.
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
As of and for the years ended December 31, 2023, 2024 and 2025

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Revenue	31,961,177	26,085,318	33,823,176	4,345,609
Cost of revenue	13,995,670	13,783,124	23,805,761	3,058,569
Gross profit	17,965,507	12,302,194	10,017,415	1,287,040

Total operating expenses	11,283,291	31,673,430	58,608,265	7,530,002
Income (loss) from operations	6,682,216	(19,371,236)	(48,590,850)	(6,242,962)

Investment gain (losses), net	-	-	123,973,439	15,928,132

Total other income (expenses), net	94,974	(57,997)	321,584	41,317

Income (loss) before income taxes	6,777,190	(19,429,233)	75,704,173	9,726,487
Income tax (expenses) benefits	(148,309)	(781,759)	3,040,531	390,648
Net income (loss)	6,628,881	(20,210,992)	78,744,704	10,117,135

Other comprehensive income
Foreign currency translation adjustment	17,866	3,964	(465,751)	(91,897)
Comprehensive income (loss)	6,646,747	(20,207,028)	78,278,953	10,025,238

	As of December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Current assets	10,104,898	34,005,174	4,033,764,685	518,258,923
Non-current assets	23,746,921	24,300,237	4,937,068	634,314
Total assets	33,851,819	58,305,411	4,038,701,753	518,893,237
Current liabilities	12,182,221	17,042,523	24,547,837	3,153,912
Non-current liabilities	9,926,166	5,350,316	1,783,667	229,166
Total liabilities	22,108,387	22,392,839	26,331,504	3,383,078
Total shareholders’ equity	11,743,432	35,912,572	4,012,370,249	515,510,159
A.[Reserved]
Not applicable.

B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
An investment in our securities involves risks. Before you decide to buy our securities, you should consider carefully all of the information in this annual report, including the risk factors set forth below. Any of these risks could have a material adverse effect on our business, prospects, financial condition and results of operations. In any such case, the trading price of our securities and the value of the securities may decline, and you could lose all or part of your investment.
Summary of Risk Factors
Risks Related to Our Digital Asset Treasury Strategy
    ●    Our digital treasury strategy exposes us to various risks, including liquidity, counterparty, technical risks
    ●    Bitcoin Cash (“BCH”) may be subject to risks that are greater than those associated with other, more widely adopted digital assets
    ●    Our operating results will be dependent on the price of digital assets, including BCH. If such price declines, our business, operating results, and financial condition would be adversely affected.
    ●    Regulatory change reclassifying BCH or other cryptocurrencies could lead to our classification as an “investment company” under the Investment Company Act of 1940
    ●    We are subject to various risks relating to the custody of cryptocurrencies and potential risks relating to the bankruptcy of cryptocurrency custodians
●    We have limited experience in operating our self-mining and digital asset-denominated life insurance businesses and may be unsuccessful in launching such new businesses
●    Our self-mining business exposes us to specific risk relating to the operating of mining data centers and cryptocurrency mining pools
●    Our digital asset-denominated life insurance businesses exposes us to regulatory, actuarial and insurance underwriting risks
Risks Related to Our Corporate Structure
We are a BVI holding company with five Operating Subsidiaries based in Hong Kong and the BVI, and we are subject to risks and uncertainties related to this corporate structure. These risks could result in material changes in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Our Company and its Operating Subsidiaries currently do not have any substantive operations in mainland China. Accordingly, the current PRC laws and regulations do not have any material impact on our business, financial condition and results of operations. However, in the event that we or the Operating Subsidiaries were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or the Operating Subsidiaries might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. Currently, we remain subject to certain legal and operational risks associated both in mainland China and Hong Kong with the Operating Subsidiaries, including, but not limited to, the following:
    ●    We rely on dividends and other distributions on equity paid by the Operating Subsidiaries. Funds may not be available to fund operations or for other uses outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or the Operating Subsidiaries by the PRC government to transfer cash.
    ●     We may be subject to PRC laws and regulations related to the current business operations of the Operating Subsidiaries and any changes in such laws and regulations and interpretations may impair their ability to operate
    ●     We may become subject to a variety of PRC laws and other obligations regarding M&A Rules and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on the Operating Subsidiaries’ business, financial condition and results of operations.
    ●     Substantially all of the Operating Subsidiaries’ operations are conducted in Hong Kong, with less than 10% of their total customers in mainland China. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may intervene in or influence such operations or impose restrictions on our ability to move money out of Hong Kong with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.
    ●     We are an “emerging growth company” within the meaning of the Securities Act.
Risks Related to Doing Business in Hong Kong
Our current operations are primarily in Hong Kong, which is a special administrative region of the PRC with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. As confirmed by our Hong Kong counsel, the PRC laws and regulations do not currently have any material impact on the business of the Operating Subsidiaries, their financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. If there is significant change to current political arrangements between mainland China and Hong Kong, companies operate in Hong Kong may face similar regulatory risks as those operate in the PRC, including their ability to offer securities to investors, list their securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of China’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. The Chinese government may intervene or influence the operations of the Operating Subsidiaries at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in the operations and/or the value of the securities we are registering for sale, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In general, we face risks and uncertainties relating to doing business in Hong Kong, including, but not limited to, the following:
    ●    It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.
    ●    You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws.
    ●    The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact the Operating Subsidiaries.
●    The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in the operations of the Operating Subsidiaries and/or the value of the securities we are registering for sale.
    ●    There are some political risks associated with conducting business in Hong Kong.
Risks Related to our Digital Assets Business and the Digital Assets Industry
Our digital treasury strategy exposes us to various risks.
The trading price of digital assets significantly decreased during prior periods, and such declines may occur again in the future. Our digital assets holdings are expected to impact our financial results and the market price of our listed securities.
We expect that a large portion of our assets will be concentrated in our digital assets holdings. The concentration of our assets limits our ability to mitigate risk that could otherwise be achieved by holding a more diversified portfolio of treasury assets. Our digital treasury strategy has not been tested over an extended period of time or under different market conditions. We are continually examining the risks and rewards of our strategy to acquire and hold digital assets. This strategy has not been tested over an extended period of time or under different market conditions. For example, although we believe BCH has the potential to serve as a hedge against inflation in the long term, the short-term price of BCH declined in recent periods during which the inflation rate increased. If BCH prices were to decline or our digital treasury strategy otherwise proves unsuccessful, our financial condition, results of operations, and the market price of our listed securities would be materially adversely impacted.
We will be subject to counterparty risks, including in particular risks relating to our custodians. Although we expect to implement various measures that are designed to mitigate our counterparty risks, such as storing substantially all of the digital assets we own in custody accounts at institutional-grade custodians and negotiating contractual arrangements intended to establish that our property interest in custodian-held digital assets is not subject to claims of our custodians’ creditors, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts. If our custodian-held digital assets were nevertheless considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such digital assets, or delaying or hindering our access to our digital asset holdings, and this may ultimately result in the loss of the value related to some or all of such digital assets, which could have a material adverse effect on our financial condition as well as the market price of our listed securities.
The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of the digital assets we hold. A series of high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry in recent years have highlighted the counterparty risks applicable to owning and transacting in digital assets. Although these bankruptcies, closures, liquidations and other events have not resulted in any loss or misappropriation of our digital assets, nor have such events adversely impacted our access to our digital assets, they have, in the short-term, likely negatively impacted the adoption rate and use of our digital assets. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of digital assets, limit the availability to us of financing collateralized by digital assets, or create or expose additional counterparty risks.
The broader digital assets industry, including the technology associated with digital assets, the rate of adoption and development of, and use cases for, digital assets, market perception of digital assets, and the legal, regulatory, and accounting treatment of digital assets are constantly developing and changing, and there may be additional risks in the future that are not possible to predict.

Our operating results will be dependent on the price of digital assets, including BCH. If such price declines, our business, operating results, and financial condition would be adversely affected.

Any declines in the volume of digital asset transactions, the price of digital assets, or market liquidity for digital assets generally may adversely affect our operating results. As part of our digital asset treasury strategy, we will have significant investments in BCH and bitcoin-related assets. Our operating results will be impacted by the revenues and profits we generate from the purchase, sale, and trading of Bitcoin and financial contracts linked to Bitcoin.

Overall, the Bitcoin and BCH price has been significantly volatile and may remain so. In calendar year 2022, a number of companies in the digital assets industry declared bankruptcy, including cryptocurrency exchanges, hedge funds, miners and lenders, which also led, at least in part, to a significant drop in the Bitcoin price. More recently, the approval of spot Bitcoin exchange-traded funds by the SEC in January 2024 initially drove substantial price appreciation, with Bitcoin reaching new all-time highs in late 2024 and 2025, but this was followed by a sharp correction, with Bitcoin declining by more than 50% from its October 2025 high to its February 2026 low, driven in part by macroeconomic uncertainty, shifting regulatory expectations and broader risk-off sentiment in global markets. Factors that contribute to Bitcoin price volatility generally include, but are not limited to, market sentiment, macroeconomic conditions, the utility of Bitcoin, regulatory developments and idiosyncratic events such as exchange outages or social media activity, some of which are beyond our control. In addition, the April 2024 halving event, which reduced the block reward from 6.25 to 3.125 Bitcoins, has further compressed mining economics and heightened sensitivity to Bitcoin price movements. Furthermore, individuals, companies or groups, as well as Bitcoin exchanges that hold substantial amounts of Bitcoins, can affect the market price of Bitcoin. While mining equipment production and mining pool locations are becoming centralized, the suspicion about the decentralized nature of Bitcoin may cause the market to lose confidence in the prospect of the Bitcoin industry, which would adversely affect Bitcoin price. This in turn could adversely affect the market demand for our services, products and business. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, and may significantly decline in the future, without recovery. Such uncertainty and volatility depend on a number of factors, including:

•market conditions across the cryptoeconomy;
•changes in liquidity, volume, and trading activities;
•trading activities on digital asset trading platforms worldwide, many of which may be unregulated, and may include manipulative activities;
•investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;
•the speed and rate at which cryptocurrency is able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument, or other financial assets worldwide, if at all;
•decreased user and investor confidence in digital assets and digital asset trading platforms;
•negative publicity and events relating to the cryptoeconomy;
•unpredictable social media coverage or "trending" of digital assets;
•the ability for digital assets to meet user and investor demands;
•the functionality and utility of digital assets and their associated ecosystems and networks, including digital assets designed for use in various applications;
•consumer preferences and perceived value of digital assets and digital asset markets;
•increased competition from other payment services or other digital assets that exhibit better speed, security, scalability, or other characteristics;
•regulatory (including enforcement) or legislative changes and updates affecting the cryptoeconomy;
•the characterization of digital assets under the laws of various jurisdictions around the world;
•the maintenance, troubleshooting, and development of the blockchain networks underlying digital assets, including by miners, validators, and developers worldwide;
•the ability for cryptocurrency networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;
•ongoing technological viability and security of digital assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;
•fees and speed associated with processing digital asset transactions, including on the underlying blockchain networks and on digital asset trading platforms;
•financial strength of market participants;
•the availability and cost of funding and capital;
•the liquidity of digital asset trading platforms;
•interruptions in service from or failures of major digital asset trading platforms;
•availability of an active derivatives market for various digital assets;
•availability of banking and payment services to support cryptocurrency-related projects;
•level of interest rates and inflation;
•monetary policies of governments, trade restrictions, and fiat currency devaluations; and
•national and international economic and political conditions.

There is no assurance that any digital asset will maintain its value or that there will be meaningful levels of trading activities. In the event that the price of digital assets or the demand for trading digital assets decline, our business, operating results, and financial condition could be adversely affected.

Bitcoin Cash (“BCH”) may be subject to risks that are greater than those associated with other, more widely adopted digital assets, which could result in increased volatility, reduced liquidity, and heightened uncertainty regarding its long-term viability.
Bitcoin Cash (BCH) is a digital asset that was created through a hard fork of the Bitcoin blockchain and is distinct from Bitcoin and other widely recognized digital assets in terms of network adoption, developer support, and market infrastructure. Compared to Bitcoin and certain other digital assets with larger market capitalizations and broader institutional participation, the market for BCH may be more susceptible to price manipulation, sudden liquidity shortages, and outsized price movements, which could adversely affect the value of our BCH holdings.
The Bitcoin Cash network has experienced multiple contentious forks and governance disputes, which have resulted in the creation of competing and incompatible blockchain networks. These historical events highlight ongoing governance and coordination challenges within the BCH ecosystem. Future disagreements among developers, miners, or other network participants regarding protocol upgrades, block size, or technical direction could lead to further network fragmentation, operational instability, or loss of user confidence, risks that may be less pronounced in digital assets with more consolidated governance and development communities.
BCH also faces greater competitive pressure relative to certain other cryptocurrencies because its original value proposition—lower transaction fees and faster on-chain transactions—may be replicated or surpassed by alternative digital assets, layer-two solutions, or emerging blockchain technologies. If users, merchants, or developers migrate to competing platforms offering similar or superior functionality, the demand for BCH could decline, potentially more rapidly than for digital assets with broader use cases, stronger network effects, or greater brand recognition.
In addition, institutional adoption of BCH may be more limited than that of other digital assets. Certain institutional investors, custodians, and financial intermediaries may restrict or prohibit exposure to BCH due to internal risk policies, regulatory uncertainty, or perceived technological and governance risks. This limited institutional participation could constrain liquidity, increase volatility, and make it more difficult for us to efficiently acquire, hold, or dispose of BCH relative to other cryptocurrencies.
Because of these factors, BCH may be subject to heightened risks of volatility, obsolescence, and adverse market perception compared to certain other cryptocurrencies, and any decline in the acceptance, functionality, or perceived legitimacy of BCH could have a disproportionate adverse effect on the value of our digital asset holdings and our financial condition.
We face competition from both traditional players and from new entrants in the digital asset space.
In our self-mining business, we compete with both established hash rate providers as well as less specialized data center and compute providers. In our digital asset-denominated life insurance business, we compete with established life insurance companies that may introduce digital-asset-linked products, as well as with new entrants seeking to capitalize on the intersection of digital assets and insurance. Many of our competitors have substantially greater financial resources, brand recognition, and regulatory relationships than we do. We cannot guarantee that we will be able to compete successfully in this environment.Our competitors include many well-known worldwide players, and we face competitors that are larger than ourselves and have advantages over ourselves in terms of economies of scale and financial and other resources. We expect that competition in our markets will continue to be intense. Some of our competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do. Furthermore, these competitors may be able to adapt to changes in the industry more promptly and efficiently. Intense competition from existing and potential competitors could result in material price reductions in the products we sell or a decrease in our market share.

Regulatory change reclassifying BCH or other cryptocurrencies securities could lead to our classification as an “investment company” under the Investment Company Act of 1940 and could have a material adverse effect on our business operations and the market price of our listed securities.

Under Sections 3(a)(1)(A) and (C) of the Investment Company Act of 1940 (the “Investment Company Act”), a company generally will be deemed to be an “investment company” for purposes of the Investment Company Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.
A significant portion of our assets likely will be concentrated in our digital asset holdings. Current and future legislation and SEC-rulemaking and other regulatory developments, including interpretations released by a regulatory authority, in particular deriving from the SEC’s March 18, 2026 interpretive release applying federal securities laws to certain types of crypto assets and certain transactions involving crypto assets, may impact the manner in which Bitcoin or other cryptocurrencies are viewed or treated for classification and clearing purposes. A contrary determination by the SEC could lead to our classification as an “investment company” under the Investment Company Act, which would subject us to significant additional regulatory controls that could have a material adverse effect on our ability to execute on our digital asset treasury strategy, and our business and operations and may also require us to substantially change the manner in which we conduct our business. In addition, if our digital asset is determined to be offered and sold as a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of Bitcoin and in turn adversely affect the market price of our listed securities.

We are not subject to the regulatory framework that governs investment companies or investment advisers.
Our digital-asset activities are not regulated as those of mutual funds, exchange-traded funds, or registered investment advisers. As a result, our operations may involve greater volatility, concentration risk, and management discretion than would be permitted under those regimes.
We may not have adequate sources of recovery if the cryptocurrencies held by us are lost, stolen or destroyed due to third-party cryptocurrencies custodial services or if we cannot redeem or withdraw our cryptocurrencies invested in crypto lending or investing activities. Such incidents could have a material adverse effect on our business, financial condition and results of operations.
Substantially all of our cryptocurrencies were held in custody by third party custodians. Our purchases and disposals of cryptocurrencies are also conducted through third party exchanges. We believe that the security procedures that such third parties utilize, such as issuing username, password and hardware tokens, are reasonably designed to safeguard our BCH and other cryptocurrencies from theft, loss, destruction or other issues relating to hackers and technological attack. Nevertheless, the security procedures cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by us. If such cryptocurrencies are lost, stolen or destroyed under circumstances rendering a third party liable to us, it is possible that our custodians may not have the financial resources or insurance sufficient to satisfy any or all of our claims against the third party, or have the ability to retrieve, restore or replace the lost, stolen or destroyed cryptocurrencies due to governing network protocols and the strength of the cryptographic systems associated with such cryptocurrencies. To the extent that we are unable to recover on any of our claims against any such third party, such loss could have a material adverse effect on our business, financial condition and results of operations.
If such services are commercially available, we will consider adding regulated banks, rather than solely relying on crypto custodian, as the custodian for a material amount of our cryptocurrencies. Obtaining cryptocurrency custody services from a regulated bank may confer benefits such as improved security and reduced fraud. Nevertheless, until now, banks have generally declined to provide custody services for cryptocurrencies and other virtual assets, due to the absence of clarity on permissibility and on regulators’ views of these activities generally. On July 22, 2020, the U.S. Office of the Comptroller of the Currency released publicly an interpretive letter confirming the authority of a national bank to provide cryptocurrency custody services for customers, providing that a national bank engaging in such activities should develop and implement those activities consistent with sound risk management practices and align them with the bank’s overall business plans and strategies as set forth in the guidance. On January 27, 2023, the Board of Governors of the Federal Reserve System released publicly a policy statement to interpret section 9(13) of the Federal Reserve Act, clarifying that the state member banks are not prohibited under the policy from providing safekeeping services for crypto-assets in a custodial capacity, if such activities are conducted in a safe and sound manner and in compliance with consumer, anti-money-laundering, and anti-terrorist-financing laws. On March 7, 2025, the Office of the Currency issued interpretive letter 1183, clarifying that national banks and federal savings associations are permitted to engage in cryptocurrency custody services, stablecoin activities, and participation in distributed ledger networks without prior approval, provided they implement robust risk management practices. However, it will take time for banks to start offering cryptocurrencies custodian services, and before then, we may have to continue to rely on crypto custodians for our crypto custodian needs.
Historically, we have engaged in cryptocurrency lending and investment activities with our counterparties, including lending cryptocurrencies and purchasing cryptocurrency wealth management products. These activities expose us to counterparty risk, whether we are acting as a lender, where the borrower may default on its obligation to return our cryptocurrencies, or as an investor, where the platform or counterparty may be unable to honor redemptions or withdrawals. While we have not historically experienced any excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets from our exchanges or platforms, and we seek to manage our counterparty risk through measures such as collateral arrangements and limiting our exposure to any single counterparty, there is no assurance that these measures will be sufficient to prevent losses in the event of a counterparty default or market disruption.
Potential that, in the event of a bankruptcy filing by a custodian, cryptocurrency held in custody could be determined to be property of a bankruptcy estate and we could be considered a general unsecured creditor thereof.

Substantially all of the cryptocurrencies are held in custody with third party custodians and in segregated accounts such that they are segregated from the property of the custodians and the assets of other customers of the custodians. As a general matter, the treatment of cryptocurrencies held by custodians that file for bankruptcy protection is uncharted territory in bankruptcy law. We cannot say with certainty whether our cryptocurrencies held in custody by our custodians, should they declare bankruptcy, would be treated as property of the bankruptcy estate and, accordingly, whether we would be treated as a general unsecured creditor with respect of our cryptocurrencies held in custody. If we are treated as a general unsecured creditor, we may not be able to recover our cryptocurrencies in the event of a custodian bankruptcy.
We may be unable to execute our digital asset strategies or effectively maintain our growth.

We initiated our digital assets strategy in November 2025. A key element of our digital asset strategy is the expansion of our business into cryptocurrency self-mining and digital asset-denominated life insurance. Our digital assets business remains at an early stage, and there is no assurance that we will be able to scale it to a level that meaningfully contributes to our overall profitability.
To accomplish our growth strategies and manage the future growth of our operations, we will be required to enhance our capabilities, improve our operational and financial systems, and expand, train and manage our growing employee base. As we introduce new products or services or enter new markets, we may face new market, technological, operational and regulatory risks and challenges with which we are unfamiliar. Our current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support our future growth and expansion.

Furthermore, it is difficult to forecast volatility in our new business and accurately allocate resources, including hash rate, datacenter capacity, mining rigs, underwriting capacity and human capital, across our business lines to achieve the best results in the medium or long term. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

The supply of Bitcoin and Bitcoin Cash available for mining in our self-mining business is limited and we may not be able to quickly adapt to new businesses when all the Bitcoins and Bitcoin Cash have been mined.

Bitcoins and BCH are inherently scarce, given they are designed to have a finite supply of 21 million associated with “halving” mechanism. The number of blocks that can be solved in a year is designed to be fixed, and the number of Bitcoins awarded for solving a block in the blockchain halves approximately every four years until the estimated complete depletion of Bitcoin available for mining by around 2140. When the Bitcoin network was first launched, the reward for validating a new block was 50 Bitcoins. In November 2012, the reward for validating a new block was reduced to 25 Bitcoins. In July 2016, the reward for validating a new block was reduced to 12.5 Bitcoins, and in May 2020 and April 2024, the reward was further reduced to 6.25 Bitcoins and 3.125 Bitcoins. The next halving is expected to occur in 2028, at which time the reward will be reduced to 1.5625 Bitcoins. While the remaining Bitcoins are not designed to be entirely depleted in the near future, a decrease in the reward for solving a block or an increase in the transaction fees may result in a decrease in incentives for miners to continue their mining activities and the loss of Bitcoin’s dominant position among the cryptocurrencies, thereby reducing the demand for Bitcoin mining related services and products. BCH, being a hard fork of Bitcoin, is subject to the same halving mechanism as Bitcoin and as a result, the supply of BCH is also finite. We may not be able to quickly adapt our self-mining resources to new businesses or expand to other cryptocurrencies when all the Bitcoins have been discovered or Bitcoin is replaced by other cryptocurrencies as the mainstream cryptocurrency, which will result in a significant negative impact on our business and results of operations.

There are uncertainties over the outcome of our self-mining operations.

Our mining operation comprises blockchain mining technologies that depend on a network of computers to run certain software programs to solve complex transactions in competition with other mining operations and to process transactions. Because of this less centralized model and the complexity of our mining operation, there are uncertainties over the likelihood of winning a block reward and hence the outcome of our mining operations. While we participate in mining pools to combine our mining operations with other mining participants to increase processing power to solve blocks, there can be no assurance that such pools will adequately address this risk.

Our business model is novel and untested at scale, and we may not be able to achieve or sustain profitability.

Digital asset-denominated life insurance is a novel product with no established track record of commercial viability at scale. We cannot assure you that our pricing models, underwriting assumptions, or business strategy will prove to be sound. We may face unexpected costs, inadequate demand, or operational challenges that prevent us from achieving profitability.

Our actuarial and underwriting models may not adequately account for the unique risks of digital asset-denominated insurance.

Traditional life insurance actuarial models are designed for fiat-currency-denominated products and may not be appropriate for products whose value is tied to digital assets. Our models necessarily rely on limited historical data regarding digital assets' behavior under stress scenarios, and they may fail to capture the correlation between digital assets price movements and broader economic conditions, policyholder mortality patterns, or lapse behavior. If our models are flawed, we may underprice risk, accumulate inadequate reserves, or suffer unexpected losses.
We may experience significant policyholder lapses in response to adverse digital asset price movements.

Policyholders may choose to lapse or surrender their policies during periods of digital asset price decline, particularly if the surrender value in fiat terms falls below their expectations or below the premiums paid. Conversely, policyholders may be less likely to lapse when digital assets prices are high, creating adverse selection dynamics. These lapse behaviors could destabilize our reserve position and cash flows.
Our management team has limited experience operating a regulated insurance company in the digital asset sector.

The combination of insurance regulation and digital asset-specific operational expertise required to run our business is rare. Our management team may not have sufficient experience in one or both of these domains, which could lead to errors in strategy, compliance, operations, or risk management. We expect to eventually be licensed and regulated by the Bermuda Monetary Authority (BMA), which oversees insurance companies operating in Bermuda. The BMA has authority to impose conditions on our license, require changes to our capital structure, restrict our business activities, or revoke our license entirely. As digital asset-denominated insurance is a novel product, we cannot predict how the BMA will develop its regulatory approach to our business over time. Regulatory changes could increase our compliance burden, restrict our ability to innovate, or require us to hold additional capital.

The loss of any member of our senior management team, or our failure to attract, train and retain qualified personnel, especially our design and technical personnel, could impair our ability to grow our business and effectively execute our business strategy.
Since our inception, the growth and expansion of our business operations have been dependent upon the business strategies and foresight of our senior management. Our future success depends, in a large part, on the continued contributions of our senior management team, specifically Mr. Dawei Yuan. In addition, our future success depends on our ability to retain, attract and incentivize qualified personnel, including our management, sales, marketing, finance and especially research and development personnel. As the technology in the cryptocurrency industry is advancing at a quick pace, there is an increasing need for skilled engineers. Many companies across the world are struggling to find suitable candidates for their research and development positions. The process of hiring employees with the combination of skills and characteristics required to implement our strategy can be extremely competitive and time-consuming. We cannot assure you that we will be able to attract adequate personnel as we continue to pursue our business strategies.

Moreover, there is no assurance that we will be able to retain key existing employees. The loss of any of senior management could harm our ability to implement our business strategies and respond to the rapidly changing market conditions in which we operate, or could result in other operating risks. The loss of one or more of our key employees, or our inability to retain, attract and motivate qualified personnel, could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to additional tax liabilities or regulatory changes affecting digital assets.

Future changes in U.S. federal income tax treatment or other regulations applicable to digital-asset activities could adversely affect our tax position or subject us to additional compliance costs, audits, or liabilities.
Our digital-asset strategy may create complications with third-party service providers.
Certain insurance companies, financial institutions, or auditors may decline to transact or contract with companies engaging in digital-asset treasury activities, which could limit our access to services or increase operating costs.

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
Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations related to Hong Kong taxation.” The PRC laws and regulations do not currently have any material impact on transfers of cash from us to our Operating Subsidiaries or from our Operating Subsidiaries to us, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from the Operating Subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we or the Operating Subsidiaries conduct business, could require us to change certain aspects of our Operating Subsidiaries’ business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, our financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.
The PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little or no advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to our current business operations and any changes in such laws and regulations and interpretations may impair our ability to operate profitably, which could result in a material negative impact on our operations and/or the value of our securities.
Although we have direct ownership of the Operating Subsidiaries in Hong Kong, and currently do not have, nor intend to have, any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with the Operating Subsidiaries which are based in Hong Kong and having operations conducted in Hong Kong, as of the date of this annual report. However, the legal and operational risks associated with China may also apply to the operations of our Operating Subsidiaries based in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cybersecurity and anti-monopoly concerns, would be applicable to our Company or our subsidiaries in Hong Kong. In the event that we or the Operating Subsidiaries were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or the Operating Subsidiaries might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our Operating Subsidiaries’ business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our Operating Subsidiaries’ business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our Operating Subsidiaries’ business.
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
We are a holding company incorporated in the British Virgin Islands with Operating Subsidiaries based in Hong Kong and the British Virgin Islands, and, as of the date of this annual report, we have no active subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or intent to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong, with our chief executive officer and chief financial officer based in Hong Kong, and all our revenues and profits are generated by the Operating Subsidiaries in Hong Kong and the British Virgin Islands. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Therefore, as of the date of this annual report, the CSRC’s approval is not required for the listing and trading of our Class A Ordinary Shares in the U.S. exchange as provided under the M&A Rules, and we would not be subject to filing requirements with the CSRC pursuant to the Trial Measures and supporting guidelines.
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
In addition, on December 28, 2021, the Cyberspace Administration of China (the “CAC”), together with other administrative departments, jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022, and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. Such Measures require that, among other things, and in addition to any operator of critical information infrastructure, any network platform operators possessing personal information of more than one million users which seeks to list in a foreign stock exchange shall also be subject to cybersecurity review, and such Measures further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication and revision of the Cybersecurity Review Measures indicates greater oversight by the PRC regulatory authorities over data security, which may impact our Operating Subsidiaries’ business in the future. On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management (the “Data Security Regulations”), which came into effect on January 1, 2025. The Data Security Regulations require that network data processors conducting data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations. As of the date of this annual report, the Operating Subsidiaries currently have less than 10% of their total customer in mainland China. Additionally, the Operating Subsidiaries may collect and store certain data for customer registration purpose. As of the date of this annual report, we do not expect the Cybersecurity Review Measures or the Data Security Regulations to have an impact on the Operating Subsidiaries business or operations to subject us or the Operating Subsidiaries to permission requirements from the CAC or any other government agency that is required to approve our operations, as we do not believe that we will be deemed to be an “operator of critical information infrastructure” or a “network platform operator” possessing personal information of more than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) all operations are conducted by the Operating Subsidiaries which currently mostly serve clients outside mainland China; (ii) we do not have or intend to have, nor do we have or intend to establish, a VIE structure with any entity in mainland China and the Cybersecurity Review Measures remain unclear whether they shall be applied to a company like us; (iii) as of the date of this annual report, we have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China, and the data processed in our business is less likely to have a bearing on national security; (iv) as of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we must file for a cybersecurity review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “network platform operator” possessing personal information of more than one million users, or if other regulations promulgated in relation to the Cybersecurity Review Measures and the Data Security Regulations are deemed to apply to us, the business operations of the Operating Subsidiaries and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and the Operating Subsidiaries might be covered by permission from the CAC or any other government agency that is required to approve our operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, its ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may cause the value of our Class A Ordinary Shares to significantly decline or become worthless.
On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. Since we are a company duly incorporated in the BVI, (i) with business operations conducted by the Operating Subsidiaries in Hong Kong, and (ii) neither we nor our Operating Subsidiaries currently have any subsidiary in the PRC nor have they entered into any contractual arrangements to establish a variable interest entity structure with any entity in the PRC, we fail to meet the conditions under Article 15 of the Trial Measures and the supporting guidelines which constitute an indirect overseas listing in an overseas market that would otherwise subject us to the Trial Measures and supporting guidelines as of the date of this annual report. Therefore, as of the date of this annual report, no effective laws or regulations in the PRC explicitly require our Company or the Operating Subsidiaries in Hong Kong to seek approvals from the CSRC or any other PRC governmental authorities for our future overseas offering plans. If it is later determined that we are required by the Trial Measures to submit to the CSRC and complete the filing procedures of any offering and listing, we cannot assure you that we will be able to complete such filings in a timely manner or even at all. Any failure by us to comply with such filing requirements under the Trial Measures may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.
As of the date of this annual report, we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors, save that our Class A Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). Should there be any change in applicable laws, regulations, or interpretations, and we or any of the Operating Subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.
Based on our understanding of the PRC laws and regulations currently in effect, as of the date of this annual report, neither we nor the Operating Subsidiaries are subject to the M&A Rules, the Cybersecurity Review Measures, the Data Security Regulations, the Trial Measures or the regulations or policies that have been issued by the CSRC, the State Council or the CAC as of the date of this annual report, nor are we currently covered by permission requirements from the CSRC, the CAC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CSRC, the CAC or the State Council to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CSRC, the CAC or the State Council as of the date of this annual report. Further, as of the date of this annual report, neither we nor the Operating Subsidiaries have ever applied for any such permission or approval, as we currently are not subject to the M&A Rules or the regulations and policies issued by the CAC or any other PRC governmental agency. However, if there is significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or are denied permission from mainland China or Hong Kong authorities, we will not be able to list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause the value of our Class A Ordinary Shares to decline significantly or be worthless.
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
Our principal business operations are conducted in Hong Kong. In the event that the U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence within, the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. Additionally, the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organisation of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.
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
The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our securities.
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
The operations of the Operating Subsidiaries are principally based in Hong Kong. Accordingly, the business operations of the Operating Subsidiaries and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this annual report, substantially all our revenue is derived from the operations of our Operating Subsidiaries in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect the business operations of our Operating Subsidiaries. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since all of our operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.
The Hong Kong protests that began in 2019 were triggered by the introduction of the Fugitive Offenders amendment bill by the Hong Kong government. If enacted, the bill would have allowed the extradition of criminal fugitives who are wanted in territories with which Hong Kong does not currently have extradition agreements, including mainland China. This led to concerns that the bill would subject Hong Kong residents and visitors to the jurisdiction and legal system of mainland China, thereby undermining the region’s autonomy and people’s civil liberties. Various sectors of the Hong Kong economy have been adversely affected as the protests turned increasingly violent. Most notably, the airline, retail, and real estate sectors have seen their sales decline.
Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States has imposed the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.
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
We and our Hong Kong subsidiaries may be affected by the currency pegging system in Hong Kong and other exchange rate fluctuations.
The functional currency of our Hong Kong subsidiaries is Hong Kong dollars. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar at the rate of approximately HK$7.79 to US$1.00. There is no assurance that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, our business, financial condition and results of operations could be materially and adversely affected.
Risks Related to Our Legacy Business and Industry
The market in which our Legacy Operating Subsidiaries operate is competitive.
The financial technology industry in Hong Kong and Asia is competitive and fragmented. With the rise of electronic trading in recent years, the industry has attracted the presence of both Hong Kong-based and international companies.
The market for financial trading solutions is still at its emerging stage, and we believe that it will continue to grow in the coming years. The prospect and potential of this market is expected to attract entry by companies with substantial capital and resources. Mergers and acquisitions of enterprises and consolidation of the industries may become a trend in the market. The environment in which our Legacy Operating Subsidiaries operate will likely become more competitive as a result. The competitors of our Legacy Operating Subsidiaries may offer similar financial trading solutions and services at prices lower than those of our Legacy Operating Subsidiaries. There is no guarantee that the projects undertaken and services provided by our Legacy Operating Subsidiaries in the future will allow our Legacy Operating Subsidiaries to maintain their present profit margins, and a competitive environment may adversely affect our profitability.
The success of our Legacy Operating Subsidiaries is dependent on the financial and brokerage industry and its market participants. Any market consolidation may adversely affect our Legacy Operating Subsidiaries’ business development and financial performance.
Our Legacy Operating Subsidiaries provide financial trading solutions primarily to market participants in the financial and brokerage industry. It is observed that the financial and brokerage industry is characterized by intensive competition. Intensive competition in the financial and brokerage industry will inevitably affect the profit margins of market participants and may consequently affect such participants’ willingness to invest in new technologies or to expand their current usage of existing technologies. This may adversely affect our business development. Traditional small to medium sized brokerage firms may face competition from larger brokers that have more capital, resources or experience. The possible emergence of consolidation of the global brokerage industry may lead to reduction in the number of the players in the industry. If the number of our potential and existing customers or their size of operations decrease, our existing business and future growth potential may be adversely affected.
Our Legacy Operating Subsidiaries operate in dynamic industries, which make it difficult to evaluate the future prospects.
In general, the financial technology industry is dynamic. The industries in which we operate, including those providing and maintaining financial trading solutions, mobile and desktop trading applications and financial value-added services, are all highly dynamic and may not develop as expected. Our customers may not fully understand the value of our solutions and potential new customers may have difficulty distinguishing our solutions from those of our competitors. If we fail to convince our customers of the value of our solutions, the markets for our solutions do not continue to develop as we expect or we fail to address the needs of these dynamic, evolving industries, our Legacy Operating Subsidiaries’ business may be materially and adversely affected.
Our financial performance and business outlook are significantly affected by the volatility of the financial markets in which we and our Legacy Operating Subsidiaries have no control.
The target customers of our Legacy Operating Subsidiaries include financial brokers and institutions mainly located in Asia, whose demand for financial trading solutions is dependent upon their business operations and expansion needs, which, to a large extent, are dependent upon the performance of the global financial markets as a whole. The global financial markets are directly affected by, among others, the global and local political and economic environments.
Any sudden downturn in the global economic and political environments, which are beyond the control of our Legacy Operating Subsidiaries, may adversely affect the financial market sentiment in general. Severe fluctuation in market and economic sentiments may also result in a prolonged period of sluggish market activities, which would in turn have an adverse impact on the business and operating performance of our target customers, and hence, their demand for our financial trading solutions. As such, our revenue and the profitability of our Company and our Legacy Operating Subsidiaries may fluctuate and there is no assurance that we will be able to maintain our historical results in times of difficult or unstable economic conditions. Our historical profit levels should not be relied solely upon as an indication of our future financial performance.
Our trading in foreign currencies is significantly affected by the volatility of the financial and currency market in which we and our Legacy Operating Subsidiaries have no control. Any sudden volatility in the financial and currency market in the future may adversely affect the performance of our trading in foreign currencies and lead to realized and unrealized loss.
For the years ended December 31, 2023, 2024 and 2025, we had realized loss on disposal of financial assets at fair value and change in fair value on financial assets at fair value in the aggregate amounts of HK$9,965, HK$nil and HK$ nil, respectively, from trading in foreign currencies, at fair value, with the intention to optimize a trading algorithm based on live market interactions. The change in fair value on financial assets at fair value was mainly due to the increased volatility of the financial and currency market in 2023.
While we did not initiate any trades of foreign currencies during the fiscal year ended December 31, 2025 to minimize the risk of volatility of foreign currencies in the financial and currency market, we may continue trading in foreign currencies in the future to further optimize our trading algorithm through live trading in the real foreign exchange market. If we do, any sudden volatility in the financial and currency market, which are beyond the control of our Legacy Operating Subsidiaries, may adversely affect the performance of our trading in foreign currencies and lead to realized and unrealized loss.
Unauthorized use of our Legacy Operating Subsidiaries’ intellectual property by third parties and expenses incurred in protecting their intellectual property rights may adversely affect their business, reputation and competitive edge.
We regard our Legacy Operating Subsidiaries’ intellectual property, including their domain names, as important to their success, and they rely on a combination of intellectual property laws, subscriptions and contractual arrangements with software providers to protect their proprietary rights.
Our Legacy Operating Subsidiaries have filed various applications in Hong Kong and mainland China for protection of certain aspects of their intellectual property, including multiple trademarks. Nevertheless, we can provide no assurance that they will be able to have all applications registered. If our Legacy Operating Subsidiaries fail to register their trademarks, they may not be able to use such intellectual property without risk of infringement and, even if they can use them, they may have difficulty in enforcing such intellectual property rights against infringement by third parties, and this could have a material adverse impact on their business, financial conditions, and operating results.
Despite these measures, any of our Legacy Operating Subsidiaries’ intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently. Accordingly, our Legacy Operating Subsidiaries may not be able to effectively protect their intellectual property rights or to enforce their contractual rights in all jurisdictions.
Preventing any unauthorized use of our Legacy Operating Subsidiaries’ intellectual property is difficult and costly and the steps it takes may be inadequate to prevent the misappropriation of their intellectual property. In the event that they must resort to litigation to enforce their intellectual property rights, such litigation could result in substantial costs and a diversion of their managerial and financial resources. We can provide no assurance that our Legacy Operating Subsidiaries will prevail in any such litigation. In particular, m-FINANCE has nine trademarks registered in mainland China, but without having physical operations in mainland China, it may have limited ability to timely respond or enforce its intellectual property rights, in the event of any infringement in mainland China.
In addition, our Legacy Operating Subsidiaries’ trade secrets may be leaked or otherwise become available to, or be independently discovered by, their competitors. Any failure in protecting or enforcing their intellectual property rights could have a material adverse effect on their business, reputation and competitive edge.
Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our Legacy Operating Subsidiaries’ business and operating results.
The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on our Legacy Operating Subsidiaries or their industry and customers. While, as of the date of this annual report, our Legacy Operating Subsidiaries currently have no customer in mainland China, we cannot assure that any unfavorable government policies on international trade, such as capital controls or tariffs, will not affect the demand for our Legacy Operating Subsidiaries’ services and solutions, impact the competitive position of our Legacy Operating Subsidiaries’ services and solutions or prevent our Legacy Operating Subsidiaries from being able to provide its services and solutions in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes may have an adverse effect on our Legacy Operating Subsidiaries’ business, financial condition, and results of operations.
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
The market price for our Class A Ordinary Shares may be volatile and subject to wide fluctuations due to factors, such as:
•the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
•actual or anticipated fluctuations in our quarterly operating results;
•changes in financial estimates by securities research analysts;
•negative publicity, studies or reports;
•our capability to catch up with the technology innovations in the industry, and maintain such technological innovations, once attained;
•announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;
•additions or departures of key personnel;
•fluctuations of exchange rates between the Hong Kong dollar and the U.S. dollar; and
•general economic or political conditions in Hong Kong, the PRC and greater Asia region.
In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Class A Ordinary Shares.
The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with Fire Lucky Investment Co. Ltd., whose interests may not be aligned with the interests of our other shareholders.
We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 20 votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this annual report, Fire Lucky Investment Co., Ltd. owns 100% of our issued Class B Ordinary Shares, representing approximately 31.56% of the voting rights in our Company. While Fire Lucky no longer commands a majority of the aggregate voting power of our outstanding Ordinary Shares, it can still exercise substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions under the dual-class structure, especially when other shareholders do not vote in a coordinated manner. It may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares and can continue to aggravate the unbalanced concentration of voting power potentially unfavorable to the interests of our other shareholders. As a result, the market price of our Class A Ordinary Shares could be adversely affected.
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
Since Fire Lucky Investment Co., Ltd. is able to exercise a significant portion of the total voting power of our issued and outstanding share capital, it will have substantial influence over the election of directors and matters requiring shareholder approval.
Fire Lucky Investment Co., Ltd., which owns 100% of the outstanding Class B Ordinary Shares and approximately 31.56% of the aggregate voting power of our outstanding Ordinary Shares, has substantial influence over the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. While not holding a majority of the voting power, it can still exert significant voting influence over fundamental and significant corporate matters and transactions, and it may be able to elect directors and approve matters requiring shareholder approval, especially when other shareholders do not vote in a coordinated manner. It may also exercise significant influence over a decision to enter into any corporate transaction and can prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Class A Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Class A Ordinary Shares.
Our past and expected or potential future issuance of additional share capital in connection with acquisitions, investments, financings, equity incentive plans, the exercise of Warrants, or otherwise has caused and could continue to cause dilution to exiting shareholders, which could cause the market price of our securities to decline.
We closed a private placement, or PIPE, in December 2025 and, as a result, issued 48,520,000 of the Company’s Class A Ordinary Shares and Pre-Funded Warrants for 1,480,000 future Class A Ordinary Shares. The total number of our outstanding Class A Ordinary Shares increased from 525,623 pre-PIPE to 49,045,623 post-PIPE. The issuance has significantly diluted the proportionate ownership interest and voting power of all pre-PIPE holders of our Ordinary Shares. We also expect to issue additional share capital in the future after the 1,480,000 outstanding Pre-Funded Warrants become exercisable, resulting in further dilution to existing shareholders. In addition, we may continue to issue new share capital for future transactions as part of our business strategy. For example, we may acquire or make investments in companies, solutions, or technologies and issue equity securities to pay for any such acquisition or investment.
As a result of additional share issuance(s), (i) the proportionate ownership interest of our then existing shareholders may decrease; (ii) the amount of cash available per share, including for payment of dividends in the future, may decrease; (iii) the relative voting power of each previously outstanding share may be diminished; and (iv) the market price of our securities may decline. For example, to the extent our Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the existing holders of Class A Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of additional shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of Class A Ordinary Shares.
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
We are exempted from certain corporate governance requirements of the NASDAQ listing rules by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on NASDAQ. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:
•have a majority of the governing board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);
•have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;
•have regularly scheduled executive sessions with only independent directors; or
•have executive sessions of solely independent directors each year.
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
We are qualified as a foreign private issuer. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our principal shareholders will be exempt from the reporting and our insiders are exempt from short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future.
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
If the NASDAQ Capital Market delists our Class A Ordinary Shares from trading, we could face significant consequences, including:
•a limited availability for market quotations for our Class A Ordinary Shares;
•reduced liquidity with respect to our Class A Ordinary Shares;
•a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;
•limited amount of news and analyst coverage; and
•a decreased ability to issue additional securities or obtain additional financing in the future.
Because substantially all our Operating Subsidiaries’ business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.
Substantially all of our Operating Subsidiaries’ business is conducted in Hong Kong (with less than 10% of their total customers clients in mainland China). With the exception of iBCH Inc. (which books and records are maintained in U.S. dollars), our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition.
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
Our classification as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.
A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on the composition of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2025 and may be a PFIC in the current or future taxable years. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets, and the applicable law is subject to varying interpretation. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our determinations regarding our PFIC status for any taxable year or that a court would not uphold any such challenge. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. In addition, the composition of our income and assets may also be affected by how, and how quickly, we use cash and other liquid assets. For any taxable year during which we are a PFIC and a U.S. Holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements.
For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares—Passive Foreign Investment Company Considerations.”
Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Share.
To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to the closing of our IPO in April 2024, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of December 31, 2023, we and our former independent registered public accounting firm, Marcum Asia, identified certain material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB. In connection with the audits of our consolidated financial statements as of December 31, 2024, we identified certain material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB. Specifically, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned; and (3) inadequate segregation of duties for certain key functions due to limited staff and resources.
Our management has implemented and is currently taking the steps necessary to remediate the ineffectiveness, such as i) conducting regular U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; ii) engaging the services of an external consultant with expertise in U.S. GAAP and SEC reporting requirements to provide ongoing technical accounting and disclosure support; iii) continuing to recruit more qualified staff to fill key roles in financial reporting and internal control functions; and iv) under the supervision of the Audit Committee, developing and launching a standalone internal audit charter, standardized testing protocols, and periodic control monitoring workflows to build an internal audit function. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

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
Item 4. INFORMATION ON THE COMPANY
A.History and Development of the Company
For the history and development of the Company, please refer to “Item 3. Key Information—Our Corporate History.”
Corporate Information
Our principal executive offices are located at 2308, 23/F, The Center, 99 Queen’s Road Central, Central, Hong Kong, and our telephone number is(+852) 6810-1055. Our registered office in the British Virgin Islands is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, BVI. We maintain a website at https://www.m-finance.com. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.
The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.
For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”
B.Business Overview
Overview
We are a holding company incorporated in the British Virgin Islands, and our operations are carried out by our Operating Subsidiaries in Hong Kong.
On August 15, 2025, we established two subsidiaries, CAT Strategy Limited, a Hong Kong limited liability company, and iBCH Inc., a British Virgin Islands limited liability company, to initiate our digital asset treasury strategy and active digital asset operations, which includes investments in BCH (Bitcoin Cash) and other digital assets; planned BCH self-mining capabilities; and an expected digital asset-denominated direct life insurance business investment management. Our BCH self-mining capabilities are intended to support the BCH ecosystem’s security and resilience while enhancing our BCH digital asset treasury strategy. By owning the mining infrastructure, the Company anticipates realizing several strategic advantages, including lower BCH acquisition costs compared to prevailing market prices through optimized hardware and energy efficiency, and effective hedging against market volatility via steady asset accumulation.
We are also in the process of applying for a Bermuda Class IILT Insurance License, a specialized regulatory license introduced by the Bermuda Monetary Authority (BMA). This requires that we first obtain a Class ILT license to begin operations in the BMA ‘Sandbox’ for innovative insurers and then graduate to the full Class IILT license. All steps are subject to receiving BMA approvals and accepting the required conditions and restrictions as deemed necessary by the BMA. If approved, this license will allow us to operate a digital asset-denominated direct life insurance business aimed at helping digital asset holders protect, grow, and transfer wealth across generations. We expect that this business, if successfully established, may generate sustainable cash flows that align with long-term shareholder value creation. As of the date of this annual report, both our BCH self-mining business and our digital-asset denominated life insurance business remain future plans.
Our legacy business centers around our Hong Kong subsidiary, m-FINANCE, established in 2002, which is a Hong Kong-based experienced financial trading solution provider principally engaged in the development and provision of financial trading solutions. m-FINANCE has approximately 20 years of experience in providing real-time mission critical forex, bullion/commodities trading platform solutions, financial value-added services, mobile applications and financial information for brokers and institutional clients. m-FINANCE has been committed to providing an advanced trading platform and innovative one-stop trading solution that fits for the Asian market, with clients located over mainland China, Hong Kong and Southeast Asia. m-FINANCE’s customers are mainly financial institutions, including brokers, investment banks, institutional clients and financial services providers.
Revenues for the year ended December 31, 2025 were primarily generated from the operations of the Legacy Operating Subsidiaries providing trading platform solutions and financial value-added services via internet or platform as software as a service. For the years ended December 31, 2023, 2024 and 2025, our total revenue was approximately HK$31,961,177, HK$26,085,318, and HK$33,823,176 (US$4,345,609), respectively. Our gross profit and net income were HK$17,965,507 and HK$6,628,881, respectively, for the year ended December 31, 2023. Our gross profit and net loss were HK$12,302,194 (US$1,583,763) and HK$20,210,992 (US$2,601,926), respectively, for the year ended December 31, 2024. Our gross profit and net profit were HK$10,017,415 (US$1,287,040) and HK$80,401,488 (US$10,329,999), respectively, for the year ended December 31, 2025.
In December 2025, we closed the private placement previously announced on November 21, 2025, raising aggregate gross proceeds of $500 million. The net proceeds will be used primarily to advance our digital asset treasury strategy, including the acquisition of Bitcoin Cash (BCH) and other select cryptocurrencies, with the balance allocated to general corporate purposes. See “—Recent Developments” and “Risk Factors— Risks Related to Our Digital Asset Treasury Strategy” for more information.
We have a highly committed and professional senior management team with strong credentials and extensive experience in the digital assets and financial technology industries. Our experienced management team is led by Chief Executive Officer, Mr. Dawei Yuan. Mr. Yuan is a serial entrepreneur active in the digital assets space with a proven track record in the founding, management and scaling of business ventures. The management team is adaptable to challenges and changing economic environment. During the course of business, our management’s vision and entrepreneurial spirit, an integral part to building brand and developing business of our Digital Asset Operating Subsidiaries, have played a crucial role in shaping the Company's industry recognition, market reputation and business success. We believe the combined experience and capabilities of the management, supported by a dedicated team, enables the Company to adapt to the changes in market conditions and formulate and execute business strategies effectively. See “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES — A. Directors and Senior Management” for further details of the management’s biographies.
Key Services of the Legacy Operating Subsidiaries
m-FINANCE Trading Platform
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

White label services
m-FINANCE provides white label services to customers by allowing them to add additional labels or brands to the trading platform services, offering customers the highest flexibility to operate their trading platform business based on their individual business development strategy or marketing needs at a lower operating cost.
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

Remarks:
O = Optional fee
Notes:
1.We charged a one-time service fee for the services provided.
2.We charged a monthly fee for the services provided.
3.We charged a transaction fee based on the trading volume or lot size.
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
Revenue
The following table sets forth the breakdown of our revenue for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Initial set up, installation and customization services	8,973,079	2,700,199	4,186,588	537,894
Subscriptions	11,445,019	11,419,059	15,166,630	1,948,612
Hosting, support and maintenance services	4,338,184	4,893,759	5,079,073	652,560
Liquidity services	2,626,516	1,902,895	1,405,762	180,613
White label services	2,122,198	3,018,561	4,887,035	627,887
Quotes/news/package subscription services	2,456,181	2,150,845	3,098,088	398,043
Total revenue	31,961,177	26,085,318	33,823,176	4,345,609
Clients
Clients of the Legacy Operating Subsidiaries are mainly financial institutions, including brokers, investment banks, institutional clients, liquidity providers and financial services providers. The Legacy Operating Subsidiaries recruit new clients via existing client referrals, personal networking, online advertisement, promotion, digital marketing, and exhibition. As of the date of this annual report, the Operating Subsidiaries do not offer any incentive for client referrals. For the years ended December 31, 2023, 2024 and 2025, we had 54 , 49 and 48 clients, respectively.
We did not have any key clients on which we depended during the years ended December 31, 2023, 2024 and 2025. Since the revenue generated by each client depends on the type and amounts of services consumed, it is possible for any client or potential client to become a top five client for a fiscal year. The following two facts further indicate that there is no key client on which we were dependent during the years ended December 31, 2023, 2024 and 2025: (i) the total revenue generated by the top five clients represents less than 40% of the revenue of the Operating Subsidiaries for the years ended December 31, 2023, 2024 and 2025; and (ii) the top five clients were not exactly the same for the years ended December 31, 2023, 2024 and 2025.

Salient Terms of Service Agreements
Scope of services
The Legacy Operating Subsidiaries generally enter into written service agreements with clients that set out the scope of services to be provided, and will include the provision of one or more of our development and financial trading solutions services, subject to the request of the customers.
Term
During the years ended December 31, 2023, 2024 and 2025, the service agreements entered were generally for a period of 1 year.
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
For the year ended December 31, 2025, our five largest customers accounted for 13.4%, 8.7%, 6.4%, 5.2% and 4.7%, respectively, of our total revenues.

None of our directors, their close associates, or any shareholders who owned more than 5% of the issued shares of our Company, as of the date of this annual report, had any interest in any of the five largest clients of Operating Subsidiaries during the years ended December 31, 2023, 2024 and 2025. As of the date of this annual report, we are not aware of any of the major clients having experienced material financial difficulties that may materially affect our or the Operating Subsidiaries’ business.
Service Providers
During the years of December 31, 2023, 2024 and 2025, the suppliers were all IT service providers. Our top five suppliers during the years ended December 31, 2023, 2024 and 2025 did not grant credit terms to us and payments made to them were generally made by check and settled in HK$.
For the year ended December 31, 2023, our five largest service providers accounted for 6.6%, 3.3%, 2.0%, 1.5% and 1.3%, respectively, of our total cost of revenue.
For the year ended December 31, 2024, our five largest service providers accounted for 6.8%, 3.6%, 1.8%, 1.3% and 1.2%, respectively, of our total cost of revenue.
For the year ended December 31, 2025, our five largest service providers accounted for 13.1%, 3.1%, 2.1%, 2.1% and 1.3%, respectively, of our total cost of revenue.

As of the date of this annual report, none of our current directors, their close associates, nor any shareholders who owned more than 5% of the issued shares of our Company, had any interest in any of the five largest service providers during the years ended on December 31, 2023, 2024 and 2025. As of the date of this annual report, neither we nor the Operating

Subsidiaries had any significant disputes with any of the service providers for the years ended December 31, 2023, 2024 and 2025.

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
Competition
Digital Assets Operating Subsidiaries
In our self-mining business, we expect to compete with both established hash rate providers as well as less specialized data center and compute providers. In our digital asset-denominated life insurance business, we expect to compete with established life insurance companies that may introduce digital-asset-linked products, as well as with new entrants seeking to capitalize on the intersection of digital assets and insurance. Many of our competitors in the digital assets industry have substantially greater financial resources, brand recognition, and regulatory relationships than we do.
Legacy Operating Subsidiaries
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
With the successful project delivery and sound reputation, some international financial trading solutions providers have applied their proven expertise in the industry, while the local financial trading solutions providers leverage the established relationship with customers. Strong local partnership allows efficient access to local networks and information, which our management believes is a key advantage to our Legacy Operating Subsidiaries.

Material Licenses, Certificates and Approvals
All of our active Legacy Operating Subsidiaries are operating in Hong Kong, and they have received all required permissions from Hong Kong authorities to operate their current business in Hong Kong, namely, their business registration certificates.
Properties
Real Property
As of the date of this annual report, neither we nor the Operating Subsidiaries own any real property. Our corporate headquarters are located at 2308, 23/F, The Center,99 Queen's Road, Central, Hong Kong under a lease agreement From September 5, 2025 to September 4, 2027 .
Intellectual Properties
Domain Name
We are the registrants of the following domain names: goldtradingsignal.com, mfintrader.com, tradingguard.net, tradingsky.net, omegatraders.com, fx24k.com, m-finance.net, m-finance.com, m-finance.hk, mfcloud.net, mmaster.com. algotraders.finance, tradingengine.net, mfi.ltd and hodlbitcoin.com. As of the date of this annual report, all of the domains remain active and the Company may renew such registrations for further periods, and expects to do so for the foregoing domain names at appropriate times.
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
Seasonality
Our Legacy Operating Subsidiaries’ operations do not typically experience any seasonality. We expect that our self-mining Digital Asset Operating Subsidiaries may experience seasonality driven by electricity pricing in the jurisdictions where their mining operations are located.
Employees
As of the date of this annual report, there are 19 employees in our Company, including the Operating Subsidiaries. As of December 31, 2025 and 2024, we had 33 and 34 employees, respectively. All of the employees are stationed in Hong Kong. The following table sets forth a breakdown of the number of our employees by job functions as of the date of this annual report:

Job Functions	Number of Employees
Management	4
Sales and Marketing	1
Software Development	3
Finance	4
Human Resources and Administration	3
Legal	1
Risk Control	1
Operations	2
Total	19
For the years ended December 31, 2023, 2024, and 2025, there was no strike or labor dispute with the staff and we believe the relationships with the employees and work environment are generally positive. We and the Operating Subsidiaries regularly assess the job performance of our staff and we believe that our remuneration policy helps us attract and retain our staff. We determine our employees’ remuneration based on a number of factors, including their duties, position, experience, qualifications and contributions to our Operating Subsidiaries. During the years ended on December 31, 2023, 2024, and 2025, the staff costs of the employees, including salaries, contributions to Mandatory Provident Fund Scheme Ordinance (the “MPFSO”, a retirement scheme in Hong Kong where employers are required to contribute certain amount of employee’s monthly income to the fund) and other benefits were approximately HK$16,509,766 and HK$18,813,515, and HK$26,524,118 (US$3,407,824), respectively.
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
Legal Proceedings
For the years ended on December 31, 2023, 2024, and 2025, and as of the date of this annual report, neither we nor the Operating Subsidiaries have been involved in any litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of our Company or our Operating Subsidiaries.
Insurance
The Operating Subsidiaries provide business protection insurance including covering Property All Risks, Business Interruption Money and Personal Assault, Public Liability, Employee’s Compensation in compliance with applicable Hong Kong laws. Such insurance policies generally extend for one year and are renewable annually. We believe that the current insurance coverage is sufficient for our Operating Subsidiaries’ business operations and is consistent with the industry conventions in Hong Kong. The Operating Subsidiaries were not subject to, nor did they receive, any insurance claims during the years ended on December 31, 2023, 2024, and 2025, and as of the date of this annual report.

Research and Development
During the years ended December 31, 2023, 2024, and 2025, the Company mainly utilized internal resources and one independent third party for research and development.

Regulations
Regulations Related to our Business Operation in Hong Kong
We are a BVI holding company with Legacy Operating Subsidiaries as forex/bullion trading solutions providers in Hong Kong. Below sets out a summary of certain aspects of the Hong Kong laws and regulations which are relevant to our Operating Subsidiaries’ operations and business.
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
Employers must, as far as reasonably practicable, ensure the safety and health at work of all employees by:
•providing and maintaining plant and systems of work that are safe and without risks to health;
•making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;
•providing all necessary information, instruction, training, and supervision for ensuring safety and health;
•as regards any workplace under the employer’s control, maintaining the workplace in a condition that is safe and without risks to health and providing and maintaining means of access to and egress from the workplace that are safe and without risks to health; and
•providing or maintaining a working environment for the employer’s employees that is, so far as reasonably practicable, safe and without risks to health
Failure to comply with any of the above provisions constitutes an offence and the employer is liable on summary conviction to a fine of HK$3,000,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on summary conviction to a fine of HK$3,000,000 and imprisonment of six months.
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
Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)
The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (currently at HK$42.1 per hour as of April 2026) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.
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
(a)identical to the trade mark in relation to goods or services which are identical to those for which it is registered;
(b)identical to the trade mark in relation to goods or services which are similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public;
(c)similar to the trade mark in relation to goods or services which are identical or similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public; or

(d)identical or similar in relation to goods or services which are not identical or similar to those for which the trade mark is registered; the trade mark is entitled to protection under the Paris Convention as a well-known trade mark; and the use of the sign, being without due cause, takes unfair advantage of, or is detrimental to, the distinctive character or repute of the trade mark.
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
•Principle 1 — purpose and manner of collection of personal data;

•Principle 2 — accuracy and duration of retention of personal data;
•Principle 3 — use of personal data;
•Principle 4 — security of personal data;
•Principle 5 — information to be generally available; and
•Principle 6 — access to personal data.
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
The PDPO also gives data subjects certain rights, inter alia:
•the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;
•if the data user holds such data, to be supplied with a copy of such data; and
•the right to request correction of any data they consider to be inaccurate.
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
•personal data must not be processed unless specific conditions are met;
•a data controller must inform a data subject of specific matters, for instance the purposes for which it is being collected and further processed;
•personal data must not be disclosed for any purpose other than the purpose for which it was to be disclosed at the time of collection or a purpose directly related thereto or to any party other than a third party of a class previously notified to the data subject;
•a data controller shall, when processing personal data, take practical steps to protect personal data from loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction;
•personal data must not be kept for longer than is necessary for the purpose;
•personal data must be accurate, complete, not misleading and kept up to date; and
•a data subject must be given access to his or her own personal data and be able to correct that data where it is inaccurate, incomplete, misleading or not up to date, except where a request for such access or correction is refused under the BVI DPA.

The Information Commissioner is the regulator responsible for the proper functioning and enforcement of the BVI DPA. Offences under the BVI DPA include:
•processing sensitive personal data in contravention of the BVI DPA;
•willfully obstructing the Information Commissioner or an authorized officer in the conduct of his or her duties and functions;
•willfully disclosing personal information in contravention of the BVI DPA; and
•collecting, storing or disposing of personal information in a manner that contravenes the BVI DPA.
Offences committed under the BVI DPA may result in fines (up to US$500,000 in certain cases) or imprisonment. Further, a data subject who suffers damage or distress as a result of their data being processed in contravention of the BVI DPA may institute civil proceedings in the British Virgin Islands courts.
C.Organizational Structure
See “—A. History and Development of the Company.”
D.Property, Plants, and Equipment
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
Unless otherwise indicated, all share amounts and per share amounts in this annual report have been presented giving effect to a share consolidation of our Ordinary Shares at a ratio of 8 for 1 , which effected on July 10, 2025.
A. Operating Results
Overview
We are a holding company incorporated in the British Virgin Islands, and our operations are carried out by our Operating Subsidiaries in Hong Kong.

On August 15, 2025, we established two subsidiaries, CAT Strategy Limited, a Hong Kong limited liability company, and iBCH Inc., a British Virgin Islands limited liability company, to initiate our digital asset treasury strategy and active digital asset operations, which includes investments in BCH (Bitcoin Cash) and other digital assets; planned BCH self-mining capabilities; and an expected digital asset-denominated direct life insurance business investment management. Our BCH self-mining capabilities are intended to support the BCH ecosystem’s security and resilience while enhancing our BCH digital asset treasury strategy. By owning the mining infrastructure, the Company anticipates realizing several strategic advantages, including lower BCH acquisition costs compared to prevailing market prices through optimized hardware and energy efficiency, and effective hedging against market volatility via steady asset accumulation.
We are also in the process of applying for a Bermuda Class IILT Insurance License, a specialized regulatory license introduced by the Bermuda Monetary Authority (BMA). This requires that we first obtain a Class ILT license to begin operations in the BMA ‘Sandbox’ for innovative insurers and then graduate to the full Class IILT license. All steps are subject to receiving BMA approvals and accepting the required conditions and restrictions as deemed necessary by the BMA. If approved, this license will allow us to operate a digital asset-denominated direct life insurance business aimed at helping digital asset holders protect, grow, and transfer wealth across generations. We expect that this business, if successfully established, may generate sustainable cash flows that align with long-term shareholder value creation. As of the date of this annual report, both our BCH self-mining business and our digital-asset denominated life insurance business remain future plans.
Our legacy business centers around our Hong Kong subsidiary, m-FINANCE, established in 2002, which is a Hong Kong-based experienced financial trading solution provider principally engaged in the development and provision of financial trading solutions. m-FINANCE has approximately 20 years of experience in providing real-time mission critical forex, bullion/commodities trading platform solutions, financial value-added services, mobile applications and financial information for brokers and institutional clients. m-FINANCE has been committed to providing an advanced trading platform and innovative one-stop trading solution that fits for the Asian market, with clients located over mainland China, Hong Kong and Southeast Asia. m-FINANCE’s customers are mainly financial institutions, including brokers, investment banks, institutional clients and financial services providers.
Key factors that affect operating results
Our results of operations have been and will continue to be affected by a number of factors, including those set out below:
Price and volatility of BCH and other digital assets
We expect to derive a significant portion of revenue from self-mining of digital assets, primarily BCH. Hence, our ability to generate revenue from this business line is directly affected by the market price of BCH. The price of BCH may also impact the use of and residual value of our self-mining equipment. In addition, our balance sheet is significantly concentrated in BCH. We expect that the revenue and profitability of our digital-asset denominated life insurance business may also be correlated to cryptocurrency prices.
The prices of BCH and other digital assets have experienced substantial volatility and have in the past and may in the future be driven by speculation and incomplete information, subject to rapidly changing investor sentiment, and influenced by factors such as technology, macroeconomic conditions, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Further, the value of BCH and other digital assets may be significantly impacted by factors beyond our control, including consumer trust in the market acceptance of digital assets as a means of exchange by consumers and merchants. For example, the approval of spot Bitcoin ("BTC") exchange-traded funds by the SEC in January 2024 initially drove substantial Bitcoin price appreciation, but this was followed by periods of sharp correction, with BTC declining by more than 50% from its October 2025 high to its February 2026 low. BCH has historically been correlated to BTC prices. In calendar year 2022, a number of companies in the digital assets industry declared bankruptcy, including cryptocurrency exchanges, hedge funds, miners and lenders, which also led, at least in part, to a significant drop in digital assets prices. We have limited ability to predict BCH and digital asset prices and volatility, which we expect to continue to affect our future earnings and cash flows.
Our ability to effectively maintain our leadership position in the global electricity cost curve
We expect that electricity prices will be one of the most significant costs of operating our self-mining business. As such, our ability to secure ample power supply with low electricity cost. The successful execution of our self-mining business depend on our success in identifying and securing new sources of electrical capacity on competitive terms or contracting with third parties who can do so effectively, in the case of hosted mining capacity. Failure to do so could constrain our ability to expand.
General market conditions of the capital market and financial trading industry in Hong Kong
Our Legacy Operating Subsidiaries’ business is closely related to the capital market and financial trading industry in Hong Kong. Through our Operating Subsidiaries, we provide financial trading solutions and the services provided by the Operating Subsidiaries are affected by the capital market in Hong Kong. Any material deterioration in the financial and economic conditions of the financial and capital market in Hong Kong could materially and adversely affect the business and prospects of our Legacy Operating Subsidiaries. The Hong Kong financial and capital market is susceptible to changes in the global, as well as domestic economic, social and political conditions, including, but not limited to, interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes and legal and regulatory changes. When there are unfavorable changes to the global or local market conditions, the financial and securities market in Hong Kong may experience negative fluctuations in its performance. It may directly affect the demand for our Legacy Operating Subsidiaries’ services, pricing strategies, the level of business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.
The Legacy Operating Subsidiaries rely on IT staff and our Digital Asset Operating Subsidiaries rely on staff with digital assets experience, as well as other skilled workers to complete their projects and the retention and recruitment of these skilled professionals is challenging.
There is a limited pool of IT staff and other skilled workers with the requisite skills, know-how and experience required for our Legacy Operating Subsidiaries’ business, similarly, there is a limited pool of staff with the necessary experience required for our Digital Assets Operating Subsidiaries. As the quality of technical know-how of staff are keys to the business of our Operating Subsidiaries, attracting and retaining talent are essential components of ourOperating Subsidiaries’ business strategy. We may have to offer better salaries, incentive packages and training opportunities to attract and retain sufficient skilled workers to maintain our Operating Subsidiaries’ operations and growth, which may increase our costs and reduce our profitability. For the years ended December 31, 2023, 2024 and 2025, our staff costs of directors and employees, including salaries, provident fund contributions and other benefits were HK$16,509,766, HK$18,813,515 and HK$26,524,118 (US$3,407,824), respectively. We cannot be certain that we will be able to retain our existing IT or digital assets staff and other skilled workers and recruit additional qualified professionals to support the future operations and growth of our Operating Subsidiaries. Any failure to do so may adversely affect the business and growth of our Operating Subsidiaries.
Recent Developments
In December 2025, mF International closed a private placement deal with institutional and individual investors to fund its new digital asset treasury strategy and support its liquidity and operations. The Company issued 48,520,000 class A ordinary shares and 1,480,000 pre-funded warrants in exchange for HK$3,900,000,000 (US$500,000,000).
During the year ended December 31, 2025, the Company launched its digital asset investment strategy which primarily consists of investing in stable coin (USDC), Bitcoin (BTC), Bitcoin Cash (BCH), USDT (Tether) and other insignificant digital assets such as ETH (Ethereum), Binance Coin (BNB), TRX (TRON) and USD1 (World Liberty Financial USD). The Company retains ownership of and control over its digital assets and use third-party custodial services to secure them. In addition, the Company manages the risk of the price fluctuation of digital assets through derivative instruments such as covered put and covered call options on digital asset related securities. The covered put and call options on bitcoin cash-related securities generate option premium income and lower the effective prices. If an option expires, the Company keeps the full option premium as income.
As of December 31, 2025, the Company had an ownership of the following digital assets custodied:

Custodian	Number of Stablecoin Custodied	Stablecoin Custodied (%)	Number of Bitcoin Custodied	Bitcoin Custodied (%)	Number of Bitcoin Cash Custodied	Bitcoin Cash Custodied (%)	Number of Binance Coin Custodied	Binance Coin Custodied (%)	Number of Tether Custodied	Tether Custodied (%)	Number of Individual Insignificant Digital Asset Holdings Custodied	Individual Insignificant Digital Asset Holdings Custodied (%)
Coinbase Custody Trust Company, LLC ("Coinbase")	22,611,512	69.2%	-	-%	36,608	8.7%	-	-%	39	-%	-	-%
Payward Inc ("Kraken")	10,016,373	30.7%	-	-%	196,922	46.7%	-	-%	2,004,362	1.1%	-	-%
Galaxy Trading Asia Limited (f.k.a. Galaxy Digital Trading HK Limited) ("Galaxy")	-	-%	-	-%	30,000	7.1%	-	-%	10,000,000	5.8%	-	-%
Cold Stone Security Technology Company Limited ("ColdLar")	-	-%	-	-%	33,678	8.0%	-	-%	162,632	0.1%	548	99.7%
Binance Holdings Ltd. ("Binance")	21,863	0.1%	340	100.0%	124,494	29.5%	569	100.0%	161,042,176	93.0%	2	0.3%
	32,649,748	100.0%	340	100.0%	421,702	100.0%	569	100.0%	173,209,209	99.9%	550	100.0%

On February 6, 2026, the Company announced plans to expand its digital asset treasury strategy by developing in-house Bitcoin Cash (BCH) self-mining capabilities. This initiative is designed to support the BCH ecosystem’s security and resilience while enhancing the Company’s BCH digital asset treasury strategy. By owning the mining infrastructure, the Company anticipates realizing several strategic advantages, including lower BCH acquisition costs compared to prevailing market prices through optimized hardware and energy efficiency, and effective hedging against market volatility via steady asset accumulation.
The Company also announced its intention to apply for the Bermuda Class IILT Insurance License, a specialized regulatory license introduced by the BMA. This requires that the Company first obtain a Class ILT license to begin operations in the BMA ‘Sandbox’ for innovative insurers and then graduate to the full Class IILT license. All steps are subject to receiving BMA approvals and accepting the required conditions and restrictions as deemed necessary by the BMA. If approved, this license will allow the Company to operate a digital asset-denominated direct life insurance business aimed at helping digital asset holders protect, grow, and transfer wealth across generations. The Company recognizes that this initiative involves regulatory and operational uncertainties inherent in pioneering new financial services. The regulatory frameworks may evolve, potentially affecting application requirements and approval processes. Success will depend on obtaining regulatory approval and achieving market acceptance, with no guarantee of commercial objectives being met.

Results of Operations
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
Interest expenses, net
We incurred interest expenses on bank borrowings, which totaled HK$483,623 and HK$325,084 for the years ended December 31, 2023 and 2024, respectively, with an annual effective interest rate of 4.9% and 3.7% during the years ended December 31, 2023 and 2024, respectively. Our interest expense for the year ended December 31, 2024 was lower compared to the same period in 2023. Our lenders lowered the interest rate on our borrowings following the U.S. Federal Reserve slashing of the interest rate in September 2024. We also recorded interest income of HK$130,621 and HK$426,232 on bank deposits for the years ended December 31, 2023 and 2024, respectively. We earned higher bank interest income on fixed deposit accounts from the IPO proceeds we received in April 2024.
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

Comparison of year ended December 31, 2024 with year ended December 31, 2025
The following table sets forth key components of our results of operations for the years ended December 31, 2024 and 2025:

	For the years ended December 31,
	2024	2025	2025	Variance	% of variance
	HK$	HK$	US$	HK$
Revenue	26,085,318	33,823,176	4,345,609	7,737,858	29.7%
Cost of revenue	13,783,124	23,805,761	3,058,569	10,022,637	72.7%
Gross profit	12,302,194	10,017,415	1,287,040	(2,284,779)	(18.6)%

Operating expenses
Selling and marketing expenses	4,182,830	6,684,126	858,778	2,501,296	59.8%
Research and development expenses	172,810	45,967	5,906	(126,843)	(73.4)%
General and administrative expenses	27,317,790	37,635,611	4,835,431	10,317,821	37.8%
Impairment loss of intangible assets	-	14,242,561	1,829,887	14,242,561	100%
Total operating expenses	31,673,430	58,608,265	7,530,002	26,934,835	85.0%
Loss from operations	(19,371,236)	(48,590,850)	(6,242,962)	(29,219,614)	150.8%

Investment gain (losses), net
Option premium income	-	4,407,000	566,212	4,407,000	100%
Realized gain on disposal of digital assets	-	873,409	112,216	873,409	100%
Investment income from stable coins and digital assets	-	1,680,869	215,958	1,680,869	100%
Change in fair value of derivative liabilities	-	(2,795,520)	(359,169)	(2,795,520)	100%
Change in fair value of stable coins, digital assets and digital assets – restricted	-	121,190,685	15,570,604	121,190,685	100%
Others	-	(1,383,004)	(177,689)	(1,383,004)	100%
Total investment gain (losses), net	-	123,973,439	15,928,132	123,973,439	100%

Other (expenses) income
Other (expense) income, net	(159,145)	65,615	8,430	224,760	(141.2)%
Interest income, net	101,148	255,969	32,887	154,821	153.1%
Total other (expenses) income, net	(57,997)	321,584	41,317	379,581	(654.5)%

(Loss) income before income taxes	(19,429,233)	75,704,173	9,726,487	95,133,406	(489.6)%
Income tax (expense) benefit	(781,759)	3,040,531	390,648	3,822,290	(488.9)%
Net (loss) income	(20,210,992)	78,744,704	10,117,135	98,955,696	(489.6)%

Other (loss) comprehensive income
Foreign currency translation adjustment	3,964	(465,751)	(91,897)	(469,715)	(11,849.5)%
Comprehensive (loss) income	(20,207,028)	78,278,953	10,025,238	98,485,981	(487.4)%

Revenue
The following table sets forth the breakdown of our revenue by major revenue type for the years ended December 31, 2024 and 2025, respectively:

	For the years ended December 31,
	2024	2025	2025	Variance	% of variance
	HK$	HK$	US$	HK$
Initial set up, installation and customization services	2,700,199	4,186,588	537,894	1,486,389	55.0%
Subscriptions	11,419,059	15,166,630	1,948,612	3,747,571	32.8%
Hosting, support and maintenance services	4,893,759	5,079,073	652,560	185,314	3.8%
Liquidity services	1,902,895	1,405,762	180,613	(497,133)	(26.1)%
White label services	3,018,561	4,887,035	627,887	1,868,474	61.9%
Quotes/news/package subscription services	2,150,845	3,098,088	398,043	947,243	44.0%
Total revenue	26,085,318	33,823,176	4,345,609	7,737,858	29.7%
Our revenue increased by HK$7,737,858, or 29.7% from HK$26,085,318 for the year ended December 31, 2024 to HK$33,823,176 (US$4,345,609) for the year ended December 31, 2025, primarily because of an increase in our revenue from initial set up, installation and customization services, subscriptions, white label service and quotes/news/package subscription services, partially offset by a decrease in our liquidity service.
Revenue from our initial set up, installation and customization services rose by HK$1,486,389, or 55.0%, from HK$2,700,199 for the year ended December 31, 2024 to HK$4,186,588 for the same period in 2025. The increase was mainly due to the high demand for customization services.
Revenue from our subscriptions increased by HK$3,747,571, or 32.8%, from HK$11,419,059 for the year ended December 31, 2024 to HK$15,166,630 for the year ended December 31, 2025. This significant increase was primarily driven by the expansion of several of our customers' businesses, which resulted in a heightened demand for our subscription services.

Our quotes/news/package subscription services are value-added and optional services to our customers. Through the subscription of this service line, we offer financial strategy analysis, financial calendar, real-time quotes and financial information and news to our customers. Compared to HK$2,150,845 in the year ended December 31, 2024, the quotes/news/package subscription services revenues for the same period in 2025 was HK$3,098,088 with an increment of HK$947,243 or 44.0%. During the year ended December 31, 2025, our customers subscribed to the premium service package instead of basic data feed service.
White label service revenue spiked by HK$1,868,474 or 61.9% from HK$3,018,561 for the year ended December 31, 2024 to HK$4,887,035 in the same period in 2025. The Company provides white label services to customers by allowing them to add additional labels or brands to the trading platform services. This provides customers the highest flexibility to operate their trading platform business based on their individual business development strategy or marketing needs at a lower operating cost.
Our hosting, support and maintenance services revenues slightly increased by HK$185,314, or 3.8%, from HK$4,893,759 in the year ended December 31, 2024 to HK$5,079,073 (US$652,560) in the same period in 2025. We provided hosting, support and maintenance services to our customers to whom we delivered the implementation of the new or customized trading platforms.
Despite the increase in the revenues from initial set up, installation and customization services, subscriptions, white label service and quotes/news/package subscription services, we experienced a decrease in revenues from liquidity service.
Liquidity service revenue dropped by HK$497,133, or 26.1%, from HK$1,902,895 for the year ended December 31, 2024 to HK$1,405,762 in the same period in 2025. The liquidity service fee is charged based on the transaction volume of orders sent directly to the liquidity providers. We experienced a lower transaction volume in the fiscal year ended December 31, 2025 compared to the same period in 2024.
Cost of revenue
The following table sets forth the breakdown of our cost of revenue for the years ended December 31, 2024 and 2025:

	For the years ended December 31,
	2024	2025	2025	Variance	% of variance
	HK$	HK$	US$	HK$
Internet services cost	1,441,293	1,534,154	197,108	92,861	6.4%
Employee-related costs	7,190,799	10,986,938	1,411,604	3,796,139	52.8%
Subscription costs	140,844	127,755	16,414	(13,089)	(9.3%)
Outsourcing fees	168,410	3,842,153	493,641	3,673,743	2,181.4%
Amortization of intangible assets	4,516,459	6,801,737	873,889	2,285,278	50.6%
Commission expenses	318,347	509,700	65,486	191,353	60.1%
Others	6,972	3,324	427	(3,648)	(52.3)%
Total cost of revenue	13,783,124	23,805,761	3,058,569	10,022,637	72.7%
Our cost of revenue surged by HK$10,022,637, or 72.7%, from HK$13,783,124 for the year ended December 31, 2024 to HK$23,805,761 for the year ended December 31, 2025, which was predominantly driven by an increase in employee-related costs, outsourcing fees, and amortization of intangible assets by HK$3,796,139, HK$3,673,743, and HK$2,285,278, respectively.

Internet service cost
Internet service cost represented cost in relation to server hosting service provided by data center service providers as well as acquiring internet data lines from various service providers for internet access.
Employee-related costs
Employee-related costs consisted primarily of payroll and other personnel-related expenses of our staff to support our financial trading solution services. Our employee-related costs increased by HK$3,796,139 or 52.8% from HK$7,190,799 in the year ended December 31, 2024 to HK$10,986,938 in the same period of 2025.The increment was mainly because of lower staff costs related to research and development were capitalized as intangible assets since more time and resources were allocated for supporting our financial trading solution services in the year ended December 31, 2025.
Subscription costs
Our subscription costs represented costs incurred for subscription payments for price or news feeds from news and financial market information providers. We will convert the raw data into usable data that can be used in our trading platform. The decrease in subscription costs was due to a cancelled subscription from a financial market information provider.
Outsourcing fees
We may outsource some works to independent third parties. The outsourcing costs mainly represented the charges and fees paid to subcontractors who handled software development work and managerial level technical support for us. The outsourcing fees increased as we required more outsourcing services in the year ended December 31, 2025, which was in line with our increase in revenue from initial set up, installation and customization services, subscriptions, white label service and quotes/news/package subscription services.
Amortization of intangible assets
Our amortization of intangible assets mainly represented the amortization of our in-house labor cost for developing financial trading solutions. Our amortization of intangible assets for the same period in 2025 increased as several intangible assets that we had developed previously were launched to the market and began to be amortized.
Commission expenses
Commission expenses represented the fees we paid to business partners that bring new businesses to us. The commission is generally determined based on a certain percentage of revenue generated from customers referred by business partners. Compared to the year ended December 31, 2024, we recognized higher commission expenses in current year. Such increase in commission expenses aligned with a rise in revenue for the year ended December 31, 2025.

Gross profit
Our total gross profit decreased by HK$2,284,779 or 18.6% from HK$12,302,194 for the year ended December 31, 2024 to HK$10,017,415 for the year ended December 31, 2025. Our total gross profit margin shrank from 47.2% for the year ended December 31, 2024 to 29.6% for the year ended December 31, 2025. The plunge in our gross profit was primarily due to the increase in our cost of revenue in 2025, particularly an increment in employee-related costs, outsourcing fees and amortization of intangible assets.
Operating expenses.
Our operating expenses consisted of the following:

	For the years ended December 31,
	2024	2025	2025	Variance	% of variance
	HK$	HK$	US$	HK$
Selling and marketing expenses	4,182,830	6,684,126	858,778	2,501,296	59.8%
Research and development expenses	172,810	45,967	5,906	(126,843)	(73.4%)
General and administrative expenses	27,317,790	37,635,611	4,835,431	10,317,821	37.8%
Impairment loss of intangible assets	-	14,242,561	1,829,887	14,242,561	100.0%
Total operating expenses	31,673,430	58,608,265	7,530,002	26,934,835	85.0%
Our selling and marketing expenses mainly represent the advertising, promotional and marketing expenses. Our selling and marketing expenses surged by HK$2,501,296, or 59.8%, from HK$4,182,830 for the year ended December 31, 2024 to HK$6,684,126 for the year ended December 31, 2025. In May 2024, we initiated two two-year business development and marketing consulting agreements aimed at boosting our revenue. These agreements are designed to assist us in identifying new customers and refining our business strategy, including marketing and promotional activities.
Our research and development expense pertains to the project research stage and primarily consists of payroll and other personnel-related expenses of our software development team. Our research and development expenses decreased by HK$(126,843), or (73.4%), from HK$172,810 for the year ended December 31, 2024 to HK$45,967 for the year ended December 31, 2025. This significant reduction was mainly due to our platform's existing functions adequately meeting current needs, along with a strategic realignment of our human resources to other areas.
Our general and administrative expenses include the depreciation expenses of property and equipment, employee compensations, insurance, legal and professional fees, office expenses, rent and utilities, travel, allowance for credit losses, and others. Our general and administrative expenses rose by HK$10,317,821, or 37.8%, from HK$27,317,790 for the year ended December 31, 2024 to HK$37,635,611 for the year ended December 31, 2025, primarily driven by a surge in employee compensation and benefits by HK$4,041,307, legal and professional fees by HK$7,069,726 and rent and utilities by HK$903,134. During the year ended December 31, 2025,we capitalized lower staff costs as intangible assets under research and development, reallocating more human resources to various projects. Our legal and professional fees for legal, audit, and advisory services rose primarily due to the additional legal services acquired for our private investment in public entity, equity plan and compliance. Our rent and utilities expenses also increased mainly due to additional rent payment to a new office leased in September 2025.
Our impairment loss of intangible assets increased by HK$14,242,561 (US$1,829,887) due to the carrying amount of the assets may not be recoverable.

Investment gain (losses), net
Our investment gain (losses), net consists of the following:

	For the years ended December 31,
	2024	2025	2025	Variance	% of variance
	HK$	HK$	US$	HK$
Investment gain (losses), net
Option premium income	-	4,407,000	566,212	4,407,000	100%
Realized gain on disposal of digital assets	-	873,409	112,216	873,409	100%
Investment income from stable coins and digital assets	-	1,680,869	215,958	1,680,869	100%
Change in fair value of derivative liabilities	-	(2,795,520)	(359,169)	(2,795,520)	100%
Change in fair value of stable coins, digital assets and digital assets – restricted	-	121,190,685	15,570,604	121,190,685	100%
Others	-	(1,383,004)	(177,689)	(1,383,004)	100%
Total investment gain (losses), net	-	123,973,439	15,928,132	123,973,439	100%

On December 1, 2025, we closed a private placement, or PIPE, with institutional and individual investors and received a HK$3,900,000,000 (US$500,000,000), before deducting operating expenses, in connection with its plans to initiate a digital asset treasury strategy. As a result of the closing, we issued 48,520,000 of the Company’s class A ordinary shares and 1,480,000 Pre-Funded Warrants at a purchase price of $10.00 per class A ordinary share. During November and December 2025, we used the net proceeds primarily to fund the acquisition of various digital assets and the establishment of our digital asset treasury operations, as well as for working capital, general corporate and other purposes. Additionally, we sold several digital assets and acquired BCH option contracts during the same period. We recognized option premium income, realized gain on disposal of digital assets, investment income from digital assets, change in fair value of derivative liabilities, change in fair value of digital assets and others.
Option premium income
During November and December 2025, the Company entered into a total of six option contracts with Galaxy Trading Asia Limited (formerly known as Galaxy Digital Trading HK Limited) (“Galaxy”), comprising three put option contracts and three call option contracts, covering an aggregate of 60,000 BCH. Galaxy acted as the option holder, while the Company was the option writer. Galaxy also acted as the custodian of the underlying BCH. All contracts were physically settled on the business day following the relevant exercise date.
The three put option contracts were entered into on November 28, 2025 and expired on December 26, 2025. Each contract covered 10,000 BCH, with strike prices of US$482, US$508 and US$428 per BCH, respectively. Under the terms of the contracts, the put options would be automatically exercised on the expiry date if they were in-the-money, i.e., where the spot price of BCH was below the respective strike prices. As the spot price of BCH on December 26, 2025 exceeded all strike prices, the put options expired unexercised. Accordingly, the Company retained the option premium and recognized option premium income of HK$4,407,000 (US$566,212) upon expiration.
The three call option contracts were entered into on December 23, 2025 and expire on January 30, 2026. Each contract covers 10,000 BCH, with strike prices of US$650, US$640 and US$660 per BCH, respectively. Under the terms of the contracts, the call options are subject to automatic exercise on the expiry date if they are in-the-money, i.e., where the spot price of BCH exceeds the respective strike prices. As at December 31, 2025, the call option contracts remained outstanding and had neither been exercised nor expired. Accordingly, no option premium income was recognized in respect of these contracts for the year ended December 31, 2025.
Realized gain on disposal of digital assets
As of December 31, 2025, we disposed several digital assets with realized gain of HK$873,409 (US$112,216).

Investment income from digital assets
Our investment income from digital assets consisted of interest income and commission income generated from cryptocurrency exchanges. Commission income represents referral fee paid by the cryptocurrency brokerage firms when mF International Limited referred one of its subsidiaries, iBCH, to open a cryptocurrency brokerage account. During the year ended December 31, 2025, we earned investment income from digital assets in an amount of HK$1,680,869 (US$215,958), which included interest income, HK$1,510,722 (US$194,098) and commission income, HK$170,147 (US$21,860).
Change in fair value of derivative liabilities
The derivative option contracts were initially recorded on the consolidated balance sheets at their initial fair value on the date of issuance. After the initial recognition, the fair value of the underlying option feature changed over time due to changes in market conditions. During November and December 2025, we entered into six derivative option contracts with Galaxy Trading Asia Limited (f.k.a. Galaxy Digital Trading HK Limited) involving 60,000 BCH in aggregate.
During the year ended December 31, 2025, the Company recognized an aggregate change in fair value of derivative liabilities of HK$2,795,520 (US$359,169), which relates to option contracts that remained outstanding as at the balance sheet date.
As of December 31, 2025, certain option contracts had expired prior to the reporting date and, accordingly, no related derivative liabilities remained outstanding in respect of those contracts. The change in fair value recognized during the period is attributable to the remeasurement of outstanding derivative positions based on prevailing market conditions, including the spot price of BCH.
Change in fair value of digital assets
The Company's digital assets mainly consist of investments in Bitcoin (BTC), Bitcoin Cash (BCH), Binance Coin (BNB), USDT (Tether) and other insignificant digital assets such as ETH (Ethereum), TRX (TRON) and USD1 (World Liberty Financial USD). The Company retains ownership of and control over its digital assets and uses third-party custodial services to secure them.
Digital assets purchased are initially recorded at cost, including capitalized transaction fees, using the weighted-average method, and subsequently, remeasured at fair value based on the exchange quoted price throughout the reporting period, with changes in fair value recognized on the consolidated statements of operations. As of December 31, 2025, we had a gain in change in fair value of digital assets of HK$121,190,685 (US$15,570,604).
Other (expenses) income
Our other (expenses) income consists of the following:

	For the years ended December 31,
	2024	2025	2025	Variance	% of variance
	HK$	HK$	US$	HK$
Other income
Sundry income	29,275	-	-	(29,275)	(100.0)%
Others	65	213,441	27,422	213,376	(100.0)%
Other income	29,340	213,441	27,422	184,101	627.5%

Other expenses
Other expenses	188,485	147,826	18,992	(40,659)	(21.6%)
Other expenses	188,485	147,826	18,992	(40,659)	(21.6%)

Total other (expenses) income , net	(159,145)	65,615	8,430	224,760	(141.2)%

Sundry income. The Operating Subsidiaries charged handling service fees for services provided to customers using the multi-asset trading software by the MT4/MT5 (forex trading platforms) service providers. Some customers requested the Operating Subsidiaries to subscribe to such services from the MT4/MT5 service providers and they, in turn, charged such customers. The sundry income was the net amount of sundry income from providing such handling services after deducting the expenses it incurred over the same period. Due to the fall in customers’ requests for such service, there was no subscription for MT4/MT5 service.
Other income: Other income includes foreign exchange transaction gain and miscellaneous income. During the year ended December 31, 2025, we incurred foreign exchange transaction gain HK$51,225 due to appreciation of Hong Kong dollar and miscellaneous income, HK$162,216, which is related to operational subsidies received for small-and-middle enterprises from the Hong Kong SAR government.
Interest income, net
Interest income, net includes interest expenses on bank borrowings and related party loan offset by interest income we earned for the savings or time deposits in our bank accounts. We incurred interest expenses on bank borrowings, which totaled HK$325,084 and HK$157,825 for the years ended December 31, 2024 and 2025, respectively, with an annual effective interest rate of 3.7% and 2.8% during the years ended December 31, 2024 and 2025, respectively. Compared to the same period in 2024, our interest payments decreased, as the loan principal balances were reduced for the year ended December 31, 2025.On August 26, 2025, we entered into an unsecured term loan agreement with Fire Lucky Investment Co., Ltd. (the “Loan Agreement”), the controlling shareholder of the Company (“Fire Lucky”), pursuant to which Fire Lucky agreed to lend us US$1,000,000 (the “Loan”). The loan with Fire Lucky carried an interest rate of 5% per annum, payable upon maturity was repaid on December 25, 2025. The total interest expenses paid to Fire Lucky was HK$130,000 for the year ended December 31, 2025.

We also recorded interest income of HK$426,232 and HK$543,794 on bank deposits for the years ended December 31, 2024 and 2025, respectively. We earned higher bank interest income from the PIPE proceeds due to an increased interest rate.
Income tax (expenses) benefit
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
Taxation in the statement of income represents:

	For the years ended December 31,
	2024	2025	2025	Variance	% of variance
	HK$	HK$	US$	HK$
Current tax	-	(6,226)	(800)	(6,226)	100.0%
Deferred tax	(781,759)	3,046,757	391,448	3,828,516	(489.7%)
Total income tax expense (benefit)	(781,759)	3,040,531	390,648	3,822,290	(488.9%)
We generated an income tax benefit of HK$3,040,531 for the years ended December 31, 2025 contrary to income tax expense of HK$781,759 in the same period in 2024. The accretion of income tax benefit for the years ended December 31, 2025 compared to the same period in 2024 by HK$3,828,516 was triggered by a reversal of deferred tax liabilities related to the amortization of capitalized intangible assets.
Net (loss) income
We reported net loss of HK$20,210,992 for the years ended December 31, 2024 while net income of HK$78,744,704 for the same period in 2025 predominantly due to an investment gain (losses), net incurred during the current year.

Other comprehensive (loss) income

Income from foreign currency translation adjustment amounted to HK$3,964 and HK$465,751 for the years ended December 31, 2024 and 2025, respectively.
B. Liquidity and Capital Resources
As of the date of this annual report, we have financed our Operating Subsidiaries’ operations primarily through cash flows from operations and loans from banks. We plan to support our future operations primarily from cash generated from our operations.
As of December 31, 2025, we had cash and restricted cash in aggregate of HK$223,408,053 (US$28,703,513) compared to HK$21,999,787 as of December 31, 2024. We received cash proceeds of HK$221,297,724 (US$28,432,377) out of total proceeds of US$500 million via our private placement ("PIPE"). We generated a positive working capital of HK$4,009,216,848 (US$515,105,011) during the year December 31, 2025 compared to the working capital of HK$$16,962,651 as of December 31, 2024, mainly due to the cash proceeds received from PIPE during fiscal year 2025.
We had an outstanding bank borrowing balance of HK$1,444,983 (US185,652) as of December 31, 2025. This outstanding balance will be due in 2026. The effective interest rate for the year ended December 31, 2025 was 2.76%.

We believe that our current cash and cash flows provided by operating activities, loans from banks, and the net proceeds from our PIPE and pre-funded warrants will be sufficient to meet our working capital needs in the next 12 months from the date of this annual report. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available on favorable terms or at all. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and significant dilution to our existing shareholders.
The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Net cash provided by (used in) operating activities	11,324,808	(21,877,518)	(15,870,912)	(2,039,097)
Net cash (used in) provided by investing activities	(5,685,740)	(8,430,509)	1,368,018	175,763
Net cash (used in) provided by financing activities	(10,887,289)	45,493,432	216,376,911	27,800,150
Effect of exchange rate changes on cash	(5,092)	3,964	(465,751)	(59,840)
Net (decrease) increase in cash	(5,253,313)	15,189,369	201,408,266	25,876,976
Cash, beginning of year	12,063,731	6,810,418	21,999,787	2,826,537
Cash, end of year	6,810,418	21,999,787	223,408,053	28,703,513
Operating activities
Net cash used in operating activities was HK$15,870,912 for the year ended December 31, 2025, mainly derived from (i) net income of HK$78,744,704 for the year ended December 31, 2025; ii) various non-cash items of HK$103,523,804, such as depreciation of property and equipment of HK$268,028, amortization of intangible assets of HK$6,813,062, amortization of right-of-use assets of HK$2,233,308, impairment loss of intangible assets of HK$14,242,561, recovery of the allowance of credit loss of HK$21,567, option premium income of HK$4,407,000, realized gain on disposal of digital assets of HK$873,409, investment income of HK$1,680,869, change in fair value of derivative liabilities of HK$2,795,520, change in fair value of digital assets of HK$121,190,685, others HK$1,344,004 and deferred tax benefits of HK$3,046,757 and (iii) changes in operating assets and liabilities of HK$8,908,188 which mainly included (a) a decrease in deposits and other current assets of HK$474,748, mainly due to the deposit paid to outsourcing service provider; (b) an increase in accrued expenses and other payables of HK$2,474,880 due to more provision on legal and professional fee incurred during the year end; (c) a decrease in contract liabilities of HK$13,088, which was mainly due to lower receipt in advance from customers; (d) a decrease in accounts receivable of HK$917,734, which was mainly due to we efficiently managed our days sales outstanding; (e) a decrease in prepaid expenses of HK$8,230,370; (f) an increase in tax payable of HK$6,348; (g) payment of office lease to third party and a related party of HK$2,233,308.

Net cash used in operating activities was HK$21,877,518 for the year ended December 31, 2024, which was attributable to the following: (i) net loss of HK$20,210,992 for the year ended December 31, 2024; (ii) non-cash adjustments of HK$7,782,656 inclusive of depreciation of property and equipment, $96,880, amortization of intangible assets, HK$4,516,459, amortization of right-of-use assets, HK$1,494,383, allowance for credit loss, HK$893,175 and deferred tax expense, HK$781,759; and (iii) a decrease in operating assets and liabilities of HK$9,449,182 which was driven by an increase in prepaid expenses related to two business development and marketing service agreements, HK$13,373,781, deposit payment, HK$13,300, income tax payment, HK$124,069 and lease payments, HK$1,500,000, offset by customer collections, HK$668,920, an increase in accrued expenses, HK$738,576 and an increase in advance receipts from customers, HK$4,154,472.
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
Investing activities
Net cash provided by investing activities amounted to HK$1,368,018 for the year ended December 31, 2025, representing costs to obtain and develop software of HK$2,321,836 , purchase of property and equipment of HK$151,646 and was offset by the proceeds from call options of HK$3,841,500.
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
Financing activities
Net cash provided by financing activities amounted to HK$216,376,911 for the year ended December 31, 2025. The inflow of cash from financing activities mainly included the proceeds from pre-funded warrants of HK$76,440,000, the proceeds from PIPE of HK$144,857,724 and the proceeds from a related party loan of HK$7,800,000. Total proceeds were offset by the repayment of bank borrowings of HK$4,614,703 and the repayments to the related parties of HK$8,106,110 during the year ended December 31, 2025.
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
Contractual Obligations
The following table summarizes our contractual obligations in HK$ and US$ as of December 31, 2025:

(Amounts expressed in HK$)	Payments due by period
	Total	Less than 1 year	1-3 years
	HK$	HK$	HK$
Bank borrowings	1,460,425	1,460,425	-
Operating lease obligation	4,553,083	2,763,750	1,789,333
	6,013,508	4,224,175	1,789,333

(Amounts expressed in US$)	Payments due by period
	Total	Less than 1 year	1-3 years
	US$	US$	US$
Bank borrowings	187,636	187,636	-
Operating lease obligation	584,981	355,087	229,894
	772,617	542,723	229,894
Capital expenditures
For the years ended December 31, 2023, 2024 and 2025, we purchased HK$48,157, HK$463,476 and HK$136,011, respectively, of property and equipment mainly for use in our Operating Subsidiaries’ operations. During the year ended December 31, 2025, we purchased additional computer equipment, servers, and storage solutions to enhance the system performance of our financial trading platforms and replaced outdated equipment. Subsequent to December 31, 2025 and as of the date of this annual report, we did not purchase any material property and equipment, and intangible assets for operational use. We do not have any other material commitments for capital expenditures as of December 31, 2025 or as of the date of this annual report.
Inflation
Inflation did not materially affect the business or the results of operations of our Operating Subsidiaries.
Seasonality
The nature of our Operating Subsidiaries’ business does not appear to be affected by seasonal variations.
C.Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company — B. Business Overview — Research and Development” and “Item 4. Information on the Company — B. Business Overview — Properties — Intellectual Property.”
D.Trend Information
Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.
E.Critical Accounting Estimates
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
Allowance for credit losses
The Company carries accounts receivable at the face amounts less an allowance for estimated credit losses. The Company establishes an allowance for credit losses using the current expected credit loss model (“CECL model”) under ASC 326. Management reviews the adequacy of its allowance for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts.
Prepaid expenses represent advance payments made to the service providers for the IT solution services and the vendors for certain prepaid services such as marketing and insurance. Deposits include the retainer fee to the Company's investors relationship company, which payment is classified as non-current. The old office lease that was expired in January 2026 was no longer renewed. The Company received the utility and rental security deposits from an electrical company for the former office facility and the lessor of the Company’s former office facility in January 2026. Accordingly, the security deposits were classified as current. In September 2025, the Company relocated to a different location and the respective deposit paid was classified as non-current as the lease will be expired in September 2027. The security deposits will be refunded to the Company upon the termination of the electrical services, the termination or expiration of the lease agreement as well as the delivery of the vacant leased properties to the lessor by the Company.
Impairment assessment for the internally developed software
For the years ended December 31, 2023, 2024 and 2025, we capitalized the research and development costs of HK$7,270,898, HK$7,967,033 and HK$2,256,050, respectively, as intangible assets. Our internally developed software is amortized over its estimated useful lives and is reviewed for impairment if indicators of impairment arise. Indicators we reviewed included whether there was a significant change in the business environment as a whole, a significant adverse change in the extent or manner in which our assets are being used, a significant adverse change in legal factors affecting our assets and a cash flow loss. For the years ended December 31, 2023, 2024 and 2025, we recognized the impairment on intangible assets of HK$nil, HK$nil and HK$14,242,561 (US$1,829,887), respectively after our management assessed that there was impairment on some in progress projects or finalized projects due to the business is not profitable.
Recently accounting pronouncements
See the discussion of the recent accounting pronouncements contained in the notes to the consolidated financial statements, “Note 2 – Summary of Significant Accounting Policies.”

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is 2308, 23/F, The Center, 99 Queen’s Road Central, Central, Hong Kong.

Directors and Executive Officers	Age	Position/Title
Dawei (David) Yuan	41	Chairman, Executive Director, and Chief Executive Officer
Yang Liu	38	Executive Director, Chief Financial Officer, and Chief Compliance Officer
Yahong Hu	33	Independent Director
Wei Qian	40	Independent Director
Philippe Douste-Blazy	72	Independent Director
The following is a brief biography of each of our current directors and executive officers:
Mr. Dawei (David) Yuan is the Chief Executive Officer and Executive Director of our Company since November 25, 2025. Mr. Yuan is a serial entrepreneur and a dedicated builder of blockchain infrastructure, with a strong technical background in fintech and digital assets. Since April 2023, he has been the Founder of Red Dot Technology Limited, the fintech company behind RedotPay, which achieved unicorn status within just two years of its launch. He has also served as a Director at Trend Up Investment (HK) Limited, a Hong Kong-based asset management firm licensed for Type 1, Type 4, and Type 9 activities, since November 2023, and led the General Management Department at Hangzhou Hengxin Ruixing Private Equity Fund Management Co., Ltd from 2021 to 2023. In 2016, Mr. Yuan co-founded ColdLar Wallet, a secure cold wallet solution for digital assets, emphasizing his commitment to blockchain security and infrastructure development. Mr. Yuan is also a Co-founder of Huobi, acting as its Operations Director from 2013 to 2015, during which Huobi became the largest cryptocurrency exchange in China. His extensive experience in blockchain and digital finance underpins his leadership in innovative projects. He holds a Bachelor’s degree in Mathematics and Computational Science from China University of Petroleum (East China), reflecting his solid technical expertise that supports his entrepreneurial ventures and leadership in blockchain development.
Ms. Yang Liu is the Executive Director, Chief Financial Officer and Chief Compliance Officer of our Company since June 2025. Prior to joining the Company, Ms. Liu served as managing director at GoldenSand Capital from January 2016 to May 2025. In this role, she oversaw the firm’s investment activities and managed cross-border business operations in the European Union, United Kingdom, and Latin America. From June 2021 to January 2023, Ms. Liu served as a director at HG Semiconductor Limited, a Hong Kong-listed company (HKEX: 6908). From 2012 to 2015, Ms. Liu was employed as a senior specialist at Telefonaktiebolaget LM Ericsson, a multinational networking and telecommunications company listed on the Nasdaq Stock Market LLC (Nasdaq: ERIC), where she gained experience in financial services and technology sectors. Ms. Liu received her Bachelor’s degree in Business Administration from Tongji University, China, in 2009 and a Master’s degree in Finance from Audencia Nantes École de Commerce, France, in 2010. She has been a Chartered Financial Analyst (CFA) charterholder since 2019, accredited by the CFA Institute. Her professional background includes extensive experience in international finance, investment management, and corporate governance.
Ms. Yahong Hu is our Independent Director. Ms. Hu has served as the finance manager at Beijing Qingping Zhimo Information Technology Co., Ltd. since June 2023. She possesses extensive expertise in finance, accounting, auditing, and regulatory compliance, gained through her progressive roles in the financial department of Beijing Hongjia Investment Management Co., Ltd. from September 2018 to May 2023. In these capacities, Ms. Hu was responsible for financial reporting, budgeting, internal controls, audit coordination, and ensuring adherence to both domestic and international accounting standards. Ms. Hu received her Bachelor’s degree in Accounting from Soochow University in 2014 and her Master’s degree in Accounting from Brock University in St. Catharines, Ontario, Canada, in 2016.
Mr. Wei Qian is our Independent Director. Mr. Qian has served as a partner at DeHeng Law Offices (Hangzhou), a leading full-service law firm known for its comprehensive legal services in capital markets, banking and finance, and regulatory compliance, with a significant track record advising on major domestic and cross-border transactions, since June 2019. Prior to this, Mr. Qian practiced as a lawyer at Beijing Yingke (Hangzhou) Law Firm from August 2017 to June 2019. Mr. Qian possesses extensive legal expertise in corporate listings, financing, mergers and acquisitions, equity incentive plans, and private equity fund-related legal services. He is highly experienced in regulatory compliance, securities law, and fund management regulations, holding professional qualifications in securities practice and futures practice. His work includes advising on complex transactions and ensuring adherence to evolving legal and regulatory frameworks, reflecting his strong capability in navigating capital markets and compliance matters. Mr. Qian received his Bachelor’s degree in Law from Zhongnan University of Economics and Law in 2008.
Mr. Philippe Douste-Blazy is our Independent Director. Mr. Douste-Blazy served as a member of the board of Cleveland Clinic Abu Dhabi, a U.S.-based healthcare provider in Abu Dhabi, from 2019 to 2024. In 2019, Mr. Douste-Blazy established the United Nations Fund, UNITLIFE, which focuses on addressing chronic malnutrition. In addition, in 2006, Mr. Douste-Blazy founded UNITAID, an organization hosted by the United Nations that facilitates access to medications for AIDS, tuberculosis, malaria, and hepatitis for underserved populations globally. Mr. Douste-Blazy has held multiple senior positions, including Under-Secretary-General of the United Nations and Special Adviser on Innovative Financing for Development at the United Nations. His ministerial roles in the French government included Minister of Health and Social Protection, Minister of Solidarity, Health and Family, Minister of Culture, and Minister of Foreign Affairs. Mr. Douste-Blazy’s academic appointments include a professor at the Faculty of Medicine of Toulouse (1988–2007), a professor at the Faculty of Medicine of Paris (2007–2016), and an adjunct professor at Harvard Medical School (2013–2018). Mr. Douste-Blazy holds MD and PhD degrees from Paul Sabatier University. He has received several honors, including the Clinton Global Citizen Award (2011), Commander of the French Order of Arts et Lettres, Commander of the Norwegian Order, Knight of the French Legion of Honor, and Knight of the Order of Malta.
Family Relationships
None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.
Involvement in Certain Legal Proceedings
To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.
B.Compensation
For the year ended December 31, 2025, we paid an aggregate of US$1.3 million to our directors and executive officers.
C.Board Practices
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
The functions and powers of our board of directors include, among others:
•appointing officers and determining the term of office of the officers;
•authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;
•exercising the borrowing powers of the Company and mortgaging the property of the Company;

•executing checks, promissory notes and other negotiable instruments on behalf of the Company; and
•managing, directing or supervising the business and affairs of the Company.
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
Committees of the Board of Directors
We have established three committees under the board of directors: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Even though we are exempted from corporate governance standards because we are a foreign private issuer, we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee. Our audit committee consists of Yahong Hu, Wei Qian and Philippe Douste-Blazy. Yahong Hu is the chairperson of our audit committee. We have determined that Yahong Hu, Wei Qian and Philippe Douste-Blazy satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Yahong Hu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the NASDAQ Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:
•appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•reviewing with the independent auditors any audit problems or difficulties and management’s response;
•discussing the annual audited financial statements with management and the independent auditors;
•reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
•reviewing and approving all proposed related party transactions;
•meeting separately and periodically with management and the independent auditors; and
•monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Compensation Committee. Our compensation committee consists of Yahong Hu, Wei Qian and Philippe Douste-Blazy. Wei Qian is the chairman of our compensation committee. We have determined that Yahong Hu, Wei Qian and Philippe Douste-Blazy satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;
•approving and overseeing the total compensation package for our executives other than the most senior executive officers;
•reviewing and recommending to the board with respect to the compensation of our directors;
•reviewing periodically and approving any long-term incentive compensation or equity plans;
•selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and
• programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Yahong Hu, Wei Qian and Philippe Douste-Blazy. Philippe Douste-Blazy is the chairperson of our nominating and corporate governance committee. We have determined that Yahong Hu, Wei Qian and Philippe Douste-Blazy satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:
•identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;
•reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;
•identifying and recommending to our board the directors to serve as members of committees;
•advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and
•monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
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
Equity Incentive Plans
2025 Equity Incentive Plan
We adopted the 2025 Share Incentive Plan (the “2025 Plan”) on November 4, 2025, effective for up to ten years. Under the 2025 Plan, the maximum aggregate number of ordinary shares available for issuance (the “Share Limit”) shall initially be an aggregate of 184,046 ordinary shares, representing ten percent (10.0%) of the total ordinary shares of the Company outstanding as of the date of adoption. Pursuant to the 2025 Plan, the Share Limit will be automatically increased in connection with any subsequent capital raising transaction (including of convertible or exchangeable securities, in addition to equity securities) such that the Share Limit will always represent ten percent (10.0%) of the total number of issued and outstanding Shares of the Company on an as-converted basis. Under the terms of the 2025 Plan, the Committee (as defined in the 2025 Plan) has authority to issue share options, restricted shares or restricted share units, up to the Share Limit, and may set the exercise price of a share option at such amount as it considers appropriate, which may or may not be a fixed or variable price or related to the Fair Market Value of the Shares. Grants of share options at nominal exercise prices or grants of restricted shares or restricted share units could have a dilutive impact on existing holders of the Company’s securities. The Company’s compensation committee also has broad discretion pursuant to the 2025 Plan to further delegate the duties of the Committee.
The above description of the material terms of the 2025 Plan is qualified in its entirety by reference to the Company’s 2025 Equity Incentive Plan, which is included as Exhibit 10.1 hereto.
D.Employees
See “Item 4. Information on the Company—B. Business Overview—Employees.”
E.Share Ownership
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this annual report for:
•each of our directors and executive officers; and
•each person known to us to own beneficially more than 5.0% of our Class A Ordinary Shares or Class B Ordinary Shares
Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 49,045,623 Class A Ordinary Shares outstanding and 1,130,862 Class B Ordinary Shares outstanding as of the date hereof.
Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares or Class B Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date hereof are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them.

	Class A Number	Class B Number		Percent of Class A	Percentage of Class B	Percent of Total Voting Power*
Directors And Executive Officers:
Dawei (David) Yuan	—	1,130,862	(1)	—	100%	31.56%
Yang Liu	—	—		—	—	—
Yahong Hu	—	—		—	—	—
Wei Qian	—	—		—	—	—
Philippe Douste-Blazy	—	—		—	—	—
Directors and Executive Officers as a group:	—	1,130,862		—	100%	31.56%
5% Shareholders:
Fire Lucky Investment Co., Ltd.	—	1,130,862	(1)	—	100%	31.56%
(1)These shares are held by Fire Lucky Investment Co., Ltd., a Cayman Islands company. According to a Schedule 13D filed on May 30, 2025. Mr. Dawei (David) Yuan is the sole director, officer, and shareholder director of Fire Lucky, and he has sole voting (and dispositive) powers over the Class B Ordinary Shares held by Fire Lucky. The registered address of Fire Lucky Investment Co., Ltd. is: Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands.
*Holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share. Holders of Class B Ordinary Shares are entitled to 20 votes per one Class B Ordinary Share.
F.Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related-Party Transactions
Transactions with Related Parties
a.Due to a related party
As of December 31, 2025, the ending balance of amount due to a related party is zero.
b.Personal guarantees from related parties for bank loans

Tai Wai (Stephen) Lam and Chi Weng Tam, the former executives and directors of the Company, as well as the shareholders of Gaderway Investments Limited, have jointly or severally provided personal guarantees for several bank loans of the Company. For details, please refer to Note 13.

c.Operating lease liability – related party

The Company entered into a lease arrangement as a lessee for its new office facility in Hong Kong with a related party. The Company accounts for the lease under ASC 842. The lease was classified as an operating lease and the respective lease liability was recorded under operating lease liabilities – related party, current and operating lease liabilities – related party, non-current (see Note 11).

		2024	2025	2025
	Note	HK$	HK$	US$
Trend Up Investment (HK) Limited	(1)	-	4,240,125	544,772
Total		-	4,240,125	544,772
Less: operating lease liabilities - related party, current		-	(2,484,415)	(319,198)
Operating lease liabilities- related party, non-current		-	1,755,710	225,574

(1)Trend Up Investment (HK) Limited is wholly owned by Mr. Dawei Yuan, the Chief Executive Officer and Executive Director of the Company since November 25, 2025. Mr. Yuan is also a sole director of Trend Up Investment (HK) Limited.
d.Related Party Transactions

The following is a list of related parties which the Company had transactions with:

a.PrimeTime Global Technologies Limited, indirectly controlled by Gaderway Investments Limited, the former shareholder of the Company.

b.Fire Lucky Investment Co., Ltd, a shareholder of the Company. Mr. Dawei Yuan, a director of Fire Lucky is also the Chief Executive Officer and Executive Director of the Company since November 25, 2025.

c.Trend Up Investment (HK) Limited is wholly owned by Mr. Dawei Yuan, the Chief Executive Officer and Executive Director of the Company since November 25, 2025. Mr. Yuan is also a sole director of Trend Up Investment (HK) Limited.

For the years ended December 31, 2023, 2024 and 2025, the related party transactions were as follows:

		2023	2024	2025	2025
	Note	HK$	HK$	HK$	US$
Subscription fee received from PrimeTime Global Technologies Limited (a)	1	46,080	-	-	-
Sales commission received from PrimeTime Global Technologies Limited (a)	2	364,819	-	-	-
Loan interest paid to Fire Lucky Investment Co., Ltd (b)	3	-	-	130,000	16,702
Office lease paid to Trend Up Investment (HK) Limited	4	-	-	850,667	109,295
During the year ended December 31, 2023, the Company declared dividends to its shareholders. No dividend was declared in the year ended December 31, 2024 and 2025. For details, please refer to Note 16. Shareholders’ Equity.

Notes:

1The Company charged PrimeTime Global Technologies Limited a subscription fee when it used the subscription services of the Company. The subscription income was recorded as revenue.

2The Company charged PrimeTime Global Technologies Limited for sales commission from business referred by the Company. The Company will charge a commission fee at an agreed upon percentage from the sales amount referred by the Company to PrimeTime Global Technologies Limited. The sales commission was recorded as commission income in the other income.

3The Company entered into an unsecured term loan agreement with Fire Lucky Investment Co., Ltd. (the “Loan Agreement”) on August 26, 2025, pursuant to which Fire Lucky Investment Co., Ltd agreed to lend the Company US$1,000,000 (the “Financing”). The Financing bears interest at the rate of 5% per annum, payable upon maturity of the Financing. The principal and interest of the Financing were repaid on December 29, 2025.

4CAT entered into a two-year operating lease agreement for the occupancy of an office space with Trend Up Investment (HK) Limited that is wholly owned by the Chief Executive Officer and Executive Director of the Company.

Policies and Procedures for Related Party Transactions
Our board of directors has established an audit committee that is tasked with reviewing and approving all related party transactions.
C.Interests of Experts and Counsel
Not applicable.
Item 8. FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
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
B.Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
Item 9. THE OFFER AND LISTING
A.Offer and Listing Details.
Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since April 22, 2024 under the symbol “MFI.”
B.Plan of Distribution
Not applicable.
C.Markets
Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since April 22, 2024 under the symbol “MFI.”
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
Item 10. ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association and the description of differences in corporate laws contained in Exhibits 1.1 and 2.2 attached to this annual report.
C.Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.
D.Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Regulations.”

E.Taxation
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
Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares
The following discussion is a brief summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by a U.S. Holder (as defined below) that has acquired our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This brief discussion is based upon existing U.S. federal tax law as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, the special tax accounting rules under Section 451(b) of the Code, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Class A Ordinary Shares. The following brief summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:
•banks and other financial institutions;
•insurance companies;
•pension plans;
•cooperatives;
•regulated investment companies;
•real estate investment trusts;
•broker-dealers;
•traders that elect to use a market-to-market method of accounting;
•certain former U.S. citizens or long-term residents;
•governments or agencies or instrumentalities thereof;
•tax-exempt entities (including private foundations);
•holders who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;
•investors that will hold our Class A Ordinary Shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;
•persons holding their Class A Ordinary Shares in connection with a trade or business outside the United States;
•persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);
•investors required to accelerate the recognition of any item of gross income with respect to their Class A Ordinary Shares as a result of such income being recognized on an applicable financial statement;

•investors that have a functional currency other than the U.S. dollar;
•partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.
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
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
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
Passive Foreign Investment Company (“PFIC”) Consequences
A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:
•at least 75% of its gross income for such taxable year is passive income; or
•at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).
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
A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on the composition of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2025 and may be a PFIC in the current or future taxable years. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets, and the applicable law is subject to varying interpretation. In addition, there can be no assurance that the IRS will agree with our determinations regarding our PFIC status for any taxable year or that a court would not uphold any such challenge. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. In addition, the composition of our income and assets may also be affected by how, and how quickly, we use cash and other liquid assets. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.
If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;
•the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
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
Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election, and U.S. Holders should assume that they will not be able to make or maintain a qualified electing fund election with respect to our Class A Ordinary Shares.
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
Dividends paid on our Class A Ordinary Shares, if any, generally will be treated as income from foreign sources and generally will constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain in accordance with the discussion below under “Taxation of Dispositions of Class A Ordinary Shares.” We do not calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distributions made in the future will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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
Any such gain or loss that the U.S. Holder recognizes generally will be treated as U.S.-source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Each U.S. Holder is advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of Class A Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.
Information Reporting and Backup Withholding
Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.
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
Based on the ES Act currently and the Company's activities, it is believed that the Company is either in scope as a holding company business or is otherwise out of scope. However, even if the Company is in scope as a holding company business, that particular activity is subject to limited substance requirements which the Company meets already by virtue of the location of its registered office and registered agent. However, while it is presently anticipated that the ES Act will have little material impact on the Company or its Operating Subsidiaries’ operations, as the legislation is relatively new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on the Company.
F.Dividends and Paying Agentsse
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
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
As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our principal shareholders are exempt from the reporting and our insiders are exempt from short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Meanwhile, the Holding Foreign Insiders Accountable Act, signed into law on December 18, 2025, eliminated the historical exemption of foreign private issuers from the insider reporting requirements of Section 16(a) of the Exchange Act. Effective March 18, 2026, under the new rules implemented by the SEC, our directors and officers are now subject to 16(a) reporting requirements to disclose their beneficial ownership in our equity securities on Forms 3, 4, and 5.
I.Subsidiary Information
See “Item 3. Key Information — Our Corporate Structure.”
J.Annual Report to Security Holders
Not applicable.
Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Cryptocurrency Risk
We are exposed to cryptocurrency risk as we hold digital assets, primarily consisting of stable coins, Bitcoin (BTC), Bitcoin Cash (BCH), Binance Coin (BNB), USDT (Tether), and other types, as a result of our investments since November 2025. Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation, and the global political and economic conditions. Our profitability is highly correlated to the current and future market price of cryptocurrencies and a decline in the market prices for cryptocurrencies could negatively impact our future operations. In addition, we may not be able to liquidate our holdings of cryptocurrencies at our desired price if required, or, in extreme market conditions, we may not be able to liquidate our holdings of cryptocurrencies at all. Cryptocurrencies have a limited history, and the fair value of cryptocurrencies has been very volatile. The historical performance of cryptocurrencies is not indicative of their future price performance.
As of December 31, 2025, we held stable coins, digital assets, and digital assets-restricted with an aggregate fair value of approximately US$488.70 million (US$32.72 million stable coins), representing approximately 94.2% of our total assets (6.3% stable coins). A 10% increase or decrease in the average market price of our digital assets (excluding stable coins) as of December 31, 2025 would have resulted in an increase or decrease of approximately US$45.6 million on our digital asset balance. We also manage the risk of the price fluctuation of digital assets through derivative instruments, and we had derivative liabilities of US$0.85 million as of December 31, 2025.
We further announced in February 2026 (i) plans to expand digital asset treasury strategy by developing in-house BCH self-mining capabilities and (ii) our intention to apply for a license allowing us to operate a digital asset-denominated direct life insurance business. Fluctuations in the market price of BTC and/or other cryptocurrencies may have (i) a more linear and quantifiable impact on our revenue from self-mining and (ii) a material effect on our entry into the insurance business.
Investment Risk
We are exposed to investment risk from investment transactions related to digital assets and derivative instruments. These investments are not principal-guaranteed, and we may suffer material loss from such investments. We monitor our investments closely to limit our exposure to the investment risk.
Market Risk of Financial Instrument
We are subject to financial market risks, including changes in foreign currency exchange rate risk with respect to our investment at fair value consisting of short-term foreign exchange investment made by us, which is denominated in the US$. The fluctuation in US$ may result in increase or decrease in the value of our investment at fair value. We consider the foreign exchange risk in relation to transactions denominated in US$ with respect to HK$ is not significant as HK$ is pegged to US$.
The trades of foreign currencies conducted by us are denominated in the US$ and are paired with currencies with strong liquidity traded in highly transparent markets, including such currencies as the EURO, USD, GBP, CHF, AUD, CAD and NZD, etc. Fluctuation in exchange rates, changes in monetary and/or fiscal policy or inflation in the countries in which we paired our trades of foreign currencies could have a material adverse effect on our results of operations. The clear position limits and floating profit/loss limits are set to manage the market risks of our foreign exchange positions.
Currency Risk
Our operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations. We consider the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.
Concentration and Credit Risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to us. Credit risk arises mainly from cryptocurrencies held in custody as well as miscellaneous financial instruments. Financial instruments that potentially subject us to the concentration of credit risks consist of cash, restricted cash, accounts receivable, and prepaid expenses and deposits. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.
We retain ownership of and control over our digital assets and use third-party custodial services to secure them. As of the date of this annual report, substantially all of our cryptocurrencies are stored in wallets held in the custody by Coinbase, Kraken, Galaxy, ColdLar, and Binance. Blockchain-based cryptocurrencies have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. A successful security breach or cyberattack could result in a partial or total loss of our cryptocurrencies, and such a loss could have a material adverse effect on our financial condition and results of operations. To limit exposure to credit risk relating to cryptocurrencies under custody, we evaluate the system security design of the custody service providers and regularly review the exposure of cryptocurrencies held in custody. We have further implemented internal controls to ensure the appropriate access to the cryptocurrencies under custody. We expect that there is no significant credit risk from non-performance by the service providers.
We deposit our cash with financial institutions located in Hong Kong. We believe that no significant credit risk exists as these financial institutions have high credit quality, and we have not incurred any losses related to such deposits.
For the credit risk related to accounts receivable, we perform periodic credit evaluations of our customers’ financial condition and generally do not require collateral. We establish an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers, and other information. The allowance amounts were immaterial for all periods presented. Our management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. We seek to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by our management. Our management considers the credit risk of prepayment is relatively low and there is no material impact over the initial adoption of CECL model because the advanced payments made to the service providers for the IT solution and insurance services and the vendors for certain prepaid services were mainly for the coming 12 months.
For the years ended December 31, 2023 and 2024, all of our assets were located in Hong Kong, and all of our revenue were derived from our subsidiaries located in Hong Kong. For the year ended December 31, 2025, all of our assets were located in Hong Kong and the British Virgin Islands, and all of our core revenue were derived from our subsidiaries located in Hong Kong. We have a concentration of our revenue and accounts receivable with specific customers.

For the year ended December 31, 2025, one customer accounted for approximately 13.4% of our total revenue.
For the years ended December 31, 2023 and 2024, no customer accounted for over 10% of our total revenue.
Four customers’ accounts receivable accounted for 29.9%, 28.9%, 10.3%, and 10.3% of the total accounts receivable as of December 31, 2025, respectively.

Three customers’ accounts receivable accounted for 40.3%, 16.8%, and 16.2% of the total accounts receivable as of December 31, 2024, respectively.
For the years ended December 31, 2023 and 2024, no vendor accounted for over 10% of our total purchase.
For the year ended December 31, 2025, there was one vendor accounted for over 13.1% of our total cost of revenue.
Interest Rate Risk
Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. We have not used any derivative financial instruments to manage the interest risk exposure.
Liquidity Risk
Liquidity risk arises in situations where we have difficulties in fulfilling financial liabilities when they become due. Prudent liquidity risk management implies maintaining sufficient cash in order to meet our financial obligations. In late 2025, we completed a PIPE financing for US$500 million aggregate amount of cash and digital assets. While we believe that our cash, digital assets, and anticipated proceeds from disposal of cryptocurrencies in connection with our principal business will be sufficient to meet our current and anticipated working capital requirements and capital expenditures, the expansion and concentration of our digital assets necessitate careful liquidity management. We manage our liquidity risk by monitoring cash flow generated from operations and managing the maturity profiles of our bank borrowings.
Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
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
Use of Proceeds
The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-274158) for our initial public offering, which was declared effective by the SEC on March 29, 2024. In April 2024, we completed our initial public offering in which we issued and sold an aggregate of 1,666,667 Ordinary Shares at a price of $4.50 per share for $7.50 million. The net proceeds raised from the initial public offering were approximately $5.7 million, after deducting underwriting discounts, an indemnity escrow and the offering expenses, of which 80%, or approximately $4.6 million, was allocated to expanding service capacity for the Legacy Operating Subsidiaries, and 20%, or approximately $1.1 million was allocated to general working capital and general corporate purposes. As of the date of this annual report, the proceeds of our initial public offering have been fully utilized.
Item 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025.
Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of December 31, 2025, our disclosure controls and procedures were not effective. Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2025 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.
B. Management’s Annual Report on Internal Control over Financial Reporting
In connection with the audits of our consolidated financial statements as of December 31, 2023, we and our former independent registered public accounting firm, Marcum Asia, identified certain material weaknesses in our internal control over financial reporting in the accordance with PCAOB standards applicable in the United States. In connection with the audits of our consolidated financial statements as of December 31, 2024, we identified certain material weaknesses in our internal control over financial reporting in accordance with PCAOB standards applicable in the United States. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
As of December 31, 2025, we identified the material weaknesses in internal control over financial reporting in accordance with PCAOB standards applicable in the United States were ongoing and related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned; and (3) inadequate segregation of duties for certain key functions due to limited staff and resources.
Our management has implemented and is currently taking the steps necessary to remediate the ineffectiveness, such as i) conducting regular U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; ii) engaging the services of an external consultant with expertise in U.S. GAAP and SEC reporting requirements to provide ongoing technical accounting and disclosure support; iii) continuing to recruit more qualified staff to fill key roles in financial reporting and internal control functions; and iv) under the supervision of the Audit Committee, developing and launching a standalone internal audit charter, standardized testing protocols, and periodic control monitoring workflows to build an internal audit function. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.
C. Attestation Report of the Registered Public Accounting Firm
This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.
D. Changes in Internal Control over Financial Reporting
Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [RESERVED]
Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Ms. Yahong Hu qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Ms. Yahong Hu satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.
Item 16B. CODE OF ETHICS
Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website at https://ir.m-finance.com. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into this Report and you should not rely on any such information in making your decision whether to purchase our ordinary shares.
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Summit Group CPAs, P.C. (formerly known as “Yu Certified Public Accountant, P.C.”), our former independent registered public accounting firm, from July 23, 2024 to May 22, 2026 and by our current independent registered public accounting firm, Enrome LLP from May 22, 2026.

	For the Years Ended December 31,
	2025		2024
Enrome LLP Audit fees (1)	$210,000		$-
Summit Group CPAs, P.C. (formerly known as “Yu Certified Public Accountant, P.C.”) Audit fees (1)	$200,000		$170,000
Audit related fees	$-		$-
Tax fees	$-	0	$-
All other fees	$-		$-
Total	$410,000		$170,000

(1)Audit fees include the aggregate fees billed for the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or reviews of our interim financial statements in respect of the periods described above.
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
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On May 22, 2026, the Company’s audit committee approved the dismissal of Summit Group CPAs, P.C. (formerly known as “Yu Certified Public Accountant, P.C.”) (“Summit”) and approved the engagement of Enrome LLP (“Enrome”) to serve as the Company’s independent registered public accounting firm, effective May 22, 2026.
Summit’s report on the consolidated financial statements of the Company and its subsidiaries as of December 31, 2024, and for the year ended December 31, 2024, contained no adverse opinion or disclaimer of opinion and were not qualified. During the fiscal year ended December 31 2024, and the subsequent period through May 22, 2026, there were (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and Summit on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Summit, would have caused Summit to make reference to the subject matter of the disagreement in Summit’s reports on the consolidated financial statements of the Company and its subsidiaries for such periods, and (ii) no reportable events (as described in Item 16F(a)(1)(v) of Form 20-F), other than the material weaknesses reported by management under Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, as filed on April 23, 2025.
The Company has provided Summit with a copy of the above disclosure and requested that Summit furnish it with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether or not Summit agrees with the above statements and, if not, stating the respects in which Summit does not agree. A copy of Summit’s letter to the SEC, dated May 22, 2026, is furnished as Exhibit 99.1 to the Form 6-K filed on May 22, 2026, and is incorporated by reference herein.
During the fiscal years ended December 31, 2024 and 2023 and the subsequent period through May 22, 2026, neither the Company nor anyone on its behalf consulted with Enrome regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, (iii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions), or (iv) any reportable events (as described in Item 16F(a)(1)(v) of Form 20-F). Neither a written report nor any oral advice was provided to the Company that Enrome concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing, or financial reporting issues.
On July 23, 2024, the Company’s audit committee approved the dismissal of MarcumAsia and approved the engagement of Summit on July 23, 2024 to serve as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2024.
MarcumAsia’s report on the Company’s financial statements for the fiscal year ended December 31, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the fiscal years ended December 31, 2023 and 2022 and in the subsequent interim period through July 23, 2024, there were (i) no disagreements (as defined in Item 16(a)(i)(iv) of Form 20-F and the related instructions) with MarcumAsia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to MarcumAsia’s satisfaction, would have caused MarcumAsia to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods, and (ii) no reportable events (as described in Item 16F(a)(1)(v) of Form 20-F), other than the material weaknesses reported by management under Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2024.
The Company has provided MarcumAsia with a copy of the above disclosure and requested that MarcumAsia furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of MarcumAsia’s letter was filed as Exhibit 16.1 to the Form 6-K filed on July 30, 2024, and is incorporated by reference herein.
During the fiscal years ended December 31, 2023 and 2022 and any subsequent interim periods prior to the engagement of Summit, neither the Company nor anyone on its behalf consulted Summit regarding (i) the application of accounting principles to a specific transaction, whether completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s consolidated financial statements, (iii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions), or (iv) any reportable events (as described in Item 16F(a)(1)(v) of Form 20-F). Neither a written report nor any oral advice was provided to the Company that Summit concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing, or financial reporting issues.
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
Item 16H. MINE SAFETY DISCLOSURE
Not applicable.
Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
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
2.1
Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission on August 22, 2023)

2.2*	Description of Securities
4.1
Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission on August 22, 2023)

4.2*	Form of Employment Agreement between the Registrant and its directors and executive officers
4.3
Loan Agreement dated August 26, 2025 by and between the Company and Fire Lucky (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-42027) filed with the Securities and Exchange Commission on August 29, 2025)

4.4	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.1 to the Form 6-K (File No. 001-42027) filed with the Securities and Exchange Commission on November 25, 2025)
4.5	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-42027) filed with the Securities and Exchange Commission on November 25, 2025)
4.6	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Form 6-K (File No. 001-42027) filed with the Securities and Exchange Commission on November 25, 2025)
8.1*	Subsidiaries
10.1	2025 Share Incentive Plan (incorporated herein by reference to Exhibit 4.1 to the Form 6-K (File No. 001-42027) filed with the Securities and Exchange Commission on November 5, 2025)
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-274158) initially filed with the Securities and Exchange Commission on August 22, 2023)

11.2	Insider Trading Policy of the Registrant (incorporated herein by reference to Exhibit 11.2 to the Form 20-F (File No. 001-42027) filed with the Securities and Exchange Commission on May 15, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent Letter from Enrome
15.2*	Consent Letter from Summit
15.3*	Consent Letter from MarcumAsia
97.1
Compensation Recovery Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Form 20-F (File No. 001-42027) filed with the Securities and Exchange Commission on May 15, 2024)

101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*Filed with this annual report on Form 20-F
**Furnished with this annual report on Form 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

mF International Limited

	By:	/s/ Dawei Yuan
Dawei Yuan
Chairman, Executive Director, and Chief Executive Officer
(Principal Executive Officer)

Date: June 29, 2026

mF INTERNATIONAL LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
mF International Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of mF International Limited and its subsidiaries (the “Company”) as of December 31, 2025, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows of the year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2025, and the results of its operations and its cash flows, for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
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
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.
/s/ Enrome LLP
We have served as the Company’s auditor since 2026.
Singapore
June 29, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
mF International Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of mF International Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”), as of December 31, 2024, the related consolidated statement of comprehensive (loss) income, consolidated statement of shareholders’ equity, and consolidated statement of cash flows, for the year ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group, as of December 31, 2024, and the results of its operations and its cash flows, for the year ended December 31, 2024, in conformity with generally accepted accounting principles in the United States of America.
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
/s/ Summit Group CPAs, P.C. (formerly known as “Yu Certified Public Accountant, P.C.”). (PCAOB ID: 5910)
We have served as the Group’s auditor from 2024 through 2026.
New York, New York
April 23, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
mF International Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows of mF International Limited (the “Company”) for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
We were not engaged to audit, review, or apply any procedures to the adjustments to retroactively apply the effects of the 8-for-1 share consolidation effected on July 10, 2025, and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Enrome LLP.
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
Consolidated Balance Sheets
As of December 31, 2024 and 2025

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Assets
Current assets
Cash	19,659,787	223,408,053	28,703,513
Restricted cash	2,340,000	-	-
Accounts receivable, net	1,120,562	224,396	28,830
Prepaid expenses, deposits and other current assets, net	10,540,963	6,441,665	827,626
Stable coins	-	254,646,365	32,717,018
Digital assets	-	3,408,761,206	437,958,347
Digital assets - restricted	-	140,283,000	18,023,589
Investment at fair value	343,862	-	-
Total current assets	34,005,174	4,033,764,685	518,258,923

Non-current assets
Property and equipment, net	403,107	286,725	36,838
Intangible assets, net	18,787,163	53,381	6,858
Operating lease right-of-use assets	1,563,916	4,363,374	560,607
Prepaid expenses and deposits, non-current, net	3,546,051	233,588	30,011
Total non-current assets	24,300,237	4,937,068	634,314

Total assets	58,305,411	4,038,701,753	518,893,237

Liabilities and Shareholders’ Equity
Current liabilities
Accrued expenses and other current liabilities	2,520,843	4,997,339	642,059
Amounts due to a related party, current	306,110	-	-
Bank borrowings, current	4,012,047	1,444,983	185,652
Contract liabilities, current	8,669,448	8,761,074	1,125,625
Derivative liabilities	-	6,637,020	852,726
Operating lease liabilities, current	1,440,666	123,249	15,835
Operating lease liabilities - related party, current	-	2,484,415	319,198
Tax payable	93,409	99,757	12,817
Total current liabilities	17,042,523	24,547,837	3,153,912

Non-current liabilities
Contract liabilities, non-current	104,714	-	-
Bank borrowings, non-current	2,047,639	-	-
Operating lease liabilities, non-current	123,249	-	-
Operating lease liabilities- related party, non-current	-	1,755,710	225,574
Deferred tax liabilities	3,074,714	27,957	3,592
Total non-current liabilities	5,350,316	1,783,667	229,166

Total liabilities	22,392,839	26,331,504	3,383,078

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Ordinary shares, authorized to issue an unlimited number of Ordinary Shares of no par value, 1,656,459 (Class A , 525,623, and Class B, 1,130,862) and 50,176,485 (Class A , 49,045,623, and Class B, 1,130,862) shares issued and outstanding as of December 31, 2024 and 2025 *	3,900	3,900	500
Additional paid-in capital	46,418,547	3,944,597,271	506,802,677
(Accumulated deficit) retained earnings	(10,432,447)	68,312,257	8,776,772
Accumulated other comprehensive loss	(77,428)	(543,179)	(69,790)
Total shareholders’ equity	35,912,572	4,012,370,249	515,510,159

Total liabilities and shareholders’ equity	58,305,411	4,038,701,753	518,893,237
*Giving retroactive effect to the 8 for 1 share consolidation effected on July 10, 2025.
The accompanying notes are an integral part of these consolidated financial statements.

mF International Limited and Subsidiaries
Consolidated Statements of Operation and Comprehensive Income (Loss)
For the Years Ended December 31, 2023, 2024 and 2025

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Revenue	31,961,177	26,085,318	33,823,176	4,345,609
Cost of revenue	13,995,670	13,783,124	23,805,761	3,058,569
Gross profit	17,965,507	12,302,194	10,017,415	1,287,040

Operating expenses
Selling and marketing expenses	160,976	4,182,830	6,684,126	858,778
Research and development expenses	11,373	172,810	45,967	5,906
General and administrative expenses	11,110,942	27,317,790	37,635,611	4,835,431
Impairment loss of intangible assets	-	-	14,242,561	1,829,887
Total operating expenses	11,283,291	31,673,430	58,608,265	7,530,002
Income (loss) from operations	6,682,216	(19,371,236)	(48,590,850)	(6,242,962)

Investment gain (losses), net
Option premium income	-	-	4,407,000	566,212
Realized gain on disposal of digital assets	-	-	873,409	112,216
Investment income from stable coins and digital assets	-	-	1,680,869	215,958
Change in fair value of derivative liabilities	-	-	(2,795,520)	(359,169)
Change in fair value of stable coins, digital assets and digital assets – restricted	-	-	121,190,685	15,570,604
Others	-	-	(1,383,004)	(177,689)
Total investment gain (losses), net	-	-	123,973,439	15,928,132

Other income (expenses)
Other income (expenses), net	457,941	(159,145)	65,615	8,430
Realized loss on disposal of financial assets at fair value	(7,874)	-	-	-
Change in fair value on financial assets at fair value	(2,091)	-	-	-
Interest (expense) income, net	(353,002)	101,148	255,969	32,887
Total other income (expenses), net	94,974	(57,997)	321,584	41,317

Income (loss) before income taxes	6,777,190	(19,429,233)	75,704,173	9,726,487
Income tax (expense) benefit	(148,309)	(781,759)	3,040,531	390,648
Net income (loss)	6,628,881	(20,210,992)	78,744,704	10,117,135

Other comprehensive income (loss)
Foreign currency translation adjustment	17,866	3,964	(465,751)	(91,897)
Comprehensive income (loss)	6,646,747	(20,207,028)	78,278,953	10,025,238

Weighted average Class A Ordinary Shares outstanding – basic	-	525,623	4,513,555	4,513,555
Weighted average Class B Ordinary Shares outstanding – basic	1,448,125	1,130,862	1,130,862	1,130,862

Total weighted average Class A and B shares outstanding – basic	1,448,125	1,656,485	5,644,417	5,644,417

Weighted average Class A Ordinary Shares outstanding – diluted	-	525,623	4,675,746	4,675,746
Weighted average Class B Ordinary Shares outstanding – diluted	1,448,125	1,130,862	1,130,862	1,130,862
Total weighted average Class A and B shares outstanding – diluted*	1,448,125	1,656,485	5,806,608	5,806,608

Income(loss) per Class A Ordinary Share – basic	-	(12.20)	13.95	1.79
Income(loss) per Class B Ordinary Share – basic	4.58	(12.20)	13.95	1.79

Income(loss) per Class A Ordinary Share – diluted*	-	(12.20)	13.47	1.73
Income(loss) per Class B Ordinary Share – diluted*	4.58	(12.20)	13.95	1.79
*Giving retroactive effect to the 8 for 1 share consolidation effected on July 10, 2025.
The accompanying notes are an integral part of these consolidated financial statements.

mF International Limited and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended December 31, 2023, 2024 and 2025

	Class A and Class B Ordinary Shares
	Shares *	Amount	Additional Paid-in Capital	Amounts due from related parties	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
		HK$	HK$	HK$	HK$	HK$	HK$
Balance as of January 1, 2023	1,448,125	3,900	2,042,379	-	8,478,877	(99,258)	10,425,898

Net income	-	-	-	-	6,628,881	-	6,628,881

Dividend declared	-	-	-	-	(5,329,213)	-	(5,329,213)

Foreign currency translation adjustments	-	-	-	-	-	17,866	17,866

Balance as of December 31, 2023	1,448,125	3,900	2,042,379	-	9,778,545	(81,392)	11,743,432

Proceeds from the IPO	208,360	-	48,873,969	-	-	-	48,873,969

Deferred IPO costs	-	-	(4,497,801)	-	-	-	(4,497,801)

Net loss	-	-	-	-	(20,210,992)	-	(20,210,992)

Foreign currency translation adjustments	-	-	-	-	-	3,964	3,964

Balance as of December 31, 2024	1,656,485	3,900	46,418,547	-	(10,432,447)	(77,428)	35,912,572

Common stock issued in PIPE	48,520,000	-	3,782,738,724	-	-	-	3,782,738,724

Pre-funded warrant	-	-	115,440,000	-	-	-	115,440,000

Net income	-	-	-	-	78,744,704	-	78,744,704

Foreign currency translation adjustments	-	-	-	-	-	(465,751)	(465,751)

Balance as of December 31, 2025	50,176,485	3,900	3,944,597,271	-	68,312,257	(543,179)	4,012,370,249
		US$	US$	US$	US$	US$	US$
Balance as of December 31, 2025	50,176,485	500	506,802,677	-	8,776,772	(69,790)	515,510,159
*Giving retroactive effect to the 8 for 1 share consolidation effected on July 10, 2025.
The accompanying notes are an integral part of these consolidated financial statements.

mF International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2023, 2024 and 2025

		For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Cash flows from operating activities:
Net income (loss)	6,628,881	(20,210,992)	78,744,704	10,117,135
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property and equipment	134,951	96,880	268,028	34,436
Amortization of intangible assets	5,514,165	4,516,459	6,813,062	875,344
Amortization of right-of-use assets and interest of lease liabilities	1,633,106	1,494,383	2,233,308	286,936
Realized loss on disposal of financial assets at fair value	7,874	-	-	-
Change in fair value on financial assets at fair value	2,091	-	-	-
Allowance (recovery) for credit losses	998,020	893,175	(21,567)	(2,771)
Impairment loss of intangible assets	-	-	14,242,561	1,829,887
Option premium income	-	-	(4,407,000)	(566,212)
Realized gain on disposal of digital assets	-	-	(873,409)	(112,216)
Investment income from stable coins and digital assets	-	-	(1,680,869)	(215,958)
Change in fair value of derivative liabilities	-	-	2,795,520	359,169
Change in fair value of stable coins, digital assets and digital assets – restricted	-	-	(121,190,685)	(15,570,604)
Others	-	-	1,344,004	172,678
Deferred tax expense (benefit)	154,186	781,759	(3,046,757)	(391,448)

Changes in operating assets and liabilities:
Accounts receivable	(2,444,125)	668,920	917,734	117,911
Prepaid expenses	(38,978)	(13,373,781)	8,230,370	1,057,440
Deposits	47,104	(13,300)	(474,748)	(60,996)
Accrued expenses and other current liabilities	(61,981)	738,576	2,474,880	317,972
Contract liabilities	420,517	4,154,472	(13,088)	(1,680)
Tax payable	(11,877)	(124,069)	6,348	816
Operating lease liabilities	(1,659,126)	(1,500,000)	(1,440,666)	(185,097)
Operating lease liabilities - related party	-	-	(792,642)	(101,839)
Net cash provided by (used in) operating activities	11,324,808	(21,877,518)	(15,870,912)	(2,039,097)

Cash flows from investing activities:
Purchase of property and equipment	(48,157)	(463,476)	(151,646)	(19,484)
Costs to obtain and develop software	(7,270,898)	(7,967,033)	(2,321,836)	(298,310)
Proceeds from call options	-	-	3,841,500	493,557
Disposals of investment at fair value	1,633,315	-	-	-
Net cash (used in) provided by investing activities	(5,685,740)	(8,430,509)	1,368,018	175,763

Cash flows from financing activities:
Proceeds from pre-funded warrants	-	-	76,440,000	9,821,027
Proceeds from PIPE, net of offering costs	-	-	144,857,724	18,611,350
Dividend paid	(5,329,213)	-	-	-
Deferred IPO costs	(1,864,434)	(9,139,510)	-	-
Proceeds from initial public offering	-	58,500,012	-	-
Repayment of bank borrowings	(3,693,642)	(3,867,070)	(4,614,703)	(592,898)
Proceeds from a related party loan	-	-	7,800,000	1,002,146
Repayment to related parties	-	-	(8,106,110)	(1,041,475)
Net cash (used in) provided by financing activities	(10,887,289)	45,493,432	216,376,911	27,800,150

Effect of exchange rate changes on cash	(5,092)	3,964	(465,751)	(59,840)

Net (decrease) increase in cash	(5,253,313)	15,189,369	201,408,266	25,876,976

Cash, beginning of year	12,063,731	6,810,418	21,999,787	2,826,537

Cash, end of year	6,810,418	21,999,787	223,408,053	28,703,513

Supplemental disclosure information:
Cash paid for income tax	-	124,069	-	-
Cash paid for interest	483,623	325,084	287,825	36,980
Supplemental non-cash in investing and financing activities:
Operating lease right-of-use assets, obtained in exchange for operating lease obligations	2,824,383	2,835,821	5,032,766	646,611
Class A common stock exchanged for digital assets	-	-	3,637,881,000	467,395,706
Pre-funded warrants exchanged for digital assets	-	-	39,000,000	5,010,728
The accompanying notes are an integral part of these consolidated financial statements.

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
1. Organization and Business Description
Organization and Nature of Operations
mF International Limited (the “Company” or “mF International”) is a limited liability company established under the laws of the British Virgin Islands on June 15, 2022. It is a holding company with no business operation. The Company conducts its business mainly through its subsidiaries. The Company is principally engaged in research and development and sales of financial trading solutions via internet or platform as software as a service.
As of December 31, 2025, the Company has direct or indirect interests in the following subsidiaries:

Name	Place and date of incorporation	Ownership	Principal activity
m-FINANCE Limited (“m-FINANCE”)	Hong Kong February 11, 2002	100% owned by the Company	Engages in development and provision of financial trading solutions.
m-FINANCE Trading Technologies Limited (“mFTT”)	Hong Kong March 21, 2013	100% owned by m-FINANCE	Engages in business of liquidity providers related services and other financial value-added services.
Omegatraders Systems Limited (“OTX “)	Hong Kong December 10, 2009	100% owned by m-FINANCE	Engages in the business of algorithm trading research & development and investment.
iBCH Inc. (formerly known as "Master Info Limited") (“iBCH”)	British Virgin Islands August 15, 2025 (iBCH is also registered as non-Hong Kong company with Hong Kong Company Registry on May 4, 2026)	100% owned by the Company	Serves as an investment holding vehicle to facilitate and manage the Company's investment activities.
CAT Strategy Limited (“CAT”)	Hong Kong August 15, 2025	100% owned by the Company	Serves as the Company's operational hub, supporting role for day-to-day business such as recruitment, office leasing and other administrative operations.

Initial Public Offering (“IPO”)
On April 24, 2024, the Company completed its IPO of 208,360 Ordinary Shares* at a public offering price of $36 per share* on Nasdaq Capital Market under the symbol “MFI.” It received net proceeds of $5,689,251 (HK$44,376,168) after deducting underwriting discounts, commissions, legal fees, investor relations and indemnity escrow of $1,234,108 (HK$9,626,043), as well as deferred offering costs of $576,643 (HK$4,497,815). Deferred, direct offering costs were capitalized and consisted of fees and expenses incurred in connection with the sale of our Ordinary Shares in the IPO, including the legal, accounting, printing and other offering-related costs. Upon completion of the IPO, these deferred offering costs were reclassified from current assets to shareholders’ equity and recorded against the net proceeds from the offering.
*    Giving retroactive effect to the 8 for 1 share consolidation effected on July 10, 2025.

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
The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.
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
Foreign Currency Translation
The Company uses Hong Kong Dollar (“HK$”) as its reporting currency. The functional currency of the Company and its subsidiary in British Virgin Islands is United States Dollar (“US$”). For the Company’s subsidiaries in Hong Kong, the functional currency is HK$. For the Company’s subsidiary in the PRC, the functional currency is RMB. The functional currencies are the respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.
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
Convenience Translation
Translations of amounts in the consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.783, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.
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
The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash, accounts receivable, deposits, operating lease, prepaid expenses and other current assets, contract liabilities, income tax payable, accrued expenses, bank borrowings and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2024 and 2025 owing to their short-term nature or present value of the assets and liabilities.
The Company values its investment at fair value, stable coins and digital assets which are invested with the third-party custodial brokerage services based on the quoted market value and the Company classifies the valuation techniques that use these inputs as Level 1 because the prices of these assets and liabilities are quoted in the active markets.
Put or Call option contracts included in derivative liabilities were not exchange-traded, direct Level 1 quoted pricing is not available. Since the option contracts were transacted directly with a third-party cryptocurrency custodian which also serves as an active cryptocurrency principal market to the Company, the fair value of the underlying assets of the option contracts, BCH, could be observable in the active cryptocurrency principal market using the mark-to-market approach. The derivative liabilities were valued using the approach driven by observable market inputs such as spot cryptocurrency rates, they were classified as Level 2 measurement.
The following table sets forth the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as shown in the following table.

		As of December 31, 2024
	Level 1	Level 2	Level 3	Balance at fair value
	HK$	HK$	HK$	HK$
Assets
Investment at fair value - Foreign exchange investment	343,862	-	-	343,862

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)

(Amounts expressed in HK$)		As of December 31, 2025
	Level 1	Level 2	Level 3	Balance at fair value
	HK$	HK$	HK$	HK$
Assets
Stable coins	254,646,365	-	-	254,646,365
Digital assets	3,408,761,206	-	-	3,408,761,206
Digital assets - restricted	140,283,000	-	-	140,283,000
Total assets measured at fair value	3,803,690,571	-	-	3,803,690,571

Liabilities
Derivative liabilities	-	6,637,020	-	6,637,020
Total liabilities measured at fair value	-	6,637,020	-	6,637,020

(Amounts expressed in US$)		As of December 31, 2025
	Level 1	Level 2	Level 3	Balance at fair value
	US$	US$	US$	US$
Assets
Stable coins	32,717,018	-	-	32,717,018
Digital assets	437,958,347	-	-	437,958,347
Digital assets - restricted	18,023,589	-	-	18,023,589
Total assets measured at fair value	488,698,954	-	-	488,698,954

Liabilities
Derivative liabilities	-	852,726	-	852,726
Total liabilities measured at fair value	-	852,726	-	852,726

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.
Cash
Cash includes cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation with original maturities of less than three months. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are protected up to HK$800,000 per account holder in each bank which is a member of the Hong Kong Deposit Protection Scheme.
Restricted Cash
Restricted cash represents an indemnity escrow that was funded by the Company and held by the escrow agent for the purpose of satisfying the indemnification obligations of the Company pursuant to the underwriting agreement in connection with the IPO. The escrow will be refundable in 18 months following the close of the initial public offering on April 24, 2024. The Company received the refund of the escrow deposit on November 6, 2025.

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
Accounts receivable, net
The Company carries accounts receivable at the face amounts less an allowance for estimated credit losses. Under ASC 326, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments, the Company establishes an allowance for credit losses using the current expected credit loss model (“CECL model”) under ASC 326. Management reviews the adequacy of its allowance for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. As of December 31, 2024 and December 31, 2025, the allowance for credit losses was HK$966,947 and HK$945,379 (US$121,463), respectively. A receivable balance is written off when deemed uncollectable, which typically means once a customer cannot be reached and there has been no payment activity on the account for over 365 days. During the year ended December 31, 2024, the Company wrote off its accounts receivable in an amount of HK$1,318,165, which was deemed uncollectible. The Company did not write off its accounts receivable during the year ended December 31, 2025.
Prepaid Expenses and Deposits
Prepaid expenses represent advance payments made to the service providers for the IT solution services and the vendors for certain prepaid services such as marketing and insurance. Deposits include the retainer fee to the Company's investors relationship company, which payment is classified as non-current. The old office lease that expired in January 2026 was no longer renewed. The Company received the utility and rental security deposits from an electrical company for the former office facility and the lessor of the Company’s former office facility in January 2026. Accordingly, the security deposits were classified as current. In September 2025, the Company relocated to a different location and the respective deposit paid was classified as non-current as the lease will be expired in September 2027. The security deposits will be refunded to the Company upon the termination of the electrical services, the termination or expiration of the lease agreement as well as the delivery of the vacant leased properties to the lessor by the Company.
During the fiscal year ended 2024, the Company made significant advance payments to the lessor and service providers for marketing, legal and professional services. To estimate the expected credit losses related to the prepaid expenses and deposits, the Company identified the nature of the individual prepaid expense and deposit item and measured the relevant risk characteristics of its prepaid expenses and deposits with low risk, medium risk, high risk and default. For each pool of prepaid expense and deposit, the Company considered its historical loss experience with the vendor, current and future business conditions and economic environment in which the vendor operates as well as specific industry factors as of the date this report was issued. The Company also evaluated the external data and macroeconomic factors. As of December 31, 2024, although the Company anticipated that the expected credit risk of prepaid expenses and deposits as low, it made significant prepayments to its marketing and professional service providers. An allowance for credit losses for its current portion of prepaid expenses and deposits and non-current portion of prepaid expenses and deposits in an amount of HK$78,909 and HK$24,273, respectively, was recorded. As of December 31, 2025, the Company assessed that it had received services from its marketing and professional service providers and recognized significant amount of prepayments in expenses, a recognition for an allowance for credit losses for its current portion of prepaid expenses and deposits and non-current portion of prepaid expenses and deposits deemed not necessary.
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
Lease
The adoption of ASC 842 resulted in the presentation of operating lease right of use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. See Note 11 for additional information.

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
Lease between parties under common control is classified in the same manner as leases between unrelated parties if the legally enforceable terms and conditions of leases exist. Lease transaction between related parties is also required to be disclosed in accordance with ASC 850. See “Related Parties”
Property and Equipment, net

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
The Company evaluates annually its intangible assets for potential impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of December 31, 2023, 2024 and 2025, the Company recorded an impairment loss of HK$nil, HK$nil and HK$14,242,561 (US$1,829,887), respectively.

The estimated useful lives of intangible assets are as follows:

Internally developed software	3 years
Software	3 years
Impairment of Long-Lived Assets
The Company reviews the recoverability of its long-lived assets whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended December 31, 2023 and 2024 . For the year ended December 31, 2025, the Company recorded an impairment loss of HK$14,242,561 (US$1,829,887).

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
Stable coins
The Company’s stable coins primarily consist of USD Coin (“USDC”). USDC is issued by Circle Internet Financial, LLC which is pegged to one U.S. dollar. The Company recognized and measured USDC at unit price of US$1.00.
Digital Assets
The Company's digital assets mainly consist of investments in Bitcoin (BTC), Bitcoin Cash (BCH), Binance Coin (BNB), USDT (Tether) and other insignificant digital assets such as ETH (Ethereum), TRX (TRON) and USD1 (World Liberty Financial USD). The Company retains ownership of and control over its digital assets and use third-party custodial services to secure them.

Digital assets purchased are initially recorded at cost, including capitalized transaction fees, using the weighted-average method, and subsequently, remeasured at fair value based on the exchange quoted price throughout the reporting period, with changes in fair value recognized on the consolidated statements of operations. Realized gains or losses are recorded upon the disposal of digital assets based upon the difference between the sale price and the carrying value of the specific digital asset sold.

The Company accounts for its digital assets as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other and ASU 2023-08. The Company’s digital assets are initially recorded at cost. Subsequent to the Company’s adoption of ASU 2023-08 on January 1, 2025, digital assets are measured at fair value as of each reporting period. The Company determines the fair value of its digital assets in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices on the exchanges of Coinbase Custody Trust Company, LLC ("Coinbase"), Binance Holdings Ltd. ("Binance"), Payward Inc ("Kraken") and Galaxy Trading Asia Limited (f.k.a. Galaxy Digital Trading HK Limited) ("Galaxy"), the active exchanges that the Company has determined are its principal markets for its digital assets (Level 1 inputs). Changes in fair value are recognized as incurred in "unrealized gain or loss on digital assets”, within investment gain or loss in the Company’s Consolidated Statements of Operation and Comprehensive Income (Loss).

Digital Assets – Restricted

Digital assets – restricted represents the digital assets reserved as collateral for cryptocurrency derivative contracts. As of December 31, 2025, the Company reserved digital assets in an amount of HK$140,283,000 (US$18,023,589) as a deposit for derivative contracts with a cryptocurrency counterparty (“counterparty”). The counterparty has the right to adjust the contact terms or cancel the contracts should market conditions, regulations or blockchain events occur. The counterparty also has the right to sell or transfer the restricted digital assets posted as a deposit for the duration of the derivative contract. Any changes in fair value of digital assets - restricted are determined on the period-end quoted price of one of the Company’s principal market, Galaxy, are recognized within unrealized gain or loss on digital assets on the Consolidated Statements of Operation and Comprehensive Income (Loss).

Derivatives
The Company manages the risk of the price fluctuation of digital assets through derivative instruments such as covered put and covered call options on digital assets. The covered put and call options on digital assets generate option premium income and lower the effective prices. If an option expires, the Company keeps the full option premium as income.
The writer of an option bears the exposure of the market price fluctuations of the underlying assets. The fair value of unexpired written options is presented on the consolidated balance sheets.

During November and December 2025, we entered into three commodity put option contracts and three commodity call option contracts with Galaxy Trading Asia Limited (f.k.a. Galaxy Digital Trading HK Limited) involving 60,000 BCH in aggregate. The three put option contracts expired and unexercised on December 26, 2025. As of December 31, 2025, the Company held unexpired call options in an amount of HK$6,637,020 (US$852,726) which was recorded at fair value as derivative liabilities. The Company does not offset derivative assets and liabilities. Changes in the fair value of these option contracts are recognized as investment gain or loss on the Company’s Consolidated Statements of Operation and

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
Comprehensive Income (Loss). The covered call options expired on January 30, 2026. As a result, the Company recognized HK$3,841,500 option premium income on January 30, 2026.

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
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
(a)Initial set up, installation and customization services
The Company provides initial set up, installation and customization services of trading platform solution and financial value-added services for each customer as agreed upon in the contracts. Initial set up, installation and customization services are services to help the customer to configure the platform according to the needs of the customers. The Company provides specific customization as part of its development and provision of financial trading solutions. The Company’s customization services include development of customer-requested functions and features on the Company’s platform per customer specifications, i.e., the software specifications. Such services are undertaken specifically for the customer in question and do not necessarily benefit other customers.
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
(b)Subscriptions
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
(c)Hosting, support and maintenance services
The Company provides hosting, technical support and maintenance services to customers for the use of the trading solutions services for a specific period. The Company concludes that each monthly hosting, support and maintenance service fee (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the clients is substantially similar for each month. Therefore, the Company concludes that the monthly hosting, support and maintenance service fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenues from hosting, support and maintenance services ratably when it satisfies its performance obligations throughout the contract terms.
(d)Liquidity services
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
(e)White label services
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
(f)Quotes/news/package subscription services
The Company provides subscription services to customers for professional strategy analysis, economic calendar, instant news, real-time quotes and data feed. The Company will subscribe the information or data from the service providers and will convert the raw data into usable data that can be used in the trading platform of the Company. The Company concludes that each monthly subscription fee at fixed rate (1) is distinct and (2) meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the clients is substantially similar for each month. Therefore, the Company concludes that the monthly subscription service fee satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenues from subscription services ratably when it satisfies its performance obligations throughout the contract terms.
The following table presents disaggregated information of revenues by business lines for the years ended December 31, 2023, 2024 and 2025, respectively:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Initial set up, installation and customization services	8,973,079	2,700,199	4,186,588	537,894
Subscriptions	11,445,019	11,419,059	15,166,630	1,948,612
Hosting, support and maintenance services	4,338,184	4,893,759	5,079,073	652,560
Liquidity services	2,626,516	1,902,895	1,405,762	180,613
White label services	2,122,198	3,018,561	4,887,035	627,887
Quotes/news/package subscription services	2,456,181	2,150,845	3,098,088	398,043
Total revenue	31,961,177	26,085,318	33,823,176	4,345,609
Revenue disaggregated by timing of revenue recognition for 2023, 2024 and 2025 is disclosed in the table below:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Point in time	2,626,516	1,902,895	1,405,762	180,613
Over time	29,334,661	24,182,423	32,417,414	4,164,996
Total revenue	31,961,177	26,085,318	33,823,176	4,345,609

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
The Company also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less. There is no loss contract for the three years ended December 31, 2023, 2024 and 2025. As of December 31, 2024, we recorded HK$104,714 in the non-current portion of contract liabilities for the contracts with an original expected duration of over one year. As of December 31, 2025, the duration of all contracts of the Company was within one year.
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
Other Income (Expense), net
Government subsidies primarily relate to (i) one-off entitlement granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund in 2022 and (ii) funds for participation in promotion activities in 2023. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. If an employer fails to use all the subsidies received to pay the wages of his/her employees, the Hong Kong Government will claw back the unspent balance of the subsidy. If the total number of employees on the payroll in any one month of the subsidy period is less than the “committed headcount of paid employees”, the employer will have to pay a penalty to the Hong Kong Government. The Company has (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to its employees. There was no unfulfilled conditions nor other contingencies attached to the ESS funding. Government subsidies received and recognized as other income totaled HK$34,261, HK$nil and HK$nil for the years ended December 31, 2023, 2024 and 2025, respectively.
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
The Company believes there were no uncertain tax positions as of December 31, 2024 and 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. In general, the Inland Revenue Department of Hong Kong has up to seven years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2018 to 2024 of the Company’s Hong Kong subsidiaries remain open to examination by the taxing jurisdictions. The Company is not currently under examination by an income tax authority, nor has it been notified that an examination is contemplated.
Earnings Per Share
The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average of Class A and Class B common stock outstanding during the period. Diluted net income (loss) per common share is determined by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of Class A and Class B common stock and potential shares of common stock outstanding during the period. The effect of potential common shares is included in diluted earnings per share when those shares are dilutive. These shares are only incorporated into the diluted share count if their inclusion is dilutive to the net income per share. The Company has two classes of common stock: Class A and Class B. Holders of Class A and Class B common stock generally share the same rights, including dividend rights, except for voting power. Each Class A share carries one vote, while each Class B share carries twenty votes. Class B shares are convertible into Class A shares at any time, at the holder’s option, on a one‑for‑one basis. The Company issued pre-funded warrants in November 2025 and the potential dilutive shares as of December 31, 2025 were 162,192.
Warrants
On November 21, 2025, the Company issued 1,480,000 pre-funded warrants to the investors. The Pre-funded Warrants are exercisable from the date of issuance and may be exercised by means of a cashless exercise. Each Investor’s ability to exercise its Pre-Funded Warrant, as applicable, in exchange for Ordinary Shares is subject to certain beneficial ownership limitations set forth therein. Based on pre-funded warrant’s terms and applicable guidance in FASB Accounting Standards Codification ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging, the pre-funded warrants that meet all the criteria of (1) require physical settlement or net-share settlement or (2) provide an option of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement) are required to be recognized as a component of additional paid-in capital upon issuance. Remeasurement of subsequent change in fair value is not necessary as long as the pre-funded warrants continue to be classified as equity.
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
Segment Reporting
In accordance with ASC 280, Segment Reporting, an operating segment is identified as a component of an enterprise of which separate financial information and operating results are available and regularly reviewed by the Company’s chief operating decision maker (“CODM”). The Company has one core operating and reportable segment with one business activity – sale of financial trading solutions via internet or platform to customers. The Company’s CODM is its Chief Executive Officer. The Company’s CODM reviews financial information presented on a consolidated basis. The CODM uses the consolidated income or loss from operations and net income (loss) to evaluate financial performance, make decisions and allocate resources. The CODM also reviews the functional expenses such as selling and marketing expenses, research and development expenses and general and administrative expenses at the consolidated level to manage the Company’s operation. The Company’s operation is located in Hong Kong and all of the Company’s management and employees physically reside in Hong Kong. The CODM does not use asset or liability information in assessing the Company’s operating segment.

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
For the years ended December 31, 2023 and 2024, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. For the year ended December 31, 2025, all of the Company’s assets were located in Hong Kong and the British Virgin Islands and all of the Company’s core revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.
For the year ended December 31, 2025, one customer accounted for approximately 13.4% of the Company’s total revenue.
For the years ended December 31, 2023 and 2024, no customer accounted for over 10% of the Company’s total revenue.
Four customers’ accounts receivable accounted for 29.9%, 28.9%, 10.3%, and 10.3% of the total accounts receivable as of December 31, 2025, respectively.
Three customers’ accounts receivable accounted for 40.3%, 16.8%, and 16.2% of the total accounts receivable as of December 31, 2024, respectively.
For the years ended December 31, 2023 and 2024, no vendor accounted for over 10% of the Company’s total purchase.
For the year ended December 31, 2025, there was one vendor accounted for over 13.1% of the Company’s total cost of revenue.
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
ASU 2023-08: Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting For And Disclosure Of Crypto Assets. The Company accounts for its digital assets as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other and ASU 2023-08. The Company’s digital assets are initially recorded at cost. Subsequent to the Company’s adoption of ASU 2023-08 on January 1, 2025, digital assets are measured at fair value as of each reporting period.

Recently Issued Accounting Standards, not yet Adopted by the Company
In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740)”. ASU 2023-09 addresses investor requests for more disclosure about the tax risks in an entity’s global operations. This provides guidance for a disclosure of more detailed tax rate reconciliation and income tax paid in various jurisdictions. This ASU is effective for fiscal years beginning after December 15, 2024 for public business entities and December 15, 2025 for all other entities on a prospective basis. Retrospective application is also permitted. An SEC issuer that qualifies as an emerging growth company (EGC) may use the adoption dates available to non-PBEs in its financial statements included in registration statements and periodic reports if the EGC has made that election for all new or revised accounting standards. The Company is qualified as an EGC and made an election for all new or revised accounting standards. Accordingly, this guidance will be effective on January 1, 2026 for the Company. The Company evaluated that the adoption of this guidance does not have a material impact on its consolidated financial statements.

In November 2024, the ASU 2025-01: Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) issued in January 2025 clarified the effective date of ASU 2024-03 published. ASU 2024-03 expanded the disclosure of financial statements under ASC 220-40 and requires public business entities (“PBE”) to provide a disaggregated disclosure of certain expense captions into specified categories in disclosure within the footnote to the financial statements while it does not change the expense captions on the face of the income statement. In the footnote to the financial statements, PBEs are required to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization (DD&A) recognized as part of oil- and gas-producing activities or other types of depletion expenses. The tabular disclosure would also include certain other expenses, when applicable. This ASU will be effective for PBEs for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is allowed. The Company is evaluating the impact of the adoption of this guidance in its consolidated financial statements.

In July 2025, the FASB released Accounting Standards Updated No. 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”, which amends ASC 326-20 by simplifying the measurement of credit losses on current account receivable and current contract assets arising from transactions accounted for under ASC 606. The guidance provides a practical expedient for all entities and an accounting policy election for all private entities. The practical expedient allows entities to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when developing a reasonable and sustainable forecast for estimating expected credit losses on these assets. Entities other than public business entities that elect the practical expedient are permitted to make an accounting election to consider collection activity following the balance sheet date when measuring the estimated credit losses on those assets. This guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies (Continued)
on a prospective basis. Early adoption is permitted. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.
In December 2025, the FASB issued Accounting Standards Update No. 2025-11, “Interim Reporting (Topic 270), Narrow-Scope Improvements”. While this guidance does not change the fundamental nature of interim reporting or amend the current interim disclosure requirements, intends to improve the navigability of the required interim disclosures and clarify when that guidance is applicable and provides additional guidance on what disclosures should be included in interim reporting periods. It also requires entities to disclose events since the end of the last annual reporting period that have a significant impact on the entity. Under ASU 2025-11, all public entities are required to adopt this guidance for interim periods within annual periods beginning after December 15, 2027. This guidance is effective for entities other than public business entities for interim periods within annual periods beginning after December 15, 2028. The guidance can be applied either prospectively or retrospectively to any or all period periods presented in the financial statements. Early adoption is permitted for all entities. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.
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
3. Accounts Receivable, net
Accounts receivable, net consisted of the following at December 31:

	2024	2025	2025
	HK$	HK$	US$
Accounts receivable	2,087,509	1,169,775	150,293
Less: allowance for credit losses	(966,947)	(945,379)	(121,463)
Accounts receivable, net	1,120,562	224,396	28,830
The movement of allowance for credit losses is as follows:

	2024	2025	2025
	HK$	HK$	US$
Balance at beginning of the year ended December 31	1,495,119	966,947	124,234
Write-offs	(1,318,165)	-	-
Addition	789,993	691	89
Recovery	-	(22,259)	(2,860)
Balance at end of the year ended December 31	966,947	945,379	121,463

4. Stable Coins
Stable coins balances as of December 31, 2024 and 2025 included the following:

	December 31, 2024		December 31, 2025
	Units	HK$	Units	HK$	US$
Stable coins (USDC)	-	-	32,649,748	254,646,365	32,717,018
		-		254,646,365	32,717,018

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
4. Stable Coins (Continued)

The following table presents a summary of changes in our stable coins at for the year ended December 31, 2025:

Total
HK$
Balance at December 31, 2024	-
Receipt from PIPE	1,079,765,700
Purchases of stable coins	106,197,000
Disposals of stable coins	(936,028,525)
Change in fair value of stable coins	(21,671)
Option premium income	4,407,000
Investment income from stable coins	326,689
Others	172
Balance at December 31, 2025	254,646,365
Balance at December 31, 2025 (US$)	32,717,018
Investment income from stable coins included interest income, HK$156,542, and commission income, HK$170,147.
5. Digital Assets
Digital assets balances as of December 31, 2024 and 2025 included the following:

		December 31, 2024			December 31, 2025
	Units	Cost Basis	Fair Value	Units	Cost Basis	Cost Basis	Fair Value	Fair Value
		HK$	HK$		HK$	US$	HK$	US$
Bitcoin	-	-	-	340	244,183,314	31,372,723	232,751,003	29,903,897
Bitcoin Cash	-	-	-	391,702	1,703,106,631	218,815,494	1,821,134,280	233,979,710
Binance Coin	-	-	-	569	3,921,556	503,842	3,833,787	492,566
Tether	-	-	-	173,209,209	1,351,031,831	173,580,850	1,351,010,850	173,578,154
Digital asset holdings that are not individually significant	-	-	-	550	31,577	4,057	31,286	4,020
		-	-		3,302,274,909	424,276,966	3,408,761,206	437,958,347

The Company started engaging in digital assets investment in November 2025 and did not hold any investments in digital assets prior to November 2025.

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
5. Digital Assets (Continued)

The Company determines the fair value of its digital assets in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices on the Coinbase, Binance, Kraken and Galaxy, the active exchanges that the Company has determined are its principal markets for its digital assets (Level 1 inputs). Changes in fair value are recognized as incurred in "Change in fair value of digital assets”, within investment gain or loss in the Company’s Consolidated Statement of Operation and Comprehensive Income (Loss).
The following table presents a summary of changes in our digital assets at fair value:

	Bitcoin	Bitcoin Cash	Binance Coin	Tether	Digital asset holdings that are not individually significant	Total
	HK$	HK$	HK$	HK$	HK$	HK$
Digital assets, Balance at December 31, 2024	-	-	-	-	-	-
Receipt from PIPE	-	-	-	2,339,715,300	257,400,000	2,597,115,300
Purchases of digital assets	-	-	-	81,636,840	858,000,078	939,636,918
Exchange of digital assets	244,179,005	1,833,078,556	4,330,377	(966,202,833)	(1,115,385,105)	-
Disposals of digital assets	-	(129,165,334)	-	(106,197,000)	-	(235,362,334)
Gain on disposals of digital assets	-	-	-	873,409	-	873,409
Change in fair value of digital assets	(11,432,311)	118,027,648	(87,768)	(20,981)	(291)	106,486,297
Investment income from digital assets	4,309	125,680	24	1,208,631	15,536	1,354,180
Digital asset transaction fees and others	-	(932,270)	(408,846)	(2,516)	1,068	(1,342,564)
Digital assets, Balance at December 31, 2025	232,751,003	1,821,134,280	3,833,787	1,351,010,850	31,286	3,408,761,206
Balance at December 31, 2025 (US$)	29,903,897	233,979,710	492,566	173,578,154	4,020	437,958,347

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
5. Digital Assets (Continued)
Investment income from digital assets included interest income from digital assets and commission income provided by the cryptocurrency custodians.

6. Digital Assets – Restricted

Digital assets balance as of December 31, 2024 and 2025 included the following:

		December 31, 2024			December 31, 2025
	Units	Cost Basis	Fair Value	Units	Cost Basis	Cost Basis	Fair Value	Fair Value
		HK$	HK$		HK$	US$	HK$	US$
Bitcoin Cash	-	-	-	30,000	125,556,941	16,131,582	140,283,000	18,023,589
		-	-		125,556,941	16,131,582	140,283,000	18,023,589

As of December 31, 2025, the Company reserved digital assets (bitcoin cash) in an amount of HK$140,283,000 (US$18,023,589) as a deposit for derivative contracts with a cryptocurrency counterparty. Change in fair value of the restricted digital assets is included in the change in fair value of the digital assets on the Consolidated Statements of Operation and Comprehensive Income (Loss). The restriction on the sale of the reserved digital assets will be released upon the expiration or execution of the derivative contracts.
The following table presents a summary of changes in our digital assets - restricted at fair value:

	Bitcoin Cash	Total
	HK$	HK$
Digital assets - restricted, Balance at December 31, 2024	-	-
Purchases of digital assets – restricted	125,556,941	125,556,941
Change in fair value of digital assets – restricted	14,726,059	14,726,059
Digital assets - restricted, Balance at December 31, 2025	140,283,000	140,283,000
Digital assets - restricted, Balance at December 31, 2025 (US$)	18,023,589	18,023,589
7. Contract Liabilities
Contract liabilities consisted of the following at December 31:

	2024	2025	2025
	HK$	HK$	US$
Billings in advance of performance obligation under contracts, current	8,669,448	8,761,074	1,125,625
Billings in advance of performance obligation under contracts, non-current	104,714	-	-
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
The movement in contract liabilities is as follows:

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
6. Digital Assets – Restricted (Continued)

	2024	2025	2025
	HK$	HK$	US$
Balance at beginning of the year ended December 31	4,619,690	8,774,162	1,127,306
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(6,388,598)	(13,501,218)	(1,734,639)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	10,543,070	13,488,130	1,732,958

Balance at end of the year ended December 31	8,774,162	8,761,074	1,125,625
Less: Amount expected to be recognized as revenue beyond 12 months	(104,714)	-	-
Amount expected to be recognized as revenue in 12 months	8,669,448	8,761,074	1,125,625
8. Prepaid Expenses, Deposits and Other Current Assets, net
Prepaid expenses and deposits, net consisted of the following as of December 31:

	2024	2025	2025
	HK$	HK$	US$
Rental and utility deposits	445,272	449,172	57,710
Outsourcing service deposits	-	222,900	28,638
Prepaid data service and storage	-	59,973	7,705
Prepaid insurance	863,840	540,694	69,468
Prepaid legal and professional fees	4,043,686	1,592,888	204,654
Prepaid marketing	8,731,108	2,453,518	315,229
Prepaid repair and maintenance	80,737	40,222	5,168
Prepaid rents	-	28,412	3,650
Prepaid outsourcing fee	-	886,419	113,887
Other receivables	-	366,483	47,086
Prepaid others	25,553	34,572	4,442
Total prepaid expenses, deposits and other current assets	14,190,196	6,675,253	857,637
Less: allowance for credit losses	(103,182)	-	-
Prepaid expenses, deposits and other current assets, net	14,087,014	6,675,253	857,637
Less: amount classified as prepaid expenses and deposits, non-current	(3,546,051)	(233,588)	(30,011)
Prepaid expenses, deposits and other current assets, net	10,540,963	6,441,665	827,626

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
8. Prepaid Expenses, Deposits and Other Current Assets, net (Continued)
Prepaid expenses and deposits, non-current, net comprised of the following as of December 31:

	2024	2025	2025
	HK$	HK$	US$
Rental deposits	431,972	-	-
Prepaid data service	-	6,168	792
Prepaid legal and professional fees	682,500	227,420	29,219
Prepaid marketing	2,414,082	-	-
Prepaid repair and maintenance	41,770	-	-
Prepaid expenses and deposits, non-current	3,570,324	233,588	30,011
Less: allowance for credit losses	(24,273)	-	-
Prepaid expenses and deposits, noncurrent, net	3,546,051	233,588	30,011
The movement of allowance for credit losses was as follows:

	2024	2025	2025
	HK$	HK$	US$
Balance at beginning of the year ended December 31	-	103,182	13,257
Addition	103,182	-	-
Recovery	-	(103,182)	(13,257)
Balance at end of the year ended December 31	103,182	-	-
9. Property and Equipment, net
Property and equipment, stated at cost less accumulated depreciation, consisted of the following as of December 31:

	2024	2025	2025
	HK$	HK$	US$
Computer equipment	2,560,271	2,638,812	339,035
Furniture and fixture	590,217	598,917	76,949
Office equipment	90,057	96,992	12,462
Leasehold improvements	652,073	-	-
Less: accumulated depreciation	(3,489,511)	(3,047,996)	(391,608)
Net book value	403,107	286,725	36,838
Depreciation expense of property and equipment totaled HK$134,951, HK$96,880 and HK$268,028 (US$34,436) for the years ended December 31, 2023, 2024 and 2025, respectively. During the year ended December 31, 2024 and 2025, the Company disposed of some of the computer equipment with a cost of HK$54,677 and HK$57,470 respectively, which were acquired few years ago and were fully depreciated. The Company did not sell the equipment; accordingly, no gain or loss for this disposal was recorded. No impairment charge was recognized for any of the periods presented. During the year ended December 31, 2025, the Company disposed of leasehold improvements relating to the former office location of our operating subsidiary, m-FINANCE as the Company moved to a new office facility. The disposed leasehold improvements had an original cost of HK$652,073 and were fully depreciated at the time of disposal. No significant gain or loss was recognized on disposal.

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
10. Intangible Assets, net
Intangible assets, stated at cost less accumulated amortization, consisted of the following as of December 31:

	2024	2025	2025
	HK$	HK$	US$
Software	223,381	227,080	29,175
Domain Name	-	62,086	7,977
Internally developed software	70,655,285	72,911,336	9,367,664
Less: accumulated amortization	(52,091,503)	(58,904,560)	(7,568,071)
Less: impairment loss	-	(14,242,561)	(1,829,887)
	18,787,163	53,381	6,858
Amortization expense of intangible assets totaled HK$5,514,165, HK$4,516,459 and HK$6,813,062 (US$875,344) for the years ended December 31, 2023, 2024 and 2025, respectively. There is no impairment charge was recognized for the year ended December 31, 2023 and 2024. For the year ended December 31, 2025, the Company used a project-based approach by evaluating individual projects and determining if they were not profitable and should be terminated. For those projects that were not profitable and terminated, the Company recognized an impairment on intangible assets of HK$14,242,561 (US$1,829,887).
Amortization expense expected for the next five years is as follows:

Twelve months ending December 31,	HK$	US$
2026	21,929	2,817
2027	21,929	2,817
2028	9,523	1,224
2029	-	-
Total	53,381	6,858
11. Leases
The Company leases office under non-cancelable operating lease agreement. Pursuant to the new lease standard ASC 842-10-55, this lease is treated as operating leases. The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. Management determined the incremental borrowing rate was 4.88% and 5.00% for the lease that began in 2024 and 2025, respectively. This lease is on a fixed payment basis. None of the leases include contingent rentals.

Description of lease	Lease term
Office in Wanchai, Hong Kong	2 years from January 31, 2022 to January 30, 2024
Office at Wanchai, Hong Kong	2 years from January 31, 2024 to January 30, 2026
Office at Central, Hong Kong	2 years from September 5, 2025 to September 4, 2027

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
11. Leases (Continued)
(a)Amounts recognized in the consolidated balance sheet:

	2024	2025	2025
	HK$	HK$	US$
Right-of-use assets	1,563,916	4,363,374	560,607

Operating lease liabilities - current	1,440,666	123,249	15,835
Operating lease liabilities - related party, current	-	2,484,415	319,198
Operating lease liabilities - non-current	123,249	-	-
Operating lease liabilities- related party, non-current	-	1,755,710	225,574

Weighted average remaining lease term (in years)	1.08	1.63
Weighted average discount rate (%)	4.88	5.00
(b)A summary of lease cost recognized in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) and supplemental cash flow information related to operating leases is as follows:

	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Amortization charge of right-of-use assets	1,597,585	1,404,578	2,130,949	273,785
Interest of lease liabilities	35,521	89,805	102,359	13,151
Cash paid for operating leases	1,659,126	1,500,000	2,335,667	300,087
Operating lease right-of-use assets, obtained in exchange for operating lease liabilities	2,824,383	2,835,821	5,032,766	646,611
(c)The following table shows the remaining contractual maturities of the Company’s operating lease liabilities as of December 31, 2025:

	HK$	US$
2026	2,763,751	355,087
2027	1,789,333	229,894
Total future lease payments	4,553,084	584,981
Less: imputed interest	(189,710)	(24,374)
Present value of operating lease liabilities	4,363,374	560,607

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
12. Accrued Expenses and Other Current Liabilities
Components of accrued expenses and other current liabilities are as follows as of December 31:

	2024	2025	2025
	HK$	HK$	US$
Accrued bonus	2,068,692	828,678	106,469
Accrued commission	75,713	222,126	28,539
Accrued employee benefits	99,512	-	-
Accrued legal and professional fee	-	3,768,987	484,241
Accrued network and data services	146,857	71,839	9,230
Accrued others	130,069	105,709	13,580
Total accrued expenses and other liabilities	2,520,843	4,997,339	642,059
13. Bank Borrowings
Components of bank borrowings are as follows as of December 31:

	2024	2025	2025
	HK$	HK$	US$
Bank of Communications (Hong Kong) Limited – Loan 1 (1)	2,358,837	-	-
Standard Chartered Bank (Hong Kong) Limited – Loan 2 (2)	1,917,055	648,371	83,303
Standard Chartered Bank (Hong Kong) Limited – Loan 3 (3)	1,414,102	686,285	88,174
Standard Chartered Bank (Hong Kong) Limited – Loan 4 (4)	369,692	110,327	14,175
Total	6,059,686	1,444,983	185,652

Less: current portion of long-term bank borrowings	(4,012,047)	(1,444,983)	(185,652)
Non-current portion of long-term bank borrowings	2,047,639	-	-
(1)On April 25, 2019, m-FINANCE borrowed HK$11,000,000 as working capital for 7 years from April 25, 2019 to April 24, 2026 at an annual interest rate of 4.25% (2024: 4.25%) under the loan agreement with Bank of Communications (Hong Kong) Limited signed on April 16, 2019. The loan was secured by personal guarantee from Tai Wai (Stephen) Lam. In October 2025, m-FINANCE paid off the entire outstanding bank loan.
(2)On December 22, 2020, m-FINANCE borrowed HK$5,000,000 as working capital for 60 months from December 22, 2020 to June 20, 2026 at an annual interest rate of 2.75% (2024: 3.00%) under the loan agreement with Standard Chartered Bank (Hong Kong) Limited. The loan was secured by personal guarantees from Tai Wai (Stephen) Lam and Chi Weng Tam.
(3)On November 2, 2021, mFTT borrowed HK$2,847,150 as working capital for 5 years from November 2, 2021 to November 2, 2026 at an annual interest rate of 2.75% (2024: 3.00%) under the loan agreement with Standard Chartered Bank (Hong Kong) Limited. The loan was secured by personal guarantees from Tai Wai (Stephen) Lam.
(4)On May 31, 2021, m-FINANCE borrowed HK$1,000,000 as working capital for 5 years from May 31, 2021 to May 31, 2026 at an annual interest rate of 2.88% (2024: 3.00%) under the loan agreement with Standard Chartered Bank (Hong Kong) Limited. The loan was secured by personal guarantees from Tai Wai (Stephen) Lam.
Interest expenses pertaining to the above bank borrowings for the years ended December 31, 2023, 2024 and 2025 amounted to HK$483,623, HK$325,084 and HK$157,825 (US$20,279), respectively. The weighted average annual interest rate for the years ended December 31, 2023, 2024 and 2025 was 4.9%, 3.69% and 2.76%, respectively.

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
13. Bank Borrowings (Continued)
Maturities of the bank borrowings were as follows:

	HK$	US$
2026	1,460,426	187,636
2027	-	-
Total bank borrowings repayments	1,460,426	187,636
Less: imputed interest	(15,443)	(1,984)
Total	1,444,983	185,652
14. Income Taxes
British Virgin Islands
Under the current and applicable laws of BVI, the Company is not subject to tax on income or capital gains.
China
The Company’s subsidiary, m-FINANCE Software (Shenzhen) Limited (“SZ WFOE”), established in the PRC, was subject to PRC Enterprises Income Tax rate of 25% for the years ended December 31, 2023. This entity was deregistered on March 21, 2023.
Hong Kong
In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.
The components of the income tax provision are as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Current tax
Hong Kong	(5,877)	-	6,226	800
Total current tax	(5,877)	-	6,226	800

Deferred tax:
Hong Kong	154,186	781,759	(3,046,757)	(391,448)
Total deferred tax	154,186	781,759	(3,046,757)	(391,448)
Total income tax expense	148,309	781,759	(3,040,531)	(390,648)

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
14. Income Taxes (Continued)
The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	For the years ended December 31
	2024	2025	2025
	HK$	HK$	US$
Deferred tax assets:
- Depreciation of property and equipment	25,168	-	-
- Net operating loss carry forwards	2,852,133	4,673,163	600,409
Total deferred tax assets	2,877,301	4,673,163	600,409
Less: valuation allowance	(2,852,133)	(4,673,163)	(600,409)
Deferred tax assets, net	25,168	-	-

Deferred tax liabilities:
- Depreciation of property and equipment	-	(27,524)	(3,536)
- Amortization of capitalized development costs	(3,099,882)	(433)	(56)
Deferred tax liabilities, net	(3,074,714)	(27,957)	(3,592)
The Company evaluated the recoverable amounts of deferred tax assets and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weigh to the relative impact of the evidence to the extent it could be objectively verified.
As of December 31, 2025, the Company had net operating loss carry-forward of HK$28,322,201 (US$3,638,842), including HK$25,462,742 (US$3,271,458), HK$144,745 (US$18,597) and HK$2,714,714 (US$348,787) from m-FINANCE, mFTT and CAT, respectively. These losses can offset future taxable income and can be carried forward indefinitely under the current tax legislation in Hong Kong. Due to the unstable macroeconomic situation, the Company determined that it is more likely than not that the Company may not earn sufficient taxable income to offset its net operating loss carryforward. Accordingly, it applied a full valuation allowance against its net operating loss carryforward.
The Company recognized deferred tax liabilities related to taxable temporary differences arising on the depreciation of property and equipment and amortization of capitalized development costs. The deferred tax liabilities will reverse as the capitalized property and equipment costs are depreciated and capitalized development costs are amortized.

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
14. Income Taxes (Continued)
Reconciliation between the provision for income taxes computed by applying the Hong Kong Profits Tax rate of 16.5% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,

	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Profit (loss) before income taxes	6,777,190	(19,429,233)	75,704,173	9,726,487
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	1,118,236	(3,205,824)	12,491,190	1,604,871
Reconciling items:
Tax effect of income that is not taxable	(42,605)	(24,777)	4,462	573
Tax effect of expenses that are not deductible (2)	587,035	527,337	43,688	5,613
The effect of tax rates in different tax jurisdictions	4,950	2,241,106	(16,821,462)	(2,161,225)
Research and development credit (1)	(1,529,698)	(1,644,560)	-	-
Change in valuation allowance	-	2,852,133	1,244,906	159,946
Tax credits	-	-	(3,000)	(385)
Others	10,391	36,344	(315)	(41)
Income tax expenses	148,309	781,759	(3,040,531)	(390,648)
An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2023, 2024 and 2025.
(1)Research and development credit was arising from the tax authority of Hong Kong provided enhanced tax deduction for expenditure incurred by enterprises on a qualifying research and development activity and enterprises will be able to enjoy additional tax deduction for expenditure incurred on domestic research and development.
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
(2)These non-deductible expenses included non-deductible IPO expenses, allowance for credit losses and penalty and entertainment.

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
15. Related Party Balance and Transactions
15. Related Party Balance and Transactions
a.Due to a related party
As of December 31, 2024 and 2025, the ending balance of amount due to a related party were as follows:

		2024	2025	2025
	Note	HK$	HK$	US$
Gaderway Investments Limited	(1)	306,110	-	-
Fire Lucky Investment Co., Ltd	(2)	-	-	-
(1)Gaderway Investments Limited, the former shareholder of the Company. The balance represented the amount advance to the Company. These amounts were unsecured, interest-free and repayable on demand. On May 20, 2025, the Company settled the entire advance balance.
(2)Fire Lucky Investment Co., Ltd, the shareholder of the Company. During the year ended December 31, 2025, Fire Lucky provided a loan of USD1,000,000 to the Company with an annual interest rate of 5%. This loan was fully repaid by the Company in December 2025.
b.Personal guarantees from related parties for bank loans

Tai Wai (Stephen) Lam and Chi Weng Tam, the former executives and directors of the Company, as well as the shareholders of Gaderway Investments Limited, have jointly or severally provided personal guarantees for several bank loans of the Company. For details, please refer to Note 13.

c.Operating lease liability – related party

The Company entered into a lease arrangement as a lessee for its new office facility in Hong Kong with a related party. The Company accounts for the lease under ASC 842. The lease was classified as an operating lease and the respective lease liability was recorded under operating lease liabilities – related party, current and operating lease liabilities – related party, non-current (see Note 11).

		2024	2025	2025
	Note	HK$	HK$	US$
Trend Up Investment (HK) Limited	(1)	-	4,240,125	544,772
Total		-	4,240,125	544,772
Less: operating lease liabilities - related party, current		-	(2,484,415)	(319,198)
Operating lease liabilities- related party, non-current		-	1,755,710	225,574

(1)Trend Up Investment (HK) Limited is wholly owned by Mr. Dawei Yuan, the Chief Executive Officer and Executive Director of the Company since November 25, 2025. Mr. Yuan is also a sole director of Trend Up Investment (HK) Limited.
d.Related Party Transactions

The following is a list of related parties which the Company had transactions with:

a.PrimeTime Global Technologies Limited, indirectly controlled by Gaderway Investments Limited, the former shareholder of the Company.

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
15. Related Party Balance and Transactions (Continued)
b.Fire Lucky Investment Co., Ltd, the shareholder of the Company. Mr. Dawei Yuan, a director of Fire Lucky is also the Chief Executive Officer and Executive Director of the Company since November 25, 2025.

c.Trend Up Investment (HK) Limited is wholly owned by Mr. Dawei Yuan, the Chief Executive Officer and Executive Director of the Company since November 25, 2025. Mr. Yuan is also a sole director of Trend Up Investment (HK) Limited.

For the years ended December 31, 2023, 2024 and 2025, the related party transactions were as follows:

		2023	2024	2025	2025
	Note	HK$	HK$	HK$	US$
Subscription fee received from PrimeTime Global Technologies Limited (a)	1	46,080	-	-	-
Sales commission received from PrimeTime Global Technologies Limited (a)	2	364,819	-	-	-
Loan interest paid to Fire Lucky Investment Co., Ltd (b)	3	-	-	130,000	16,702
Office lease paid to Trend Up Investment (HK) Limited	4	-	-	850,667	109,295
During the years ended December 31, 2023, the Company declared dividends to its shareholders. No dividend was declared in the year ended December 31, 2024 and 2025. For details, please refer to Note 16. Shareholders’ Equity.

Notes:

1The Company charged PrimeTime Global Technologies Limited a subscription fee when it used the subscription services of the Company. The subscription income was recorded as revenue.
2The Company charged PrimeTime Global Technologies Limited for sales commission from business referred by the Company. The Company will charge a commission fee at an agreed upon percentage from the sales amount referred by the Company to PrimeTime Global Technologies Limited. The sales commission was recorded as commission income in the other income.
3The Company entered into an unsecured term loan agreement with Fire Lucky Investment Co., Ltd. (the “Loan Agreement”) on August 26, 2025, pursuant to which Fire Lucky Investment Co., Ltd agreed to lend the Company US$1,000,000 (the “Financing”). The Financing bears interest at the rate of 5% per annum, payable upon maturity of the Financing. The principal and interest of the Financing were repaid on December 29, 2025.
4CAT entered into a two-year operating lease agreement for the occupancy of an office space with Trend Up Investment (HK) Limited that is wholly owned by the Chief Executive Officer and Executive Director of the Company.
16. Shareholders’ Equity
Initial Public Offering (“IPO”)
On April 24, 2024, the Company completed its IPO of 208,360 ordinary shares* at a public offering price of $36 per ordinary share* on Nasdaq Capital Market under the symbol “MFI”. As a result of the offering, the outstanding and issued ordinary shares of the Company increased to 1,656,459. The Company received net proceeds of $5,689,251 (HK$44,376,168) from the offering after deducting underwriting discounts, commissions, legal fees, investor relations, other related expenses, an indemnity escrow and deferred IPO costs (see Note 2).
*    Giving retroactive effect to the 8 for 1 share consolidation effected on July 10, 2025.

Share Consolidation

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
16. Shareholders’ Equity (Continued)
On May 30, 2025, the board of directors and shareholders of the Company approved a share consolidation at a ratio of eight-to-one (8:1) (the "Share Consolidation"). As a result of the Share Consolidation, each of the 4,204,775 Class A ordinary shares and 9,046,892 Class B ordinary shares were automatically consolidated into 525,623 Class A ordinary shares of no par value, each with one vote per share (the “Class A Ordinary Shares”), and 1,130,862 Class B ordinary shares of no par value, each with twenty votes per share (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the "Ordinary Shares"), respectively, without any action on the part of the shareholders. The number of shares is presented on a retroactive basis to reflect the consolidation.
Beginning with the opening of trading on July 10, 2025, the Class A Ordinary Shares commenced trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “MFI,” but under a new CUSIP number of G6065C121. No fractional shares were issued in connection with the Share Consolidation. Instead, record holders who otherwise were entitled to receive fractional shares because they held a number of shares not evenly divisible by the Share Consolidation ratio automatically received an additional fraction of one share of the relevant class to round up to the next whole share. For those beneficial holders who held shares through a brokerage firm, the Company rounded up fractional shares at the participant level. Cash was not paid for fractional shares.
The Company is authorized to issue an unlimited number of Ordinary Shares, no par value per share. All of the Company’s issued and outstanding Ordinary Shares are fully paid and non-assessable. The Company’s Ordinary Shares are issued in registered form. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Company’s Ordinary Shares. In addition, there are no provisions in the Company’s Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights as set forth in the Company’s Memorandum and Articles of Association in effect as of the date hereof. In respect of matters requiring a vote of all shareholders, each holder of Class A Ordinary Shares will be entitled to one vote per Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to twenty votes per Class B Ordinary Share. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.
2025 Incentive Plan
On November 4, 2025, the Company’s board of directors approved the 2025 Share Incentive Plan (the “2025 Incentive Plan”), which became effective upon adoption and may persist for up to ten years, or until November 3, 2035.

Under the 2025 Incentive Plan, the maximum aggregate number of ordinary shares available for issuance (the “Share Limit”) shall initially be an aggregate of 184,046 ordinary shares, representing ten percent (10.0%) of the total ordinary shares of the Company outstanding as of the date hereof. Pursuant to the 2025 Incentive Plan, the Share Limit will be automatically increased in connection with any subsequent capital raising transaction (including of convertible or exchangeable securities, in addition to equity securities) such that the Share Limit will always represent ten percent (10.0%) of the total number of issued and outstanding Shares of the Company on an as-converted basis. Under the terms of the 2025 Incentive Plan, the Committee (as defined in the 2025 Equity Incentive Plan) has authority to issue share options, restricted shares or restricted share units, up to the Share Limit, and may set the exercise price of a share option at such amount as it considers appropriate, which may or may not be a fixed or variable price or related to the Fair Market Value of the Shares. Grants of share options at nominal exercise prices or grants of restricted shares or restricted share units could have a dilutive impact on existing holders of the Company’s securities. The Company’s compensation committee also has broad discretion pursuant to the 2025 Equity Incentive Plan to further delegate the duties of the Committee.

PIPE Financing
On November 21, 2025, the Company entered into certain securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional and individual investors (the “Investors”) pursuant to which the Company agreed to sell and issue to the Investors in a private placement offering (the “PIPE transaction”) an aggregate of $500 million of the Company’s class A ordinary shares (the “Ordinary Shares”), no par value (the “Shares”), and pre-funded warrants (the “Pre-Funded Warrants”). The offering price per Share was $10.00. The offering price per underlying share of the Pre-Funded Warrants was $9.99999, and the exercise price was $0.00001 per underlying share.

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
16. Shareholders’ Equity (Continued)
On November 21, 2025, the Company issued 1,480,000 PIPE Pre-Funded Warrants upon the receipt of HK$115,440,000 (US$14,800,000), which consists of HK$76,440,000 (US$9,800,000) in cash and HK$39,000,000 (US$5,000,000) in stable coins, from its investors. The Pre-funded Warrants are exercisable within one year from the date of issuance. Each Investor’s ability to exercise its Pre-Funded Warrant, as applicable, in exchange for Ordinary Shares is subject to certain beneficial ownership limitations set forth in the respective Form of Pre-Fund Warrant entered between the Company and the investors.

On December 1, 2025, the Company issued 48,520,000 shares of Class A common stock upon the receipt of the gross proceeds of HK$3,784,560,000 (US$485,200,000), which is comprised of HK$146,679,000 (US$18,805,000) in cash , before deduction of offering costs, and HK$3,637,881,000 (US$466,395,000) in stable coins, from its investors.

The Company intends to use the net proceeds primarily to fund the acquisition of bitcoin cash and the establishment of the Company’s digital asset treasury operations, as well as for working capital, general corporate and other purposes.

The following table summarizes the PIPE pre-funded warrant activity for the year ended December 31, 2025:

	PIPE Pre-funded Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
PIPE pre-funded warrants outstanding at December 31, 2024	-	$-	-
Granted	1,480,000	$0.00001	0.89
Exercised	-	$-	-
Expired or cancelled	-	$-	-
PIPE pre-funded warrants outstanding at December 31, 2025	1,480,000	$0.00001	0.89
PIPE pre-funded warrants exercisable at December 31, 2025	1,480,000	$0.00001	0.89

PIPE pre-funded warrants:
During the period from January 1, 2026 to the date of this annual report issued, none of the PIPE Pre-Funded Warrants were exercised for shares of Class A common stock. As of the date of this report was issued, 1,480,000 PIPE Pre-Funded Warrants remain outstanding.
Dividend
On March 27, 2023, the Company declared an interim dividend of HK$1.746 per share (equivalent to US$0.224 per share)*, or HK$2,528,413 in aggregate (equivalent to US$324,093), to its shareholder, which was settled in cash on the same day.
On July 31, 2023, the Company declared an interim dividend of HK$1.934 per share (equivalent to US$0.248 per share)*, or HK$2,800,800 in aggregate (equivalent to US$359,008), to its shareholder, which was settled in cash on the same day.
No dividend was declared in the years ended December 31, 2024 and 2025.
*    Giving retroactive effect to the 8 for 1 share consolidation effected on July 10, 2025.

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
17. Investment Income
Investment income consists of the following:

	For the years ended December 31,
	2024	2025	2025
	HK$	HK$	US$
Investment gain (losses), net
Option premium income	-	4,407,000	566,212
Realized gain on disposal of digital assets	-	873,409	112,216
Investment income from stable coins and digital assets	-	1,680,869	215,958
Change in fair value of derivative liabilities	-	(2,795,520)	(359,169)
Change in fair value of stable coins, digital assets and digital assets – restricted	-	121,190,685	15,570,604
Others	-	(1,383,004)	(177,689)
Total investment gain (losses), net	-	123,973,439	15,928,132
18. Commitments and Contingencies
Commitments
As of December 31, 2025, the Company did not have any significant capital and other commitments.
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
19. Subsequent Events
Expiration of derivative contracts:
On January 30, 2026, the derivative contracts were expired. The relative digital assets restricted were also released and option premium income, HK$3,841,500, was recognized on the same day.
Digital assets:
As of May 31, 2026, the fair value of the digital assets acquired before the year ended December 31, 2025 was HK$2,460,921,075 due to the price fluctuation of the digital assets. The Company recorded such unrealized loss in the change in fair value of digital assets on the consolidated statements of operations in the subsequent period. During the period from January 1, 2026 to the date of this annual report issued, we acquired 254,278 bitcoin cash at an average price of HK$4,506 (US$575) per bitcoin cash.
Development of Self-Mining Capacity:
On February 6, 2026, the Company announced plans to expand its digital asset treasury strategy by developing in-house Bitcoin Cash (BCH) self-mining capabilities. This initiative is designed to support the BCH ecosystem’s security and resilience while enhancing the Company’s BCH digital asset treasury strategy. By owning the mining infrastructure, the

mF International Limited and Subsidiaries
Notes to Consolidated Financial Statements
19. Subsequent Events (Continued)

Company anticipates realizing several strategic advantages, including lower BCH acquisition costs compared to prevailing market prices through optimized hardware and energy efficiency, and effective hedging against market volatility via steady asset accumulation.
Digital Asset-Denominated Life Insurance and Planned Application for Bermuda Class IILT Insurance License:
The Company also announced its intention to apply for the Bermuda Class IILT Insurance License, a specialized regulatory license introduced by the BMA. This requires that the Company first obtain a Class ILT license to begin operations in the BMA ‘Sandbox’ for innovative insurers and then graduate to the full Class IILT license. All steps are subject to receiving BMA approvals and accepting the required conditions and restrictions as deemed necessary by the BMA. If approved, this license will allow the Company to operate a digital asset-denominated direct life insurance business aimed at helping digital asset holders protect, grow, and transfer wealth across generations. The Company recognizes that this initiative involves regulatory and operational uncertainties inherent in pioneering new financial services. The regulatory frameworks may evolve, potentially affecting application requirements and approval processes. Success will depend on obtaining regulatory approval and achieving market acceptance, with no guarantee of commercial objectives being met.
The Company evaluated all events and transactions that occurred after December 31, 2025 up through the date the Company issued the consolidated financial statements. Other than the event disclosed above, there was no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.